   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 2000



                                                      REGISTRATION NO. 333-48952

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                            MANUGISTICS GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7372                            52-1469385
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                           2115 EAST JEFFERSON STREET
                         ROCKVILLE, MARYLAND 20852-4999
                                 (301) 984-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                GREGORY J. OWENS
                            MANUGISTICS GROUP, INC.
                           2115 EAST JEFFERSON STREET
                         ROCKVILLE, MARYLAND 20852-4999
                                 (301) 984-5000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                 MERRITT A. COLE                                   WILLIAM R. SPALDING
                 SUSAN E. PENDERY                                    KING & SPALDING
               DILWORTH PAXSON LLP                                 191 PEACHTREE STREET
           3200 THE MELLON BANK CENTER                            ATLANTA, GEORGIA 30303
                1735 MARKET STREET                                    (404) 572-4600
         PHILADELPHIA, PENNSYLVANIA 19103
                  (215) 575-7000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effectiveness of this Registration Statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 21, 2000


                             TALUS SOLUTIONS, INC.
                                  OVERLOOK II
                             2839 PACES FERRY ROAD
                                   SUITE 1000
                          ATLANTA, GEORGIA 30339-5770

     On October 12, 2000, you were sent notice that Talus entered into an Agreement and Plan of Merger with Manugistics Group, Inc., a Delaware corporation, and Manu Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Manugistics. Pursuant to the terms of the merger agreement, Manu Acquisition Corp. will merge with and into Talus, and Talus will survive as a wholly owned subsidiary of Manugistics. The merger is expected to close prior to February 28, 2001.


     In the merger, each share of Talus capital stock will convert into a fraction of a share of Manugistics common stock depending upon the average closing price of Manugistics common stock during the 15 trading day period ending two days before the closing of the merger. If the average closing price is equal to or less than $65.00 per share, you will receive approximately .08820 of a share of Manugistics common stock per share of Talus common stock. If the average closing price is equal to or greater than $78.00 per share, you will receive approximately .07409 of a share of Manugistics common stock per share of Talus common stock. If the average closing price is between $65.00 and $78.00 per share, you will receive between .08820 and .07409 of a share of Manugistics common stock per share of Talus common stock, calculated proportionately based upon the average closing price of Manugistics common stock between $65.00 and $78.00. For example, if the average closing price of Manugistics common stock during the measurement period is $100 and you own 100 shares of Talus common stock, then after the merger you will receive 7 shares of Manugistics common stock and a check in the amount of $40.90, a total value of $740.90, or $7.41 per share. Except as otherwise provided in the merger agreement and the Talus Certificate of Incorporation, all shares of Talus preferred stock will be converted into a number of shares of Manugistics common stock equal to the exchange ratio multiplied by the number of shares of Talus common stock into which such shares of preferred stock are convertible immediately prior to the closing of the merger. A portion of each Talus stockholder's shares of Manugistics common stock equal to 15% will be held in escrow to secure the indemnification obligations of Talus set forth in the merger agreement.



     Please note that Manugistics recently announced a 2-for-1 stock split of its outstanding shares of common stock. For more information on this stock split, please see page 27 of the prospectus.


     Because the price of Manugistics' common stock fluctuates, the value of the securities you will receive will fluctuate on a daily basis. In converting your shares, you will generally not recognize a gain or a loss for tax purposes.

     Manugistics common stock is traded on the Nasdaq National Market, and Manugistics will register 4,300,000 shares of its common stock for issuance in connection with the merger, including 3,505,597 shares of common stock for resale by stockholders of Talus identified in this prospectus. There is no public market for Talus capital stock.

     PLEASE READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 15 OF THIS
DOCUMENT.

     The board of directors of Talus has approved and declared advisable the merger and the merger agreement. The holders of a majority of the voting capital stock of Talus have approved the merger.

     WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE MANUGISTICS COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     The date of this prospectus is November      , 2000, and it is first being
mailed to Talus stockholders on or about November      , 2000.

                      REFERENCES TO ADDITIONAL INFORMATION

     This document incorporates important business and financial information about Manugistics from documents that are not included in or delivered with this document. The information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from Manugistics at the following address:

                            Manugistics Group, Inc.
                           2115 East Jefferson Street
                         Rockville, Maryland 20852-4999
                         Attention: Investor Relations
                           Telephone: (301) 984-5000

     TO OBTAIN TIMELY DELIVERY, STOCKHOLDERS MUST REQUEST THE INFORMATION NO LATER THAN 15 CALENDAR DAYS FROM THE DATE OF MAILING OF THIS PROSPECTUS.

     Please see "Where You Can Find More Information" on page 90 for further information.


     As used in the prospectus, unless the context otherwise requires, "we," "us," "our" or "Manugistics" refers to Manugistics Group, Inc. and its subsidiaries.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     We make "forward-looking statements" throughout this prospectus. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe," "expect" or "anticipate" will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe they are reasonable. We do not guarantee that the transactions and events described in this prospectus will happen as described (or that they will happen at all). You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even though our situation may change in the future. Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties including but not limited to:

     - the significant considerations discussed in this prospectus;

     - risks associated with the effect of economic conditions;

     - future capital needs;

     - restrictions imposed by the terms of our indebtedness;

     - our ability to identify, complete and integrate acquisitions successfully;

     - risks associated with retaining our significant clients;

     - our strategies for reducing the costs of our products;

     - our product development efforts;

     - the impact of competition and technological change on us;

     - the timing of our introduction of new products and the extent of the deployment of our products by our clients;

     - our dependence on industry trends and the future growth in the markets for supply chain optimization and electronic business, or eBusiness, solutions;

     - the impact of legislation and regulation; and

     - the possible loss of key employees.

     You should read carefully the section of this prospectus under the heading "Risk Factors" beginning on page 15. We assume no responsibility for updating forward-looking information contained in this prospectus.

                          CAPTION                             PAGE
                          -------                             ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................     1
SUMMARY.....................................................     4
     The Companies..........................................     4
     The Merger.............................................     5
     Talus' Reasons for the Merger..........................     5
     Opinion of Financial Advisor to Talus..................     6
     Manugistics' Reasons for the Merger....................     6
     Conditions to the Merger; Effective Date of Merger.....     6
     Accounting Treatment...................................     7
     Tax Consequences.......................................     7
     Appraisal Rights.......................................     7
     Directors and Officers of the Surviving Corporation....     7
     Termination and Termination Fee........................     7
     No Solicitation........................................     8
     Interests of Talus Officers and Directors in the
      Merger................................................     8
     Effect of Merger on Rights of Talus Stockholders.......     8
     Market Price Information...............................     8
     Selling Stockholders; Plan of Distribution.............     9
     Talus Selected Consolidated Financial Data.............     9
     Manugistics Selected Consolidated Financial Data.......    11
     Manugistics Summary Unaudited Pro Forma Combined
      Financial Data........................................    12
     Comparative Per Share Data.............................    13
RISK FACTORS................................................    15
     Risks Related to the Merger............................    15
     Risks Related to Our Business..........................    17
     Risks Related to Our Industry..........................    26
RECENT DEVELOPMENTS.........................................    27
     Sale of Convertible Subordinated Notes.................    27
     Two-for-One Stock Split................................    27
     New Executive Officers.................................    28
     Resignation of Director................................    28
     Retirement of Chairman.................................    28
THE MERGER..................................................    28
     The Merger.............................................    28
     Terms of the Merger....................................    28
     Background of the Merger...............................    30
     Recommendation of Talus Board and Reasons for the
      Merger................................................    33
     Approval of Talus Stockholders.........................    34
     Opinion of Financial Advisor to Talus..................    34
     Approval of Manugistics Board and Reasons for the
      Merger................................................    40
     Opinion of Financial Advisor to Manugistics............    41
     Conditions to the Merger...............................    41
     No Solicitation........................................    42
     Conduct of Business of Talus Pending the Merger........    43
     Additional Agreements of the Parties...................    43
     Appointments to Manugistics Board of Directors.........    43
     Regulatory Approvals...................................    43
     Waiver and Amendment...................................    43
     Directors and Officers.................................    43
     Termination and Termination Fee........................    44

                          CAPTION                             PAGE
                          -------                             ----
     Interests of Talus Directors and Officers in the
      Merger................................................    44
     Support Agreements.....................................    46
     Escrow and Indemnification Rights......................    47
     Share Transfer Restriction Agreements..................    47
     Employee Benefits......................................    47
     Stock Options and Warrants.............................    48
     Material U.S. Federal Income Tax Consequences..........    48
     Accounting Treatment...................................    49
     Expenses...............................................    49
     Nasdaq National Market Listing.........................    49
SELLING STOCKHOLDERS........................................    50
PLAN OF DISTRIBUTION........................................    51
DESCRIPTION OF MANUGISTICS CAPITAL STOCK....................    52
     Capital Stock..........................................    52
     Preferred Stock........................................    52
     Dividend Rights........................................    52
     Voting Rights..........................................    52
     Staggered Board of Directors...........................    53
     Liquidation Rights.....................................    53
     Preemption, Conversion and Redemption..................    53
     Change of Control......................................    53
     Miscellaneous..........................................    54
COMPARISON OF RIGHTS OF MANUGISTICS STOCKHOLDERS AND TALUS
  STOCKHOLDERS..............................................    55
     Authorized Capital Stock...............................    55
     Size of the Board......................................    56
     Classification of Board of Directors...................    56
     Board Meetings.........................................    56
     Removal of Directors...................................    56
     Voting.................................................    57
     Dividends..............................................    57
     Amendments to the Certificate of Incorporation.........    57
     Amendments to the Bylaws...............................    58
     Restrictions on Special Meetings of the Stockholders...    58
     Notice of Board Nominations and Other Business.........    59
     Transactions with Interested Stockholders..............    60
APPRAISAL RIGHTS RELATED TO THE MERGER......................    61
COMPARATIVE STOCK PRICES AND DIVIDENDS......................    63
CAPITALIZATION OF MANUGISTICS...............................    64
DESCRIPTION OF MANUGISTICS..................................    65
     Business...............................................    65
     Industry Background....................................    65
     Strategy...............................................    66
     Products and eBusiness Solutions.......................    66
     Global Consulting Services.............................    69
     Client Support.........................................    69
     Product Development....................................    69
     Sales and Marketing....................................    70
     Alliances..............................................    70
     Clients................................................    70

                          CAPTION                             PAGE
                          -------                             ----
     Competition............................................    71
     License Agreements and Pricing.........................    72
     Proprietary Rights and Licenses........................    72
     Employees..............................................    72
     Management and Additional Information..................    72
DESCRIPTION OF TALUS........................................    72
     Business...............................................    72
     Principal Stockholders.................................    73
TALUS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................    76
     Overview...............................................    76
     Results of Operations..................................    77
     Liquidity and Capital Resources........................    81
     Factors that May Affect Future Results.................    82
     Forward-looking Statements.............................    82
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK OF
  TALUS.....................................................    83
PRO FORMA FINANCIAL INFORMATION.............................    84
LEGAL MATTERS...............................................    90
EXPERTS.....................................................    90
STOCKHOLDER PROPOSALS.......................................    90
WHERE YOU CAN FIND MORE INFORMATION.........................    90
FINANCIAL STATEMENTS OF TALUS...............................   F-1
APPENDIX "A" MERGER AGREEMENT...............................   A-1
APPENDIX "B" FAIRNESS OPINION OF GOLDMAN, SACHS & CO........   B-1
APPENDIX "C" FAIRNESS OPINION OF DEUTSCHE BANK SECURITIES
  INC.......................................................   C-1
APPENDIX "D" TAX OPINION OF PAUL, HASTINGS, JANOFSKY &
  WALKER LLP................................................   D-1
APPENDIX "E" TAX OPINION OF KING & SPALDING.................   E-1
APPENDIX "F" SECTION 262 OF THE DELAWARE GENERAL CORPORATION
  LAW 262 APPRAISAL RIGHTS..................................   F-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHY IS THE MERGER BEING CONSUMMATED?

A: The Talus board of directors believes that the merger is fair and in the best interests of the Talus stockholders and will provide significant benefits to the stockholders. To review the background and reasons for the merger in greater detail, see pages 30 through 33.

Q: WHAT WILL TALUS STOCKHOLDERS RECEIVE IN THE MERGER?

A: Talus stockholders will receive a fraction of a share of Manugistics common stock equal to a pre-determined ratio for each share of Talus capital stock that they hold. The precise exchange ratio will be based upon the average closing price of Manugistics common stock for the 15 trading days ending two days before the closing of the merger.

   If the average closing price is equal to or less than $65.00 per share, you will receive approximately .08820 of a share of Manugistics common stock per share of Talus common stock. If the average closing price is equal to or greater than $78.00 per share, you will receive approximately .07409 of a share of Manugistics common stock per share of Talus common stock. If the average closing price is between $65.00 and $78.00 per share, you will receive between .08820 and .07409 of a share of Manugistics common stock per share of Talus common stock, calculated proportionately based upon the average closing price of Manugistics common stock between $65.00 and $78.00. If the holder of Talus Series A preferred stock elects to treat the merger as a liquidation under the Talus Certificate of Incorporation, you may receive a slightly lower number of shares of Manugistics common stock per share of Talus common stock than indicated above. We anticipate that the holder of Talus Series A preferred stock will make this election if the average closing price during the measurement period is less than approximately $52.00.

   Manugistics will not issue fractional shares in the merger. Instead, Talus stockholders will receive a cash payment, without interest, for the value of any fraction of a share of Manugistics common stock that they would otherwise be entitled to receive based upon the average closing price of Manugistics common stock during the measurement period.

   For Example:

   - If the average closing price of Manugistics common stock during the measurement period is $80 and you own 100 shares of Talus common stock, then after the merger you will receive 7 shares of Manugistics common stock and a check in the amount of $32.72, a total value of $592.72, or $5.93 per share.

   - If the average closing price of Manugistics common stock during the measurement period is $70 and you own 100 shares of Talus common stock, then after the merger you will receive 8 shares of Manugistics common stock and a check in the amount of $19.41, a total value of $579.41, or $5.79 per share.

   - If the average closing price of Manugistics common stock during the measurement period is $60 and you own 100 shares of Talus common stock, then after the merger you will receive 8 shares of Manugistics common stock and a check in the amount of $49.20, a total value of $529.20, or $5.29 per share.

   - If the average closing price of Manugistics common stock during the measurement period is $50, and you own 100 shares of Talus common stock, then after the merger you will receive 8 shares of Manugistics common stock and a check in the amount of $39.14, a total value of $439.14, or $4.39 per share. This assumes that the holder of Talus Series A preferred stock elects to treat the merger as a liquidation.

   A portion of each Talus stockholder's shares of Manugistics common stock equal to 15% will be held in escrow to secure the indemnification obligations of Talus set forth in the merger agreement. The escrow arrangements are more fully described below.

   Except as otherwise provided in the merger agreement and the Talus Certificate of Incorporation, all shares of Talus preferred stock will be converted into a number of shares of Manugistics common stock equal to the exchange ratio multiplied by the number of shares of Talus common stock into which such shares of preferred stock are convertible immediately prior to the closing of the merger.

   References in this document to the value of consideration received by you in shares of Manugistics common stock or the worth of shares of Manugistics common stock refer to such value or worth based on the average closing price of Manugistics common stock during the 15 trading day period ending two days prior to the closing of the merger. The market price of Manugistics common stock fluctuates daily. On any given day, including the closing date of the merger, the price of a share of Manugistics common stock may be higher or lower than such average closing price.

Q: WHAT RISKS SHOULD I CONSIDER?

A: You should review "Risk Factors" beginning on page 15.

Q: WHEN IS THE MERGER EXPECTED TO BE COMPLETED?

A: We are working to complete the merger prior to February 28, 2001.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?

A: We expect that as a result of the merger, Talus stockholders generally will not recognize gain or loss for United States federal income tax purposes. Talus stockholders will, however, recognize gain or loss on cash received for fractional shares. To review the tax consequences to Talus stockholders in greater detail, see page 47.

   Your tax consequences will depend on your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Q: WHAT IS THE REQUIRED STOCKHOLDER APPROVAL?

A: Approval of the merger requires the affirmative vote of a majority of the outstanding shares of voting capital stock of Talus. Talus stockholders holding a majority of such shares of voting capital stock took action by written consent on September 21, 2000 to approve the merger. In addition, these stockholders granted to Manugistics a proxy to vote their shares in favor of the merger. Therefore, to the extent a vote were to be taken at a subsequent date, Manugistics currently holds proxies to vote enough shares of Talus voting capital stock to approve the merger, and no further action by Talus stockholders is necessary.

Q: WHAT SHOULD I DO NOW?

A: Talus stockholders should read this document carefully and determine whether they desire to receive the Manugistics common stock, or whether they desire to exercise their appraisal rights under Delaware law.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. If the merger is completed, we will send you written instructions for exchanging your Talus capital stock certificates for Manugistics common stock certificates.


Q: WHAT EFFECT WILL THE RECENTLY ANNOUNCED STOCK SPLIT BY MANUGISTICS HAVE ON
ME?



A:On November 8, 2000 we announced that our board of directors had declared a 2-for-1 split of the company's outstanding shares of common stock. The stock split will be effected in the form of a 100% stock dividend and will entitle each stockholder of record at the close of business on November 20, 2000 to receive one additional share of common stock for every share held on the record date. Certificates representing the additional shares will be distributed by our transfer agent on the dividend payment date of December 7, 2000. Our common stock will begin trading on a post-split basis on December 8, 2000.



  Because the merger is scheduled to close after December 8, 2000, the number of shares of Manugistics common stock which you will be entitled to receive in the merger will be adjusted to reflect the 2-for-1 stock split. For example, if you are entitled to receive 100 shares of Manugistics common stock prior to the close of business on December 7, 2000 (with an assumed value of $10,000 based on a per share closing price of $100), then at the closing of the merger, you will instead receive 200 shares of Manugistics common stock (with an assumed value of $10,000 based on a per share closing price of $50).

                       WHO CAN HELP ANSWER YOUR QUESTIONS

     If you want additional copies of this document, or if you want to ask any questions about the merger, you should contact:

            Talus Solutions, Inc.                         Manugistics Group, Inc.
                 Overlook II                            2115 East Jefferson Street
            2839 Paces Ferry Road                     Rockville, Maryland 20852-4999
                 Suite 1000                            Attention: Investor Relations
         Atlanta, Georgia 30339-5770                     Telephone: (301) 984-5000
         Attention: Michael R. Cote
          Telephone: (678) 556-5000

                                    SUMMARY

     This summary highlights selected information from this document and may not contain all the information that is important to you. For a more complete understanding of the merger and for a more complete description of the legal terms of the merger, you should read this entire document carefully, as well as the additional documents to which we refer you, including the merger agreement.

THE COMPANIES (PAGE 64)

Manugistics Group, Inc.
2115 East Jefferson Street
Rockville, Maryland 20852-4999
(301) 984-5000

     Manugistics Group, Inc., a Delaware corporation, is a leading global provider of supply chain optimization and eBusiness solutions for enterprises and evolving trading networks. Our solutions include infrastructure and application software products, solution support, strategic consulting and implementation services. Our solutions help our clients monitor and streamline their core internal operational processes involving the design, purchase, manufacture, storage, transportation, marketing and selling of their goods and services. Our solutions also help integrate clients' internal processes with trading partners and provide the collaboration and optimization required across extended eBusiness trading networks. Our solutions help our clients improve resource allocation through more effective operational decisions and improve customer service -- driving costs lower and revenues higher.

     Increasing global competition, shortening product life cycles and developing eBusiness initiatives of new and existing competitors are driving enterprises to provide greater levels of customer service while shortening their time-to-market. We were an early innovator in trading partner collaboration, with our first Internet-ready products commercially available in late 1997. Our technology initiatives continue to focus on the changing needs of companies in the markets we serve, as well as the requirements of the new eBusiness economy. We have developed a web architecture for our Manugistics NetWORKS(TM) collaborative solutions through our proprietary WebWORKS(TM) infrastructure and have provided advanced integration to disparate systems through our WebConnect products. Through our exchange platform ExchangeWORKS(TM), we are now addressing the new eBusiness processes enabled by the Internet, such as auctions, dynamic pricing, procurement, track and trace, as well as order and pipeline visibility.

     We offer solutions to companies in a diverse array of industries including agriculture, apparel, chemicals, consumer goods, electronics & high technology, energy, food, government, healthcare, logistics, metals, motor vehicles & parts, paper, pharmaceuticals and retail. Our customer base of over 900 clients includes large, multinational enterprises such as 3Com, Coca-Cola Enterprises, Cisco Systems, Compaq, Fuji Photo Film USA, Harley-Davidson, The Limited, Texas Instruments and Unilever, as well as medium-sized enterprises and emerging eBusinesses.

     Our common stock is traded on the Nasdaq National Market under the symbol "MANU." As of August 31, 2000, we had total assets of $166.5 million and stockholders' equity of $96.6 million. For the six months ended August 31, 2000, we reported total revenues of $108.7 million and had a net loss of $20.8 million, or $0.73 per basic and diluted share, and for the year ended February 29, 2000, we reported total revenues of $152.4 million and had a net loss of $8.9 million, or $0.33 per diluted share.

     We are incorporated in the State of Delaware. We have offices in Atlanta, Chicago, Denver, Irving, Philadelphia and San Mateo in the United States, and internationally in Australia, Belgium, Brazil, Canada, France, Germany, Italy, Japan, Mexico, The Netherlands, Singapore, Sweden and the United Kingdom.

Talus Solutions, Inc.
Overlook II
2839 Paces Ferry Road
Suite 1000
Atlanta, Georgia 30339-5770
(678) 556-5000

     Talus Solutions, Inc. is a leading provider of pricing and revenue optimization products and services. The software solutions of Talus enable companies to maximize revenues and profits by determining optimal prices for their goods and services. These solutions utilize Talus' proprietary optimization technology, which is particularly suited for highly complex, dynamic pricing environments.

     Talus has traditionally delivered custom solutions to the travel, transportation and hospitality industries. Over the last few years, Talus initiated a strategic shift to new market verticals, including telecommunications, electronics and high technology and motor vehicles and parts. Ford Motor Company, UPS and Tickets.com are examples of clients that have purchased these new solutions.

     Talus is a privately owned company and is incorporated in the State of Delaware. In addition to its principal executive offices located in Atlanta, Georgia, Talus maintains offices in London, England, Vancouver, Canada, and Silicon Valley, California. Its web site is located at www.talussolutions.com. Information contained on its web site does not constitute a part of this prospectus.

THE MERGER (PAGE 28)

     If the merger is completed, Manu Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Manugistics, will be merged with and into Talus, and Talus will become a wholly owned subsidiary of Manugistics. The merger requires the approval of the holders of at least a majority of the outstanding shares of Talus voting capital stock. The holders of such a majority have approved the merger, and Manugistics currently holds proxies to vote enough shares of the Talus voting capital stock to approve the merger to the extent a vote would be taken at a later date.

     We have attached the merger agreement as Appendix "A" to this document. We encourage you to read the merger agreement, as it is the legal document that governs the merger.

TALUS' REASONS FOR THE MERGER (PAGE 33)

     In reaching its decision to approve and recommend approval of the merger agreement, the Talus board of directors considered a number of factors, including the following:

     - the fact that the shares of Manugistics common stock are a liquid currency that would provide Talus' stockholders with the ability to realize cash on their investments or to continue with their investments with the potential for enhanced value;

     - the numerous synergies that exist between Manugistics and Talus, including potential cost savings and the creation of a unique solution by combining Talus' pricing and revenue optimization technology with Manugistics' supply chain optimization technology and the fact that no other vendor, to Talus' knowledge, offers a comprehensive solution that combines both supply and demand optimization technologies;

     - the fact that the combined offering of Talus' pricing and revenue management optimization products with Manugistics' supply chain optimization products would have an improved opportunity for market acceptance;

     - the ability of the combined company to market its product offerings to each party's respective customer base and the ability to leverage each company's direct and indirect sales channels; and

     - the financial presentation of Goldman, Sachs & Co., including its oral opinion that, based upon and subject to various assumptions, the conversion of all of the outstanding shares of Talus capital stock into Manugistics common stock pursuant to the merger agreement was fair from a financial point of view to the holders, in the aggregate, of shares of Talus capital stock.

     You are urged to read "the Merger -- Recommendation of Talus Board and Reasons for the Merger" for information on the factors considered by the Talus Board.

OPINION OF FINANCIAL ADVISOR TO TALUS (PAGE 34)

     On September 21, 2000, Goldman, Sachs & Co. delivered its oral opinion to the board of directors of Talus that, as of that date, the conversion of all of the outstanding shares of Talus capital stock into Manugistics common stock pursuant to the merger agreement is fair from a financial point of view to the holders, in the aggregate, of shares of Talus capital stock. Goldman Sachs subsequently confirmed its earlier oral opinion by delivery of its written opinion dated September 21, 2000. The opinion of Goldman Sachs does not constitute a recommendation as to how any holder of Talus shares should vote with respect to the transaction.

     THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS IS ATTACHED AS APPENDIX "B." STOCKHOLDERS OF TALUS ARE ENCOURAGED TO, AND SHOULD, READ THE OPINION IN ITS ENTIRETY.

MANUGISTICS' REASONS FOR THE MERGER (PAGE 40)

     In reaching its decision to approve the merger agreement, the Manugistics board of directors considered a number of factors, including the following:

     - the acquisition of Talus fits Manugistics' business strategy of developing new products that lead the market and that differentiate Manugistics in the marketplace;

     - the use of pricing and revenue management in new market industries is the next logical step in the yield management optimization process and the next logical market for substantial growth in the optimization process;

     - Talus has a unique and developed product suite of pricing and revenue management optimization software solutions which has allowed it to penetrate new market industries ahead of its competitors;

     - the numerous synergies that exist between Manugistics and Talus, including the creation of a unique pricing and revenue management optimization and supply chain optimization technology which provides a comprehensive solution that combines profit-based demand and supply optimization solutions not currently offered, to Manugistics' knowledge, by any other vendor; and

     - the financial presentation of Deutsche Bank Securities Inc., including its opinion that the ratio at which shares of Talus common stock will be converted into Manugistics common stock in the merger is fair to Manugistics from a financial point of view.

     You are urged to read "The Merger -- Approval of Manugistics Board and Reasons for the Merger" for more information on the factors considered by the Manugistics board.

CONDITIONS TO THE MERGER; EFFECTIVE DATE OF MERGER (PAGE 41)

     Consummation of the merger is subject to various conditions, including:

     - the holders of not more than 7% of the outstanding shares of Talus capital stock electing to exercise their appraisal rights;

     - receipt of the necessary regulatory approvals;

     - receipt of legal opinions regarding the tax aspects of the merger; and

     - satisfaction of other customary closing conditions.

     The merger will become effective when all of the conditions to the merger have been satisfied and a certificate of merger is filed with the Secretary of State of Delaware, or on such later date as the certificate of merger may specify. Subject to the conditions specified in the merger agreement, the parties anticipate that the merger will become effective prior to February 28, 2001. There can be no assurances, however, as to whether or when the merger will occur.

ACCOUNTING TREATMENT (PAGE 49)

     The merger will be accounted for by Manugistics under the purchase method of accounting. Accordingly, the purchase price will be allocated to the tangible and intangible assets and liabilities of Talus based on their estimated fair market values at the date of acquisition, and any excess of the purchase price over such fair market values will be accounted for as goodwill, which will be amortized over an estimated period of not more than five years. For this purpose, the purchase price will be determined when the merger is closed. The purchase price will be determined on the first date when the number of Manugistics shares and other consideration become fixed without subsequent revision. The financial statements of the combined company will reflect the combined operations of Manugistics and Talus from the effective date of the merger.

TAX CONSEQUENCES (PAGE 47)

     The merger is structured so that Talus stockholders will not recognize gain or loss for federal income tax purposes for the whole shares of Manugistics common stock they receive in the merger. Legal counsel to each of Manugistics and Talus have issued an opinion to this effect, copies of which are attached to this document as Appendix "D" and Appendix "E." Talus stockholders will be taxed on cash received instead of any fractional share of Manugistics common stock. Tax matters are complicated, and tax results may vary among stockholders. We urge you to contact your own tax advisor to understand fully how the merger will affect you.

APPRAISAL RIGHTS (PAGE 60)

     Holders of Talus capital stock are entitled to appraisal rights under Delaware law, and if the merger is consummated, to receive payment in cash for the statutory "fair value" of their shares, upon compliance with the provisions of Section 262 of the Delaware General Corporation Law. Under Delaware law, "fair value" would exclude any element of value arising from the accomplishment or expectation of the merger. To preserve these rights, a stockholder must not vote in favor of the merger and must deliver to Talus a written demand for appraisal of such stockholder's shares no more than twenty calendar days from the date of mailing of this prospectus. Failure to follow any of these or other procedures may result in the loss of statutory appraisal rights.

DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION (PAGE 43)

     The merger agreement provides that the directors and officers of Manu Acquisition Corp. immediately before the effective time will serve as directors and officers of Talus following the merger.

TERMINATION AND TERMINATION FEE (PAGE 43)

     Either Talus or Manugistics may terminate the merger under the following circumstances, among others:

     - both parties consent in writing;

     - the merger is not completed by March 31, 2001; or

     - there has been a breach of any representation, warranty or covenant contained in the merger agreement by the other party, or if any representation or warranty of the other party shall have become untrue (except for those representations and warranties which address matters only as of a particular date, which shall be true and correct only as of such date), and such inaccuracy in such representation or warranty or breach shall have a material adverse effect on such other party. If the merger agreement is terminated for any such breach, failure or inaccuracy, then Talus or Manugistics, as the case may be, shall pay to the other party a termination fee of approximately $9.2 million.

NO SOLICITATION (PAGE 42)

     Talus has agreed that it will not, directly or indirectly, (1) solicit, initiate or encourage the submission of any competing acquisition proposal, (2) participate in or encourage, including by way of furnishing any non-public information, any discussions or negotiations regarding any competing acquisition proposal, or (3) enter into any definitive agreement relating to any competing acquisition proposal.

INTERESTS OF TALUS DIRECTORS AND OFFICERS IN THE MERGER (PAGE 44)

     You should note that certain directors and officers of Talus have interests in the merger that are different from, or in addition to your interests. These interests relate, among other things, to deferred distributions from indirect ownership interests, potential accelerated vesting of stock options and indemnification rights.

EFFECT OF MERGER ON RIGHTS OF TALUS STOCKHOLDERS (PAGE 54)

     Talus is a Delaware corporation and, therefore, the rights of stockholders of Talus currently are determined by reference to the Delaware General Corporation Law and Talus' Certificate of Incorporation and bylaws. At the effective time of the merger, stockholders of Talus will become stockholders of Manugistics, which is a Delaware corporation. As a result, their rights as stockholders of Manugistics will be determined by reference to the Delaware General Corporation Law and by Manugistics' Certificate of Incorporation and bylaws. While both corporations are governed by Delaware law, there are various differences between the Certificate of Incorporation and bylaws of Manugistics and Talus.

MARKET PRICE INFORMATION

     Manugistics common stock is listed on the Nasdaq National Market under the symbol "MANU." Talus capital stock is not publicly traded. The following table presents:

     - the last reported sale price of one share of Manugistics common stock, as reported on the Nasdaq National Market; and

     - the market value of one share of Talus common stock on an equivalent per share basis.


     On November 1, 2000, there were 387 holders of record of Talus Class A voting common stock, 71 holders of record of Talus Class B non-voting common stock, one holder of record of Talus Series A preferred stock, two holders of record of Talus Series B preferred stock and 2 holders of record of Talus Series C preferred stock. No established trading market for Talus capital stock exists. Transactions in Talus capital stock are infrequent and are negotiated privately between the persons involved in these transactions. These transactions are not reported on an exchange or other organized trading system. For these reasons, Talus lacks reliable data regarding recent trading activity in Talus capital stock. To the best knowledge of management of Talus, the last arms-length transaction in Talus capital stock before announcement of the merger was a sale of Talus Class A voting common stock on August 18, 2000 at a price of $2.50 per share.



     Manugistics has never paid any cash dividends on its capital stock. Manugistics currently anticipates that it will retain earnings to support its operations and to finance the growth and development of its business, and it does not anticipate paying any cash dividends for the foreseeable future. Manugistics has an unsecured committed revolving credit facility with a commercial bank that will expire on September 30, 2001, unless it is renewed. Under the terms of the credit facility, Manugistics is prohibited from declaring or paying cash dividends on its common stock. On November 17, 2000, there were approximately 198 holders of record of Manugistics common stock.



     In each case below, it is assumed that the merger had been completed on each of September 21, 2000, the last full trading day before the public announcement of the proposed merger, and on November 17, 2000, the last day for which such information could be calculated before the date of this document. The equivalent price per share data for Talus common stock has been determined by multiplying the last reported sale price of one share of Manugistics common stock on each of these dates by the exchange ratio assuming that the average closing price equals the closing price on the date indicated. The table below does not reflect the recently announced stock split of Manugistics. For more information on the stock split, please see "Recent Developments -- Two-for-One Stock Split."



                                                                       EQUIVALENT PRICE PER
                                                        MANUGISTICS       SHARE OF TALUS
                         DATE                           COMMON STOCK       COMMON STOCK
                         ----                           ------------   --------------------
September 21, 2000....................................    $  87.00            $6.45
November 17, 2000.....................................    $ 115.44            $8.55


SELLING STOCKHOLDERS; PLAN OF DISTRIBUTION (PAGE 49, 51)

     This document also relates to the offer and resale by Talus stockholders, identified in this document as the "selling stockholders," of up to approximately 3,505,597 shares of Manugistics common stock issued to them in connection with the merger. The selling stockholders have not advised Manugistics of any specific plans for the distribution of the resale shares. It is anticipated that the sale or distribution of all or any portion of the resale shares offered hereby may be effected from time to time by the selling stockholders directly, indirectly to or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis, on the Nasdaq National Market, in the over-the-counter market, on any national securities exchange on which the shares are listed or traded, in privately negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

TALUS SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data was derived from Talus' audited consolidated financial statements presented elsewhere in this prospectus:

     - Consolidated statements of operations for the years ended December 31, 1997, 1998 and 1999; and

     - Consolidated balance sheets as of December 31, 1998 and 1999.

     The following data was also derived from Talus' unaudited consolidated financial statements included elsewhere in this prospectus:


     - Consolidated statements of operations for the nine months ended September 30, 1999 and 2000; and



     - Consolidated balance sheet as of September 30, 2000.


     The following data was further derived from Talus' unaudited consolidated financial statements not included elsewhere in this prospectus:

     - Consolidated statements of operations for the years ended December 31, 1995 and 1996; and

     - Consolidated balance sheets as of December 31, 1995, 1996 and 1997.

     Historical annual results of operations are not necessarily indicative of results to be expected in the future. Historical interim results of operations are not necessarily indicative of results to be obtained for the full year. When you read this selected consolidated financial data, you should also read the historical consolidated financial statements and related notes of Talus included in this prospectus, which have been audited by KPMG LLP, independent auditors, and the section of this prospectus titled, "Talus Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                                         NINE MONTHS ENDED
                                                                 YEARS ENDED DECEMBER 31,                  SEPTEMBER 30,
                                                     -------------------------------------------------   ------------------
                                                      1995      1996      1997       1998       1999      1999       2000
                                                     -------   -------   -------   --------   --------   -------   --------
                                                                                 (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  License fees....................................   $    --   $    --   $    --   $     --   $    224   $    --   $  1,927
  Consulting, solution support and custom software
    development services..........................    28,789    35,745    41,070     43,923     37,626    29,143     29,963
                                                     -------   -------   -------   --------   --------   -------   --------
    Total revenues................................    28,789    35,745    41,070     43,923     37,850    29,143     31,890
                                                     -------   -------   -------   --------   --------   -------   --------
Operating expenses:
  Cost of revenue.................................    18,189    26,616    27,040     32,750     30,519    20,581     18,142
  Sales and marketing.............................     3,329     3,431     5,542      6,341      9,481     6,451      6,357
  Product development.............................        --        --     1,819      5,077      7,305     5,061      6,971
  General and administrative......................     5,341     3,448     4,171      6,403      6,098     4,281      6,703
  Acquisition-related expenses(1).................        --        --     1,005         --         --        --        800
  ESOP expense(2).................................       824     1,086       778      3,284         --        --         --
  Restructuring costs (income)(3).................        --        --        --         --      3,956       481       (211)
  Non-cash stock compensation expense(4)..........        --        --        --         --         --        --        650
                                                     -------   -------   -------   --------   --------   -------   --------
    Total operating expenses......................    27,683    34,581    40,355     53,855     57,359    36,855     39,412
                                                     -------   -------   -------   --------   --------   -------   --------
Income (loss) from operations.....................     1,106     1,164       715     (9,932)   (19,509)   (7,712)    (7,522)
Interest income (expense), net....................       (96)     (173)     (512)    (1,262)       284         1        690
(Increase) decrease in fair value of common stock
  put warrant(5)..................................        --        --        --        360         --        --       (590)
                                                     -------   -------   -------   --------   --------   -------   --------
Income(loss) before income taxes..................     1,010       991       203    (10,834)   (19,225)   (7,711)    (7,422)
Provision for income taxes........................      (443)     (442)     (370)        --         --        --         --
                                                     -------   -------   -------   --------   --------   -------   --------
Net income(loss)..................................       567       549      (167)   (10,834)   (19,225)   (7,711)    (7,422)
Dividends and accretion on redeemable preferred
  stock...........................................      (174)     (400)     (558)      (627)      (753)     (564)    (2,692)
                                                     -------   -------   -------   --------   --------   -------   --------
Net income (loss) attributable to common
  stockholders....................................   $   393   $   149   $  (725)  $(11,461)  $(19,978)  $(8,275)  $(10,114)
                                                     =======   =======   =======   ========   ========   =======   ========
BALANCE SHEET DATA
Cash, cash equivalents and short-term
  investments.....................................   $ 2,602   $ 2,093   $ 3,973   $ 11,826   $ 25,277             $ 12,331
Working capital...................................     5,272     3,807     8,683     13,992     21,019               12,123
Total assets......................................    13,725    15,891    22,197     30,746     41,683               30,373
Total long-term debt, less current portion........     1,266     2,225     7,164      3,348      2,155                1,336
Redeemable convertible preferred stock............     2,133     2,533     3,091      3,718      4,470                7,162
Total stockholders' equity (deficit)..............    (3,990)   (4,604)   (9,368)     6,896     11,812                4,380


---------------

(1) During 1997, Talus incurred a non-recurring charge to operations totaling $1.0 million for certain acquisition-related expenses in connection with the merger of Decision Focus Incorporated ("DFI") and Aeronomics Incorporated ("Aeronomics"). During the nine months ended September 30, 2000, Talus recorded a $0.8 million charge for costs incurred to date related to the Merger with Manugistics.


(2) The final allocation of shares to employee stock option plan participants occurred in 1998. The Talus Employee Stock Ownership Plan was terminated in December 1999.


(3) During 1999, Talus incurred charges to operations totaling $4.0 million for certain restructuring costs including severance for headcount reductions during the nine months ended September 30, 1999 ($0.4 million) and including lease termination costs associated with relocating its corporate headquarters ($3.6 million).



(4)During the nine months ended September 30, 2000, Talus recorded a charge of $0.7 million related to stock options granted to employees and directors. In addition, Talus issued common stock to vendors at prices below fair value for services rendered at prices below fair value.



(5) See "Talus Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANUGISTICS SELECTED CONSOLIDATED FINANCIAL DATA

     The following historical consolidated statement of operations data for the years ended February 29 or 28, 1996, 1997, 1998, 1999 and 2000 is derived from our audited financial statements. The statement of operations data for the six months ended August 31, 1999 and 2000 and consolidated balance sheet data as of August 31, 2000 is unaudited.

                                                              FISCAL YEAR ENDED                     SIX MONTHS ENDED
                                                              FEBRUARY 29 OR 28,                       AUGUST 31,
                                              --------------------------------------------------   ------------------
                                               1996      1997       1998       1999       2000      1999       2000
                                              -------   -------   --------   --------   --------   -------   --------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues:
    License fees............................  $33,111   $54,342   $107,547   $ 73,802   $ 60,421   $23,852   $ 54,483
    Consulting, solution support and other
      services..............................   33,865    45,865     72,716    103,762     92,012    49,136     54,186
                                              -------   -------   --------   --------   --------   -------   --------
        Total revenues......................   66,976   100,207    180,263    177,564    152,433    72,988    108,669
                                              -------   -------   --------   --------   --------   -------   --------
  Operating expenses:
    Cost of license fees....................    3,070     5,011     11,102     13,415     13,685     5,910      9,593
    Cost of consulting, solution support and
      other Services........................   15,181    19,618     33,213     50,585     44,346    21,914     25,292
    Sales and marketing.....................   22,933    34,961     66,228    103,006     61,439    28,138     48,134
    Product development.....................   12,133    18,889     32,794     49,389     29,150    14,461     16,215
    General and administrative..............    6,664     9,344     14,639     19,828     15,837     7,840     10,310
    Acquisition-related expenses(1).........       --        --         --      3,095         --        --         --
    Non-cash stock compensation
      expense(2)............................       --        --         --         --         --        --     20,711
    Restructuring costs(1)..................       --        --         --     33,775     (1,506)     (682)        --
    Purchased research and development(3)...       --     3,697     47,340         --         --        --         --
                                              -------   -------   --------   --------   --------   -------   --------
        Total operating expenses............   59,981    91,520    205,316    273,093    162,951    77,581    130,255
                                              -------   -------   --------   --------   --------   -------   --------
Income (loss) from operations...............    6,995     8,687    (25,053)   (95,529)   (10,518)   (4,593)   (21,586)
Other income -- net.........................    1,144     1,047      2,863      2,362      1,389       874        715
                                              -------   -------   --------   --------   --------   -------   --------
Income (loss) before income taxes...........    8,139     9,734    (22,190)   (93,167)    (9,129)   (3,719)   (20,871)
Provision (benefit) for income taxes........    3,064     5,077     (9,025)     2,945       (184)     (673)       (36)
                                              -------   -------   --------   --------   --------   -------   --------
Net income (loss)...........................  $ 5,075   $ 4,657   $(13,165)  $(96,112)  $ (8,945)  $(3,046)  $(20,835)
                                              =======   =======   ========   ========   ========   =======   ========
Basic income (loss) per share...............  $  0.24   $  0.22   $  (0.56)  $  (3.64)  $  (0.33)  $ (0.11)  $  (0.73)
                                              =======   =======   ========   ========   ========   =======   ========
Shares used in basic share computation......   20,909    21,657     23,484     26,402     27,486    27,151     28,541
                                              =======   =======   ========   ========   ========   =======   ========
Diluted income (loss) per share.............  $  0.23   $  0.20   $  (0.56)  $  (3.64)  $  (0.33)  $ (0.11)  $  (0.73)
                                              =======   =======   ========   ========   ========   =======   ========
Shares used in diluted share computation....   21,935    23,159     23,484     26,402     27,486    27,151     28,541
                                              =======   =======   ========   ========   ========   =======   ========

                                                                            AS OF
                                                                      FEBRUARY 29 OR 28,                     AS OF
                                                      --------------------------------------------------   AUGUST 31,
                                                       1996      1997       1998       1999       2000        2000
                                                      -------   -------   --------   --------   --------   ----------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities....  $24,441   $22,465   $ 82,137   $ 43,362   $ 51,547    $ 34,849
Working capital.....................................   29,012    33,443     96,394     31,138     36,831      40,098
Total assets........................................   62,497    86,306    225,215    172,336    152,428     166,512
Total stockholders' equity..........................  $43,846   $54,873   $173,746   $ 85,722   $ 86,718    $ 96,607

---------------
(1) During fiscal 1999, we incurred a non-recurring charge to operations totaling $3.1 million for certain acquisition-related expenses in connection with the business combination involving TYECIN Systems, Inc. During fiscal 1999, we incurred charges to operations totaling $33.8 million for certain restructuring costs related to management's plan to reduce costs and improve operating efficiencies. The impact of these charges on basic and diluted
    (loss) income per share was ($1.40) in fiscal 1999.

(2) During the six months ended August 31, 2000, we incurred non-cash stock compensation expense totaling $20.7 million in connection with the application of FASB Interpretation No. 44 ("FIN 44") "Account-ing for Certain Transactions Involving Stock Compensation" to the January 1999 repriced stock options. See our Current Report on Form 10-Q filed on October 16, 2000 for the impact of the non-cash stock compensation on the various expense line items.

(3) During fiscal 1998 and 1997, we incurred non-recurring, non-cash charges to operations totaling $47.3 million (or $28.6 million, net of $18.7 million tax benefit) and $3.7 million, respectively, in connection with the write-off of purchased research and development, which had not yet reached technological feasibility and had no alternative future use. The impact of these charges on basic and diluted (loss) income per share was ($1.22) in fiscal 1998 and ($0.17) and ($0.16), respectively, in fiscal 1997.

MANUGISTICS SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA


     In the table below, we provide you summary unaudited pro forma combined financial data to give effect to our merger with Talus and the October and November 2000 issuances totaling $250 million of convertible subordinated notes as if these had been completed on March 1, 1999 for statement of operations purposes and August 31, 2000 for balance sheet purposes. This summary unaudited pro forma combined financial data should be read in conjunction with the unaudited pro forma combined condensed financial information and accompanying notes which are included in this prospectus, the separate historical financial statements and accompanying notes of Manugistics, which are incorporated by reference in this prospectus, and the historical financial statements of Talus which are included in this prospectus. It is also important that you read our 2000 Annual Report on Form 10-K which we incorporate by reference. See "Where You Can Find More Information" on Page 90.



     On September 21, 2000, we entered into a definitive agreement to acquire Talus in a transaction to be accounted for as a purchase. Under the agreement, we will acquire all of the outstanding capital stock of Talus and will assume all outstanding stock options of Talus, in exchange for approximately 3.5 to 4.2 million shares of our common stock, plus stock options, valued at approximately $380 million including acquisition charges.



     On October 20, 2000, we completed the private placement of $200 million of 5% convertible subordinated notes due 2007 and on November 2, 2000, we completed the private placement of an additional $50 million of these notes. This private placement is reflected in the "As Adjusted" column balance.



     The summary unaudited pro forma combined financial data is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the companies operated as a single entity during this period. The unaudited pro forma combined condensed financial information does not purport to represent what our operations or financial position actually would have been had the acquisition occurred on the dates specified, or to project our results of operation or financial position for any future period or date. The selected unaudited pro forma combined financial data derived from the unaudited pro forma combined condensed financial information included elsewhere in this prospectus should be read in conjunction with that information and the related notes. See "Unaudited Pro Forma Combined Condensed Financial Information."

                                                         YEAR ENDED             SIX MONTHS ENDED
                                                      FEBRUARY 29, 2000          AUGUST 31, 2000
                                                   -----------------------   -----------------------
                                                               AS ADJUSTED               AS ADJUSTED
                                                   PRO FORMA    PRO FORMA    PRO FORMA    PRO FORMA
                                                   ---------   -----------   ---------   -----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
UNAUDITED PRO FORMA COMBINED STATEMENT OF
  OPERATIONS DATA:
Revenue..........................................  $ 190,283    $ 190,283    $131,833     $131,833
Total operating expenses.........................    319,735      319,735     206,403      206,403
Other income (expense)...........................      1,673      (12,027)      1,191       (5,659)
Net loss.........................................   (127,595)    (141,295)    (73,343)     (80,193)
Net loss per basic and diluted share.............  $   (4.12)   $   (4.56)   $  (2.29)    $  (2.50)
Weighted average shares used in per share
  calculation....................................     30,972       30,972      32,027       32,027



                                                               AS OF AUGUST 31, 2000
                                                              -----------------------
                                                                          AS ADJUSTED
                                                              PRO FORMA    PRO FORMA
                                                              ---------   -----------
                                                                  (IN THOUSANDS)
UNAUDITED PRO FORMA COMBINED BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities............  $ 52,126     $294,126
Working capital.............................................    46,609      288,609
Total assets................................................   566,749      816,749
Long term debt..............................................        --      250,000
Stockholders' equity........................................  $471,224     $471,224


COMPARATIVE PER SHARE DATA

     The following table sets forth historical net loss and book value per share data of Manugistics and Talus and unaudited pro forma combined net loss and book value per share data after giving effect to the Talus acquisition.

     This data should be read in conjunction with the unaudited pro forma combined financial statements included in this prospectus, the consolidated financial statements and related notes of Manugistics incorporated by reference in this prospectus and the historical financial statements and related notes of Talus included in this prospectus. The unaudited pro forma combined per share data is not necessarily indicative of the net income (loss) or book value per share that would have been achieved had the transactions been completed as of the beginning of the periods presented.


     References below to Manugistics' historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding, net of treasury shares, as of August 31, 2000. Talus' historical book value per share as of September 30, 2000 is computed by dividing stockholders' equity by the sum of (1) the number of shares of common stock outstanding, net of treasury shares, and (2) the number of shares of common stock that would be outstanding upon conversion of the Series B and Series C preferred stock, less the number of shares of common stock outstanding that are subject to put rights by the holder. The pro forma combined book values per share are computed by dividing pro forma stockholders' equity by the pro forma number of shares of Manugistics common stock outstanding as of August 31, 2000.

                                                                                    SIX MONTHS
                                                                 YEAR ENDED       ENDED AND AS OF
                                                              FEBRUARY 29, 2000   AUGUST 31, 2000
                                                              -----------------   ---------------
Manugistics historical:
  Net loss per share, basic and diluted.....................       $(0.33)            $(0.73)
  Book value per share(5)...................................                          $ 3.36
Talus historical:
  Net loss per share, basic and diluted(1)..................       $(1.21)            $(0.35)
  Book value per share(2)...................................                          $ 0.10
Pro forma combined Manugistics(3):
  Net loss per share, basic and diluted:
     Assuming stock price is $78.00 or greater..............       $(4.56)            $(2.50)
     Assuming stock price is $65.00 or less.................       $(4.47)            $(2.45)
  Book value per share(5):
     Assuming stock price is $78.00 or greater..............                          $14.60
     Assuming stock price is $65.00 or less.................                          $14.29
Talus equivalent pro forma combined(3)(4):
  Net loss per share, basic and diluted(1)
     Assuming stock price is $78.00 or greater..............       $(0.34)            $(0.19)
     Assuming stock price is $65.00 or less.................       $(0.39)            $(0.22)
  Book value per share
     Assuming stock price is $78.00 or greater..............                          $ 1.08
     Assuming stock price is $65.00 or less.................                          $ 1.26


---------------
(1) Data is for the year ended December 31, 1999 and for the six months ended June 30, 2000.


(2) Data is as of September 30, 2000.



(3) Net loss per basic and diluted share, includes the effect of Manugistics $250.0 million private placement of notes.


(4) Calculated by multiplying the Manugistics pro forma combined per share amounts by the merger exchange ratio as follows:

         Assuming stock price is $78.00 or greater: .07409
         Assuming stock price is $65.00 or less:    .08820

(5) Book value per share is based on the shares outstanding at August 31, 2000.

                                  RISK FACTORS


     Talus stockholders should consider carefully the following factors, in addition to those factors discussed in the documents that we have filed with the SEC which we have incorporated by reference into this document, and the other information included in this prospectus.


                          RISKS RELATED TO THE MERGER

THE MERGER WILL ADVERSELY AFFECT MANUGISTICS COMBINED FINANCIAL RESULTS.

     Manugistics will incur substantial dilution to its earnings per share in accordance with generally accepted accounting principles for the foreseeable future as a result of the merger. In connection with the merger, Manugistics will amortize approximately $23.8 million of deferred compensation over three years. Further, Manugistics will incur an annual amortization charge of approximately $91.5 million related to goodwill and intangible assets over the next four years.

THE EXCHANGE RATIO COULD BE SIGNIFICANTLY DIFFERENT FROM WHAT IT WOULD BE IF DETERMINED UPON EXECUTION OF THE MERGER AGREEMENT.

     In the merger, each share of Talus capital stock will convert into a fraction of a share of Manugistics common stock depending on the average closing price of Manugistics common stock during the 15 trading day period ending two days before the closing of the merger. Because the exchange ratio will not be determined until two days before the closing of the merger, Talus stockholders may not know the actual exchange ratio prior to the date by which Talus stockholders are required to deliver to Talus a written demand for the appraisal of their stock under Section 262 of the Delaware General Corporation Law. Changes in the price of Manugistics common stock between the date of execution of the merger agreement and the closing of the merger may cause the actual exchange ratio to differ significantly from the exchange ratio that would have existed had it been calculated on or before the date of execution of the merger agreement.

WE MAY ENCOUNTER PROBLEMS EFFECTIVELY INTEGRATING TALUS IF THE MERGER IS COMPLETED.

     Integrating the operations and personnel of Talus into Manugistics will be a complex process, and Manugistics is uncertain that the integration will be completed in a timely manner or will achieve the anticipated benefits of the merger. This acquisition of Talus is substantially larger than all of our prior acquisitions, not all of which have been successful. In addition to the risks described below in connection with acquisitions generally, the ultimate success of the merger is dependent on the following factors:

     - our ability to complete the commercial release of Talus' custom-developed solutions;

     - our ability to protect and maintain Talus' intellectual property rights;

     - our ability to successfully market the products Talus has developed and is developing for commercial release;

     - our ability to successfully integrate Talus' technologies;

     - our ability to retain and incentivize Talus' employees;

     - market acceptance of the products Talus has commercially released to date;

     - our ability to fulfill our strategic plan for the merger of Talus by integrating Manugistics' supply chain and eBusiness capabilities and products with Talus' pricing and revenue optimization products and services;

     - market acceptance of our combined supply chain, eBusiness and pricing and revenue optimization products;

     - our ability, together with Talus, to cross-sell products and services into our respective markets; and

     - the outcome of current disputes and litigation arising in the ordinary course of business.

IF MANUGISTICS DOES NOT SUCCESSFULLY INTEGRATE TALUS OR THE MERGER'S BENEFITS DO NOT MEET THE EXPECTATIONS OF INVESTORS OR FINANCIAL OR INDUSTRY ANALYSTS, THE MARKET PRICE OF MANUGISTICS' COMMON STOCK MAY DECLINE.

     The market price of Manugistics common stock may decline as a result of the merger if:

     - the integration of Talus into Manugistics is not completed in a timely and efficient manner;

     - Manugistics does not achieve the benefits of the merger as rapidly as, or to the extent, anticipated by financial or industry analysts;

     - Manugistics' assumptions about Talus' business model and operations may prove incorrect;

     - the effect of the merger on Manugistics' financial results is not consistent with the expectations of financial or industry analysts;

     - Manugistics is unable to obtain additional capital on acceptable terms when required; or

     - significant stockholders of Manugistics following the merger may determine to dispose of their shares because the results of the merger are not consistent with their expectations.

FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT MANUGISTICS AND TALUS.

     If the merger is not completed for any reason, Manugistics and Talus will be subject to a number of material risks, including:

     - the provision in the merger agreement that Manugistics or Talus could be required to pay the other party a termination fee of approximately $9.2 million under certain circumstances;


     - costs related to the merger, such as legal and accounting fees and a portion of the expenses of the Manugistics' and Talus' investment bankers must be paid even if the merger is not completed;


     - benefits that the companies expect to realize from the merger, such as the potentially enhanced financial and competitive position of the combined company, would not be realized;

     - potential adverse publicity and negative perceptions by analysts and investors; and

     - the diversion of management attention from day-to-day business, and the potential to disrupt employees and relationships with customers and suppliers during the period before consummation of the merger, may affect the financial and market position of either or both companies if the merger does not occur.

     If the merger is terminated and the Talus board of directors seeks another merger or business combination, Talus stockholders cannot be certain that Talus will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid by Manugistics in the merger.

DURING THE PENDENCY OF THE MERGER, TALUS MAY NOT BE ABLE TO ENTER INTO A MERGER OR BUSINESS COMBINATION WITH ANOTHER PARTY AT A FAVORABLE PRICE BECAUSE OF RESTRICTIONS IN THE MERGER AGREEMENT.

     Until the merger is completed or the merger agreement is terminated, Talus is prohibited from entering into or soliciting, initiating or encouraging any inquiries or proposals that may lead to a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, tender offer, sale of shares of capital stock or other similar transactions with any other person. As a result of these restrictions, Talus may not be able to enter into an alternative transaction at a favorable price.

A PORTION OF TALUS STOCKHOLDER'S SHARES OF MANUGISTICS COMMON STOCK WILL BE HELD IN ESCROW.

     A portion of each Talus stockholder's shares of Manugistics common stock equal to 15% will be held in escrow to secure the indemnification obligations of Talus as set forth in the merger agreement. The terms of this escrow arrangement are more fully described below under "The Merger -- Escrow and Indemnification Rights." If Talus stockholders are required to indemnify Manugistics and its affiliates for losses resulting from the breach of representations, warranties, covenants or agreements of Talus contained in the merger agreement, or for losses of Talus in connection with certain pending litigation of Talus, Talus stockholders may not receive all, or a portion, of the shares of Manugistics common stock held in escrow.

TALUS' OFFICERS AND DIRECTORS HAVE CONFLICTS OF INTEREST THAT MAY INFLUENCE THEM TO SUPPORT OR APPROVE THE MERGER.

     Some members of the Talus board of directors and management have interests in the merger in addition to their interests generally as stockholders of Talus. The interests of certain members of the Talus board of directors and management in the merger are more fully described below under "The Merger -- Interests of Talus Directors and Officers in the Merger."

UNCERTAINTIES ASSOCIATED WITH THE MERGER MAY CAUSE TALUS TO LOSE KEY PERSONNEL.

     Current and prospective Talus employees may experience uncertainty about their future roles with Manugistics. This uncertainty may adversely affect Talus' ability to attract and retain key management, sales, marketing and technical personnel. In addition, Manugistics' ability to successfully integrate the two companies may be adversely affected if a significant number of key Talus personnel depart prior to the closing of the merger, which would adversely affect Manugistics' business and results of operations.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE RECENTLY RESTRUCTURED OUR BUSINESS AND, AS A RESULT, YOU MAY HAVE DIFFICULTY EVALUATING OUR PROSPECTS BASED ON OUR PAST OPERATING RESULTS.

     We experienced operational difficulties in fiscal 1999 and the first half of fiscal 2000. Problems with our direct sales operation and intense competition, among other factors, contributed to net losses of $96.1 million in fiscal 1999 and $8.9 million in fiscal 2000. We have also reported net losses of $20.8 million for the first half of fiscal 2001. In response to our problems, we hired a new executive management team, enhanced our supply chain optimization and eBusiness products and services and improved our direct sales organization. Our ability to continue to achieve operational improvements and improve our financial performance will be subject to a number of risks and uncertainties, including the following:

     - slower growth in the market for supply chain and eBusiness software;

     - our ability to introduce new software products and services to respond to technological and client needs;

     - our ability to manage our anticipated growth;

     - our ability to hire, integrate and deploy our direct sales force effectively;

     - our ability to expand our distribution capability through indirect sales channels;

     - our ability to respond to competitive developments and pricing; and

     - our dependence on our current executive officers and key employees.

     If we fail to successfully address these risks and uncertainties, our business could be harmed and we could continue to incur significant losses.

WE HAVE A HISTORY OF LOSSES AND EXPECT FUTURE LOSSES. IF WE DO NOT ACHIEVE OR MAINTAIN PROFITABILITY IN THE FUTURE, OUR STOCK PRICE MAY DECLINE.

     We have recently incurred significant losses, including net losses of $20.8 million for the first half of fiscal 2001, $8.9 million in fiscal 2000 and $96.1 million in fiscal 1999. We cannot assure you that our revenues will grow or that we will achieve or maintain profitability in the future. Our ability to increase revenues and achieve profitability will be affected by the other risks and uncertainties described in this section. Our failure to achieve profitability could cause our stock price to decline, and our ability to finance our operations could be impaired.

OUR OPERATING RESULTS FLUCTUATE, AND IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS IN ANY PERIOD, OUR STOCK PRICE COULD DECLINE SIGNIFICANTLY.

     Our revenues and operating results are difficult to predict, and we believe that period-to-period comparisons of our operating results will not necessarily be meaningful or indicative of future performance. The factors that may cause fluctuations of our quarterly operating results include the following:

     - the size, timing and contractual terms of sales of our products and services;

     - the potentially long and unpredictable sales cycle for our products;

     - technical difficulties in our software that could delay the introduction of new products or increase their costs;

     - introductions of new products or new versions of existing products by us or our competitors;

     - changes in prices or the pricing models for our products and services or those of our competitors;

     - changes in the mix of our software license revenues, consulting revenues and solution support revenues; and

     - changes in the mix of sales channels through which our products and services are sold.

     Due to fluctuations from quarter to quarter, our operating results may not meet the expectations of securities analysts or investors. If this occurs, the price of our common stock could decline significantly.

VARIATIONS IN THE TIME IT TAKES US TO SELL OUR SOLUTIONS MAY CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS.

     The time it takes to sell our solutions to prospective clients varies substantially, but typically ranges between six and twelve months. Variations in the length of our sales cycles could cause our revenues to fluctuate widely from period to period. Because we typically recognize a substantial portion of our license revenues in the last month of a quarter, any delay in the sale of our products could cause significant variations in our revenues from quarter to quarter. Furthermore, because our operating expenses are relatively fixed over the short term and we devote significant time and resources to prospective clients, these fluctuations could cause our operating results to suffer in some future periods. The length of our sales cycle depends on a number of factors, including the following:

     - the breadth of the solution required by the client, including the technical, organizational and geographic scope of the license;

     - the evaluation and approval process employed by the client;

     - the sales channel through which the solution is sold; and

     - any other delays arising from factors beyond our control.

THE SIZE AND SCOPE OF OUR CONTRACTS WITH CLIENTS ARE INCREASING, WHICH MAY CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS.

     Our clients and prospective clients are seeking to solve increasingly complex supply chain and eBusiness problems. Further, we are now focusing on providing total solutions to our clients, as opposed to only licensing software. As the size and scope of our contracts with clients increase, our operating results could fluctuate due to the following factors:

     - contractual terms may vary widely, which is likely to result in differing methods of accounting for revenue from each contract;

     - losses of, or delays in, larger contracts could have a proportionately greater effect on our revenues for a particular period; and

     - the sales cycle related to larger contracts is likely to be longer and subject to greater delays.

     Any of these factors could cause our revenues to decline or fluctuate significantly in any quarter and could cause a decline in our stock price.

WE HAVE EXPERIENCED DIFFICULTIES INTEGRATING ACQUISITIONS IN THE PAST AND MAY EXPERIENCE PROBLEMS WITH FUTURE ACQUISITIONS THAT COULD MATERIALLY HARM OUR BUSINESS.

     Acquisitions involve the integration of companies that have previously operated independently. In connection with any acquisition, there can be no assurance that we will:

     - effectively integrate employees, operations, products and systems;

     - realize the expected benefits of the transaction;

     - retain key employees;

     - retain and develop key technologies and proprietary know-how;

     - avoid conflicts with our clients that are competitors or clients of the acquired company;

     - avoid unanticipated operational difficulties or expenditures; and

     - effectively operate our existing business lines, given the significant diversion of resources and management attention to acquisitions.


     In 1998, we experienced difficulties with the integration of the products and operations of ProMIRA Software, Inc., or ProMIRA, which we acquired in February 1998, and TYECIN Systems, Inc., or TYECIN, which we acquired in June 1998. These difficulties included problems integrating the prior ProMIRA sales forces and the delayed releases of the in-process technology acquired as part of the transaction. In addition, as a result of the poor financial performance we experienced in fiscal 1999, the technology acquired in conjunction with the TYECIN acquisition was not integrated into our solutions and, therefore, revenues generated from this technology have been nominal. Difficulties like those experienced with ProMIRA and TYECIN and as outlined above could materially and adversely affect our business, results of operations and financial condition.


WE DEPEND ON SALES OF OUR SUPPLY CHAIN OPTIMIZATION AND EBUSINESS SOLUTIONS, AND OUR BUSINESS WILL BE MATERIALLY AND ADVERSELY AFFECTED IF THE MARKET FOR THESE PRODUCTS DOES NOT CONTINUE TO GROW.

     Substantially all of our software license fees, consulting revenues and solution support revenues have arisen from, or are related directly to, our supply chain optimization and eBusiness solutions. We expect to continue to be dependent upon these products in the future, and any factor adversely affecting the products or the market for supply chain and eBusiness solutions, in general, would materially and adversely affect our ability to generate revenues.

     While we believe the market for supply chain and eBusiness solutions will continue to expand, it may grow more slowly than in the past. If the market for our products does not grow as rapidly as we expect, revenue growth, operating margins or both could be adversely affected.

OUR MARKET IS EXTREMELY COMPETITIVE, AND WE MAY NOT BE ABLE TO EFFECTIVELY COMPETE.

     The market for our solutions is intensely competitive. The intensity of competition in our market has significantly increased and is expected to increase in the future, particularly in the eBusiness software applications market. Our current and potential competitors may make acquisitions of other competitors and may establish cooperative relationships among themselves or with third parties. Further, our current or prospective clients and partners may become competitors in the future. Increased competition is likely to result in price reductions, lower gross margins, longer sales cycles and the loss of market share. Each of these developments could materially and adversely affect our growth and operating performance.

MANY OF OUR COMPETITORS HAVE SIGNIFICANTLY MORE RESOURCES THAN WE DO AND THEREFORE WE MAY BE AT A DISADVANTAGE IN ATTEMPTING TO COMPETE WITH THEM.


     We directly compete with other application software vendors including:
Adexa, Inc., Aspen Technology, Inc., The Descartes Systems Group Inc., i2 Technologies, Inc., Logility, Inc. and SynQuest, Inc. Some eBusiness software companies that do not currently offer competitive products or solutions, such as Ariba, Inc. and Commerce One, may begin to compete directly with us. In addition, some enterprise resource planning, or ERP, companies such as Invensys plc (which acquired Baan Company N.V.), J.D. Edwards & Company, Oracle Corporation, PeopleSoft, Inc., and SAP AG have acquired or developed supply chain planning software products. Some of our current and potential competitors, particularly the ERP vendors, have significantly greater financial, marketing, technical and other competitive resources than us, as well as greater name recognition and a larger installed base of clients. In addition, many of our competitors have well-established relationships with our current and potential clients and have extensive knowledge of our industry. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in client requirements or to devote greater resources to the development, promotion and sale of their products than we can. Any of these factors could materially impair our ability to compete and adversely affect our revenue growth and operating performance.


IF WE FAIL TO DEVELOP NEW PRODUCTS AND SERVICES IN THE FACE OF OUR INDUSTRY'S RAPIDLY EVOLVING TECHNOLOGY, OUR FUTURE RESULTS MAY BE MATERIALLY AND ADVERSELY AFFECTED.

     The market for supply chain optimization and eBusiness solutions is subject to rapid technological change, changing client needs, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. Our growth and future operating results will depend, in part, upon our ability to enhance existing applications and develop and introduce new applications or components that:

     - meet or exceed technological advances in the marketplace;

     - meet changing client requirements;

     - comply with changing industry standards;

     - achieve market acceptance;

     - integrate third-party software effectively; and

     - respond to competitive products.

     Our product development and testing efforts have required, and are expected to continue to require, substantial investment. We may not possess sufficient resources to continue to make the necessary investments in technology. In addition, we may not successfully identify new software opportunities or develop and bring new software to market in a timely and efficient manner. If we are unable, for technological or other reasons, to develop and introduce new and enhanced software in a timely manner, we may lose existing clients and fail to attract new clients, which would result in a decline in revenues.

SOFTWARE DEFECTS OR PROBLEMS IN THE IMPLEMENTATION OF SOFTWARE COULD LEAD TO CLAIMS FOR DAMAGES BY OUR CLIENTS, LOSS OF REVENUES OR DELAYS IN THE MARKET ACCEPTANCE OF OUR PRODUCTS.

     Our software products are complex and are frequently integrated with a wide variety of third-party software. We may sell products that contain undetected errors or failures when new products are first introduced or as new versions are released. We may also be unable to meet client expectations in implementing our solutions. These problems may result in claims for damages suffered by our clients or a loss of, or delays in, the market acceptance of our products. In the past, we have discovered software errors in our new releases and new products after their introduction. In the event that we experience significant software errors in future releases, we could experience claims for damages, delays in product releases, client dissatisfaction and potentially lost revenues during the period required to correct these errors. In the future, we may discover errors or limitations in new releases or new products after the commencement of commercial shipments. Any of these errors or defects could materially harm our business.

WE ARE DEPENDENT ON THIRD-PARTY SOFTWARE INCORPORATED IN OUR PRODUCTS AND SOLUTIONS, AND IMPAIRED RELATIONS WITH THESE THIRD PARTIES, ERRORS IN THIRD-PARTY SOFTWARE OR INABILITY TO ENHANCE THE SOFTWARE OVER TIME COULD HARM OUR BUSINESS.

     We incorporate third-party software into our products and solutions. We are likely to incorporate additional third-party software into our products and solutions as we expand our product offerings. The operation of our products would be impaired if errors occur in the third-party software that we license. It may be more difficult for us to correct any errors in third-party software because the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. There can be no assurance that these third parties will continue to invest the appropriate levels of resources in their products and services to maintain and enhance the software capabilities.

     Furthermore, it may be difficult for us to replace any third-party software if a vendor seeks to terminate our license to the software. Any impairment in our relationship with these third parties could adversely impact our business and financial condition.

WE ARE SUBSTANTIALLY DEPENDENT ON THIRD PARTIES TO INTEGRATE OUR SOFTWARE WITH OTHER SOFTWARE PRODUCTS AND PLATFORMS.

     We depend on companies such as Extricity, Inc. and Vignette Corporation to integrate our software with software and platforms developed by third parties. If these companies are unable to develop or maintain software that effectively integrates our software and is free from errors, our ability to license our products and provide solutions could be impaired. Further, we rely on these companies to maintain relationships with the companies that provide the external software that is vital to the functioning of our products and solutions. The loss of any company that we use to integrate our software products could adversely affect our business, results of operations and financial condition.

OUR EFFORTS TO DEVELOP RELATIONSHIPS WITH VENDORS SUCH AS SOFTWARE COMPANIES, CONSULTING FIRMS, RESELLERS AND OTHERS TO IMPLEMENT AND PROMOTE OUR SOFTWARE PRODUCTS MAY FAIL.

     We are developing and maintaining significant working relationships with complementary vendors, such as software companies, consulting firms, resellers and others that we believe can play an important role in marketing our products. We are currently investing, and intend to continue to invest, significant resources to develop these relationships, which could adversely affect our operating margins. We may be unable to develop relationships with organizations that will be able to market our products effectively.

     Our arrangements with these organizations are not exclusive and, in many cases, may be terminated by either party without cause. Many of the organizations with whom we are developing or maintaining marketing relationships are also involved with competing products. Therefore, there can be no assurance that any organization will continue its involvement with us and our products. The loss of relationships with important organizations could materially and adversely affect our results of operations.

WE HAVE LIMITED EXPERIENCE WITH GOVERNMENT CONTRACTS, WHICH OFTEN INVOLVE LONG PURCHASE CYCLES AND COMPETITIVE PROCUREMENT PROCESSES.

     We have recently begun providing our solutions to government agencies and expect that a significant portion of our future revenues may be derived from government agency clients. Obtaining government contracts may involve long purchase cycles, competitive bidding, qualification requirements, performance bond requirements, delays in funding, budgetary constraints and extensive specification development and price negotiations. Each government agency maintains its own rules and regulations with which we must comply and which can vary significantly among agencies. Government agencies also often retain a significant portion of fees payable upon completion of a project and collection of such fees may be delayed for several months. Accordingly, our revenues could decline as a result of these government procurement processes.

     In addition, our government contracts are fixed price contracts which may prevent us from recovering costs incurred in excess of our budgeted costs. Fixed price contracts may require us to estimate the total project cost based on preliminary projections of the project's requirements. The financial viability of any given project depends in large part on our ability to estimate such costs accurately and complete the project on a timely basis. In the event our actual costs exceed the fixed contract cost, we will not be able to recover the excess costs. If we fail to properly anticipate costs on fixed price contracts, our profit margins will decrease. Some government contracts are also subject to termination or renegotiation at the convenience of the government, which could result in a large decline in revenue in any given quarter. Multi-year contracts are contingent on overall budget approval by Congress and may be terminated due to lack of funds.

INCREASED SALES THROUGH INDIRECT CHANNELS MAY ADVERSELY AFFECT OUR OPERATING PERFORMANCE.

     Even if our marketing efforts through indirect channels are successful and result in increased sales, our average selling prices and operating margins would be adversely affected because of the lower unit prices that we receive when selling through indirect channels.

IF WE FAIL TO EFFECTIVELY EXPAND OUR SALES ORGANIZATION, OUR GROWTH WILL BE LIMITED.

     Our continuing efforts to expand our sales organization will require significant resources. New sales personnel will require training and may take a long time to achieve full productivity. Further, the competition for qualified sales personnel is intense, and there is no assurance that we can attract and retain sales people at levels sufficient to support our growth. Any failure to adequately sell and support our products could limit our growth and adversely affect our results of operations and financial condition.

THE LIMITED ABILITY OF LEGAL PROTECTIONS TO SAFEGUARD OUR INTELLECTUAL PROPERTY RIGHTS COULD IMPAIR OUR ABILITY TO COMPETE EFFECTIVELY.

     Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of confidentiality procedures, contractual provisions, patent, copyright, trademark and trade secret laws. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult and, although we are unable to determine the extent to which piracy of our software products exists, we expect software piracy to be a problem. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Furthermore, our competitors may independently develop technology similar to ours.

OUR PRODUCTS MAY INFRINGE UPON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH MAY CAUSE US TO INCUR UNEXPECTED COSTS OR PREVENT US FROM SELLING OUR PRODUCTS.


     The number of intellectual property claims in our industry may increase as the number of competing products grow and the functionality of products in different industry segments overlap. In recent years, there has been a tendency by software companies to file substantially increasing numbers of patent applications. We have no way of knowing what patent applications third parties have filed until a patent is issued. It can take as long as three years for a patent to be granted after an application has been filed. Although we are not aware that any of our products infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by us with respect to current or future products. Any of these claims, with or without merit, could be time-consuming to address, result in costly litigation, cause product shipment delays or require us to enter into royalty or license agreements. These royalty or license agreements might not be available on terms acceptable to us or at all, which could materially and adversely affect our business. As we have previously reported, we received a letter in March 2000 from a foreign company asserting, on the basis of information in our press releases, that certain of our supply chain planning solutions which we sell infringe on that company's patents. We believe that our systems and solutions do not infringe on the foreign company's patents. We have received no further communication from the foreign company.


OUR INTERNATIONAL OPERATIONS POSE RISKS FOR OUR BUSINESS AND FINANCIAL
CONDITION.

     We currently conduct operations in a number of countries around the world. These operations require significant management attention and financial resources and subject us to risks inherent in doing business internationally, such as:

     - regulatory requirements;

     - difficulties in staffing and managing foreign operations;

     - longer payment cycles;

     - different accounting practices;

     - problems in collecting accounts receivable;

     - legal uncertainty regarding liability, ownership and protection of intellectual property;

     - tariffs and other trade barriers;

     - seasonal reductions in business activities;

     - potentially adverse tax consequences; and

     - political instability.

     Any of the above factors could adversely affect the success of our international operations. One or more of these factors could have a material adverse effect on our business and operating results.

FLUCTUATIONS IN FOREIGN CURRENCIES COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     Although the majority of our contracts are denominated in U.S. dollars, most of the revenues from sales outside the United States have been denominated in foreign currencies, typically the local currency of our selling business unit. We anticipate that the proportion of our revenues denominated in foreign currencies will increase. A decrease in the value of foreign currencies relative to the U.S. dollar could result in losses from foreign currency fluctuations. With respect to our international sales that are U.S. dollar-denominated, an increase in the value of the U.S. dollar relative to the value of foreign currencies could make our products and services less competitive with respect to price.

IF WE LOSE OUR KEY PERSONNEL, THE SUCCESS AND GROWTH OF OUR BUSINESS MAY SUFFER.

     Our success depends significantly on the continued service of our executive officers. We do not have fixed-term employment agreements with any of our executive officers, and we do not maintain key person life insurance on our executive officers. The loss of services of any of our officers for any reason could have a material adverse effect on our business, operating results, financial condition and cash flows.

THE FAILURE TO HIRE AND RETAIN QUALIFIED PERSONNEL WOULD HARM OUR BUSINESS.

     We believe that our success also will depend significantly on our ability to attract, integrate, motivate and retain additional highly skilled technical, managerial, sales, marketing and services personnel. Competition for skilled personnel is intense, and there can be no assurance that we will be successful in attracting, motivating and retaining the personnel required to grow and operate profitably. In addition, the cost of hiring and retaining skilled employees is high, and this reduces our profitability. Failure to attract and retain highly skilled personnel could materially and adversely affect our business.

     An important component of our employee compensation is stock options. A decline in our stock price could adversely affect our ability to attract and retain employees, as it has in the past.

WE RECENTLY HIRED OUR SENIOR MANAGEMENT TEAM AND THERE IS NO ASSURANCE THEY WILL WORK TOGETHER EFFECTIVELY.

     We significantly changed our senior management team during fiscal 2000. As a result, our senior management team has worked together at Manugistics for less than 18 months. Gregory J. Owens, our Chief Executive Officer, joined us in April 1999. With one exception, all of our other present executive officers joined us after Mr. Owens. Our success depends on the ability of our management team to work together effectively. Our business, revenues and financial condition will be materially and adversely affected if our senior management team does not manage our company effectively or if we are unable to retain our senior management.

EXPENSES ARISING FROM OUR STOCK OPTION REPRICING MAY HAVE A MATERIAL ADVERSE IMPACT ON FUTURE FINANCIAL PERFORMANCE.

     In response to the poor performance of our stock price between May 1998 and January 1999, we offered to reprice employee stock options, other than those held by our executive officers or directors, effective January 29, 1999, to bolster employee retention. The effect of this repricing resulted in options to acquire approximately 1,520,000 shares being repriced and the four-year vesting period starting over. The recently adopted FASB Interpretation No. 44 of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," requires us to record compensation expense associated with the change in the price of these options. In September 2000, we announced that the increase in our common stock market price since the FASB-mandated measurement date of July 1, 2000 resulted in a non-cash stock compensation expense of $20.7 million being recorded for the six months ended August 31, 2000. This non-cash stock compensation expense caused what would otherwise have been reported as net loss for the six months of $124,000, or $0.00 per basic and diluted share, to be reported as a net loss of $20.8 million, or $0.73 per basic and diluted share. In each future quarter, we will record the additional expense or benefit related to the repriced stock options still outstanding based on the change in our common stock price as compared to the measurement date. As a result, the repricing may continue to have a material adverse impact on reported financial results and could therefore negatively affect our stock price.

WE MAY BE SUBJECT TO FUTURE PRODUCT LIABILITY CLAIMS, AND OUR COMPANY'S AND PRODUCTS' REPUTATIONS MAY SUFFER.

     Many of our implementations involve projects that are critical to the operations of our clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against us, regardless of our responsibility for the failure.

     We have entered into and plan to continue to enter into agreements with software vendors, consulting firms, resellers and others whereby they market our solutions. If these vendors fail to meet their clients' expectations or cause failures in their clients' systems, the reputation of our company and products could be materially and adversely affected even if our software products perform in accordance with their functional specifications.

OUR CHARTER AND BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER EVEN IF BENEFICIAL TO STOCKHOLDERS.

     Our charter and our bylaws, in conjunction with Delaware law, contain provisions that could make it more difficult for a third party to obtain control of us even if doing so would be beneficial to stockholders. For example, our bylaws provide for a classified board of directors and allow our board of directors to expand its size and fill any vacancies without stockholder approval. In addition, our bylaws require a two-thirds vote of stockholders to remove a director from office. Furthermore, our board has the authority to issue preferred stock and to designate the voting rights, dividend rate and privileges of the preferred stock all of which may be greater than the rights of common stockholders.

OUR STOCK PRICE HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE.

     The trading price of our common stock has been and is likely to be highly volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

     - actual or anticipated variations in quarterly operating results;

     - announcements of technological innovations;

     - new products or services offered by us or our competitors;

     - changes in financial estimates by securities analysts;

     - conditions or trends in the supply chain and eBusiness software industry;

     - changes in the economic or operational performance and/or market valuations of other supply chain and eBusiness companies and the software industry in general;

     - our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - adoption of industry standards and the inclusion of our technology in, or compatibility of our technology with, such standards;

     - adverse or unfavorable publicity regarding us or our products;

     - additions or departures of key personnel;

     - sales of common stock; and

     - other events or factors that may be beyond our control.

     In addition, the stock markets in general, the Nasdaq National Market and the market for software companies in particular, have experienced extreme price and volume volatility and a significant cumulative decline in recent months. Such volatility and decline have affected many companies irrespective of or disproportionately to the operating performance of these companies. These broad market and industry factors may materially and adversely further affect the market price of our common stock, regardless of our actual operating performance.

SALES OF SIGNIFICANT AMOUNTS OF OUR COMMON STOCK IN THE PUBLIC MARKET MAY CAUSE OUR STOCK PRICE TO DECLINE.

     Sales of significant amounts of our common stock in the public market in the future or the perception that sales will occur could materially and adversely affect the market price of our common stock or our future ability to raise capital through an offering of our equity securities. Such sales may occur as a result of the following events:

     SALE OF CONVERTIBLE SUBORDINATED NOTES


     We have recently sold a total of $250.0 million of subordinated notes which are convertible into shares of our common stock at an initial conversion price of $88.125 per share. Commencing on January 18, 2001, these notes will be convertible into a total of 2,836,879 shares of our common stock until the maturity of the notes, unless previously redeemed or repurchased by us. Holders of the notes are entitled to registration of the notes and the common stock issued upon conversion of the notes. If holders of the notes sell significant amounts of the common stock issued upon conversion of the notes, our stock price may decline.


     ACQUISITION OF TALUS SOLUTIONS

     We may issue up to 5,000,000 new shares of our common stock in connection with the merger. Upon closing of the merger and effectiveness of the registration statement of which this prospectus is a part, up to approximately 900,000 of these shares will be freely tradable. Additionally, approximately 3,500,000 of the shares to be issued in connection with the merger, which are subject to transfer restrictions, will become available for sale in stages under the merger agreement beginning on January 18, 2001 with respect to various amounts of shares.


     These transfer restrictions expire as to all shares on October 31, 2001. If Talus' stockholders sell significant amounts of our common stock received in the merger, our stock price may decline.

OUR INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION; AND WE MAY INCUR SUBSTANTIALLY MORE DEBT.


     We recently completed a debt offering of $250.0 million in subordinated convertible notes. Our total debt outstanding is now approximately $250.0 million. Our indebtedness could have important consequences to you. For example, it could:


     - increase our vulnerability to general adverse economic and industry conditions;

     - limit our ability to obtain additional financing;

     - require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

     - place us at a competitive disadvantage relative to our competitors with less debt.

     We may incur substantial additional debt in the future. The terms of our credit facility do not, and the terms of these notes do not, fully prohibit us from doing so. If new debt is added to our current levels, the related risks described above could intensify.

WE MAY HAVE INSUFFICIENT CASH FLOW TO MEET OUR DEBT SERVICE OBLIGATIONS.

     We will be required to generate cash sufficient to pay all amounts due on the notes and to conduct our business operations. We have net losses, and we may not be able to cover our anticipated debt service obligations. This may materially hinder our ability to make payments on the notes. Our ability to meet our future debt service obligations is dependent upon our future performance, which is subject to financial, business and other factors affecting our operations, many of which are beyond our control.

                         RISKS RELATED TO OUR INDUSTRY

LACK OF GROWTH OR DECLINE IN INTERNET USAGE OR EBUSINESS COULD BE DETRIMENTAL TO OUR FUTURE OPERATING RESULTS.

     The growth of the Internet has increased demand for supply chain optimization and eBusiness solutions, as well as created markets for new and enhanced product offerings. Therefore, our future sales and profits are substantially dependent upon the Internet as a viable commercial marketplace. The Internet may not succeed in becoming a viable marketplace for a number of reasons, including:

     - potentially inadequate development of network infrastructure or delayed development of enabling technologies and performance improvements;

     - delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity;

     - concerns that may develop among businesses and consumers about accessibility, security, reliability, cost, ease of use and quality of service;

     - increased taxation and governmental regulation; or

     - changes in, or insufficient availability of, communications services to support the Internet, resulting in slower Internet user response times.

     The occurrence of any of these factors could require us to modify our technology and our business strategy. Any such modifications could require us to expend significant amounts of resources. In the event that the Internet does not become and remain a viable commercial marketplace, our business, financial condition and results of operations could be materially and adversely affected.

NEW LAWS OR REGULATIONS AFFECTING THE INTERNET, EBUSINESS OR COMMERCE IN GENERAL COULD REDUCE OUR REVENUES AND ADVERSELY AFFECT OUR GROWTH.

     Congress and other domestic and foreign governmental authorities have adopted and are considering legislation affecting the use of the Internet, including laws relating to the use of the Internet for commerce and distribution. The adoption or interpretation of laws regulating the Internet, or of existing laws governing such things as consumer protection, libel, property rights and personal privacy, could hamper the growth of the Internet and its use as a communications and commercial medium. If this occurs, companies may decide not to use our products or services, and our business and operating results could suffer.

THE VIABILITY OF ELECTRONIC EXCHANGES IS UNCERTAIN.

     Electronic exchanges that allow collaboration over the Internet among trading partners are relatively new and unproven. There can be no assurance that trading partners will adopt exchanges as a method of doing business. Trading partners may fail to participate in exchanges for a variety of reasons, including:

     - concerns about the confidentiality of information provided electronically to exchanges;

     - the inability of technological advances to keep pace with the volume of information processed by exchanges; and

     - regulatory issues, including antitrust issues, that may arise when trading partners collaborate through exchanges.

     Any of these factors could limit the growth of exchanges as an accepted means of commerce. Slower growth or the abandonment of the exchange concept in one or more industries could have a material adverse affect on our results of operations and financial condition.

                              RECENT DEVELOPMENTS

SALE OF CONVERTIBLE SUBORDINATED NOTES


     As previously announced, on November 2, 2000, we completed the private placement of a total of $250.0 million of our 5% convertible subordinated notes due 2007 pursuant to Rule 144A and Regulation S under the Securities Act of 1933. Commencing on January 18, 2001, the notes will be convertible into Manugistics common stock at an initial conversion price of $88.125 per share.



     We received total net proceeds of approximately $242 million from the completed offering. We expect to use the net proceeds of this offering for working capital and general corporate purposes, including capital expenditures and research and development. We may also use portions of the net proceeds to acquire businesses, products, and technologies that complement or expand our business.



TWO-FOR-ONE STOCK SPLIT



     On November 8, 2000 we announced that our board of directors had declared a 2-for-1 split of the company's outstanding shares of common stock. The stock split will be effected in the form of a 100% stock dividend and will entitle each stockholder of record at the close of business on November 20, 2000 to receive one additional share of common stock for every share held on the record date. Certificates representing the additional shares will be distributed by our transfer agent on the dividend payment date of December 7, 2000. Our common stock will begin trading on a post-split basis on December 8, 2000.



     Because the merger is scheduled to close after December 8, 2000, the number of shares of Manugistics common stock which you will be entitled to receive in the merger will be adjusted to reflect the 2-for-1 stock split. For example, if you are entitled to receive 100 shares of Manugistics common stock prior to the close of business on December 7, 2000 (with an assumed value of $10,000 based on a per share closing price of $100), then at the closing of the merger, you will instead receive 200 shares of Manugistics common stock (with an assumed value of $10,000 based on a per share closing price of $50).

NEW EXECUTIVE OFFICERS

     Gregory C. Cudahy. Mr. Cudahy, 37, joined Manugistics as Executive Vice President, Pricing and Revenue Management in October 2000. From September 1999 through October 2000, Mr. Cudahy served as Partner-in-Charge of Andersen Consulting's North America Supply Chain Management Line of Business. He previously had served as Associate Partner in the same department from September 1996 through August 1999 and as Senior Manager from June 1995 through August 1996.

     Andrew J. Hogensen. Mr. Hogensen, 36, has served as our Senior Vice President, Engineering since October 2000. From October 1999 through October 2000, Mr. Hogensen served as our Vice President, Transportation, Products and Solutions. From 1997 through October 1999, he served as a Senior Manager of Andersen Consulting's Strategy Practice Group. Mr. Hogensen joined Andersen Consulting in July 1995 as a Manager in the Strategy Practice Group.

RESIGNATION OF DIRECTOR

     Jack A. Arnow resigned from our board of directors effective as of October 26, 2000. Mr. Arnow had served as a Class I director, whose term was scheduled to expire in 2002.


RETIREMENT OF CHAIRMAN



     William M. Gibson has announced his plans to retire as Chairman of our board of directors effective at our fiscal year end, February 28, 2001. The board of directors has named Gregory J. Owens, our Chief Executive Officer and President, as Chairman designate, to succeed Mr. Gibson upon his retirement.


                                   THE MERGER

     The following is a description of the material information pertaining to the merger. This description is qualified in its entirety by reference to the full text of the merger agreement, a copy of which is attached as Appendix "A" to this document and is incorporated by reference. All stockholders are urged to read carefully the merger agreement, as well as the other appendices, in their entirety.

     The boards of directors of Manugistics, Manu Acquisition Corp. and Talus, as well as the stockholders of Talus and Manu Acquisition Corp., have approved the merger agreement, and the proper officers of each such party have executed and delivered, the merger agreement.

THE MERGER

     Manu Acquisition Corp. is a Delaware corporation and a wholly owned subsidiary of Manugistics which was organized in September 2000. Pursuant to the merger agreement, Manu Acquisition Corp. will merge with and into Talus. Talus will be the surviving corporation and will become a wholly owned subsidiary of Manugistics.

TERMS OF THE MERGER


     On the effective date of the merger, which will be specified in the certificate to be issued by the Secretary of State of Delaware causing the merger to become effective, each issued and outstanding share of Talus capital stock will be converted into the right to receive a certain fraction of a share of Manugistics common stock. As of November 1, 2000, there were 56,688,946 shares of Talus common stock outstanding on a fully diluted basis.


     The exact exchange ratio will be determined based on the average closing price on the Nasdaq National Market of Manugistics common stock during the 15 trading days ending two days before the closing date. If the average closing price of Manugistics common stock during the measurement period is equal to or less than $65.00 per share, the exchange ratio will be set so that the Talus stockholders will receive in the aggregate 5,000,000 shares of Manugistics common stock (including shares reserved for issuance upon the exercise of stock options and warrants) in exchange for the shares of Talus capital stock. Accordingly, if the average closing price is equal to or less than $65.00 per share, you will receive approximately .08820 of a share of Manugistics common stock per share of Talus common stock, subject to the Talus Series A preferred stock election described below. If such average closing price is equal to or greater than $78.00 per share, the exchange ratio will be set so that the Talus stockholders will receive in the aggregate 4,200,000 shares of Manugistics common stock (including shares reserved for issuance upon the exercise of stock options and warrants). Accordingly, if the average closing price is equal to or greater than $78.00 per share, you will receive approximately .07409 of a share of Manugistics common stock per share of Talus common stock.


     If the average closing price of Manugistics common stock during the measurement period is between $65.00 and $78.00 per share, the number of shares of Manugistics common stock which the Talus stockholders will receive in the aggregate will range proportionately from 5,000,000 to 4,200,000 (including shares reserved for issuance upon the exercise of stock options and warrants). Accordingly, if the average closing price is between $65.00 and $78.00 per share, you will receive between .08820 and .07409 of a share of Manugistics common stock per share of Talus common stock, calculated proportionately based upon the average closing price of Manugistics common stock between $65.00 and $78.00.


     Notwithstanding the foregoing, prior to the closing date, the holder of the Series A preferred stock of Talus may elect to treat the merger as a liquidation in accordance with the Talus Certificate of Incorporation and receive that number of shares of Manugistics common stock equal to the dollar amount determined in accordance with the Talus Certificate of Incorporation (approximately $5.3 million as of the date of this prospectus) divided by the average closing price during the measurement period of Manugistics common stock. It is assumed that the holder will elect this option if it would receive more shares of Manugistics common stock than it would otherwise receive using the exchange ratio as described in the previous paragraphs. The estimated stock price of Manugistics common stock below which the holder would elect the liquidation amount is approximately $53.00 per share assuming the transaction closes on December 22, 2000. The amount of Manugistics common stock received by the holder of Series A preferred stock if the holder elects to treat the merger as a liquidation would be subtracted from the number of shares of Manugistics common stock otherwise issuable in the merger and the remaining shares of Manugistics common stock would then be issued to the holders of Talus capital stock, other than the holder of Series A preferred stock. In no event will Manugistics be obligated to issue more than 5,000,000 shares of its common stock as merger consideration.


     You should obtain current stock price quotations for Manugistics common stock. The market price of Manugistics common stock will fluctuate before and after completion of the merger. No assurance can be given that the market price of Manugistics common stock at or after the effective date of the merger will be equal to the average closing price during the measurement period.

     After the effective date of the merger, outstanding certificates representing shares of Talus capital stock will represent shares of Manugistics common stock. Certificates representing shares of Talus capital stock will be surrendered to Manugistics by the Talus stockholders after the effective date of the merger for new certificates representing shares of Manugistics common stock. Until so surrendered to Manugistics, the certificates which previously represented shares of Talus capital stock will be deemed for all corporate purposes to evidence the ownership of the respective number of shares of Manugistics common stock which the holders are entitled to receive upon their surrender to Manugistics except for the payment of dividends, which is subject to the exchange of stock certificates. A portion of each Talus stockholder's shares of Manugistics common stock equal to 15% will be held in escrow to secure the indemnification obligations of Talus as set forth in the merger agreement. The terms of these escrow arrangements are more fully described below under "-- Escrow and Indemnification Rights."

     Until the stock certificates representing shares of Talus capital stock are surrendered to Manugistics in exchange for certificates representing shares of Manugistics common stock, no dividends payable as of any date after the effective date of the merger on the shares of Manugistics common stock represented by the Talus capital stock certificates will be paid. However, Forms 1099 reporting the payment of such dividends will be filed with the Internal Revenue Service and mailed to each stockholder. Upon the surrender to Manugistics of the Talus capital stock certificates, Manugistics will pay to the record holders the amount of dividends which previously had become payable, without interest, upon the shares of Manugistics common stock represented by the outstanding Talus capital stock certificates.

     We will not issue fractional shares of Manugistics common stock in the merger. Instead, we will pay cash, without interest, in lieu of fractional shares, in an amount equal to such fractional part of a share of Manugistics common stock multiplied by the average closing price per share of Manugistics common stock during the measurement period.

     The delivery of Manugistics stock certificates and other amounts may be subject to forfeiture under applicable escheat laws if Talus stock certificates are not surrendered for exchange within the legally specified periods of time, which vary with the state of residence of the certificate holder. Therefore, we urge all Talus stockholders to surrender their Talus stock certificates at the earliest possible date after consummation of the merger in accordance with instructions provided to you by Manugistics in the letter of transmittal described in the following paragraph.

     AS SOON AS PRACTICABLE FOLLOWING CONSUMMATION OF THE MERGER, WE WILL SEND EACH HOLDER OF TALUS CAPITAL STOCK A LETTER OF TRANSMITTAL EXPLAINING THE PROCEDURE TO BE FOLLOWED IN EXCHANGING CERTIFICATES REPRESENTING SHARES OF TALUS CAPITAL STOCK FOR CERTIFICATES REPRESENTING SHARES OF MANUGISTICS COMMON STOCK. UNTIL THE LETTER OF TRANSMITTAL IS RECEIVED, STOCKHOLDERS OF TALUS SHOULD CONTINUE TO HOLD THEIR CERTIFICATES REPRESENTING SHARES OF TALUS CAPITAL STOCK.

     After the effective date of the merger, each outstanding Talus stock option and warrant will be converted into the right to acquire shares of Manugistics common stock. The exercise price of the converted options and warrants and the number of shares subject to the converted options and warrants will be adjusted in accordance with the exchange ratio. Except as described below under "Interests of Talus Directors and Officers in the Merger -- Change of Control Provisions" or in the applicable option certificates, all unvested Talus stock options will continue to vest on their existing vesting schedule without any acceleration upon the completion of the merger.

BACKGROUND OF THE MERGER

     In early 1999, Talus made the determination to change its business model. Prior to such time, Talus had been a provider of customized software solutions and consulting services targeted primarily to the travel, transportation and hospitality industries. Talus' customized software solutions consisted of a suite of proprietary software modules that allowed customers to perform revenue management to optimize profit in connection with selling their products and services. Talus performed business reengineering, consulting and programming services around these software modules to create a customized solution, and Talus' revenue was primarily attributable to consulting, implementation, customization and solution support services. As part of its new business strategy, Talus sought to productize its core software modules and expand its market focus outside of the travel, transportation and hospitality industries. Talus brought in a new management team during 1999 to implement its revised business model, and in August 1999, Talus received $25.0 million in private equity financing.

     During the fall of 1999, Talus was having discussions with numerous companies regarding strategic alliances and joint marketing efforts in an attempt to establish rapid market penetration by leveraging their respective sales forces. As a part of this effort, J. Michael Cline, a director of both Manugistics and Talus, made the first call to Manugistics to introduce Thomas R. Madison, Jr., President and Chief Executive Officer of Talus, whom Mr. Cline had recruited to serve at Talus, to Gregory J. Owens, President and Chief Executive Officer of Manugistics. Mr. Owens had worked previously with a predecessor of Talus while serving as the Global Managing Partner for the Andersen Consulting Supply Chain Practice. Mr. Owens and Mr. Madison then met in Atlanta, Georgia to discuss possible alliance opportunities between the two companies. In late December 1999, Manugistics' Senior Vice President, Strategic Solutions and Alliances, Jeffrey L. Holmes, had a further meeting in Atlanta with a representative of Talus to further discuss the possibility of a strategic alliance between the companies. Thereafter, on January 11, 2000, Talus and Manugistics entered into the Talus Mutual Nondisclosure Agreement. Intermittent discussion followed, and on March 31, 2000, Manugistics made the decision at the operating level to look more closely at specific opportunities to cross or joint market each company's products and services in the hotel industry. During March 2000, Mr. Cline mentioned to Mr. Owens that it might make sense to look at a possible business combination between Talus and Manugistics.


     By May 2000, Manugistics and Talus determined to explore more fully an alliance on an exclusive basis. On May 31, 2000, Manugistics and Talus entered into a non-binding letter of intent, setting forth the proposed terms of a strategic alliance. The letter of intent contemplated the joint marketing of Talus' pricing and revenue management software with Manugistics' supply chain optimization software and was subject to each company performing due diligence and negotiating and finalizing definitive transaction documents. On June 6, 2000, Manugistics' Chief Financial Officer, Raghavan Rajaji, flew to Atlanta to review financial information of Talus. During this same period of time, Manugistics was also conducting some limited due diligence regarding the compatibility of the Talus and Manugistics technologies and possible related business opportunities. At or about the same time, Mr. Owens and Mr. Rajaji discussed whether to consider the possibility of a business combination. On July 7, 2000, at the request of Mr. Owens, Mr. Owens, Mr. Cline, Thomas C. Tinsley, a director of Talus, and Steven A. Denning, a former director of Talus and a representative of Talus' largest stockholder, had a dinner meeting for the purpose of introducing Mr. Owens to certain of the Talus directors.


     Shortly before the July 27, 2000 scheduled quarterly meeting of Manugistics' board of directors, management decided to consider the possibility of a business combination with Talus and to make a presentation regarding that possibility to the board at the quarterly board meeting. On July 27, 2000, Manugistics' management made a presentation to its board of directors regarding a possible business combination between Manugistics and Talus. At that time, management discussed with the board, among other things, Manugistics' business strategy and objectives, information regarding Talus, the possible objectives, benefits and risks of a business combination with Talus, the status of Manugistics' alliance with Talus, and the strategic focus of pricing and revenue management and its relationship to supply chain optimization. On July 28, 2000, the board authorized Mr. Owens to send a letter to Talus expressing an interest in discussing a possible business combination of the two companies in the form of a stock-for-stock merger. The transaction was contemplated to be a tax-free merger in which a specified number of shares of Manugistics common stock would be issued for all outstanding shares of Talus capital stock plus the assumption of outstanding stock options and warrants. Discussions between representatives of senior management of both companies continued while Talus' management evaluated the proposal. On August 9, 2000, the Talus board of directors held its regularly scheduled meeting at which time the proposed transaction with Manugistics was discussed. Mr. Owens attended the August 9, 2000 meeting in person and made a presentation to the Talus board regarding the material terms of the proposed transaction, as well as Manugistics' strategic rationale for the transaction.

     On August 10, 2000, Mr. Madison sent a reply letter to Mr. Owens indicating a willingness to discuss further the proposed business combination and outlining areas of apparent agreement and areas of concern. The letter identified issues related to the proposed exchange ratio, the significant closing conditions, the rights of each party to terminate the merger agreement and the right of Talus to designate two directors to the Manugistics board of directors, as well as the proposed timeline for executing a definitive merger agreement.

     Mr. Owens replied that same day with a letter responding to the issues raised by Talus and setting forth the position of Manugistics on various issues. Manugistics proposed that the exchange ratio in the merger be fixed with a collar mechanism to adjust the number of shares of Manugistics common stock to be issued in the merger, which would result in a constant value of the merger consideration, if the average closing price of Manugistics common stock was outside of a pre-determined range. In addition, Manugistics indicated that neither party would have the right to terminate the merger prior to closing based on the price of Manugistics common stock. Over the course of the next month, the parties conducted significant due diligence and negotiations and prepared a draft of the merger agreement. Mark F. Dzialga, who is a representative of Talus' largest stockholder and a member of the Talus board, participated in these negotiations with Manugistics.


     During September 2000, the Talus board of directors retained Goldman, Sachs & Co. to render a fairness opinion to the Talus board in connection with the proposed business combination. Similarly, during

September 2000, the Manugistics board of directors retained Deutsche Bank Securities Inc. to render a fairness opinion to the Manugistics board in connection with the proposed business combination.

     On September 13, 2000, the Manugistics board of directors met to evaluate the status of the transaction. During the course of this meeting, the board was briefed on their fiduciary obligations in considering a proposed acquisition, the status of the negotiations with Talus, including the material terms of the proposed transaction, the status and results of management's continuing legal and business diligence review (including operational issues and financial impact) and the open legal and business issues yet to be resolved, by Manugistics' management and legal and professional advisors. At the end of the board meeting, the board of directors instructed the management of Manugistics to continue its discussions with Talus and scheduled another board meeting for September 19, 2000, at which time Deutsche Bank Securities Inc. was scheduled to make a presentation to the board regarding the fairness of the proposed transaction and the board was to be briefed again on the continuing due diligence and status of the continuing negotiations.

     On September 15, 2000, the Talus board of directors met to evaluate the status of the transaction. During the course of this meeting, management presented a financial analysis of the transaction and briefed the Talus board members concerning the status of the negotiations with Manugistics and the open business issues yet to be resolved. The parties had agreed that the number of shares of Manugistics common stock to be issued in the merger would fluctuate if the average closing price of Manugistics common stock was within a pre-determined range and that the number of shares would become fixed if the average closing price was outside of such range. The Talus board of directors provided its management with input on how the remaining open issues should be resolved. At the end of the meeting, the board of directors instructed the management of Talus to continue its discussions with Manugistics and scheduled another board of directors meeting for September 20, 2000.

     On September 19, 2000, the Manugistics board of directors met again to evaluate the status of the transaction and to hear the presentation by Deutsche Bank Securities Inc. regarding the fairness of the proposed transaction. During the course of this meeting, management briefed the Manugistics board members concerning the status of the negotiations with Talus and the open business issues yet to be resolved (including price, escrow and lock-up provisions), and Deutsche Bank Securities Inc. made a presentation in which it provided the Manugistics board with an overview of the transaction, strategic rationale for the proposed transaction and the issues to be considered, an overview of Manugistics, an overview of Talus and a valuation analysis. Following the presentation, the board members raised and discussed with Deutsche Bank Securities Inc. questions and issues regarding the transaction. Thereafter, the board provided management with guidance as to the resolution of open business and legal issues. At the end of the meeting, the board of directors instructed the management of Manugistics to continue its negotiations with Talus and scheduled a telephonic board meeting for September 21, 2000.

     During the time period between September 13 and September 20, 2000, representatives of Manugistics and Talus, including representatives of Talus' largest stockholder, were continuing to negotiate the terms of the merger agreement and related transaction documents.

     On September 20, 2000, the Talus board of directors held a meeting at which management of Talus updated the board on the status of the negotiations and reviewed for the board the material terms of the proposed transaction. The board of directors then engaged in a discussion of the transaction with management. Management was instructed to continue to negotiate the terms of a merger, and another board meeting was scheduled for the following day.

     On September 21, 2000, the Talus board of directors held a meeting to evaluate and approve the merger. Management of Talus informed the board that certain open issues from the previous day's meeting had been resolved and then presented an overview of the proposed merger to the Talus board. The material terms of the proposed transaction were discussed, including the terms of the exchange ratio, certain conditions to closing and the proposed timeline for closing. Representatives of Goldman, Sachs & Co. presented the results of its analysis and rendered its oral opinion to the Talus board that, based upon and subject to various assumptions, the conversion of all of the outstanding shares of Talus capital stock into Manugistics common stock pursuant to the merger agreement was fair from a financial point of view to the holders, in the aggregate, of Talus capital stock. The board of directors then engaged in a discussion of the transaction with management and its legal and financial advisors. The board unanimously approved the merger and the merger agreement (with J. Michael Cline having recused himself from the meeting and the vote taken because he concurrently served as a director of Manugistics), authorized certain Talus representatives to execute the merger agreement and recommended that the Talus stockholders approve the merger and the merger agreement. Thereafter, on September 21, 2000, the holders of the requisite number of shares of outstanding Talus capital stock approved by written consent the merger and the merger agreement, fulfilling one of the conditions of the merger.

     On September 21, 2000, the Manugistics board of directors held a telephonic board meeting, with representatives of Deutsche Bank Securities Inc. and Manugistics' legal and professional advisors present. Management briefed the board members on the resolution of the open business and legal issues and Deutsche Bank Securities Inc. rendered its oral opinion to the Manugistics board that the ratio at which shares of Talus common stock will be converted into Manugistics common stock in the merger was fair to Manugistics from a financial point of view. Thereafter, the board members discussed the transaction, reviewing its material terms and the final results of Manugistics' due diligence review with its legal and financial advisors, after which the board unanimously approved the merger and the merger agreement and authorized certain Manugistics representatives to execute the merger agreement. Mr. Cline recused himself from the September 13, 19 and 21, 2000 Manugistics board meetings because he concurrently served as a director of Talus and because he had an interest in the merger. See "-- Interests of Talus Directors and Officers in the Merger."

     Later that day, representatives of Manugistics and Talus executed the merger agreement and issued a joint press release announcing the execution of the merger agreement.

RECOMMENDATION OF TALUS BOARD AND REASONS FOR THE MERGER

     On September 21, 2000, the board of directors of Talus approved and recommended stockholder approval of the merger and the merger agreement. The board of directors of Talus believes that the merger and the terms and provisions of the merger agreement are fair to and in the best interests of Talus' stockholders.

     In reaching its decision to approve and recommend approval of the merger agreement, the board of directors of Talus considered a number of factors, including the following:

     - the fact that the shares of Manugistics common stock are a liquid currency that would provide Talus' stockholders with the ability to realize cash on their investments or to continue with their investments with the potential for enhanced value;

     - the numerous synergies that exist between Manugistics and Talus, including potential cost savings and the creation of a unique solution by combining Talus' pricing and revenue optimization technology with Manugistics' supply chain optimization technology and the fact that no other vendor, to Talus' knowledge, offers a comprehensive solution that combines both supply and demand optimization technologies;

     - the fact that the combined offering of Talus' pricing and revenue management optimization products with Manugistics' supply chain optimization products would have an improved opportunity for market acceptance;

     - the ability of the combined company to market its product offerings to each party's respective customer base and the ability to leverage each company's direct and indirect sales channels;


     - the financial presentation of Goldman, Sachs & Co., including its oral opinion that, based upon and subject to various assumptions, the conversion of all of the outstanding shares of Talus capital stock into Manugistics common stock pursuant to the merger agreement was fair from a financial point of view to the holders, in the aggregate, of shares of Talus capital stock;


     - Talus' need to raise additional capital during the first half of 2001 in order for the company to continue on a stand-alone basis and the fact that any such financing would likely result in significant dilution to Talus' existing stockholders, particularly holders of common stock and holders of options and warrants to purchase common stock; and

     - the fact that Talus had been performing pricing and revenue management services for many years and no other parties had offered to acquire the company.

     The foregoing discussion of the information and factors considered by the Talus board is not intended to be exhaustive, but includes the material factors considered. In view of the variety of factors considered in connection with its evaluation of the merger and the offer price, the Talus board did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determinations and recommendations, and individual directors may have given differing weight to different factors.

APPROVAL OF TALUS STOCKHOLDERS

     On September 21, 2000, the merger agreement was approved pursuant to a written consent by General Atlantic Partners 49, L.P., General Atlantic Partners 57, L.P., GAP Coinvestment Partners, L.P., GAP Coinvestment Partners II, L.P., The Goldman Sachs Group, Inc., Bridge Street Fund 1998, L.P., Stone Street Fund 1998, L.P., Noro-Moseley Partners III, L.P., Robert G. Cross and Patricia Cross, who hold, in the aggregate, a majority of the issued and outstanding shares of Talus capital stock then entitled to vote on the merger agreement.

OPINION OF FINANCIAL ADVISOR TO TALUS

     On September 21, 2000, Goldman, Sachs & Co. delivered its oral opinion to the board of directors of Talus that, as of that date, the conversion of all of the outstanding shares of Talus capital stock into Manugistics common stock pursuant to the merger agreement is fair from a financial point of view to the holders, in the aggregate, of shares of Talus capital stock. Goldman Sachs subsequently confirmed its earlier opinion by delivery of its written opinion dated as of September 21, 2000.

     THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS DATED SEPTEMBER 21, 2000, WHICH IDENTIFIES ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED AS APPENDIX "B." STOCKHOLDERS OF TALUS ARE URGED TO, AND SHOULD, READ THIS OPINION IN ITS ENTIRETY.

     In connection with its opinion, Goldman Sachs reviewed, among other things:

     - the merger agreement;

     - various audited, consolidated financial statements of Talus for the two years ended December 31, 1999;

     - the Annual Reports to Stockholders and Annual Reports on Form 10-K of Manugistics for the five fiscal years ended February 29, 2000;

     - various interim reports to stockholders and Quarterly Reports on Form 10-Q of Manugistics;

     - various other communications from Talus to its board of directors;

     - various other communications from Manugistics to its stockholders; and

     - various internal financial analyses and forecasts for Talus and Manugistics prepared by their respective managements.

     Goldman Sachs also held discussions with members of the senior management of Talus and Manugistics regarding their assessment of the strategic rationale for, and the potential benefits of, the transactions contemplated by the merger agreement and the past and current business operations, financial condition, and future prospects of their respective companies. In addition, Goldman Sachs:

     - reviewed the reported price and trading activity for the Manugistics common stock, which like many Internet related stocks has been and is likely to continue to be subject to significant short term price and trading volatility;

     - compared certain financial information for Talus and Manugistics and stock market information for Manugistics with similar information for other companies the securities of which are publicly traded; and

     - reviewed the financial terms of recent business combinations in the software industry specifically and other industries generally and performed such other studies and analyses as it considered appropriate.

     Goldman Sachs relied upon the accuracy and completeness of all financial and other information reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. For the purposes of its analysis, and with Talus' consent, Goldman Sachs took into account management's assessment of the risks and uncertainties associated with Talus achieving its forecasts in the amounts and at the times indicated therein. Pursuant to the merger agreement, various stockholders of Talus have agreed to indemnify Manugistics against breaches of various representations, warranties, agreements and covenants of Talus in the merger agreement. In rendering its opinion, Goldman Sachs, with Talus' consent, did not take into account any potential payments such stockholders may be required to make pursuant to such indemnity obligations. In rendering its opinion, with Talus' consent, Goldman Sachs did not take into account any restrictions on the resale of the shares of Manugistics common stock to be received by stockholders of Talus pursuant to the merger agreement. Goldman Sachs did not express any opinion as to the prices at which Manugistics common stock may trade in the future. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of Talus or Manugistics or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combinations with Talus. Goldman Sachs did not express an opinion with respect to the allocation of shares of Manugistics common stock among the holders of the various types of Talus capital stock in the merger. The opinion of Goldman Sachs was provided for the information and assistance of the board of directors of Talus in connection with its consideration of the transaction contemplated by the merger agreement and such opinion does not constitute a recommendation as to how any holder of shares of Talus capital stock should vote with respect to such transaction.

     The following is a summary of the material financial analyses used by Goldman Sachs in connection with providing its oral opinion to the Talus board of directors on September 21, 2000. Goldman Sachs utilized substantially the same types of financial analyses in connection with providing the written opinion attached as Appendix "B."

     THE FOLLOWING SUMMARIES OF FINANCIAL ANALYSES INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. YOU SHOULD READ THESE TABLES TOGETHER WITH THE TEXT OF EACH SUMMARY.

     (i) Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information relating to Talus and Manugistics to corresponding financial information, ratios and public market multiples for the following three publicly traded pricing and revenue management companies:

     - Calico Commerce
     - FirePond
     - Selectica

     Goldman Sachs also reviewed and compared the financial information referred to above to the corresponding financial information of the following ten publicly traded supply chain management and e-commerce infrastructure companies:

     - Ariba
     - Broadbase
     - BroadVision
     - Commerce One
     - E.piphany
     - i2 Technologies
     - Manhattan Associates
     - PurchasePro.com

     - Siebel Systems
     - Vignette

     These companies were chosen because they are companies with operations that for purposes of this analysis may be considered similar to Talus and Manugistics.

     Goldman Sachs also calculated and compared various financial multiples and ratios based on information it obtained from SEC filings and Institutional Brokers Estimate System, or IBES. The analyses were based on market data and IBES estimates as of September 20, 2000. Goldman Sachs' analyses of the selected companies compared the following to the results for Talus and Manugistics:

     - levered market capitalization, which is the market value of common equity plus the outstanding indebtedness less cash, as a multiple of projected calendar year 2000 and 2001 revenue; and

     - the five-year forecasted compound annual growth rate provided by IBES.

     Projections provided by Talus management were based on two scenarios: Under the "internal case," projections were based on Talus' business plan dated August 18, 2000. Under the "sensitivity case," management accounted for the uncertainty related to the development and market acceptance of new products planned by Talus. These two scenarios were also the basis for other analyses. The results of these analyses are summarized as follows:

                                                   LEVERED MARKET CAPITALIZATION
                                                         AS A MULTIPLE OF             IBES 5-YEAR
                                                  -------------------------------   COMPOUND ANNUAL
                                                  CY2000 REVENUE   CY2001 REVENUE     GROWTH RATE
                                                  --------------   --------------   ---------------
Talus -- internal case*.........................      7.9x             4.2x              N/A
Talus -- sensitivity case*......................      8.4x             5.4x              N/A
Manugistics*....................................      14.5x           10.8x              35%
Pricing and revenue management group:**
  Range.........................................   2.6x-28.4x       1.6x-14.1x       50.0%-62.5%
  Mean..........................................      13.2x            7.1              56.3%
  Median........................................      8.6x             5.5x             56.3%
Supply chain management and e-commerce infrastructure group:**
  Range.........................................  11.4x-135.2x      6.9x-69.8x       30.0%-55.0%
  Mean..........................................      41.8x           23.0x             46.9%
  Median........................................      31.5x           16.7x             50.0%

---------------
 * Using estimates for calendar year 2000 and calendar year 2001 revenue based on Talus and Manugistics management projections.

** Using estimates for calendar year 2000 and calendar year 2001 revenue based on IBES.

     (ii) Fixed Price Collar Analysis: Goldman Sachs also calculated the post-merger ownership interest of Talus in the new company based on a range of assumed Manugistics 15-day average closing prices, as defined in the merger agreement, and the corresponding number of common stock to be received in exchange for shares of Talus common stock. This analysis indicated that based on a hypothetical 15-day average closing price of:

     - $55.00 and a corresponding number of 5.0 million shares to be received by Talus stockholders, the implied value to Talus would be $275 million, resulting in a Talus ownership in the new company of 12.1%;

     - $60.00 and a corresponding number of 5.0 million shares to be received by Talus stockholders, the implied value to Talus would be $300 million, resulting in a Talus ownership in the new company of 12.1%;

     - $65.00 and a corresponding number of 5.0 million shares to be received by Talus stockholders, the implied value to Talus would be $325 million, resulting in a Talus ownership in the new company of 12.1%;

     - $71.50 and a corresponding number of 4.6 million shares to be received by Talus stockholders, the implied value to Talus would be $329 million, resulting in a Talus ownership in the new company of 11.2%;

     - $78.00 and a corresponding number of 4.2 million shares to be received by Talus stockholders, the implied value to Talus would be $328 million, resulting in a Talus ownership in the new company of 10.3%;

     - $84.00 and a corresponding number of 4.2 million shares to be received by Talus stockholders, the implied value to Talus would be $353 million, resulting in a Talus ownership in the new company of 10.3%; and

     - $90.00 and a corresponding number of 4.2 million shares to be received by Talus stockholders, the implied value to Talus would be $378 million, resulting in a Talus ownership in the new company of 10.3%.

     (iii) Consideration Multiple Analysis: Goldman Sachs also calculated the total consideration to be received by Talus stockholders as a multiple of estimated calendar year 2000 and 2001 revenue and net income. This analysis was performed at a Manugistics stock price of $87.13, as of September 20, 2000. The revenue and net income estimates were based on Manugistics management projections. The results of such analysis were summarized as follows:

                        CONSIDERATION MULTIPLE ANALYSIS
    (based on Manugistics' share price of $87.13, as of September 20, 2000)


Aggregate number of Manugistics shares issued
  (millions)*...................................       4.2             4.6               5.0
Number of fully diluted Manugistics shares
  issued (millions).............................       4.1             4.5               4.9
Equity consideration (millions).................     $355.3           $390.1           $425.0
Levered consideration (millions)................     $341.5           $376.4           $411.2
LEVERED CONSIDERATION AS A MULTIPLE OF REVENUE
  IN:
  Internal Case**
     CY2000.....................................      7.9x             8.7x             9.5x
     CY2001.....................................      4.2x             4.7x             5.1x
  Sensitivity Case**
     CY2000.....................................      8.4x             9.3x             10.1x
     CY2001.....................................      5.4x             5.9x             6.4x
EQUITY CONSIDERATION AS A MULTIPLE OF NET INCOME
  IN:
  Internal Case**
     CY2000.....................................     N/M***           N/M***           N/M***
     CY2001.....................................      78.6x           86.4x             94.1x
  Sensitivity Case**
     CY2000.....................................     N/M***           N/M***           N/M***
     CY2001.....................................     N/M***           N/M***           N/M***


---------------
  * As determined by the 15-day average closing price.

 ** Using estimates based on Talus management projections.

*** Not meaningful.

     (iv) Pro Forma Merger Analysis. Goldman Sachs prepared pro forma analyses of the financial impact of the merger using revenue and earnings estimates for Talus and Manugistics prepared by Talus and

Manugistics management. For each of the fourth fiscal quarter of fiscal year 2001 and fiscal year 2002, Goldman Sachs analyzed the impact on Manugistics':

     - revenue per share; and

     - earnings per share, excluding goodwill.

     Based on the Talus internal case, the proposed transaction would be:

     - accretive in the fourth quarter of fiscal year 2001 on a revenue per share basis;

     - accretive in fiscal year 2002 on a revenue per share basis;

     - dilutive on an earnings per share basis, excluding goodwill, in the fourth quarter of fiscal year 2001; and

     - accretive on an earnings per share basis, excluding goodwill, in fiscal year 2002.

     Based on the Talus sensitivity case, the proposed transaction would be:

     - accretive in the fourth quarter of fiscal year 2001 on a revenue per share basis;

     - accretive in fiscal year 2002 on a revenue per share basis;

     - dilutive in the fourth quarter of fiscal year 2001 on an earnings per share basis, excluding goodwill; and

     - dilutive in fiscal year 2002 on an earnings per share basis, excluding goodwill.

     (v) Contribution Analysis. Goldman Sachs analyzed and compared the respective contributions of Talus and Manugistics for the fourth quarter of fiscal year 2001 and for fiscal year 2002 to the combined company's :

     - estimated license revenue;

     - estimated total revenue;

     - estimated gross profits;

     - estimated earnings before income and taxes, or EBIT; and

     - estimated net income.

     Estimates were based on Talus and Manugistics management projections and the existence of goodwill and synergies were not assumed. The results of these analyses are summarized as follows:

                                                                CONTRIBUTION TO COMBINED:
                                                      ---------------------------------------------
                                                                                (BASED ON THE TALUS
                                                        (BASED ON THE TALUS     INTERNAL CASE AND A
                                                      SENSITIVITY CASE AND A    MANUGISTICS UPSIDE
                                                      MANUGISTICS BASE CASE)           CASE)
                                                       TALUS     MANUGISTICS    TALUS   MANUGISTICS
                                                      -------   -------------   -----   -----------
License revenue*
Q4 FY2001...........................................    4.3%        95.7%       5.7%       94.3%
FY2002..............................................   10.6%        89.4%       14.9%      85.1%
Total revenue*
Q4 FY2001...........................................   13.9%        86.1%       16.4%      83.6%
FY2002..............................................   17.6%        82.4%       20.7%      79.3%
Gross profit*
Q4 FY2001...........................................    7.3%        92.7%       10.2%      89.8%
FY2002..............................................   12.9%        87.1%       16.8%      83.2%
Earnings before interest and taxes (EBIT)*
Q4 FY2001...........................................   N/M**        N/M**       N/M**      N/M**
FY2002..............................................   N/M**        N/M**       25.2%      74.8%
Net income*
Q4 FY2001...........................................   N/M**        N/M**       N/M**      N/M**
FY2002..............................................   N/M**        N/M**       26.1%      73.9%

---------------
 * Using estimates based on Talus and Manugistics management projections.

** Not meaningful.

     The contribution analysis also indicated that based on a Manugistics share price of $87.13, as of September 20, 2000, Talus stockholders would receive 10.3% in the outstanding common equity in the combined company after the merger.

     (vi) Comparable Transactions Premium Analysis. Goldman Sachs analyzed certain information relating to 45 selected transactions in the software industry since January 1999. The results of these analyses are summarized as follows:

                                                                   SELECTED TRANSACTIONS
                                                              --------------------------------
                                                                  RANGE         MEAN    MEDIAN
                                                              --------------   ------   ------
Premium (discount)/market...................................  (36.7%)-196.2%   37.8%    28.8%
Premium (discount)/52-week high.............................  (85.2%)-285.6%    0.3%    (3.8%)
Aggregate consideration/LTM sales...........................   0.7x-301.5x     29.3x    6.9x
Aggregate consideration/LTM EBIT............................  12.2x-2375.9x    149.6x   39.8x
Aggregate consideration/LTM net income......................  19.1x-3418.1x    241.9x   62.9x

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Talus or Manugistics or the contemplated transaction.

     The analyses were prepared solely for purposes of Goldman Sachs' providing its opinion to the Talus board of directors as to the fairness from a financial point of view to the holders, in the aggregate, of Talus common stock. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Talus, Manugistics, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

     As described above, Goldman Sachs' opinion to the board of directors of Talus was one of many factors taken into consideration by the Talus board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs attached as Appendix "B."

     Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. While Goldman Sachs was retained to undertake a study to enable it to render a fairness opinion with respect to the merger, Goldman Sachs did not act as Talus' financial advisor with respect to the merger and did not participate in any negotiations leading to the merger agreement.

     Goldman Sachs may also provide investment banking services to Manugistics in the future. Talus selected Goldman Sachs as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the proposed merger.


     Goldman Sachs provides a full range of financial, advisory and brokerage services and in the course of its normal trading activities may from time to time effect transactions and hold securities, including derivative securities, of Manugistics for its own account and for the accounts of customers. As of September 21, 2000, entities affiliated with Goldman Sachs owned 95,292 shares of Talus Class A common stock, 857,633 shares of Talus Series B preferred stock and 3,113,973 shares of Talus Series C preferred stock. Randall A. Blumenthal, a managing director of Goldman Sachs, is a board observer of Talus.


     Pursuant to a letter agreement dated September 19, 2000, Talus engaged Goldman Sachs to act as its financial advisor to render a fairness opinion to the Talus board of directors relating to the conversion of all of the outstanding shares of Talus capital stock into Manugistics common stock pursuant to the merger agreement. Pursuant to the terms of this engagement letter, Talus has agreed to pay Goldman Sachs a fee of $2.0 million, of which $250,000 was payable upon delivery of the fairness opinion and the remainder is payable upon the closing of the merger.

     Talus has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

APPROVAL OF MANUGISTICS BOARD AND REASONS FOR THE MERGER

     On September 21, 2000, the board of directors of Manugistics approved and adopted the merger agreement. The board of directors of Manugistics believes that the merger and the terms and provisions of the merger agreement are fair to and in the best interests of Manugistics' stockholders.

     In reaching its decision to approve the merger agreement, the board of directors of Manugistics considered a number of factors, including the following:

     - the acquisition of Talus fits Manugistics' business strategy of developing new products that lead the market and that differentiate Manugistics in the marketplace;

     - the use of pricing and revenue management in new market industries is the next logical step in the yield management optimization process and the next logical market for substantial growth in the optimization process;

     - Talus has a unique and developed product suite of pricing and revenue management optimization software solutions which has allowed it to penetrate new market industries ahead of its competitors;

     - the numerous synergies that exist between Manugistics and Talus, including the creation of a unique pricing and revenue management optimization and supply chain optimization technology which provides a comprehensive solution that combines profit-based demand and supply optimization solutions not currently offered, to Manugistics' knowledge, by any other vendor;

     - the improved opportunity for market acceptance which a combined offering of Manugistics' supply chain optimization solutions with Talus' pricing and revenue management optimization solutions presents;

     - the ability of the combined company to market its individual solutions to each party's respective client base and the ability to utilize each company's direct and indirect sales channels;

     - Talus is currently a market leader in pricing revenue management with significant momentum, domain expertise and client success; and

     - the financial presentation of Deutsche Bank Securities Inc., including its opinion that the consideration to be paid to the Talus stockholders is fair to Manugistics and its stockholders from a financial point of view.

     The foregoing discussion of the information and factors considered by the Manugistics board is not intended to be exhaustive, but includes the material factors considered. In view of the variety of factors considered in connection with its evaluation of the merger and the offer price, the Manugistics board did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determinations and recommendations, and individual directors may have given differing weight to different factors.

OPINION OF FINANCIAL ADVISOR TO MANUGISTICS

     Deutsche Bank Securities Inc. has acted as financial advisor to Manugistics in connection with the merger. At the September 21, 2000 meeting of the Manugistics board of directors, Deutsche Bank delivered its oral opinion, subsequently confirmed in writing as of the same date, to the Manugistics board of directors to the effect that, as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the ratio at which Talus common stock will be converted into shares of Manugistics common stock in the merger was fair, from a financial point of view, to Manugistics.

     The full text of Deutsche Bank's written opinion, dated September 21, 2000, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Bank in connection with the opinion, is attached as Appendix "C" to this prospectus and is incorporated herein by reference. This discussion of Deutsche Bank's opinion is qualified in its entirety by reference to the full text of the Deutsche Bank opinion.

CONDITIONS TO THE MERGER

     Each party's obligation to effect the merger is subject to the satisfaction or waiver of conditions which include, in addition to other closing conditions, the following:

     - each of the representations, warranties and covenants of the other party contained in the merger agreement will be true on, or complied with by, the closing date in all respects as if made on such date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date), except for such inaccuracies in the representations and warranties which would not, individually or in the aggregate, have a material adverse effect on such party, and each of the parties will have received a certificate signed by the appropriate officer of the other party, dated the closing date, to such effect;

     - no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation, injunction order or decree enacted, entered, enforced, promulgated, issued or deemed applicable to the merger which makes the consummation of the merger illegal;

     - the registration statement of which this prospectus forms a part will have become effective and no stop order suspending the effectiveness of the registration statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC or any other regulatory authority;

     - all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the merger will have expired or been terminated early; and

     - the period of time under Delaware law, during which the Talus stockholders may elect to exercise appraisal rights, will have expired.

     The obligation of Manugistics to effect the merger is subject to the satisfaction or waiver of conditions, which include, in addition to other closing conditions, the following:

     - receipt of an opinion from its legal counsel to the effect that the merger will be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code;

     - receipt of an opinion from legal counsel to Talus to the effect that the indemnification and escrow provisions of the merger agreement are enforceable in accordance with their terms;

     - the share transfer restriction agreements delivered by certain Talus stockholders to Manugistics on the date of the merger agreement are in full force and effect in accordance with their terms; and

     - the holders of not more than 7% of the outstanding shares of Talus capital stock have duly elected to exercise appraisal rights.

     The obligation of Talus to effect the merger is subject to the satisfaction or waiver of conditions, which include, in addition to other closing conditions, the following:

     - receipt of an opinion from its legal counsel to the effect that the merger will be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code.

NO SOLICITATION

     In the merger agreement, Talus has agreed that it will not, nor will it authorize or permit any of its officers, directors, employees, auditors, attorneys, financial advisors, lenders or other agents to, directly or indirectly:

     - solicit, initiate or encourage the submission of any competitive proposal, as described below;

     - participate in or encourage, including by way of furnishing any non-public information, any discussions or negotiations regarding any competitive proposal; or

     - enter into any definitive agreement relating to a competitive proposal.

     The merger agreement provides that the term "competitive proposal" means
(1) any proposal or offer relating to any direct or indirect acquisition or purchase of all or a substantial part of the assets of Talus, (2) any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of existing securities of Talus,
(3) any merger, consolidation, business combination, sale of substantially all of the assets, recapitalization, liquidation, dissolution, or similar transaction involving Talus, other than the transaction contemplated by the merger agreement and other than transactions in the ordinary course of business consistent with past practice, or (4) any other transaction the consummation of which would reasonably be expected to impede or delay the merger. In addition, certain stockholders of Talus who own a majority of the outstanding capital stock of Talus have agreed not to directly or indirectly solicit or encourage any offer from any party concerning a possible disposition of any portion of Talus' business, assets or capital stock.

CONDUCT OF BUSINESS OF TALUS PENDING THE MERGER

     The merger agreement provides that prior to the closing of the merger, each of Talus and Manugistics will conduct its business only in the ordinary and usual course and consistent with its prior practice.

ADDITIONAL AGREEMENTS OF THE PARTIES

     Under the terms of the merger agreement, Manugistics and Talus have agreed to use their reasonable best efforts to take all actions necessary, proper or advisable to consummate and make effective the transactions contemplated by the merger agreement.

APPOINTMENTS TO MANUGISTICS BOARD OF DIRECTORS


     Manugistics has agreed to appoint to its board of directors (1) one individual selected by Manugistics from among the representatives of General Atlantic Partners 49, L.P., General Atlantic Partners 57, L.P., GAP Coinvestment Partners, L.P. and GAP Coinvestment Partners II, L.P., as a group, and (2) one individual selected by Manugistics from the current Talus board of directors, in each case to serve as a member of Manugistics' board of directors in the respective classes of directors which have the longest unexpired terms at the time of each individual's election, such elections to be effective as of the closing of the merger.


REGULATORY APPROVALS

     Except for certain approvals required under the Hart-Scott-Rodino Act and the filing of a certificate of merger with the Secretary of State of Delaware, Manugistics and Talus are not aware of any governmental approvals or actions that are required to consummate the merger. An application and notice has been filed with the Federal Trade Commission and the Department of Justice, and the applicable waiting period under the Hart-Scott-Rodino Act has expired. If any other approval or action is required, Manugistics and Talus will seek the approval or action. There can be no assurance as to whether or when any other approval or action, if required, could be obtained.

WAIVER AND AMENDMENT

     Before the effective date of the merger, any provision of the merger agreement may be waived in writing by the party entitled to the benefits of such provision or by both parties, to the extent allowed by law. In addition, the merger agreement may be amended at any time, to the extent allowed by law, by an agreement in writing between Manugistics and Talus after approval of their respective boards of directors, and if required, after approval by the Talus stockholders.

DIRECTORS AND OFFICERS

     The merger agreement provides that the directors and officers of Manu Acquisition Corp. immediately before the effective time of the merger will serve as the directors and officers of Talus following the merger.

TERMINATION AND TERMINATION FEE

     The merger agreement may be terminated by Manugistics:

     - in writing with the mutual consent of Talus;

     - if it is not in material breach of its obligations under the merger agreement, and there has been a breach of any representation, warranty or covenant contained in the merger agreement by Talus, or if any representation or warranty of Talus shall have become untrue (except for those representations and warranties which address matters only as of a particular date, which shall be true and correct only as of such date), and such inaccuracy in such representation or warranty or breach shall have a material adverse effect on Talus. If terminated for any such breach, failure or inaccuracy, Talus will pay to Manugistics a termination fee of approximately $9.2 million;

     - if the closing has not occurred by March 31, 2001, for any reason other than delay or nonperformance of Manugistics;

     - if there shall be any governmental action taken, or any statute or rule enacted or deemed applicable to the merger by any governmental entity, which would prohibit Manugistics' ownership or operation of any material portion of the business of Talus or compel Manugistics or Talus to dispose of or hold separate all or a material portion of the business assets of Talus as a result of the merger; or

     - if there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the merger or there shall be any statute, rule, regulation, injunction, order or decree enacted, entered, enforced, promulgated, issued or deemed applicable to the merger which makes consummation of the merger illegal.

     The merger agreement may be terminated by Talus:

     - in writing with the mutual consent of Manugistics;

     - if it is not in material breach of its obligations under the merger agreement, and there has been a breach of any representation, warranty or covenant contained in the merger agreement by Manugistics, or if any representation or warranty of Manugistics shall have become untrue (except for those representations and warranties which address matters only as of a particular date, which shall be true and correct only as of such date), and such inaccuracy in such representation or warranty or breach shall have a material adverse effect on Manugistics. If terminated for any such breach, failure or inaccuracy, Manugistics will pay to Talus a termination fee of approximately $9.2 million;

     - if the closing has not occurred by March 31, 2001, for any reason other than delay or nonperformance of Talus;

     - if there shall be any governmental action taken, or any statute or rule enacted or deemed applicable to the merger by any governmental entity, which would prohibit Manugistics' ownership or operation of any material portion of the business of Talus or compel Manugistics or Talus to dispose of or hold separate all or a material portion of the business assets of Talus as a result of the merger; or

     - if there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the merger or there shall be any statute, rule, regulation, injunction, order or decree enacted, entered, enforced, promulgated, issued or deemed applicable to the merger which makes consummation of the merger illegal.

INTERESTS OF TALUS DIRECTORS AND OFFICERS IN THE MERGER

     Some members of the Talus board of directors and management have interests in the merger in addition to their interests generally as stockholders of Talus. The Talus board of directors was aware of these interests and considered them, in addition to other matters, in approving the merger agreement.

     EMPLOYMENT AGREEMENTS

     Talus has agreed to use its reasonable best efforts to cause five key employees of Talus to enter into employment agreements with Manugistics, in form and substance satisfactory to Manugistics, prior to the effective time of the merger.

     MANUGISTICS BOARD OF DIRECTORS


     Manugistics has agreed to appoint to its board of directors (1) one individual selected by Manugistics from among the representatives of General Atlantic Partners 49, L.P., General Atlantic Partners 57, L.P., GAP Coinvestment Partners, L.P. and GAP Coinvestment Partners II, L.P., as a group and (2) one individual selected by Manugistics from the current Talus board of directors, in each case to serve as a member of Manugistics' board of directors in the respective classes of directors which have the longest unexpired terms at the time of each individual's election, such elections to be effective as of the closing of the merger.


     COMMON DIRECTOR OF MANUGISTICS AND TALUS


     Manugistics and Talus have a common director, J. Michael Cline, on their respective boards. Prior to the negotiation of the merger agreement, Mr. Cline disclosed his conflict of interest and recused himself from participating in the board deliberations held by Manugistics and in the board meeting held by Talus on September 21, 2000 during which the merger and the merger agreement were approved. On the effective date of the merger, Mr. Cline will have the right to exercise 100% of his options to acquire 25,000 shares of Talus common stock which will be converted into the right to receive shares of Manugistics common stock in accordance with the terms of the merger agreement. In addition, Mr. Cline holds a limited partnership interest in each of GAP Coinvestment Partners, L.P. and GAP Coinvestment Partners II, L.P. and a non-managing member interest in General Atlantic Partners, LLC, which serves as the general partner of General Atlantic Partners 49, L.P. and General Atlantic Partners 57, L.P. As a result of these interests, Mr. Cline owns indirectly approximately 2.2% of the outstanding shares of Talus capital stock. These shares will be converted into the right to receive shares of Manugistics common stock in accordance with the terms of the merger agreement. The shares of Manugistics common stock which he will own indirectly would have a value of approximately $8.9 million based on the closing price of $115.44 per share on November 17, 2000.


     EMPLOYEE RETENTION PLAN

     Pursuant to the terms of the merger agreement, Manugistics has agreed to create an employee retention plan, acceptable to the Manugistics board of directors, pursuant to which options to purchase shares of Manugistics common stock will be granted to certain employees of Talus, on such terms and conditions as are acceptable to Manugistics, and which shares will be subject to forfeiture in the event such employee voluntarily resigns or is terminated with cause by Manugistics. The allocation of options to be awarded under the employee retention plan and all of the other terms and provisions of the awards thereunder shall be made by the compensation committee of Manugistics' board of directors, in consultation with two independent directors of the Talus board of directors.

     GOLDMAN, SACHS & CO. ENGAGEMENT

     Talus retained Goldman, Sachs & Co. to render its fairness opinion based on Goldman Sachs' experience and expertise in transactions similar to the merger. Pursuant to the terms of its engagement letter with Goldman Sachs, Talus agreed to pay Goldman Sachs a fee of $2.0 million, of which $250,000 was payable upon delivery of the fairness opinion, and the remainder is payable upon the closing of the merger. In addition, Talus agreed to reimburse Goldman Sachs for reasonable out-of-pocket fees, expenses and costs in connection with the performance of its activities under the engagement letter, including the fees and expenses of its accountants and legal counsel, if any, and any other advisor retained by Goldman Sachs. Talus also agreed to indemnify Goldman Sachs and certain related persons against certain liabilities in connection with the engagement of Goldman Sachs, including certain liabilities under the federal and state securities laws. As of the date of execution of the merger agreement and the date of this prospectus, certain affiliates of Goldman Sachs own 857,633 shares of Series B preferred stock, 3,113,973 shares of Series C preferred stock and 95,292 shares of Class A voting common stock of Talus. See "Selling Stockholders."

     CHANGE OF CONTROL ARRANGEMENTS

     Pursuant to an employment agreement, dated June 15, 1999, with Thomas R. Madison, Jr., Chief Executive Officer of Talus, the vesting of 50% of Mr. Madison's unvested options to purchase Talus common stock will become fully vested and immediately exercisable upon a change of control of Talus, subject to certain additional restrictions contained in his employment agreement. In the event that Mr. Madison is terminated without cause within one year of the change of control and the value of Talus (measured immediately after the change of control) is greater than $300.0 million, all of his unvested options will become fully vested and immediately exercisable. In the event that Mr. Madison is terminated without cause at any other time, an additional 10% of his outstanding unvested options will become fully vested. In addition, in the event Mr. Madison is terminated without cause, Talus will be required to provide all benefits and a base salary for a period of one year after termination or until he is re-employed with higher compensation.

     Pursuant to a letter agreement, dated February 11, 2000, with Michael R. Cote, Chief Financial Officer of Talus, Mr. Cote's options to purchase Talus common stock will become fully vested and immediately exercisable upon a change of control of Talus. In the event that Mr. Cote is terminated without cause at any time, Talus will also be required to continue to provide all benefits and base salary to Mr. Cote for a period of one year or until Mr. Cote becomes employed in a position having equal or greater base salary than his Talus base salary. If Mr. Cote becomes employed with another company in a position with a lesser salary, Talus has the right to offset his payments which are otherwise payable to Mr. Cote for the remainder of the one-year period.

     Pursuant to the terms of the Talus Stock Option Plan for Outside Directors, an outside director will have the right to exercise 100% of his or her options in the event of a change of control of Talus. In addition, each of J. Michael Cline, Tom Tinsley, Mark Dzialga and Charles Johnson, current directors of Talus, has the right to exercise 100% of his options in the event of a change of control of Talus.

     INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The merger agreement provides that Manugistics will cause the surviving corporation to indemnify each person who is or was a director or officer of Talus as of the date of the merger for events occurring before the effective time of the merger or to liabilities arising out of the merger agreement. Such indemnification obligation includes advancement of expenses by the surviving corporation to the fullest extent permitted under applicable law if the person agrees to repay the advances if such person was not entitled to be indemnified.

SUPPORT AGREEMENTS

     In connection with the merger agreement, certain stockholders of Talus (General Atlantic Partners 49, L.P., General Atlantic Partners 57, L.P., GAP Coinvestment Partners, L.P., GAP Coinvestment Partners II, L.P., The Goldman Sachs Group, Inc., Bridge Street Fund 1998, L.P., Stone Street Fund 1998, L.P., Noro-Moseley Partners III, L.P., Robert G. Cross and Patricia Cross), who in the aggregate own a majority of the outstanding shares of Talus voting capital stock, have entered into support agreements with Manugistics and agreed to vote their shares in favor of the merger and against certain competitive proposals. Pursuant to the terms of these support agreements, the holders have also granted irrevocable proxies to Manugistics to vote their shares for this purpose and have granted to Manugistics an option to purchase their shares of Talus capital stock if they do not continue to vote their shares in favor of the merger and against certain competitive proposals. The stockholders have also agreed not to sell, transfer or otherwise dispose of their shares. In addition, such stockholders have agreed not to, directly or indirectly, solicit or encourage any offer from any other party concerning the possible disposition of any portion of Talus' business, assets or capital stock. The support agreements will remain in effect until the termination of the merger agreement or the closing of the merger.

ESCROW AND INDEMNIFICATION RIGHTS

     At the effective time of the merger, Manugistics will deposit with an escrow agent 15% of the shares of Manugistics common stock, rounded down to the nearest whole number of shares, which are otherwise issuable to each of the Talus stockholders. The escrowed shares will be held in deposit and will secure the indemnification obligations of Talus and its stockholders for certain losses incurred by Manugistics as a result of any breach of the representations, warranties, covenants or agreements of Talus which are contained in the merger agreement and as a result of certain identified contingencies. While the escrowed shares are held in deposit, the Talus stockholders will be entitled to vote those shares and to receive any dividends which may be declared on those shares.


     On the first anniversary of the closing date of the merger, but in no event later than October 31, 2001 (the "First Release Date"), one third of the escrowed shares will be distributed to the Talus stockholders if Manugistics has not requested indemnification. Until that time, each of the Talus stockholders will severally, and not jointly, indemnify Manugistics and its affiliates for all losses resulting from a breach of the representations, warranties, covenants or agreements of Talus which are contained in the merger agreement, or for losses of Talus in connection with certain pending litigation of Talus related to a contract dispute which in the aggregate exceed $100,000. The Talus stockholders shall not be responsible for any indemnification claims to Manugistics, other than certain specified claims related to taxes and the litigation identified above, until the aggregate of all requested claims shall exceed $500,000. After such amount is exceeded, the Talus stockholders shall be responsible for all the claims of Manugistics from the initial dollar of loss. All such indemnified losses will be paid solely and exclusively by the delivery of escrowed shares to Manugistics, and the value of the escrowed shares so distributed shall be equal to the average closing price for the ten trading days immediately preceding the date that Manugistics requests indemnification.


     From the First Release Date until June 30, 2002, the obligation to indemnify Manugistics will be limited to losses associated with breaches of only certain specified representations and warranties set forth in the merger agreement, specifically, those made involving the absence of conflicts, intellectual property, material contracts, litigation, employee benefit plans and taxes. The stockholders will continue to indemnify Manugistics for losses from the litigation identified above which in the aggregate exceed $100,000. Each Talus stockholder's liability for indemnified losses will again be limited to its escrowed shares.

     On July 2, 2002, or upon the resolution of all claims for indemnification, the remaining escrowed shares not required to pay indemnification losses will be issued to the Talus stockholders in accordance with the pro rata interests in Talus on the effective date of the merger.

SHARE TRANSFER RESTRICTION AGREEMENTS


     In connection with the merger agreement, certain stockholders of Talus (General Atlantic Partners 49, L.P., General Atlantic Partners 57, L.P., GAP Coinvestment Partners, L.P., GAP Coinvestment Partners II, L.P., The Goldman Sachs Group, Inc., Bridge Street Fund 1998, L.P., Stone Street Fund 1998, L.P., Noro-Moseley Partners III, L.P., Robert G. Cross and Patricia Cross) have entered into share transfer restriction agreements, and one executive officer of Talus, Thomas R. Madison, Jr., who holds stock options, has entered into a lock-up agreement with Manugistics. Pursuant to the terms of these agreements, the holders of Talus capital stock and the executive officer have agreed not to sell or otherwise dispose of their shares of Manugistics common stock until certain times and in certain quantities during 2001.


EMPLOYEE BENEFITS

     Manugistics has agreed in the merger agreement that, following the effective date of the merger and until December 31, 2000, Manugistics will provide to employees of Talus employee benefits, including, without limitation, pension benefits, health and welfare benefits, life insurance and vacation and severance arrangements, on terms and conditions that in the aggregate are comparable to those currently provided by Talus.

STOCK OPTIONS AND WARRANTS

     At the closing of the merger, each outstanding option or warrant to purchase shares of Talus common stock, whether issued under Talus' stock option plans or otherwise, will be converted into an option or warrant to acquire shares of Manugistics common stock. As a result of the merger, an option or warrant to purchase a share of Talus common stock will be exercisable for the number of shares of Manugistics common stock equal to the product (rounded up to the nearest whole share) of:

     - the number of shares of Talus common stock subject to the original option or warrant; and

     - the exchange ratio.

     The exercise price per share of common stock underlying each option or warrant will be equal to the price obtained by dividing:

     - the exercise price set forth in the original Talus stock option or warrant; by

     - the exchange ratio.

     All terms and provisions of the Talus stock options and warrants, including any vesting provisions, will remain unaffected by the merger. Manugistics has agreed to file a registration statement with respect to the shares underlying the assumed Talus stock options not later than 10 days following the closing of the merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary description of the material anticipated U.S. federal income tax consequences of the merger generally applicable to the stockholders of Talus. This summary is not intended to be a complete description of all of the federal income tax consequences of the transaction. No information is provided with respect to the tax consequences of the transaction under any other tax laws, including applicable state, local and foreign tax laws. In addition, the following discussion may not be applicable with respect to specific categories of stockholders, including but not limited to persons who are corporations, trusts, dealers in securities, financial institutions, insurance companies or tax exempt organizations; persons who are not U.S. citizens or resident aliens or domestic entities (partnerships or trusts); persons who are subject to alternative minimum tax (to the extent that tax affects the tax consequences of the merger) or are subject to the "golden parachute" provisions of the Internal Revenue Code (to the extent that tax affects the tax consequences of the merger); persons who acquired Talus capital stock with employee stock options or otherwise as compensation if such shares are subject to any restriction related to employment; persons who do not hold their shares as capital assets; or persons who hold their shares as part of a "straddle" or "conversion transaction." No ruling has been or will be requested from the IRS with respect to the tax effects of the merger. The federal income tax laws are complex, and a stockholder's individual circumstances may affect the tax consequences to the stockholder.

     The material U.S. federal income tax consequences of the merger are as follows:

     - Except with respect to any cash you receive in lieu of a fractional share of Manugistics common stock, you will not recognize income, gain or loss in connection with your exchange of Talus capital stock for Manugistics common stock pursuant to the merger.

     - Your adjusted tax basis in the Manugistics common stock you receive in the merger, including any fractional interest in Manugistics common stock, will be the same as your adjusted tax basis in your Talus capital stock.

     - Your holding period in the Manugistics common stock you receive in the merger will include your holding period in your Talus capital stock.

     - You will recognize capital gain or loss in connection with any cash you receive in lieu of a fractional share of Manugistics common stock equal to the difference between the amount of cash you receive and your adjusted tax basis in such fractional share.

     APPRAISAL RIGHTS. If you receive cash for your Talus capital stock as a result of exercising your appraisal rights, you will recognize capital gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in your Talus capital stock.

     BACKUP WITHHOLDING. Any cash you receive in lieu of a fractional share of Manugistics common stock may be subject to backup withholding at a 31% rate. Backup withholding will not apply, however, if you:

     - furnish a correct taxpayer identification number on IRS Form W-9 or an appropriate substitute form and certify on such form that you are not subject to backup withholding;

     - provide a certificate of foreign status on IRS Form W-8 or an appropriate substitute form; or

     - are otherwise exempt from backup withholding.

     Any amount paid as backup withholding will be credited against your U.S. federal income tax liability.

     INFORMATION REPORTING. If you exchange your Talus capital stock for Manugistics common stock in connection with the merger, Section 1.368-3 of the Treasury Regulations will require you to incorporate into your U.S. federal income tax return, for the year in which the merger occurs and maintain in your permanent records, a statement including:

     - the cost or other basis of your Talus capital stock; and

     - the number of shares and value of the Manugistics stock and cash you receive in the merger.

     You are encouraged to consult your tax advisor to determine the specific information that you may need to file with your income tax return for the year in which the merger occurs.

     Manugistics has received an opinion from Paul, Hastings, Janofsky & Walker LLP, and Talus has received an opinion from King & Spalding, each to the effect that the merger of Manu Acquisition Corp., a wholly owned subsidiary of Manugistics, with and into Talus will qualify as a tax-free reorganization under
Section 368(a) of the Internal Revenue Code, as amended. Each of the tax opinions was issued on September 21, 2000 and each of the tax opinions is based upon assumptions and representations by the management of Manugistics and/or Talus.

     All Talus stockholders are urged to consult their own tax advisors as to the specific consequences to them of the merger under federal, state, local and any other applicable income tax laws.

ACCOUNTING TREATMENT

     The merger will be accounted for by Manugistics under the purchase method of accounting. Accordingly, the purchase price will be allocated to the assets and liabilities of Talus based on their estimated fair market values at the date of acquisition, and any excess of the purchase price over such fair market values will be accounted for as goodwill, which will be amortized over an estimated period of not more than five years. For this purpose, the purchase price will be determined when the merger is closed. The purchase price will be determined on the first date when the number of Manugistics shares and other consideration become fixed without subsequent revision. The financial statements of the combined company will reflect the combined operations of Manugistics and Talus from the effective date of the merger.

EXPENSES

     The merger agreement provides that each of Manugistics and Talus will pay its own expenses in connection with the merger and related transactions, including, but not limited to, the fees and expenses of its own investment advisors, brokers, legal counsel, accountants and other outside experts to conduct due diligence.

NASDAQ NATIONAL MARKET LISTING

     Manugistics common stock is listed on the Nasdaq National Market under the symbol "MANU." The Manugistics common stock issued to the Talus stockholders will be listed on the Nasdaq National Market.

                              SELLING STOCKHOLDERS

     The shares of Manugistics common stock issued in the merger will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for shares issued to persons who may be deemed to be "affiliates" of Talus for purposes of Rule 145 under the Securities Act. Affiliates may not sell their shares of Manugistics common stock acquired in connection with the merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Persons who may be deemed to be affiliates of Talus generally include individuals or entities that control, are controlled by or are under common control with Talus and may include officers and directors of Talus as well as principal stockholders of Talus.

     Manugistics will receive an "affiliate letter" from persons deemed to be "affiliates" of Talus under Section 2(11) of the Securities Act and Rule 145(c) thereunder. An affiliate letter will constitute an agreement by each affiliate of Talus with Manugistics to the effect that such affiliate will not sell, transfer or otherwise dispose of any shares of Manugistics common stock issued to such a person in connection with the merger except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder. Because the selling stockholders listed in the table below may be deemed to be affiliates of Talus, this document will also cover any offers or sales of the resale shares sold by the selling stockholders.

     The following table sets forth information with respect to the selling stockholders. Because each holder of Talus capital stock will receive a number of shares dependent upon the average closing price of Manugistics common stock over a 15 day trading period and certain elections made by the Talus Series A preferred stockholders, the column relating to the securities owned by the selling stockholders before the offering sets forth the minimum and maximum number of shares each selling stockholder will receive in the merger in exchange for their Talus capital stock, assuming the Series A preferred stockholder elects not to treat the merger as a liquidation and instead elects to convert its shares of Series A preferred into common stock prior to the closing of the merger. The notes to the table describe the relationship of the selling stockholder to Talus.

                                         SECURITIES OWNED BEFORE                          SECURITIES OWNED
                                               THE OFFERING         SECURITIES OFFERED   AFTER THE OFFERING
                                         ------------------------    FOR THE SECURITY    ------------------
        NAME OF SECURITY HOLDER           MINIMUM     MAXIMUM(1)     HOLDER'S ACCOUNT    AMOUNT    PERCENT
        -----------------------          ----------   -----------   ------------------   -------   --------
Partnerships Associated with General
  Atlantic Partners, LLC(2)............  1,921,763     2,287,752        2,287,752           0         0
Funds Associated with The Goldman Sachs
  Group, Inc.(3).......................    424,210       504,998          504,998           0         0
Noro-Moseley Partners-III, L.P.(4).....     73,003        86,906           86,906           0         0
Robert G. Cross(5).....................    184,047       219,098          219,098           0         0
Patricia B. Cross(6)...................    129,119       153,709          153,709           0         0
Thomas R. Madison, Jr.(7)..............    212,638       253,134          253,134           0         0

---------------

(1) If the holder of Talus Series A preferred stock elects to treat the merger as a liquidation under the Talus Certificate of Incorporation, the selling stockholders will receive a slightly lower number of shares of Manugistics common stock per share of Talus common stock than if the holder of Talus Series A preferred stock elects to convert the Series A preferred stock into shares of Talus Class B non-voting common stock. We anticipate that the holder of Talus Series A preferred stock will make this election if the average closing price during the measurement period is less than approximately $53.00. We have assumed for the purposes of this table that the holder will not make such an election.



(2) General Atlantic Partners, LLC and its affiliates (General Atlantic Partners 49, L.P., General Atlantic Partners 57, L.P., GAP Coinvestment Partners, L.P., and GAP Coinvestment Partners II, L.P.) own in the aggregate 428,817 shares of Talus Class A voting common stock. This table assumes that General Atlantic Partners, LLC, together with its affiliates, will elect to convert the 3,859,348 shares of Talus Series B preferred stock it owns into 11,323,532 shares of Talus Class A voting common stock and the 14,185,878 shares of Talus Series C preferred stock it owns into 14,185,878 shares of Talus Class A voting common stock. General Atlantic Partners, LLC, together with its affiliates, is an affiliate of Talus due to its ownership of Talus capital stock and due to the fact that an affiliate of General Atlantic Partners, LLC is a director of Talus.

(3) The Goldman Sachs Group, Inc. and its affiliates (Bridge Street Fund 1998, L.P. and Stone Street Fund 1998, L.P.) own in the aggregate 95,292 shares of Talus Class A voting common stock. This table assumes that The Goldman Sachs Group, Inc., together with its affiliates, will elect to convert the 857,663 shares of Talus Series B preferred stock it owns into 2,516,341 shares of Talus Class A voting common stock and the 3,113,973 shares of Talus Series C preferred stock it owns into 3,113,973 shares of Talus Class A voting common stock. The Goldman Sachs Group, Inc., together with its affiliates, is an affiliate of Talus due to its ownership of Talus stock.

(4) Noro-Moseley Partners III, L.P. owns 109 shares of Talus Class A voting common stock and 831,635 shares of Talus Series A preferred stock. This table assumes that Noro-Moseley Partners III, L.P. will elect to convert its shares of Talus Series A preferred stock it owns into 985,219 shares of Talus Class B non-voting common stock. Noro-Moseley Partners III, L.P. is an affiliate of Talus due to the fact that an affiliate of Noro-Moseley Partners III, L.P. is a director of Talus.

(5) Mr. Cross is the Chairman of the Talus board of directors.

(6) Mrs. Cross is an affiliate of Talus by virtue of the fact that she is the spouse of Robert G. Cross, the Chairman of Talus.

(7) Mr. Madison is the President and Chief Executive Officer, as well as a director, of Talus. Mr. Madison has options to purchase 2,870,000 shares of Talus Class A common stock, of which 956,666 shares are currently vested and exercisable. All of Mr. Madison's unvested options will become fully vested upon consummation of the merger in certain circumstances. See "The
    Merger -- Interests of Talus Directors and Officers in the Merger."

                              PLAN OF DISTRIBUTION

     Manugistics will not receive any proceeds from the sale of the resale shares. The selling stockholders and their donees, pledgees and other successors-in-interest may offer their shares of Manugistics common stock at various times in one or more of the following transactions:

     - on any of the United States securities exchanges where our stock is listed, including the Nasdaq National Market;

     - in the over-the-counter market;

     - in privately negotiated transactions;

     - in connection with short sales of shares of Manugistics common stock;

     - by pledge to secure debts and other obligations;

     - in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

     - in a combination of any of the above transactions.

     The selling stockholders may sell their shares of Manugistics common stock at any of the following prices:

     - at market prices prevailing at the time of sale;

     - at prices related to such prevailing market prices;

     - at negotiated prices; or

     - at fixed prices.

     The selling stockholders may use broker-dealers to sell their shares of Manugistics common stock. If this happens, broker-dealers may either receive discounts or commissions from the selling stockholders, or they may receive commissions from purchasers of shares of Manugistics common stock for whom they acted as agents.

     The selling stockholders and the broker-dealers they use to sell their shares of Manugistics common stock may be deemed to be "underwriters" under the Securities Act and any commission the broker-dealers receive and any profits they may make in the resale of shares of Manugistics common stock while acting as principals may be deemed "underwriting discounts or commissions" under the Securities Act. If the broker-dealers purchase shares of Manugistics common stock from the selling stockholders for their own accounts as principals, they may make a profit by reselling the shares of Manugistics common stock.

     The registration effected hereby is being effected under the merger agreement. Manugistics will pay substantially all of the expenses incident to the registration of the shares of Manugistics common stock including all costs incident to the offering and sale of the shares by the selling stockholders to the public other than any brokerage fees, selling commissions or underwriting discounts. Manugistics has agreed to keep the registration statement of which this prospectus is a part effective until the earlier of two years following the closing of the merger or such time as all of the selling stockholders have completed the sale or distribution of their Manugistics common stock registered hereby.

                    DESCRIPTION OF MANUGISTICS CAPITAL STOCK


     The following summary description of the capital stock of Manugistics does not purport to be complete and is qualified in its entirety by the provisions of Manugistics' Certificate of Incorporation, as amended, and Manugistics' bylaws and by the applicable provisions of the Delaware General Corporation Law. For information on how to obtain copies of the Manugistics Certificate of Incorporation and bylaws, see "Where You Can Find More Information" on page 90.


CAPITAL STOCK


     Manugistics is incorporated under the Delaware General Corporation Law, and Manugistics is authorized to issue 100,000,000 shares of Manugistics common stock, of which 28,944,849 shares were outstanding on October 31, 2000. Manugistics is authorized to issue 4,620,253 shares of preferred stock, of which no shares are currently outstanding. Manugistics' board of directors may at any time, without additional approval of the holders of Manugistics common stock, issue authorized but unissued shares of Manugistics common stock.


PREFERRED STOCK

     The Manugistics Certificate of Incorporation provides that, in accordance with Delaware law, the Manugistics board of directors may determine the preferences, limitations and relative rights of shares of preferred stock. No shares of preferred stock are currently designated, and there is no current plan to designate or issue any class or series of preferred stock. However, because the terms of the preferred stock may be fixed by the Manugistics board of directors without stockholder action, preferred stock could be issued quickly with terms designed to delay or prevent a proposed acquisition of Manugistics by a third party.

DIVIDEND RIGHTS

     Holders of Manugistics common stock are entitled to receive such dividends as may be declared from time to time by the board of directors out of funds legally available therefore.

VOTING RIGHTS

     Each holder of Manugistics common stock is entitled to one vote for each share held on any matter submitted to a vote of Manugistics stockholders, including the election of directors. Manugistics stockholders do not have cumulative voting rights for the election of directors. The affirmative vote of a plurality of the shares present (in person or by proxy), provided that a quorum is present, is required to elect nominees to the board of directors. All other elections and matters submitted to a vote of Manugistics stockholders are decided by the affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote, provided that a quorum is present, except as otherwise required by the Manugistics bylaws and Delaware law.

     Under Delaware law, a corporation's certificate of incorporation may be amended by the affirmative vote of a majority of its outstanding shares entitled to vote upon the amendment, unless the corporation's certificate of incorporation or bylaws specifies a higher percentage. The Manugistics Certificate of Incorporation does not provide for an affirmative vote differing from the statutory requirements.

STAGGERED BOARD OF DIRECTORS

     The Manugistics board of directors is divided into three classes of directors. Each class serves a staggered 3-year term and expires in each succeeding year.

LIQUIDATION RIGHTS

     In the event of liquidation, dissolution or winding up of Manugistics, the holders of Manugistics common stock are entitled to share ratably in all assets of Manugistics available for distribution to such holders after the payment of all liabilities.

PREEMPTION, CONVERSION AND REDEMPTION

     The holders of Manugistics common stock have no preemptive rights to purchase additional securities issued by Manugistics or any conversion rights and the Manugistics common stock is not subject to calls or further assessments by Manugistics. The Manugistics stockholders have no rights to have their shares redeemed by Manugistics.

CHANGE OF CONTROL

     The Delaware General Corporation Law and the Manugistics bylaws contain provisions that could discourage or make more difficult a change of control of Manugistics.

     MANUGISTICS BYLAWS. Under the Manugistics bylaws, special meetings of the stockholders may only be called by a majority of the board of directors or by the President. Manugistics stockholders are not entitled to request a special meeting, and a stockholder must provide advanced written notice to Manugistics for any business proposed by a stockholder for consideration at a meeting of stockholders or for any nomination of persons for election to the board of directors by a stockholder. For more information on advanced notice requirements for stockholder proposals or nominees see "Comparison of Rights of Manugistics Stockholders and Talus Stockholders -- Notice of Board Nomination and Other Business." Additionally, the Manugistics bylaws require approval by 67% of the holders of Manugistics shares to remove a director. For more information on removal of directors see "Comparison of Rights of Manugistics Stockholders and Talus Stockholders -- Removal of Directors."

     DELAWARE GENERAL CORPORATION LAW. As a Delaware corporation, Manugistics is subject to the provisions of Section 203 of the Delaware General Corporation Law. Generally, this statute prohibits a publicly held Delaware corporation from engaging in a "business combination" (as defined in the statute) with an "interested stockholder" (as defined in the statute) for a period of three years after the time that such stockholder became an interested stockholder, unless:

     - prior to that time the corporation's board of directors has approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction was commenced (excluding certain specified shares); or

     - at or after the time the stockholder became an interested stockholder, the business combination is approved by the corporation's board of directors and authorized by the affirmative vote at an annual or special meeting and not by written consent, of at least 66 2/3% of the outstanding voting stock of the corporation (excluding the stock owned by the interested stockholder).

     Section 203 generally defines a "business combination" to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Section 203 generally defines an "interested stockholder" as a person or entity, other than the corporation and any direct or indirect majority owned subsidiary of the corporation, who (1) owns 15% or more of a corporation's voting stock or (2) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the prior three-year period, and the affiliates or associates of such person. Section 203 expressly exempts from the requirements described above any business combination by a corporation with an interested stockholder who becomes an interested stockholder in a transaction approved by that corporation's board of directors.

MISCELLANEOUS

     The outstanding shares of Manugistics common stock are, and the shares of Manugistics common stock to be delivered pursuant to the merger upon delivery will be, duly authorized, validly issued, fully paid and nonassessable. The outstanding shares of Manugistics common stock are, and the shares of Manugistics common stock to be delivered pursuant to the merger upon notice of issuance will be, listed on the Nasdaq National Market. EquiServe, L.P., Canton, Massachusetts, is the transfer agent and registrar for Manugistics common stock.

              COMPARISON OF RIGHTS OF MANUGISTICS STOCKHOLDERS AND
                               TALUS STOCKHOLDERS


     This section of the prospectus describes certain differences between Manugistics common stock and Talus common stock. While we believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you, including the certificates of incorporation and bylaws of each company. You should read this entire document and the documents we refer to carefully for a more complete understanding of the differences between Manugistics common stock and Talus common stock. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information" on page 90.


     After the merger, all holders of Talus common stock and preferred stock will become holders of shares of Manugistics common stock. Any vested but unexercised and any unvested options for Talus common stock will be converted into options for shares of Manugistics common stock. Because Manugistics and Talus are both Delaware corporations, the Delaware General Corporation Law will continue to govern the rights of the stockholders. The Talus Certificate of Incorporation and the Talus bylaws currently govern the rights of the stockholders of Talus. As stockholders of Manugistics after the merger, the Manugistics Certificate of Incorporation and the Manugistics bylaws will instead govern their rights following the merger. The following table summarizes material differences between the rights of Manugistics stockholders and Talus stockholders under the certificates of incorporation and bylaws of Manugistics and Talus, as applicable.

     The following comparison of stockholder rights is a summary, is not intended to be complete or to identify all differences that may, under given situations, be material to stockholders and is subject, in all respects, and is qualified by reference, to the Delaware General Corporation Law, the Talus Certificate of Incorporation, the Talus bylaws, the Manugistics Certificate of Incorporation and the Manugistics bylaws.

AUTHORIZED CAPITAL STOCK


----------------------------------------------------------------------------------------------------
                  MANUGISTICS                                            TALUS
----------------------------------------------------------------------------------------------------
    The authorized capital stock of Manugistics         The authorized capital stock of Talus
consists of 100 million shares of common stock,         consists of 100 million shares of Class A
par value $0.002 per share, and 4,620,253 shares    voting common stock, par value $.0001 per share,
of preferred stock, par value $0.01 per share.      5 million shares of Class B non- voting common
    Manugistics may, by resolution of its board     stock, par value $.0001 per share, 2 million
of directors, and without any further vote or       shares of Series A cumulative convertible
action by its stockholders, authorize and issue,    redeemable non-voting preferred stock, par value
subject to certain limitations prescribed by        $.0001 per share, 5 million shares of Series B
law, up to an aggregate of 4,620,253 shares of      convertible voting preferred stock, par value
preferred stock. The preferred stock may be         $.0001 per share, and 18 million shares of
issued in one or more classes or series of          Series C convertible voting preferred stock, par
shares of any class or series. With respect to      value $.0001 per share.
any classes or series, the board of directors
may determine the designation and the number of     The holders of Talus preferred stock have
shares, preferences, limitations and special        additional rights, preferences, and privileges
rights, including dividend rights, conversion       relating to the receipt of dividends, the
rights, voting rights, redemption rights and        distribution of assets upon a liquidation,
liquidation preferences. Because of the rights      dissolution or winding up of Talus, the
that may be granted, the issuance of preferred      conversion of their preferred shares into common
stock may delay, defer or prevent a change of       stock of Talus and the optional redemption of
control. No shares of preferred stock are           their preferred stock which they will cease to
outstanding and Manugistics presently has no        have as holders of Manugistics common stock
plans to issue shares of preferred stock.           following the closing of the merger. The rights,
                                                    preferences and privileges of the Series A,
                                                    Series B and Series C preferred stock are set
                                                    forth in the Talus Certificate of Incorporation.
                                                    These rights will be extinguished upon
                                                    conversion of the Talus preferred stock into
                                                    shares of the Manugistics common stock.
----------------------------------------------------------------------------------------------------

SIZE OF THE BOARD

----------------------------------------------------------------------------------------------------
                  MANUGISTICS                                            TALUS
----------------------------------------------------------------------------------------------------
    The Manugistics board currently consists of         The Talus board currently consists of nine
nine directors. Under the Manugistics bylaws,           directors. The number of members of the
the number of directors constituting the board      board of directors may be increased at any time
is no fewer than five, but not more than 10         by the vote of a majority of the directors then
directors. The number of members of the board of    in office.
directors may be increased at any time by the
vote of a majority of the directors then in
office. In connection with the merger,
Manugistics increased the number of directors to
10.
----------------------------------------------------------------------------------------------------

CLASSIFICATION OF BOARD OF DIRECTORS

----------------------------------------------------------------------------------------------------
                  MANUGISTICS                                            TALUS
----------------------------------------------------------------------------------------------------
    The Manugistics board is divided into three         The Talus board is not divided into classes.
classes. Each class must be as nearly equal in          Directors are elected at each annual meeting
number as possible. Each class of directors         of stockholders.
serves a staggered three-year term, and the term
of each class of directors expires each
succeeding year.
----------------------------------------------------------------------------------------------------

BOARD MEETINGS

----------------------------------------------------------------------------------------------------
                  MANUGISTICS                                            TALUS
----------------------------------------------------------------------------------------------------

    Under the Manugistics bylaws, special               Under the Talus bylaws, special meetings of
meetings of the board of directors may be called        the board of directors may be called by the
by:                                                 President upon ten days prior notice to each
    - the Chairman,                                 director and shall be called by the President or
    - the President, or                             Secretary in like manner on the written request
    - the Secretary, if the Secretary receives a    of two directors or the holders of at least 25%
      written request from two or more              of the outstanding Series A preferred stock.
      directors.
    Notice of the meeting must be mailed at
least two days before the meeting; or,
alternatively, each director may be notified
personally, by telephone or by electronic
transmission one day before the meeting.
----------------------------------------------------------------------------------------------------

REMOVAL OF DIRECTORS

----------------------------------------------------------------------------------------------------
                  MANUGISTICS                                            TALUS
----------------------------------------------------------------------------------------------------
    Under the Manugistics bylaws, approval by           Under the Talus bylaws, directors may be
67% of the holders of the Manugistics shares            removed with or without cause by the holders
entitled to vote at an election of directors is     of a majority of the Talus shares entitled to
required to remove a director. Additionally,        vote at an election of directors.
Manugistics directors may be removed only for
cause.
----------------------------------------------------------------------------------------------------

VOTING

----------------------------------------------------------------------------------------------------
                  MANUGISTICS                                            TALUS
----------------------------------------------------------------------------------------------------
    Holders of Manugistics common stock are             Talus' common stock is divided into two
entitled to one vote per share on all matters as        classes, Class A voting common stock and
to which the stockholders of Manugistics are        Class B non-voting common stock. Holders of
entitled to vote.                                   Class A common stock are entitled to one vote
                                                    per share on all matters as to which the
                                                    stockholders of Talus are entitled to vote.
                                                    Holders of Class B common stock have no right to
                                                    vote such shares, except as otherwise required
                                                    under the Delaware General Corporation Law.
                                                    Shares of Talus' Series A preferred stock are
                                                    convertible into shares of Class B non-voting
                                                    common stock, and shares of Talus' Series B
                                                    preferred stock and Series C preferred stock are
                                                    convertible into shares of Class A voting common
                                                    stock and have rights to vote as described in
                                                    the Talus Certificate of Incorporation and the
                                                    Stockholders Agreement dated August 27, 1999.
----------------------------------------------------------------------------------------------------

DIVIDENDS

----------------------------------------------------------------------------------------------------
                  MANUGISTICS                                            TALUS
----------------------------------------------------------------------------------------------------
    Common stockholders are entitled to receive         Holders of Talus' common stock, Series B
ratable dividends when, as and if declared by           preferred and Series C preferred stock are
the board of directors. If Manugistics had          entitled to receive ratable dividends when, as
outstanding shares of preferred stock, the          and if declared by the board of directors.
entitlement of the common stockholders to           However, the entitlement of the holders of the
receive dividends would be subject to the           common, Series B preferred and Series C
preferential dividend rights (if any) of the        preferred stock to receive dividends would be
preferred stock.                                    subject to the preferential dividend rights of
                                                    the Series A preferred stockholders.
----------------------------------------------------------------------------------------------------

AMENDMENTS TO THE CERTIFICATE OF INCORPORATION

----------------------------------------------------------------------------------------------------
                  MANUGISTICS                                            TALUS
----------------------------------------------------------------------------------------------------

    Manugistics is incorporated in the state of         Talus is incorporated in the state of
Delaware. Under the Delaware General Corporation        Delaware. Under the Talus Certificate of
Law, the board of directors must propose an         Incorporation, Talus may not adversely alter or
amendment to the certificate of incorporation       change the preferences, rights, privileges,
and a majority of all the outstanding shares        powers or restrictions of the shares of Talus
entitled to vote on the amendment must approve      preferred stock or authorize, create or increase
it. In addition, under the Delaware General         the authorized amount of any class or series of
Corporation Law, any amendment or repeal of any     shares of stock with rights as to dividends,
provision of the certificate of incorporation       redemption and the distribution of assets
adversely altering or changing the preferences,     ranking senior to or equal with the shares of
rights, privileges, powers or restrictions of a     Talus preferred stock without first obtaining
class or series of capital stock must be            the affirmative vote or written consent of not
approved by the majority of each class or series    less than two- thirds of the outstanding shares
of capital stock affected, even if such stock       of Series A preferred stock or a majority of the
would not otherwise have such voting rights.        outstanding shares of Series B or Series C
    The Manugistics Certificate of Incorporation    preferred stock, as the case may be.
and bylaws do not provide for an affirmative
vote differing from the statutory requirements.
----------------------------------------------------------------------------------------------------

AMENDMENTS TO THE BYLAWS

----------------------------------------------------------------------------------------------------
                  MANUGISTICS                                            TALUS
----------------------------------------------------------------------------------------------------
    The Manugistics bylaws may be altered,              No difference.
amended or repealed:
    - by the board of directors at any annual or
      regular meeting of the board of directors,
      or at a special meeting of the board of
      directors if notice of such alteration,
      amendment or repeal is contained in the
      notice of such special meeting; or
    - by the stockholders at any annual or
      regular meeting of the stockholders, or at
      a special meeting of the stockholders if
      notice of such alteration, amendment or
      repeal is contained in the notice of such
      special meeting.
----------------------------------------------------------------------------------------------------

RESTRICTIONS ON SPECIAL MEETINGS OF THE STOCKHOLDERS

----------------------------------------------------------------------------------------------------
                  MANUGISTICS                                            TALUS
----------------------------------------------------------------------------------------------------
    Under the Manugistics bylaws, special               Under the Talus bylaws, special meetings of
meetings of the stockholders may only be called         the stockholders may be called by the
by:                                                 President and shall be called by the President
    - the President, or                             or Secretary on the written request of two
    - a majority of the board of directors.         directors or the holders of at least 25% of the
                                                    outstanding Series A preferred stock or
                                                    stockholders owning a majority of the Talus
                                                    common stock.
----------------------------------------------------------------------------------------------------

NOTICE OF BOARD NOMINATIONS AND OTHER BUSINESS

----------------------------------------------------------------------------------------------------
                  MANUGISTICS                                            TALUS
----------------------------------------------------------------------------------------------------
    The Manugistics bylaws require that in order        The Talus bylaws do not require such notices
for stockholders to nominate persons for                by stockholders.
election to the board of directors or to propose
business for consideration at any annual or
special meeting of stockholders, advance written
notice must be given to Manugistics not later
than the following dates:
    - with respect to an annual meeting of
      stockholders, 60 days in advance of such
      meeting if such meeting is to be held on a
      day which is within 30 days preceding the
      anniversary of the previous year's annual
      meeting or 90 days in advance of such
      meeting if such meeting is to be held on
      or after the anniversary of the previous
      year's annual meeting; and
    - with respect to any other meeting of
      stockholders or a special meeting of
      stockholders, the close of business on the
      tenth day following the date of public
      disclosure of the date of such meeting.
    A notice relating to the nomination by a
stockholder of persons for election to the board
of directors must include the following
information:
    - the name, age, business address and
      residence address of each nominee proposed
      in the notice;
    - the principal occupation or employment of
      each nominee;
    - the number of shares of Manugistics common
      stock that are beneficially owned by each
      nominee;
    - any other information concerning the
      nominee that must be disclosed of nominees
      in proxy solicitations regulated by
      regulation 14A of the Securities Exchange
      Act of 1934;
    - the name and record address of the
      stockholder nominating the candidate for
      election to the board of directors; and
    - The number of shares of Manugistics common
      stock that is beneficially owned by such
      stockholder.
    A notice relating to the proposal of
business by a stockholder for consideration at
any annual or special meeting of stockholders
must include the following information:
    - a brief description of the business
      desired to be brought before the meeting
      and the reasons for conducting the
      business at the meeting;
    - the name and record address of the
      stockholder proposing the business;
    - the number of shares of Manugistics common
      stock that are beneficially owned by the
      stockholder; and
    - any material interest of the stockholder
      in the business proposed.
----------------------------------------------------------------------------------------------------

TRANSACTIONS WITH INTERESTED STOCKHOLDERS


----------------------------------------------------------------------------------------------------
                  MANUGISTICS                                            TALUS
----------------------------------------------------------------------------------------------------

    As a publicly held corporation, Manugistics         Talus is not publicly held, and accordingly,
is subject to Section 203 of the Delaware               is not subject to Section 203 of the
General Corporation Law. Section 203 of the         Delaware General Corporation Law.
Delaware General Corporation Law generally
prohibits certain "business combinations"
between a Delaware corporation and an
"interested stockholder." An "interested
stockholder" is generally defined as a person
who, together with any affiliates or associates
of such person, beneficially owns, or within
three years did own, directly or indirectly, 15%
or more of the outstanding voting shares of a
Delaware corporation. The statute broadly
defines business combinations to include:
    - mergers;
    - consolidations;
    - sales or other dispositions of assets
      having an aggregate value in excess of 10%
      of the consolidated assets of the
      corporation or aggregate market value of
      all outstanding stock of the corporation;
      and
    - certain transactions that would increase
      the "interested stockholder's"
      proportionate share ownership in the
      corporation.
    The statute prohibits any such business
combination for a period of three years
commencing on the date the "interested
stockholder" becomes an "interested
stockholder," unless:
    - the business combination is approved by
      the corporation's board of directors prior
      to the date the "interested stockholder"
      becomes an "interested stockholder";
    - the "interested stockholder" acquired at
      least 85% of the voting stock of the
      corporation (other than stock held by
      directors who are also officers or by
      certain employee stock plans) in the
      transaction in which it becomes an
      "interested stockholder"; or
    - if the business combination is approved by
      a majority of the board of directors and
      by the affirmative vote of at least
      two-thirds of the outstanding voting stock
      that is not owned by the "interested
      stockholder."
    The Delaware General Corporation Law
contains provisions enabling a corporation to
avoid Section 203's restrictions if stockholders
holding a majority of the corporation's voting
stock approve an amendment to the corporation's
certificate of incorporation or by-laws to avoid
the restrictions. Manugistics has not and does
not currently intend to "elect out" of the
application of Section 203 of the Delaware
General Corporation Law.
----------------------------------------------------------------------------------------------------

                     APPRAISAL RIGHTS RELATED TO THE MERGER

     THE FOLLOWING SUMMARY OF SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTION 262, THE COMPLETE TEXT OF WHICH IS ATTACHED HERETO AS APPENDIX "F." THIS SUMMARY CONTAINS ALL OF THE MATERIAL PROVISIONS OF SECTION 262.

     Upon consummation of the merger, holders of record of shares of Talus capital stock on the record date will be entitled to have the "fair value" of their shares as of the date of completion of the merger, exclusive of any element of value arising from the accomplishment or expectation of the merger, judicially determined and paid to them by complying with the provisions of
Section 262. Holders of record of Talus capital stock who desire to exercise their appraisal rights must satisfy all of the conditions contained in Section 262.

     To exercise rights of appraisal, you must satisfy all of the following conditions:

     - you must be a stockholder of record on the date you demand your appraisal rights and you must continue to be stockholder of record until the merger is completed;

     - you must have either voted against the merger or abstained from voting on the merger;

     - you must deliver a written demand for appraisal of your shares no more than 20 calendar days from the date of mailing of this prospectus;

     - within 120 days after the completion of the merger, you must file a petition in the Delaware Court of Chancery for a determination of the fair value of your stock; and

     - if the Delaware Court of Chancery requests, you must send to the court your stock certificates so that the court can note on each certificate that a demand for appraisal has been made.

     A written demand for appraisal of shares of Talus capital stock must be delivered to Talus by a Talus stockholder seeking appraisal no more than 20 calendar days from the date of mailing of this prospectus to such stockholder. A demand for appraisal will be sufficient if it reasonably informs Talus of the identity of the Talus stockholder and that the Talus stockholder intends to demand appraisal. If the Talus capital stock is owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, such demand must be executed by the fiduciary. If the Talus capital stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a Talus stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in exercising the demand, he or she is acting as agent for the record owner or owners.

     A record owner, such as a broker who holds Talus capital stock as a nominee for others, may exercise his or her right of appraisal with respect to the shares for all or less than all beneficial owners of shares as to which he or she is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Talus capital stock outstanding in the name of such record owner.


     A Talus stockholder who elects to exercise appraisal rights should deliver his or her written demand to Talus at the following address no more than 20 calendar days from the date of mailing of this prospectus:


                         Talus Solutions, Inc.
                         Overlook II
                         2839 Paces Ferry Road
                         Suite 1000
                         Atlanta, Georgia 30339-5770
                         Attention: Michael R. Cote

     The demand must specify such Talus stockholder's name and mailing address and the number of shares of Talus capital stock owned. It is the responsibility of each Talus stockholder electing to exercise appraisal rights to ensure that the written demand is received by Talus no more than 20 calendar days from the date of mailing of this prospectus to such stockholder.

     Within ten days after the effective date of the merger, the surviving corporation must provide notice as to the effective time of the merger (the "Effective Time") to all Talus stockholders who have complied with Section 262(d), summarized above.

     Within 120 days after the Effective Time, any Talus stockholder who has complied with the provisions of Sections 262(a) and (d), summarized above, is entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of Talus capital stock not voted in favor of approval and adoption of the merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within ten days after the written request therefor has been received by the surviving corporation or within ten days after expiration of the time for delivery of demand for appraisal under Section 262(d), whichever is later.

     Within 120 days after the Effective Time, either the surviving corporation or any holder of Talus capital stock who has complied with the required conditions of Sections 262(a) and (d) and who is otherwise entitled to appraisal rights may file a petition in the Court of Chancery of the State of Delaware demanding a determination of the fair value of the shares of any such Talus stockholders. If a petition for an appraisal is timely filed, at a hearing on such petition, the Court will determine which Talus stockholders are entitled to appraisal rights and will appraise the shares of Talus capital stock owned by such Talus stockholders, determining the fair value of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

     Talus stockholders considering seeking appraisal should be aware that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the value of the consideration they are to receive under the merger agreement if they do not seek appraisal of their shares.

     The cost of the appraisal proceeding may be determined by the Court of Chancery and taxed against the parties as the Court of Chancery deems equitable in the circumstances. Upon application for appraisal rights, the Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation reasonable attorneys' fees and the fees and expenses of experts, be charged against the value of shares of Talus capital stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

     A Talus stockholder who has duly demanded appraisal in compliance with
Section 262 will not, after the Effective Time, have any rights in respect of shares subject to such demand except for appraisal rights and the right to receive payment of dividends or other distributions, if any, on such shares payable to Talus stockholders of record as of a date before the Effective Time of the merger.

     At any time within 60 days after the Effective Time of the merger, a Talus stockholder shall have the right to withdraw his or her demand for appraisal and to accept the terms of the merger. After this period, the Talus stockholder may withdraw his or her demand for appraisal only with the consent of Manugistics. Any such withdrawal must be made in writing. If no petition for appraisal is filed with the Court of Chancery within 120 days after the Effective Time, the Talus stockholder's rights to appraisal shall cease. Because the surviving corporation has no obligation to file such a petition, a Talus stockholder who desires such a petition to be filed is advised to file it on a timely basis. A petition timely filed in the Court of Chancery demanding appraisal may not be dismissed as to a Talus stockholder without the approval of the Court of Chancery. Such approval may be conditioned upon such terms as the Court of Chancery deems just.

     Your right to an appraisal of your Talus capital stock will terminate if:

     - for any reason the merger is not completed;

     - you fail to make a timely written demand on Talus;

     - you fail to file a timely petition with the Court of Chancery;

     - you do not, upon request of the court, timely surrender certificates for notation that demand for appraisal has been made;

     - you withdraw your demand in writing within 60 days after the Effective Time of the merger; or

     - you withdraw your demand in writing more than 60 days after the Effective Time of the merger with Manugistics' written approval.

     If your right to an appraisal is terminated, you will receive the same consideration that you would have received if you had not sought an appraisal of your shares.

     The provisions of Section 262 are technical in nature and complex. Talus stockholders desiring to exercise their appraisal rights and obtain appraisal of the fair value of their Talus capital stock should consult counsel, since failure to comply strictly with the provisions of Section 262 may defeat their appraisal rights.

     If holders of more than 7% of the total amount of outstanding Talus common stock (assuming conversion of all outstanding shares of Talus preferred stock into shares of Talus common stock) exercise their appraisal rights, Manugistics will have the right to terminate the merger agreement.

                     COMPARATIVE STOCK PRICES AND DIVIDENDS


     Manugistics common stock is listed on the Nasdaq National Market under the symbol "MANU." The table below shows the high and low sales prices per share of Manugistics common stock and cash dividends declared per share for the periods indicated. The table below also shows the cash dividends declared per share of Talus common stock for the periods indicated. The table below does not reflect the recently announced stock split at Manugistics. See "Recent
Developments -- Two-for-One Stock Split."



                                                                   MANUGISTICS              TALUS
                                                           ----------------------------   ---------
                                                                                CASH        CASH
                                                            HIGH      LOW     DIVIDENDS   DIVIDENDS
                                                           -------   ------   ---------   ---------
Manugistics Fiscal Year 2001:
  First Quarter..........................................  $ 70.25   $25.06      -0-         -0-
  Second Quarter.........................................    93.31    22.50      -0-         -0-
  Third Quarter (through November 17, 2000)..............   132.13    61.75      -0-         -0-
Manugistics Fiscal Year 2000:
  First Quarter..........................................  $ 11.25   $ 5.25      -0-         -0-
  Second Quarter.........................................    16.00     8.69      -0-         -0-
  Third Quarter..........................................    17.88     9.06      -0-         -0-
  Fourth Quarter.........................................    58.13    17.00      -0-         -0-
Manugistics Fiscal Year 1999:
  First Quarter..........................................  $ 66.38   $25.25      -0-         -0-
  Second Quarter.........................................    31.50    14.00      -0-         -0-
  Third Quarter..........................................    16.50     6.13      -0-         -0-
  Fourth Quarter.........................................    17.38     7.50      -0-         -0-


     There is no trading market for the Talus Class A voting common stock, Class B non-voting common stock, Series A preferred stock, Series B preferred stock or Series C preferred stock. Shares of Series A preferred stock are entitled to dividends at an annual rate of $0.1944 per share payable quarterly on or before the end of each fiscal quarter of the company, but only as and when declared by the Talus board of directors. Shares of Series B preferred stock and Series C preferred stock share in dividends declared and paid on the common stock on a pro rata basis, as if the shares had been converted into shares of common stock pursuant to the Talus Certificate of Incorporation, as amended, immediately prior to the record date. Accrued dividends on the Series A preferred stock have not been declared or paid since the issuance of the preferred stock. In the two most recent fiscal years, no cash dividends for Talus common stock have been declared. Talus does not anticipate that dividends will be paid on Talus common or preferred stock in the foreseeable future; however, the annual dividends to which shares of Series A preferred stock are entitled pursuant to the Talus Certificate of Incorporation may be paid in cash or additional shares of Class B non-voting common stock at the option of Talus.

                         CAPITALIZATION OF MANUGISTICS


     The following table sets forth our capitalization as of August 31, 2000 on an actual and as adjusted basis to reflect the issuance in October and November 2000 of a total of $250.0 million principal amount of 5% convertible subordinated notes:


     - the actual column sets forth our capitalization as of August 31, 2000, without any adjustments for subsequent or anticipated events; and


     - the as adjusted column gives effect to the receipt of the net proceeds from the sale by us of $250.0 million principal amount of the notes in a private placement, after deducting placement discounts and commissions and offering costs.


     The information below should be read in conjunction with our consolidated financial statements and other financial information included elsewhere in this prospectus.


                                                               AS OF AUGUST 31, 2000
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   -----------
                                                                  (IN THOUSANDS)
Cash, cash equivalents and marketable securities............  $  34,849    $ 276,849
                                                              =========    =========
Long-term debt (mandatorily redeemable) 5% convertible
  subordinated notes due 2007(1)............................         --      250,000
                                                              =========    =========
Stockholders' equity:
Preferred stock.............................................         --           --
Common stock, $0.002 par value, 100,000,000 shares
  authorized, 29,533,294 issued, 28,780,784
  outstanding(2)(3).........................................         59           59
Additional paid-in capital..................................    230,863      230,863
Accumulated deficit.........................................   (123,038)    (123,038)
Deferred compensation.......................................    (10,849)     (10,849)
Treasury stock..............................................       (717)        (717)
Accumulated other comprehensive income......................        289          289
                                                              ---------    ---------
          Total stockholders' equity........................     96,607       96,607
                                                              ---------    ---------
          Total capitalization..............................  $  96,607    $ 346,607
                                                              =========    =========


---------------
(1) The notes are mandatorily redeemable upon a change of control.

(2) Based on the number of shares outstanding as of August 31, 2000. The above table excludes:


     - 1,498,650 shares of common stock issuable on the exercise of options granted under our stock option plans between September 1, 2000 and October 31, 2000 with a weighted average exercise price of $81.14;


     - 8,109,564 shares of common stock issuable on exercise of options outstanding as of August 31, 2000 with a weighted average exercise price of $17.42 per share;

     - 2,480,691 shares of common stock reserved for issuance upon exercise of stock options that may be granted in the future under our various stock option plans and our employee stock purchase plan;

     - the shares of common stock issuable upon conversion of the notes; and

     - up to 5,000,000 shares of common stock issuable in connection with the merger.


(3)On November 8, 2000, the Manugistics' board of directors approved a 2-for-1 stock split of the outstanding shares of Manugistics' common stock. The stock split will be effective on December 7, 2000. The share amounts have not been adjusted to give effect to the stock split. See "Recent Developments -- Two-for-One Stock Split" for more information.

                           DESCRIPTION OF MANUGISTICS

BUSINESS

     We are a leading global provider of supply chain optimization and eBusiness solutions for enterprises and evolving trading networks. Our solutions include infrastructure and application software products, solution support, strategic consulting and implementation services. Our solutions help our clients monitor and streamline their core internal operational processes involving the design, purchase, manufacture, storage, transportation, marketing and selling of their goods and services. Our solutions also help integrate clients' internal processes with trading partners and provide the collaboration and optimization required across extended eBusiness trading networks. Our solutions help our clients improve resource allocation through more effective operational decisions and improve customer service -- driving costs lower and revenues higher.

     Increasing global competition, shortening product life cycles and developing eBusiness initiatives of new and existing competitors are driving enterprises to provide greater levels of customer service while shortening their time-to-market. We were an early innovator in trading partner collaboration, with our first Internet-ready products commercially available in late 1997. Our technology initiatives continue to focus on the changing needs of companies in the markets we serve, as well as the requirements of the new eBusiness economy. We have developed a web architecture for our Manugistics NetWORKS collaborative solutions through our proprietary WebWORKS infrastructure and have provided advanced integration to disparate systems through our WebConnect products. Through our exchange platform ExchangeWORKS, we are now addressing the new eBusiness processes enabled by the Internet, such as auctions, dynamic pricing, procurement, track and trace, and order and pipeline visibility.

     We offer solutions to companies in a diverse array of industries including agriculture, apparel, chemicals, consumer goods, electronics & high technology, energy, food, government, healthcare, logistics, metals, motor vehicles & parts, paper, pharmaceuticals and retail. Our customer base of over 900 clients includes large, multinational enterprises such as 3Com, Coca-Cola Enterprises, Cisco Systems, Compaq, Fuji Photo Film USA, Harley-Davidson, The Limited, Texas Instruments and Unilever, as well as medium-sized enterprises and emerging eBusinesses.

INDUSTRY BACKGROUND

     Today's leading companies know that an effective supply chain optimization strategy will make them more competitive and profitable. In addition, companies must combine their optimized supply chains with effective eBusiness strategies to respond to increased global competition, to differentiate themselves and to grow market share. We combine our traditional supply chain strengths with our innovative eBusiness solutions to enable effective communication and real-time collaboration among global trading partners. Once implemented, our solutions can provide greater access to information, channel visibility and a consolidated view of client requirements, ultimately delivering optimization across the extended supply chain.

     Clients are utilizing our solutions to share information within their enterprises and among their trading partners in their supply chain to more effectively coordinate and make decisions to meet or exceed the rapidly changing requirements of their customers. Our solutions address the business processes that enable responsive and intelligent decision-making and are uniquely focused on managing decisions, events and plans with the flexibility of adapting to different forms of a trading network. These processes cover the supply chain needs of enterprises and trading networks. These processes range from design, buy and make to the additional processes of move, store, market and sell. In addition, our solutions allow companies to utilize the Internet, as a business collaboration medium to collaborate, monitor, measure and improve their business processes over time.

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STRATEGY

     Our objective is to continue to be a leading global provider of supply chain optimization and eBusiness solutions for enterprises and trading networks, while achieving and maintaining profitability. Our strategy to achieve these objectives includes the following elements:

     EXPAND OUR SUPPLY CHAIN AND EBUSINESS OFFERINGS -- We believe that we have significant experience and domain expertise, enhanced through our relationships with clients, industry experts and third-party alliances, in developing and providing intelligent supply chain and eBusiness solutions. We intend to leverage our experience and domain expertise by continuing to extend the capabilities and scope of our solutions to solve a broader range of problems and improve processes within and among companies in trading networks.

     PROVIDE ADVANCED TECHNOLOGICAL INNOVATION -- We develop and offer to our clients leading technological software solutions. We do this through in-depth expertise among our personnel and through our commitment to our research and development initiatives. In addition, we will consider tactical and strategic acquisitions with other companies to speed our time to market or to further differentiate ourselves. We utilize tactical acquisitions to enhance or fill out our existing offerings. We utilize strategic acquisitions to extend beyond our existing offerings and to differentiate ourselves through new offerings. See
"-- Product Development."

     PROVIDE A STANDARD MARKETPLACE PLATFORM BASED ON BEST-OF-BREED PARTNERSHIPS -- We prefer to focus our resources on the development and enhancement of our core competencies and to utilize the competencies of third parties with best-of-breed capabilities in areas complementary to our core areas. This permits us to offer our clients leading and complete solutions that can better meet all their needs.

     ENABLE AND OPTIMIZE INTELLIGENT TRADING NETWORKS -- Although the market for eBusiness solutions is new, we believe that it is growing rapidly, will become large and is a significant opportunity. We intend to take advantage of this opportunity and continue expanding our role as a leading provider of eBusiness solutions that enable and optimize intelligent trading networks.

     EXPAND CURRENT AND EXPLORE NEW VERTICAL MARKETS -- We continue to expand our presence and focus on vertical markets in sectors such as agriculture, consumer durables, consumer packaged goods, electronics & high technology, government, pharmaceutical, motor vehicles & parts, retail and services. Additionally, we are examining opportunities outside of our current market segments as we drive growth and expand penetration of our supply chain optimization and eBusiness solutions.

     DEVELOP STRATEGIC ALLIANCES AND NEW BUSINESS RELATIONSHIPS -- We continue to expand and enhance our current solutions and solution implementation capabilities through alliances with technology providers and consulting firms. We believe that, together with our complementary technology and consulting providers, we will continue to provide clients with a broad range of supply chain and eBusiness solutions and expertise to assist businesses in implementing supply chain optimization and eBusiness solutions to solve their business problems.

PRODUCTS AND EBUSINESS SOLUTIONS

     Manugistics' solutions footprint includes four distinctive components:
Manugistics NetWORKS intelligent engines, Manugistics NetWORKS collaborative services, Manugistics WebConnect integration platform and Manugistics ExchangeWORKS exchange platform. All of our solutions are powered by our underlying WebWORKS architecture.

     Manugistics NetWORKS family of products and solutions are designed to collaborate, optimize, measure and analyze across each of the key supply chain business process areas -- design, buy, make, store, move, market and sell.

     Manugistics NetWORKS include the core optimization technologies and algorithmic expertise that we have accumulated by many years of developing supply chain solutions. The intelligent engines included in Manugistics NetWORKS are designed to facilitate strategic, tactical and operational decision-making. Strategic decisions typically consider a time-frame of quarters to years. Tactical decisions typically consider a

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

time-frame of weeks to months. Operational decisions typically consider a time-frame of minutes to days. Detailed descriptions of the NetWORKS intelligent engines follow:

     NETWORKS COMMIT(TM) -- NetWORKS Commit(TM) helps drive accurate, reliable, real-time promises of, and commitments for, delivery of products by simultaneously performing availability checks of inventory, production, materials, manufacturing scheduling, distribution and transportation and then immediately allocating appropriate resources.

     NETWORKS DEMAND(TM) -- NetWORKS Demand(TM) is designed to predict and forecast future customer demand with a high degree of accuracy, alerting a company to potential supply problems and finding patterns undetected by traditional forecasting solutions.

     NETWORKS FULFILLMENT(TM) -- NetWORKS Fulfillment(TM) is designed to orchestrate the time-phased storage and flow of supply to match demand, giving companies the end-to-end visibility to minimize inventory and reduce logistics costs while maximizing customer service.

     NETWORKS MASTER PLANNING(TM) -- NetWORKS Master Planning(TM) optimizes the use of constrained resources to improve customer service levels and increase profit margins by simultaneously optimizing across factors such as resource capacity, availability of raw materials, inflow and outflow (throughput) for facilities, transportation and availability of components and labor.

     NETWORKS SCHEDULING(TM) -- NetWORKS Scheduling(TM) helps enable single and multi-site planning, detailed scheduling, production sequencing, and real-time communication with the plant floor.

     NETWORKS SOURCING(TM) -- NetWORKS Sourcing(TM) helps further reduce expenditures by expanding beyond simple, catalog-based procurement models to complex procurement of direct materials. This solution streamlines procurement of direct materials using integrated, strategic sourcing while leveraging the Internet to provide the collaboration tools required for effective eBusiness.

     NETWORKS STRATEGY(TM) -- NetWORKS Strategy(TM) enables enterprises and extended trading networks to more efficiently design optimal supply chain networks. By modeling end-to-end trading partner relationships, this product helps optimize the most profitable supply chain strategy, including choice of trading partners, optimal inventory levels, optimal lane volumes and appropriate seasonal pre-builds and product mix, as well as determine optimal production, storage and distribution locations.

     NETWORKS SUPPLY(TM) -- NetWORKS Supply(TM) provides the tactical level functionality in supply planning to help facilitate effective management of material flow between trading partners on complex bills of material, while simultaneously employing intelligent substitution and configuration of constrained materials.

     NETWORKS TRANSPORT(TM) -- NetWORKS Transport(TM) is designed to simultaneously optimize transportation plans and execute all inbound, outbound and intercompany transportation moves, including freight payment, tracking and reporting. With a competitive advantage in multi-point to multi-point transportation planning, this solution helps drive optimized transportation plans to be shared with carriers and manufacturers via the Internet.

     NETWORKS VMI(TM) -- NetWORKS VMI(TM) (Vendor Managed Inventory) gives clients visibility into demand at the trading partner level -- often where the consumer or purchaser is found -- to improve the flow of products, eliminate inefficiencies, and lower costs. NetWORKS VMI creates a consumption-based demand forecast, compares forecast to inventory on-hand and in-transit, develops requirements at the customer sites, and recommends shipments.

     STATGRAPHICS(TM) -- STATGRAPHICS(TM) contains a comprehensive set of statistical tools to control, manage and improve the quality of production processes in manufacturing companies.
STATGRAPHICS utilizes statistical quality control and a design of experiments to implement quality management in individual locations throughout an enterprise or manufacturing plant.

     Our collaborative solutions provide collaboration and communication that extend the intelligent engines into new business processes that are created in concert with trading partners. These proven products enable businesses to expand their supply chains into true eBusiness trading networks.
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

     NETWORKS COLLABORATE(TM) -- NetWORKS Collaborate(TM) is a comprehensive solution that enables clients to collaboratively plan, monitor and measure clients trading relationships. NetWORKS Collaborate is a business-to-business, eCommerce solution that ensures the creation and maintenance of joint business plans, monitors the execution of those plans, and measures their success.

     NETWORKS MONITOR(TM) -- NetWORKS Monitor(TM) allows clients to monitor and manage their pre-defined critical planning and event information and provides robust alerting technology to all appropriate trading partners. NetWORKS Monitor provides a web-based portal for all exception information across the entire trading networks, enables role-based security for interaction with that data and provides recommended and auto-resolution paths for repairing those exceptions.

     NETWORKS ONEVIEW(TM) -- NetWORKS OneVIEW(TM) is based on industry-standard OLAP technology that enables operational monitoring, performance measurement, business process design, and network policy setting. Its multi-dimensional analyses increases the speed, accuracy, and efficiency of knowledge discovery and proactive decision-making. NetWORKS OneVIEW extends client decision support by providing business process-specific analyses based on data sourced from other Manugistics applications, ERP systems, financial systems, customer relationship management systems, and POS data providers.

     NETWORKS PROCUREMENT(TM) -- NetWORKS Procurement(TM) utilizes real-time supplier connectivity to enable clients to share forecast projections and materials requirements with suppliers, to request updates to outstanding orders, and to request and auto-select supplier bids based upon pre-defined business rules.

     NETWORKS VISIBILITY(TM) -- NetWORKS Visibility(TM) provides real-time and historical views of mission-critical pipeline and order status information from one central web-based portal. Using role-based security, trading partners can view orders and actions that pertain to their responsibilities within the trading network.


     WEBCONNECT INTEGRATION PLATFORM -- Our WebConnect integration platform utilizes leading edge enterprise application integration, or EAI, technology. WebConnect provides pre-built connectors to common enterprise systems such as SAP AG, J.D. Edwards & Company and Oracle Corporation and automated data transformation and mapping between these systems and ours. Through these pre-built connectors, WebConnect provides seamless integration between our solutions and the many disparate systems that are often resident within an enterprise. In addition, WebConnect provides robust business process coordination and messaging for integration to external trading partners and heterogeneous trading network environments. The integration visualization tools allow integrations to be easily updated and maintained by users.


     EXCHANGEWORKS(TM) EXCHANGE PLATFORM -- ExchangeWORKS(TM) is an advanced, configurable exchange platform for integrated supply chains and eBusiness trading networks. ExchangeWORKS helps facilitate sustainable, real-time trading environments and addresses key eBusiness requirements to drive critical collaboration activities with trading partners. Since it is designed to enable recurring trade between many buyers and sellers, ExchangeWORKS helps clients develop and benefit from complex, online business relationships. ExchangeWORKS supports a variety of transaction capabilities, such as auctions, negotiated eCommerce, dynamic pricing, procurement, track and trace, and order and pipeline visibility. In addition, it provides the underlying foundation for these transactions with capabilities such as content aggregation, profile management and personalization, information repository, real-time alerts, integration for financial clearinghouse functions, and many-to-many data and functional security. ExchangeWORKS' open architecture enables a modular, end-to-end eBusiness platform that can be configured to fit each client's existing technology infrastructure and integrate with other technology providers.

     All of our solutions and products work within the bstreamz(TM) operating environment:

     BSTREAMZ(TM) -- bstreamz is an innovative eBusiness solution that enables synchronized intelligence, transforming supply chains and Internet exchanges into intelligent eBusiness trading networks. Comprised of a configurable combination of intelligent engines, architecture, knowledge base, eBusiness processes, and services, bstreamz solutions create an optimal environment for intelligent decision-making within market-specific trading networks.

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

GLOBAL CONSULTING SERVICES


     A key element of our business strategy is to provide clients with comprehensive solutions for their enterprise and trading network supply chain and eBusiness optimization problems. By combining our products with professional services we deliver an end-to-end solution that helps enable clients to derive the maximum benefit from our solutions. In order to achieve the benefits of our solutions for eBusiness trading networks, clients will typically make many changes to their processes and overall operations, including their planning functions, while implementing our solutions. To assist clients in making these changes, we offer a wide range of solution-related services, including supply chain and eBusiness development consulting to maximize competitive advantage, business operations consulting, change management consulting, and end-user and system administrator education and training. These services help clients re-engineer their operations to take advantage of our solutions and effective supply chain optimization in eBusiness.


     These solution-related services are generally provided separately from our software products in our software license agreements and are provided on a time and materials basis. Our solution-related services group consisted of 227 employees as of August 31, 2000.

CLIENT SUPPORT

     Another element of our comprehensive solutions is providing on-going support to existing clients. Substantially all of our clients enter into annual solution support agreements entitling them to receive solution support, including access to a hotline and an electronic bulletin board and to receive product revisions and enhancements. Our client support function also collects information to assist in focusing future product development efforts and in identifying market demand. As of August 31, 2000, our client support group consisted of 60 employees.

PRODUCT DEVELOPMENT

     Our product development efforts are directed toward the development of new complementary products, the enhancement of the capabilities of existing products, expansion of eBusiness capabilities, enhancements for use in foreign countries and the development of products tailored to the specific requirements of particular industries and foreign language translations. To date, most of our products, including product documentation, have been developed by our internal staff and occasionally supplemented by acquisitions and complementary business relationships.

     In developing new products or enhancements, we work closely with current and prospective clients, as well as with other industry leaders, to address client needs and requirements. We believe that these collaborative efforts will lead to improved software functionality and will result in superior products and solutions likely to have greater market demand. We maintain committees of users and developers for our products which, among other things, define and rank issues associated with products and discuss product enhancement priorities and directions.

     We conduct a Product Launch Program for new applications and major enhancements, which allows clients to review design specifications and prototypes and participate in product testing. We have also established channels for client feedback, which include periodic surveys and focus groups. In addition, our product development staff works closely with our marketing, sales, support and services groups to develop products that meet the needs of our current and prospective clients. As of August 31, 2000, our product development staff consisted of 256 employees.

     Since our inception, we have made substantial investments in product development. We believe that getting products to market quickly, without compromising quality, is critical to the success of these products. We continue to make the product development expenditures that we believe are necessary for us to rapidly deliver new product features and functions.

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

SALES AND MARKETING

     Our sales operation for North and South America is headquartered at our offices in Rockville, Maryland and includes field sales personnel in the Atlanta, Philadelphia, Hartford, Charlotte, Chicago, Columbus, Dallas, Denver, Detroit, Los Altos, Los Angeles, Ottawa, San Francisco, Sao Paulo (Brazil) and Toronto metropolitan areas. Our direct sales organization focuses on licensing supply chain optimization and eBusiness solutions to large, multi-national enterprises, as well as mid-sized enterprises with a variety of supply chain and eBusiness issues.

     We market our solutions in regions outside of North and South America, primarily through subsidiaries. Our British, German, French, Belgian and Dutch subsidiaries, located in Bracknell, England; Ratingen, Germany; Paris, France; Brussels, Belgium; and Utrecht, The Netherlands, respectively, provide direct sales, services and support primarily to clients located in continental Europe and the United Kingdom. We established a subsidiary in Tokyo, Japan to license and support our solutions in Japan. We also have a subsidiary in Australia for sales and support to clients in the Pacific Rim, including Taiwan. We adapt our solutions for use in international markets by addressing different languages, different standards of weights and measures and other operational considerations. We also license our STATGRAPHICS product in the U.S. and in other countries through independent distributors, national resellers and local dealers. In fiscal 2000, approximately 36% of our total licensing and services revenues were attributable to sales outside the Americas.

     We also use indirect sales channels to market our solutions, complementary software vendors, third-party alliances and distributorships. See
"-- Alliances." Using these channels, we seek to increase the market penetration of our solutions via joint marketing and sales activities. These relationships enhance our sales resources in target markets and expand our expertise to bring optimum supply chain and eBusiness solutions to prospects and clients.

     We support our sales activities by conducting a variety of marketing programs, including an annual industry supply chain and eBusiness event, client "steering committees," and appearances at industry conferences such as those organized by the American Production and Inventory Control Specialists (APICS) organization, Supply Chain World, Retail Systems and Auto-Tech. We also participate in solution demonstration seminars and client conferences hosted by complementary software vendors. In addition, we conduct lead-generation programs including advertising, direct mail, public relations, seminars, telemarketing and ongoing client communication programs.

     As of August 31, 2000, we had 129 employees engaged in sales activities, 43 employees engaged in marketing activities and 135 employees engaged in business development consulting activities.

ALLIANCES

     We have established business alliances with leading software companies, consulting firms, resellers and other complementary vendors. We have entered into agreements with a number of other prominent software companies such as BEA Systems, Inc., ClearCross Inc., Extricity, Inc., Metiom, Inc., Moai Technologies, Inc., Siebel Systems, Inc., Vastera, Inc. and Vignette Corporation. In support of these joint efforts, our WebConnect framework will continue to be enhanced to integrate our solutions with the software applications of the companies mentioned above and other ERP, warehouse management systems, manufacturing execution systems, customer relationship management, configuration and other related application vendors.

     We continue to develop relationships with leading consulting firms in order to complement our own marketing efforts. We also have formal relationships with many national and major regional consulting firms including Andersen Consulting, Ernst & Young, IBM Consulting and others. In addition to formal programs, we cooperate with other professional services firms informally on a client-by-client basis.

CLIENTS

     Our supply chain products have been licensed by organizations in process manufacturing industries, such as consumer packaged goods, food & beverage, chemicals, paper and pharmaceuticals industries and by clients in discrete and high-volume repetitive industries, including the apparel, consumer durables, electronics & high technology and motor vehicles & parts industries. We have licensed various combinations of our software products to clients worldwide. Here is a sample of some of our clients who have either licensed software products from us or our distributors, purchased solution support, consulting or other services or both during fiscal 2000. See "-- Sales and Marketing."

CONSUMER PACKAGED GOODS
Conopco
Eveready Battery
Revlon
Sweetheart Holdings
Unilever Home & Personal Care, USA

FOOD & BEVERAGE
Coca-Cola Bottling Co. Consolidated
Food Lion
Great Atlantic & Pacific Tea Company
Nabisco, Inc.
Ocean Spray
Safeway
Starbucks Corporation

RETAIL DRUG/MASS MERCHANDISE/SPECIALTY RETAIL
Canadian Tire Corp., Ltd.
Kmart
Rite Aid
Staples
Spalding Sports
Target (Dayton Hudson Corporation)
Toys R Us

APPAREL
The Limited, Inc

MOTOR VEHICLES & PARTS
Deere & Co.
Harley-Davidson, Inc.
Tenneco

CHEMICALS, PETROCHEMICALS AND PROCESS
BASF
BP Amoco plc
Fuji Photo Film, USA

ELECTRONICS & HIGH TECHNOLOGY
3Com Corporation
Analog Devices
Cisco Systems, Inc.
Compaq Computer Corporation
Hewlett Packard
IBM
Lexmark
Philips Lighting B.V.
Texas Instruments Incorporated
VEBA Electronics Company, LLC

TRADING NETWORKS
Commerx
EConnections
FreightWise, Inc

     We generally provide our software products to clients under non-exclusive, non-transferable license agreements. To protect our intellectual property rights we do not sell or transfer title of our products to our clients. Under our current standard license agreement, licensed software may be used solely for the client's internal operations. We are expanding our products and services to provide solutions to emerging e-commerce markets including engaging in joint development efforts and providing non-exclusive software licenses to enable trading exchanges.

COMPETITION

     The market for supply chain optimization and eBusiness solutions is highly competitive. Other application software vendors, including companies targeting mainframe or mid-range clients and certain professional services organizations, including such vendors as Adexa, Aspen Technology, The Descartes Systems Group, Inc., i2 Technologies, Logility and SynQuest offer products that are directly competitive with some of the software applications marketed by us. In addition, certain ERP vendors, most of which are substantially larger than we are, have acquired or developed supply chain planning software companies, products or functionality or have announced intentions to develop and sell supply chain planning solutions, including such vendors as Invensys plc (which acquired Baan Company N.V.), J.D. Edwards & Company, Oracle Corporation, PeopleSoft, Inc. and SAP AG.

     The principal competitive factors in the supply chain optimization and eBusiness solutions markets served by us include product functionality and quality, domain expertise, product suite integration, ease of use, customer service and satisfaction, the ability to provide client references, product support, product-related services, compliance with industry standards and requirements, the ability of the solution to generate business benefits, vendor reputation and, in international markets, availability in foreign languages. We believe that our principal competitive advantages are our comprehensive, integrated solutions, our significant list of referenceable clients, our substantial investment in product development, the strength of our solutions to generate business benefits, the speed at which our solutions generate returns or are implemented, our strong client support services and our extensive knowledge of supply chain optimization and eBusiness solutions.

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LICENSE AGREEMENTS AND PRICING

     License fees consist principally of fees generated from licenses of our software products. In consideration of the payment of license fees, we generally grant nonexclusive, nontransferable, perpetual licenses which are primarily business unit and user specific. License fee arrangements vary depending upon the type of software product being licensed and the computer environment. License fees are based primarily on which products are licensed, the complexity of the client's problem and on the number of users and locations. Licensing dollar amounts for supply chain optimization solutions may be tens of millions of dollars for a large scope of supply chain and eBusiness initiatives.

     Clients may obtain solution support for an annual fee, depending on the level of support and the size of the license fee. The solution support fee is generally billed annually and is subject to changes in solution support list prices. We also provide pre-installation assistance, systems administration, training and other product-related services, generally on a time and materials basis. This allows our clients to determine the level of support or services appropriate for their needs.

PROPRIETARY RIGHTS AND LICENSES

     We regard our software as proprietary and rely on a combination of trade secret, copyright and trademark laws, license agreements, confidentiality agreements with our employees and nondisclosure and other contractual requirements imposed on our clients, consulting partners and others to protect proprietary rights in our products. We distribute our supply chain optimization and eBusiness software under software license agreements, which typically grant clients nonexclusive, nontransferable licenses to our products and have perpetual terms unless terminated for breach. Under these types of license agreements, we retain all rights to market our products.

     Use of the licensed software is usually restricted to clients' internal operations and to designated users. In sales to virtual service providers, the licensed software is restricted to clients' internal operations of designated users and the processing of defined customer's client data. Use is subject to terms and conditions prohibiting unauthorized reproduction or transfer of the software. We also seek to protect the source code of our software as a trade secret and as an unpublished, copyrighted work.

EMPLOYEES

     As of August 31, 2000, we had 982 full-time regular employees. None of our employees are represented by a labor union. We have experienced no work stoppages and believe that our employee relations are generally good.

MANAGEMENT AND ADDITIONAL INFORMATION


     Information relating to executive compensation, various benefit plans, voting securities and the principal holders of voting securities, relationships and related transactions and other related matters as to Manugistics is incorporated by reference or set forth in Manugistics' Annual Report on Form 10-K for the year ended February 29, 2000, which is incorporated into this prospectus by reference. Stockholders desiring copies of such documents may contact Manugistics at its address or phone number indicated under "Where You Can Find More Information" on page 90.


                              DESCRIPTION OF TALUS

BUSINESS

     Talus is a leading provider of pricing and revenue optimization products and services. The software solutions of Talus enable companies to maximize revenues and profits by determining optimal prices for their goods and services. These solutions utilize Talus proprietary optimization technology, which is particularly suited for highly complex, dynamic pricing environments.

     Talus has generated substantially all of its historical revenue from software developed specifically for the travel, transportation and hospitality ("TTH") industries, including airlines, hotels, rental cars, cruise lines, air and ground cargo transportation and gaming. During 1998, Talus embarked on a product development initiative to introduce pricing optimization products into the marketplace to complement its revenue management offerings typically sold to the TTH industries. Talus has developed four new pricing products, which were introduced during 1999 and 2000:

     - Dynamic Pricing -- Recommends the optimal transaction prices for products or services sold to different customers through different channels.

     - Target Pricing -- Calculates the optimal discount from list price to maximize the probability of winning a bid in a competitive environment, while optimizing profitability.

     - Promotion Pricing -- Determines the right amount and type of promotional spending and discounts to maximize revenue and profitability.

     - Lease-Rent Optimizer -- Recommends the optimal rental rate for the multi-family housing industry (e.g., apartments) to maximize rental income and occupancy rates.

     Talus' products and solutions focus on helping customers expand revenue growth and ultimately increasing profits. Each product performs the following fundamental tasks:

     - segments the customer market;

     - forecasts demand;

     - optimizes price; and

     - dynamically recalibrates customer response and price optimization.

     Each of these tasks is based on sophisticated statistical analysis of sales transaction data and forecasting algorithms that predict customer behavior at the micro-market level, and ultimately lead to a recommendation on price calculated to optimize overall company profitability. Talus believes that its solutions address the pricing decision support needed in all businesses. Talus' product development initiatives and enhancements of existing products will continue to focus on the changing needs of its customers and on evolving market conditions. Ford Motor Company, UPS and Tickets.com are examples of clients that have purchased these new solutions.


     Talus is a privately owned company and is incorporated in the State of Delaware. Talus was formed on November 18, 1997, in connection with the merger of Decision Focus Incorporated and Aeronomics Incorporated into Talus, a newly formed corporation. As of October 15, 2000, Talus had approximately 300 employees. For the year ended December 31, 1999, Talus earned revenue of approximately $37.9 million and had a net loss of approximately $19.2 million, and for the nine months ended September 30, 2000, Talus earned revenue of approximately $31.9 million and had a net loss of approximately $7.4 million. In addition to its principal executive offices located in Atlanta, Georgia, Talus maintains offices in London, England, Vancouver, Canada, and Silicon Valley, California. Its web site is located at www.talussolutions.com. Information contained on its web site does not constitute a part of this prospectus.


PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of September 15, 2000, information regarding the beneficial ownership by (1) persons known by Talus to own 5% or more of any class of voting capital stock of Talus, (2) directors of Talus, (3) named executive officers of Talus, and (4) executive officers and directors of Talus as a group.

                                       CLASS A                   CLASS B             SERIES A               SERIES B
                                       VOTING                  NON-VOTING           NON-VOTING               VOTING
                                    COMMON STOCK              COMMON STOCK        PREFERRED STOCK        PREFERRED STOCK
                            -----------------------------   -----------------   -------------------   ---------------------
    NAME OF PRINCIPAL                            PERCENT             PERCENT               PERCENT                 PERCENT
     STOCKHOLDER(1,2)        AMOUNT              OF CLASS   AMOUNT   OF CLASS   AMOUNT     OF CLASS    AMOUNT      OF CLASS
    -----------------       ---------            --------   ------   --------   -------    --------   ---------    --------
Robert G. Cross...........  4,226,832(3)          28.8%        --        --         --          --           --        --
John W. Alden.............     25,000(4)              *        --        --         --          --           --        --
J. Michael Cline..........     25,000(6),(7),(8)      *        --        --         --          --           --        --
Thomas M. Cook............     25,000(4)              *        --        --         --          --           --        --
Esther Dyson..............     25,000(4)              *        --        --         --          --           --        --
Mark F. Dzialga...........    453,817(6)           3.1%        --        --         --          --    3,859,348(7)  81.8%
Charles A. Johnson........     25,109(9)              *        --        --     831,635(10)  100.0%          --        --
Thomas Tinsley............     25,000(5)              *        --        --         --          --           --        --
Thomas R. Madison, Jr.....  2,870,000(11)         16.4%        --        --         --          --           --        --
Lawrence W. Hall..........     51,471                 *     47,869    12.0%         --          --           --        --
Peter Janico..............         --                 *        --        --         --          --           --        --
Jeff Collins..............     71,875(12)             *        --        --         --          --           --        --
Dean W. Boyd..............    364,020(13)          2.5%       105         *         --          --           --        --
Robert L. Phillips........    459,125(14)          3.1%       105         *         --          --           --        --
James L. Edwards..........          1                 *     7,509      1.9%         --          --           --        --

                                   SERIES C
                                    VOTING
                               PREFERRED STOCK       PERCENT OF
                            ----------------------     COMMON
    NAME OF PRINCIPAL                     PERCENT     STOCK IF
     STOCKHOLDER(1,2)         AMOUNT      OF CLASS   CONVERTED
    -----------------       ----------    --------   ----------
Robert G. Cross...........          --        --        9.0%
John W. Alden.............          --        --           *
J. Michael Cline..........          --        --           *
Thomas M. Cook............          --        --           *
Esther Dyson..............          --        --           *
Mark F. Dzialga...........  14,185,878(8)  82.0%       55.0%
Charles A. Johnson........          --        --        2.1%
Thomas Tinsley............          --        --           *
Thomas R. Madison, Jr.....          --        --        5.7%
Lawrence W. Hall..........          --        --           *
Peter Janico..............          --        --           *
Jeff Collins..............          --        --           *
Dean W. Boyd..............          --        --           *
Robert L. Phillips........          --        --        1.0%
James L. Edwards..........          --        --           *

                                       CLASS A                   CLASS B             SERIES A               SERIES B
                                       VOTING                  NON-VOTING           NON-VOTING               VOTING
                                    COMMON STOCK              COMMON STOCK        PREFERRED STOCK        PREFERRED STOCK
                            -----------------------------   -----------------   -------------------   ---------------------
    NAME OF PRINCIPAL                            PERCENT             PERCENT               PERCENT                 PERCENT
     STOCKHOLDER(1,2)        AMOUNT              OF CLASS   AMOUNT   OF CLASS   AMOUNT     OF CLASS    AMOUNT      OF CLASS
    -----------------       ---------            --------   ------   --------   -------    --------   ---------    --------
Paul S. Swope, Jr.........    828,820(15)          5.7%     37,544     9.4%         --          --           --        --
Patricia B. Cross.........  4,226,832(3)          28.8%        --        --         --          --           --        --
Graham E. Young...........    878,879(16)          6.0%     14,079     3.5%         --          --           --        --
Partnerships Associated
 with General Atlantic
 Partners, LLC............    428,817(17)          2.9%        --        --         --          --    3,859,348(18)  81.8%
Funds Associated with The
 Goldman Sachs Group,
 Inc......................     95,292(20)             *        --        --         --          --      857,633(21)  18.2%
All Executive Officers and
 Directors as a Group.....  8,831,668             48.0%       105         *     831,635     100.0%    3,859,348      81.8%

                                   SERIES C
                                    VOTING
                               PREFERRED STOCK       PERCENT OF
                            ----------------------     COMMON
    NAME OF PRINCIPAL                     PERCENT     STOCK IF
     STOCKHOLDER(1,2)         AMOUNT      OF CLASS   CONVERTED
    -----------------       ----------    --------   ----------
Paul S. Swope, Jr.........          --        --        1.8%
Patricia B. Cross.........          --        --        9.0%
Graham E. Young...........          --        --        1.9%
Partnerships Associated
 with General Atlantic
 Partners, LLC............  14,185,878(19)  82.0%      55.0%
Funds Associated with The
 Goldman Sachs Group,
 Inc......................   3,113,973(22)  18.0%      12.1%
All Executive Officers and
 Directors as a Group.....  14,185,878      82.0%      69.4%

---------------
  *  Indicates a value of less than 1.0%.

 (1) A person is deemed to be the beneficial owner of voting securities that can be acquired by such person within 60 days from September 15, 2000 upon the exercise of options, warrants or convertible securities. The common stock amounts assume the conversion of the Talus Series A preferred stock into shares of Class B non-voting common stock and the conversion of Series B preferred stock and Series C preferred stock into shares of Class A voting common stock. The common stock amount also includes options and warrants, currently exercisable or exercisable within 60 days, to the extent indicated in the notes below. The common stock amount also includes currently unvested options that will become vested upon consummation of the merger to the extent indicated in the notes below.

 (2) Each beneficial owner's percentage ownership is determined by assuming that convertible securities, options or warrants held by such person (but not those held by any other person) and which are exercisable within 60 days from the date of this document have been exercised. Except as otherwise indicated below, the address for each stockholder is c/o Talus Solutions, Inc., Overlook II, 2839 Paces Ferry Road, SE, Suite 1000, Atlanta, Georgia 30339-5770.

 (3) The Class A common stock amount includes 2,484,103 shares of Class A common stock owned by Mr. Cross and 1,742,729 shares of Class A common stock owned by his spouse, Patricia B. Cross. Each of Mr. Cross and Mrs. Cross disclaims the beneficial ownership of the shares of Class A common stock owned by his or her spouse.

 (4) The Class A common stock amount includes an unexercised option to purchase 25,000 shares of Class A common stock granted on May 10, 2000. All 25,000 shares are currently unvested but will become fully vested upon consummation of the merger.

 (5) The Class A common stock amount includes an unexercised option to purchase 25,000 shares of Class A common stock granted on August 8, 2000. All 25,000 shares are currently unvested but will become fully vested upon consummation of the merger. Mr. Tinsley is a special advisor to General Atlantic Partners, LLC.

 (6) The Class A common stock amount includes an unexercised option held by each of Mr. Dzialga and Mr. Cline to purchase 25,000 shares of Class A common stock granted on August 8, 2000. All 25,000 shares are currently unvested but will become fully vested upon consummation of the merger. The Class A common stock amount also includes 347,064 shares of Class A common stock owned by General Atlantic Partners 49, L.P. and 81,753 shares owned by GAP Coinvestment Partners, L.P. Mr. Dzialga is a managing member and Mr. Cline is a non-managing member of General Atlantic Partners, LLC, the general partner of General Atlantic Partners 49, L.P. Mr. Dzialga is also a general partner and Mr. Cline is a limited partner of GAP Coinvestment Partners, L.P. Mr. Dzialga and Mr. Cline each disclaim the beneficial ownership of the shares of Class A common stock owned by General Atlantic Partners 49, L.P. and GAP Coinvestment Partners, L.P., except to the extent of his pecuniary interest therein. For the pecuniary interest of Mr. Cline in shares of Talus capital stock, see "The Merger -- Interests of Talus Directors and Officers in the Merger -- Common Director of Manugistics and Talus."

 (7) The Series B preferred stock amount includes 3,123,575 shares of Series B preferred stock owned by General Atlantic Partners 49, L.P. and 735,773 shares of Series B preferred stock owned by GAP Coinvestment Partners, L.P. Mr. Dzialga is a managing member and Mr. Cline is a non-managing member of General Atlantic Partners, LLC, the general partner of General Atlantic Partners 49, L.P. Mr. Dzialga is also a general partner and Mr. Cline is a limited partner of GAP Coinvestment Partners, L.P. Mr. Dzialga and Mr. Cline each disclaim the beneficial ownership of the shares of Series B preferred stock owned by General Atlantic Partners 49, L.P. and GAP Coinvestment Partners, L.P., except to the extent of his pecuniary interest therein. For the pecuniary interest of Mr. Cline in shares of Talus capital stock, see "The Merger -- Interests of Talus Directors and Officers in the Merger -- Common Director of Manugistics and Talus."

 (8) The Series C preferred stock amount includes 11,792,701 shares of Series C preferred stock owned by General Atlantic Partners 57, L.P. and 2,393,177 shares of Series C preferred stock owned by GAP Coinvestment Partners II, L.P. Mr. Dzialga is a managing member and Mr. Cline is a non-managing member of General Atlantic Partners,

     LLC, the general partner and Mr. Cline is a limited partner of General Atlantic Partners 57, L.P. Mr. Dzialga is also a general partner and Mr. Cline is a limited partner of GAP Coinvestment Partners II, L.P. Mr. Dzialga and Mr. Cline each disclaim the beneficial ownership of the shares of Series C preferred stock owned by General Atlantic Partners 57, L.P. and GAP Coinvestment Partners II, L.P., except to the extent of his pecuniary interest therein. For the pecuniary interest of Mr. Cline in shares of Talus capital stock, see "The Merger -- Interests of Talus Directors and Officers in the Merger -- Common Director of Manugistics and Talus."

 (9) The Class A common stock amount includes an unexercised option to purchase 25,000 shares of Class A common stock granted on August 8, 2000. All 25,000 shares are currently unvested but will become fully vested upon consummation of the merger. The Class A common stock amount also includes 109 shares of Class A common stock owned by Noro-Moseley Partners III, L.P., of which Mr. Johnson is a general partner. Mr. Johnson disclaims the beneficial ownership of the shares of Class A common stock owned by Noro-Moseley Partners III, L.P., except to the extent of his pecuniary interest therein.


(10) The Series A preferred stock amount includes 831,635 shares of Series A preferred stock owned by Noro-Moseley Partners III, L.P., of which Mr. Johnson is a general partner. Mr. Johnson disclaims the beneficial ownership of the shares of Series A preferred stock owned by Noro-Moseley Partners III, L.P., except to the extent of his pecuniary interest therein.


(11) The Class A common stock amount includes two unexercised, and partially vested, options: (a) an incentive stock option to purchase 400,000 shares of Class A common stock granted on May 10, 2000, of which 133,333 shares are currently vested and exercisable; and (b) an option to purchase 2,470,000 shares of Class A common stock granted on May 10, 2000, of which 823,333 shares are currently vested and exercisable. All of Mr. Madison's unvested options will become fully vested upon consummation of the merger in certain circumstances. See "The Merger -- Interests of Talus Directors and Officers in the Merger."


(12) The Class A common stock amount includes 71,875 shares underlying incentive stock options to purchase 250,000 shares of Class A common stock granted on August 2, 1999 and November 3, 1999, which are currently vested and exercisable.



(13) The Class A common stock amount includes 25,000 shares underlying incentive stock options to purchase 100,000 shares of Class A common stock granted on November 3, 1999, which are currently vested and exercisable.



(14) The Class A common stock amount includes 34,750 shares underlying incentive stock options to purchase 115,000 shares of Class A common stock granted on May 27, 1998 and November 3, 1999, which are currently vested and exercisable.


(15) Mr. Swope's address is 29 College Street, Newnan, Georgia 30263.


(16) The Class A common stock amount includes 13,759 shares underlying incentive stock options to purchase 32,509 shares of Class A common stock granted on February 5, 1996 and November 3, 1999, which are currently vested and exercisable. Mr. Young's address is 4703 Woodley Drive, W. Vancouver, B.C., V7S 3A1.


(17) The Class A common stock amount includes 347,064 shares owned by General Atlantic Partners 49, L.P. and 81,753 shares owned by GAP Coinvestment Partners, L.P. The address of the General Atlantic partnerships is c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, Connecticut 06830. See footnote (6).

(18) The Series B preferred stock amount includes 3,123,575 shares of Series B preferred stock owned by General Atlantic Partners 49, L.P. and 735,773 shares of Series B preferred stock owned by GAP Coinvestment Partners, L.P. See footnote (7).

(19) The Series C preferred stock amount includes 11,792,701 shares of Series C preferred stock owned by General Atlantic Partners 57, L.P. and 2,393,177 shares of Series C preferred stock owned by GAP Coinvestment Partners II, L.P. See footnote (8).

(20) The Class A common stock amount includes 71,469 shares of Class A common stock owned by Bridge Street Fund 1998, L.P., 18,300 shares of Class A common stock owned by Stone Street Fund 1998, L.P. and 5,523 shares of Class A common stock owned by The Goldman Sachs Group, Inc. The address of the funds associated with The Goldman Sachs Group, Inc. is 85 Broad Street, New York, NY 10004.

(21) The Series B preferred stock amount includes 49,707 shares of Series B preferred stock owned by Bridge Street Fund 1998, L.P., 164,701 shares of Series B preferred stock owned by Stone Street Fund 1998, L.P. and 643,225 shares of Series B preferred stock owned by The Goldman Sachs Group, Inc.

(22) The Series C preferred stock amount includes 180,481 shares of Series C preferred stock owned by Bridge Street Fund 1998, L.P., 598,012 shares of Series C preferred stock owned by Stone Street Fund 1998, L.P. and 2,335,480 shares of Series C preferred stock owned by The Goldman Sachs Group, Inc.

       TALUS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     Talus is a leading provider of pricing and revenue optimization products and services. The software solutions of Talus enable companies to maximize revenues and profits by determining optimal prices for their goods and services. These solutions utilize Talus proprietary optimization technology, which is particularly suited for highly complex, dynamic pricing environments.


     Talus has generated substantially all of its historical revenue from software developed specifically for the travel, transportation and hospitality ("TTH") industries, including airlines, hotels, rental cars, cruise lines, air and ground cargo transportation and gaming. During 1998, Talus embarked on a product development initiative to introduce pricing optimization products into the marketplace to complement its revenue management offerings typically sold to the TTH industries. Talus has developed four new pricing products, which were introduced during 1999 and 2000:


     - Dynamic Pricing -- Recommends the optimal transaction prices for products or services sold to different customers through different channels.

     - Target Pricing -- Calculates the optimal discount from list price to maximize the probability of winning a bid in a competitive environment, while optimizing profitability.

     - Promotion Pricing -- Determines the right amount and type of promotional spending and discounts to maximize revenue and profitability.

     - Lease-Rent Optimizer -- Recommends the optimal rental rate for the multi-family housing industry (e.g., apartments) to maximize rental income and occupancy rates.

     Talus' products and solutions focus on helping customers expand revenue growth and ultimately increasing profits. Each product performs the following fundamental tasks:

     - segments the customer market;

     - forecasts demand;

     - optimizes price; and

     - dynamically recalibrates customer response and price optimization.

     Each of these tasks is based on sophisticated statistical analysis of sales transaction data and forecasting algorithms that predict customer behavior at the micro-market level, and ultimately lead to a recommendation on price calculated to optimize overall company profitability. Talus believes that its solutions address the pricing decision support needed in all businesses. Talus' product development initiatives and enhancements of existing products will continue to focus on the changing needs of its customers and on evolving market conditions.

RESULTS OF OPERATIONS

     The following table presents selected consolidated financial data (in thousands):


                                             YEARS ENDED DECEMBER 31,                NINE MONTHS ENDED SEPTEMBER 30,
                                 ------------------------------------------------   ---------------------------------
                                   1999     CHANGE     1998     CHANGE     1997        2000       CHANGE      1999
                                 --------   ------   --------   -------   -------   ----------   --------   ---------
Revenues:
  License fees.................  $    224   $  --    $     --   $    --   $    --    $  1,927      $  --     $    --
  Consulting, solution support
    and custom software
    development services.......    37,626   (14.3)%    43,923       6.9%   41,070      29,963        2.8%     29,143
                                 --------   -----    --------   -------   -------    --------      -----     -------
        Total revenue..........    37,850   (13.8)%    43,923       6.9%   41,070      31,890        9.4%     29,143
                                 --------   -----    --------   -------   -------    --------      -----     -------
Operating Expenses:
  Cost of revenue..............    30,519    (6.8)%    32,750      21.1%   27,040      18,142      (11.9)%    20,581
  Sales and marketing..........     9,481    49.5%      6,341      14.4%    5,542       6,357       (1.5)%     6,451
  Product development..........     7,305    43.9%      5,077     179.1%    1,819       6,971       37.7%      5,061
  General and administrative...     6,098    (4.8)%     6,403      53.5%    4,171       6,703       56.6%      4,281
  Acquisition-related
    expenses...................        --      --          --        --     1,005         800         --          --
  ESOP expense.................        --      --       3,284     322.1%      778          --         --          --
  Restructuring charge
    (income)...................     3,956      --          --        --        --        (211)        --         481
  Non-cash stock compensation
    expense....................        --      --          --        --        --         650         --          --
                                 --------   -----    --------   -------   -------    --------      -----     -------
        Total operating
          expenses.............    57,359     6.5%     53,855      33.5%   40,355      39,412        6.9%     36,855
                                 --------   -----    --------   -------   -------    --------      -----     -------
Operating income (loss)........   (19,509)   96.4%     (9,932)       --       715      (7,522)      (2.5)%    (7,712)
Interest income (expense),
  net..........................       284      --      (1,262)    146.5%     (512)        690         --           1
Increase (decrease) in fair
  value of common stock put
  warrant......................        --      --         360        --        --        (590)        --          --
                                 --------   -----    --------   -------   -------    --------      -----     -------
Income (loss) before income
  taxes........................   (19,225)   77.5%    (10,834)       --       203      (7,422)      (3.7)%    (7,711)
Provision for income taxes.....        --      --          --        --       370          --         --          --
                                 --------   -----    --------   -------   -------    --------      -----     -------
Net loss.......................   (19,225)   77.5%    (10,834)       --      (167)     (7,422)      (3.7)%    (7,711)
Dividends and accretion on
  redeemable preferred stock...      (753)   20.1%       (627)     12.4%     (558)     (2,692)     377.3%       (564)
                                 --------   -----    --------   -------   -------    --------      -----     -------
Net loss attributable to common
  stockholders.................  $(19,978)   74.3%   $(11,461)   1480.8%  $  (725)   $(10,114)     (22.2)%   $(8,275)
                                 ========   =====    ========   =======   =======    ========      =====     =======


     The following table presents selected consolidated financial data as a percentage of total revenues.


                                                                                                NINE MONTHS
                                                                                                   ENDED
                                                              YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                                             ---------------------------      ----------------
                                                             1999       1998       1997       2000       1999
                                                             -----      -----      -----      -----      -----
Revenues:
  License fees...........................................      0.6%        --         --        6.0%        --
  Consulting, solution support and custom software
    development services.................................     99.4%     100.0%     100.0%      94.0%     100.0%
                                                             -----      -----      -----      -----      -----
        Total revenue....................................    100.0%     100.0%     100.0%     100.0%     100.0%
                                                             -----      -----      -----      -----      -----
Operating expenses:
  Cost of revenue........................................     80.6%      74.6%      65.8%      56.9%      70.6%
  Sales and marketing....................................     25.0%      14.4%      13.5%      19.0%      22.1%
  Product development....................................     19.3%      11.6%       4.4%      21.9%      17.4%
  General and administrative.............................     16.1%      14.6%      10.2%      21.0%      14.7%
  Acquisition-related expenses...........................       --         --        2.5%       2.5%        --
  ESOP expense...........................................       --        7.5%       1.9%        --         --
  Restructuring charge (income)..........................     10.5%        --         --       (0.7)%      1.7%
  Non-cash stock compensation expense....................       --         --         --        2.0%        --
                                                             -----      -----      -----      -----      -----
        Total operating expenses.........................    151.5%     122.6%      98.3%     123.6%     126.5%
                                                             -----      -----      -----      -----      -----
Operating income (loss)..................................    (51.5)%    (22.6)%      1.7%     (23.6)%    (26.5)%
Interest income (expense), net...........................      0.7%      (2.9)%     (1.2)%      2.2%        --
Increase (decrease) in fair value of common stock put
  warrant................................................       --        0.8%        --       (1.9)%       --
                                                             -----      -----      -----      -----      -----
Income (loss) before income taxes........................    (50.8)%    (24.7)%      0.5%     (23.3)%    (26.5)%
Provision for income taxes...............................       --         --        0.9%        --         --
                                                             -----      -----      -----      -----      -----
Net loss.................................................    (50.8)%    (24.7)%     (0.4)%    (23.3)%    (26.5)%
Dividends and accretion on redeemable preferred stock....     (2.0)%     (1.4)%     (1.4)%     (8.4)%     (1.9)%
                                                             -----      -----      -----      -----      -----
Net loss attributable to common stockholders.............    (52.8)%    (26.1)%     (1.8)%    (31.7)%    (28.4)%
                                                             =====      =====      =====      =====      =====

     REVENUE

     General

     Talus generates revenue from the sale of software licenses, consulting, solution support and custom software development services. License fee revenue is recognized on the percentage of completion method since Talus believes that implementation services typically provided to install its software products are essential to its customers use of the software. Consulting and custom software development services are provided under both fixed-price and time and materials arrangements. Revenue from fixed-price contracts is recognized on a percentage of completion basis while revenue from time and materials contracts is recognized as the related services are performed. Solutions support revenue is recognized ratably over the contract period, which is generally twelve months.

     Comparison of Years ended December 31, 1999, 1998 and 1997

     Talus' average annual revenue for the three-year period ended December 31, 1999 was approximately $40.9 million. The value of new customer contracts were approximately $48.5 million and $36.2 million in 1999 and 1998, respectively. Talus' revenues during the three years ended December 31, 1999 were impacted by the following trends:

     - Revenue from the U.S. increased from $28.8 million in 1997 to $33.1 million and $33.0 million, respectively, in 1998 and 1999.

     - Revenue from outside of the U.S. decreased from $12.3 million in 1997 to $10.8 million and $4.9 million, respectively, in 1998 and 1999. These decreases are attributable to less favorable global economic conditions outside of the U.S. during portions of 1998 and 1999 and the absence of a foreign-based direct sales force.

     - Talus' revenue from the rental car market was $2.9 million, $12.3 million and $6.7 million in 1999, 1998 and 1997, respectively, or a decrease of $9.4 million in 1999 and an increase of $5.6 million in 1998. Substantially all of Talus' revenue from the rental car market in 1999 was attributable to one customer. During 1997 and 1998, Talus had several relationships with rental car companies that yielded over $1.0 million in revenue each. To Talus' knowledge, all of the major rental car companies in the U.S. have an operational revenue management system.

     - Talus' relationship with a major auto manufacturer, which began during 1998, yielded less than $1.0 million in revenue in 1998 and increased to $4.2 million in 1999. This auto manufacturer represents one of Talus' first major customers in its non-traditional markets. Other major customers outside TTH industries include United Parcel Service (UPS) and the American Broadcasting Company (ABC). This manufacturer was the first customer of Talus to license Target Pricing. In addition, Talus has recently completed a customized version of Promotion Pricing for this automotive manufacturer.


     Comparison of nine months ended September 30, 2000 to nine months ended September 30, 1999



     Talus signed two license fee agreements totaling $2.3 million during the fourth quarter of 1999. Talus recognized approximately $1.9 million in license fee revenue during the nine months ended September 30, 2000 related to these contracts. Consulting, solution support and custom software development services revenue increased primarily as a result of improved contract pricing during the second half of 1999 and a resulting increase in revenue per billable hour of 16% during the nine months ended September 30, 2000 offset by lower billable hours during the nine month period in 2000. Talus revenues from TTH customers decreased slightly during the nine month period in 2000, particularly in the passenger airline market, while revenue from the relationship with the auto manufacturer mentioned above, increased by approximately $4.2 million during the nine month period in 2000.


     OPERATING EXPENSES

     Comparison of Years ended December 31, 1999, 1998 and 1997

     Cost of revenue includes the costs of license fees (including media, product packaging and other related costs), salaries and related benefits of delivery and solutions support personnel, training costs, the costs of third-party consultants, loss contract charges and bad debt expense, as well as other costs. The changes in cost of revenue were primarily attributable to ongoing changes in staffing and contractor levels during the periods based on the number of open customer contracts plus changes in overhead allocations as a result of staffing levels.

     Sales and marketing expenses include personnel costs, commissions, promotional events, marketing collateral and travel costs. The changes in sales and marketing expenses were primarily attributable to the following factors:

     - Enhancing the marketing function and increased spending beginning in the second half of 1999.

     - Increased direct sales force in each period and increased commissions in 1999 as a result of increased volume of signed contracts.

     Product development expenses include personnel costs and the cost of third-party consultants. Talus has not historically capitalized any software development costs since the cost incurred between reaching technological feasibility and product release is insignificant. The increases in product development costs were primarily attributable to the establishment of a stand-alone product development group for the first time in 1997 and the addition of personnel to support the development of the new pricing products (e.g., Dynamic Pricing, Target Pricing and Promotion Pricing) in 1998 and 1999.

     General and administrative expenses include personnel costs, legal, accounting, information technology and human resource costs, as well as other costs. Certain overhead costs, including rent, utilities and depreciation are allocated to cost of revenue, sales and marketing and product development based on proportionate headcount. The changes in general and administrative expenses were primarily attributable to changes in headcount levels during the periods and the related impact on salaries, benefits and overhead allocations.

     Acquisition-related expenses in 1997 relate to the merger between DFI and Aeronomics, which was accounted for as a pooling of interests.

     Expenses associated with Talus' Employee Stock Ownership Plan, or ESOP, in 1998 and 1997 consists of the following:

     - Charges for the allocation of shares to participants in the ordinary course of business ($1.0 million and $0.8 million in 1998 and 1997, respectively).

     - Plan expenses incurred by the Company of $0.3 million in 1998.

     - Charge of $2.0 million related to allocating the remaining shares to the participants in anticipation of terminating the ESOP.

     The ESOP was terminated in 1999.

     The restructuring charge in 1999 consisted of the following:

     - Lease abandonment charge of $3.6 million in connection with the relocation of Talus corporate headquarters within the Atlanta, Georgia metropolitan area.

     - Severance charge of $0.4 million related to an internal reorganization and costs savings plan that was implemented during January 1999.


     Comparison of nine months ended September 30, 2000 to nine months ended September 30, 1999



     The decrease in cost of revenue was primarily attributable to the settlement of a customer claim that resulted in a $2.2 million reduction in cost of revenue during the nine months ended September 30, 2000. Salaries and related benefits and outside contractor costs were higher during the nine months ended September 30, 1999 due to higher headcount levels, which was offset by reductions in the loss contract reserve as a result of delivery staff working towards completion of such engagements.



     Sales and marketing expenses were relatively unchanged during the comparative nine month periods. Talus began increasing marketing expenditures in the second half of 1999. Average headcount during the comparative nine month periods was relatively unchanged.

     The increase in product development expenses was primarily attributable to increased headcount and higher use of third-party contractors to help meet internal product release goals during the nine months ended September 30, 2000.


     The increase in general and administrative expenses was primarily attributable to increased compensation costs for certain members of the new management team hired in late 1999 and early 2000 and increased professional services costs. Talus hired a new senior management team in 1999, as well as other executive level positions in the accounting, finance, legal and human resource areas in 1999 and early 2000.


     Acquisition-related expenses during the nine months ended September 30, 2000 relate to the merger with Manugistics. Costs include investment banking, legal and accounting fees that were incurred through September 30, 2000.



     During the nine months ended September 30, 2000, Talus executed a sublease for a portion of its former corporate headquarters and moved into its new corporate headquarters. Talus recorded restructuring income of $0.2 million to reflect the reduction of its remaining net lease obligation previously accrued in 1999 offset by the costs associated with its office move.



     Non-cash stock compensation expenses during the nine months ended September 30, 2000 relate to stock options granted to employees and directors. In addition, Talus issued common stock to vendor at prices below fair value for services rendered at prices below fair value.


     INTEREST INCOME (EXPENSE), NET


     Interest income (expense), net, was $0.3 million, $(1.3) million and $(0.5 million) in 1999, 1998 and 1997, respectively, and $0.7 million and $0.0 during the nine months ended September 30, 2000 and 1999, respectively. The changes in each period resulted primarily from the following factors:


     - Changes in average borrowings during the periods.

     - Timing of receiving cash proceeds from the issuance of convertible preferred stock ($25.0 million and $20.0 million in August 1999 and September 1998, respectively).


     - Decreases in cash and cash equivalents in all periods to fund operating losses.


     - Non-cash charges to interest expense of $0.5 million in 1998 related to the early extinguishment of debt for the remaining discount associated with detachable stock purchase warrants.

     INCREASE (DECREASE) IN FAIR VALUE OF COMMON STOCK PUT WARRANT

     Talus has certain common stock put warrants that are presented outside of stockholders' equity since redemption is beyond the control of Talus. These put warrants must be adjusted to fair value at each reporting date. Such adjustment is reflected as an increase or decrease to net income (loss) during each reporting period.

     PROVISION FOR INCOME TAXES


     Talus incurred losses before income taxes during 1999 and 1998 and during the nine months ended September 30, 2000 and 1999. Due to the uncertainties surrounding the realization of Talus' net operating loss carryforwards in future periods, no benefit from income taxes has been reflected in the financial statements in such periods. Talus had income before income taxes of $0.2 million in 1997 and a provision for income taxes of $0.4 million. The difference between Talus' effective tax rate of 183% and the federal statutory rate relates primarily to non-deductible merger costs incurred as a result of the DFI/Aeronomics merger.


     DIVIDENDS AND ACCRETION OF REDEEMABLE PREFERRED STOCK


     Talus' Series A preferred stock may be redeemed during July 2002 or later at the option of the holder. The Series A preferred stock is presented outside of stockholders' equity since redemption is beyond the control of Talus. The Series A preferred stock accretion was recorded at a compound annual rate of 20% in accordance with its terms during all periods presented to accrete to the minimum redemption amount payable in July 2002. During the nine months ended September 30, 2000, Talus determined that the fair value of the Series A preferred stock was $7.2 million, or $2.0 million higher than the minimum redemption amount calculated through September 30, 2000. The fair value of the Series A preferred stock was determined based on the value per share of Talus stock in the merger with Manugistics.


LIQUIDITY AND CAPITAL RESOURCES

     Talus has historically financed its operations through borrowings under a former revolving credit facility, borrowings under a term loan and the issuance of convertible preferred stock. Talus has not historically generated cash flows from operations.


     Net cash used in operating activities was $6.0 million, $2.2 million and $3.9 million during 1999, 1998 and 1997, respectively, and $8.9 million and $4.6 million during the nine months ended September 30, 2000 and 1999, respectively. Net cash used in operating activities in each period is impacted most significantly by the size of Talus' net loss, excluding non-cash expenses, plus changes in billed and unbilled accounts receivable, deferred revenue, accrued compensation, accounts payable and other accrued liabilities.


     During 1999, Talus incurred a net loss of $19.2 million, which included $7.1 million of non-cash charges. Changes in assets and liabilities provided $6.1 million of working capital during 1999. Billed accounts receivable and deferred revenue increased by $2.0 million and $1.4 million, respectively. Both of these increases were primarily attributable to higher than normal bookings and related billings during the fourth quarter of 1999. Unbilled receivables decreased by $3.0 million during 1999 as a result of the cycle of bookings and completion of projects. Accrued compensation increased by $1.7 million in 1999 primarily as a result of Talus accruing an annual incentive payment as compared to $0 at December 31, 1998. Other accrued liabilities increased by $1.6 million in 1999 primarily as a result of increased loss contract reserves and contract settlement reserves.


     For the nine months ended September 30, 2000, Talus incurred a net loss of $7.4 million, which included $2.5 million of non-cash expenses. Changes in assets and liabilities used $4.0 million of working capital during the nine months ended September 30, 2000. Billed accounts receivable and deferred revenue decreased by $1.8 million and $2.7 million, respectively, as a result of Talus completing or nearing completion of many of its projects that were open at December 31, 1999. Unbilled receivables increased by $1.0 million as a result of delays in achieving billing milestones on certain fixed-price contracts.



     Net cash used in investing activities consist primarily of capital expenditures, which includes purchased software, computer equipment and furniture and fixtures. Capital expenditures were $1.1 million, $2.7 million and $1.8 million in 1999, 1998 and 1997, respectively, and were $2.5 million and $0.9 million for the nine months ended September 30, 2000 and 1999, respectively. Capital expenditures generally increase or decrease in conjunction with the size of Talus' workforce. During the nine months ended September 30, 2000, Talus had capital expenditures of approximately $1.0 million related to moving its corporate headquarters. Talus also invested $1.9 million in certificates of deposit with an original maturity in excess of 90 days during the six months ended June 30, 2000.



     Net cash provided by financing activities was $20.6 million, $12.7 million and $7.6 million during 1999, 1998 and 1997, respectively, and $0.1 million and $24.5 million for the nine months ended September 30, 2000 and 1999, respectively. Financing activities consist primarily of borrowings and repayments of long-term debt, issuance of convertible preferred stock, net of issuance costs, of $24.8 million and $19.9 million in 1999 and 1998, respectively, and treasury stock purchases.



     Talus' current liquidity and capital resources consists of cash and cash equivalents ($12.1 million as of September 30, 2000). Talus does not have a revolving credit facility or other readily available capital resources.



     Talus believes that its existing cash balances will be sufficient to meet its anticipated liquidity and working capital requirements over the next six to nine months. In light of its operating and cash flows performance in 1999 and the nine months ended September 30, 2000 and expected operating and cash flows performance over the next six to nine months, Talus anticipates that it will need to raise additional capital during the first half of 2001. Talus has begun exploring the possible sources of such capital and has been analyzing its long-term capital requirements to determine the amount of capital needed. Such capital may or may not be available in the amount or on terms that are satisfactory to Talus. If Talus is unable to obtain sufficient capital during the first half of 2001, its liquidity, results of operations and financial condition could be adversely affected.

     Certain information regarding commitments and contingencies, including pending litigation, claims and assessments and ESOP termination obligations, which may have an adverse impact on our liquidity and financial condition, are set forth in Notes 13 and 15 in the Talus Financial Statements, which are included elsewhere in this prospectus.

FACTORS THAT MAY AFFECT FUTURE RESULTS

     General

     In addition to the other information in this prospectus, the following factors and those previously described should be considered in evaluating the future prospects of Talus. Talus operating results have varied significantly in the past and may vary significantly in future periods. Factors that may impact future operating results include, but are not limited to:

     - General economic conditions in the U.S. and abroad;

     - Timely availability and acceptance of Talus' new pricing products;

     - Ability to sell new software products and services to existing major customers;

     - Market saturation of revenue management solutions in certain TTH industries;

     - Effectiveness of Talus' direct sales force and alliance program;

     - Ability of Talus' delivery organization to install software in a timely and cost effective manner;

     - Ability of Talus to estimate the resources required to complete fixed-price contracts;

     - Ability of Talus to attract and retain qualified employees in all functions;

     - Levels of operating expenses;

     - Competition and new product offerings by competitors;

     - Capital budget levels and cycles of prospective customers; and

     - Capital availability during the first half of 2001.


     Talus historically has experienced losses since its inception and expects to report a loss in fiscal 2000.



     Management has taken the following actions during 2000 to help improve operating performance in 2001:


     - Increased product development spending to accelerate market introduction of enhancements to Talus' products;

     - Accelerated the hiring and training of direct sales people in the U.S.;

     - Built a direct sales force in Europe to improve visibility and reduce the length of the sales cycle for potential European customers; and

     - Built a strategic alliance program intended to include other software vendors and consulting organizations to help expand sales channels.

However, management cannot predict whether these actions will result in any improvement in operating performance in 2001.

FORWARD-LOOKING STATEMENTS

     This "Talus Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the prospectus contains certain forward-looking statements that are subject to risks and uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, Talus notes a variety of factors in this prospectus that could cause our actual results to differ significantly from anticipated results or other expectations. The risks and uncertainties that may affect Talus' business, operating results or financial condition include those set forth above in "Factors That May Affect Future Results."

       QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK OF TALUS


     Talus manages its interest rate risk by maintaining an investment portfolio of instruments with high credit quality and maturities of 90 days or less. These instruments include, but are not limited to, money-market instruments and bank time deposits in accordance with an investment policy approved by the Talus board of directors. These instruments are denominated in U.S. dollars.


     Talus also holds cash balances in accounts with commercial banks primarily in the United States. These cash balances represent operating balances only and are invested in short-term time deposits of the local bank.


     Many of Talus' investments carry a degree of interest rate risk. When interest rates fall, Talus' income from investments in variable-rate securities declines. When interest rates rise, the fair market value of Talus' investments in fixed-rate securities declines. Talus attempts to mitigate interest rate risk by holding fixed-rate securities to maturity. However, if Talus' liquidity needs force it to sell fixed-rate securities prior to maturity, it may experience a loss of principal. Talus has no long-term debt with variable interest rates.

                            MANUGISTICS GROUP, INC.


                        PRO FORMA FINANCIAL INFORMATION
                     UNAUDITED PRO FORMA COMBINED CONDENSED
                             FINANCIAL INFORMATION


     Manugistics is expecting to complete the acquisition of Talus during the fourth quarter of fiscal year 2001. The acquisition will be accounted for as a purchase.



     The accompanying unaudited pro forma combined condensed balance sheet has been prepared as if the acquisition had been consummated as of August 31, 2000. The unaudited pro forma combined condensed statements of operations for six months ended August 31, 2000 and the fiscal year ended February 29, 2000, have been prepared as if the proposed acquisition had occurred on March 1, 1999, and combines Manugistics' and Talus' statements of operations.



     Adjustments have been made to Talus' financial statements to conform to Manugistics' presentation. Manugistics has a fiscal year end of February 28 or 29 and Talus has a fiscal year end of December 31. The twelve month period ended December 31, 1999 for Talus was combined with the twelve month period ended February 29, 2000 for Manugistics. The unaudited balance sheet for Talus as of June 30, 2000 was combined with the unaudited balance sheet for Manugistics as of August 31, 2000. The unaudited pro forma combined statement of operations includes the six month period ended June 30, 2000 for Talus combined with the six month period ended August 4, 2000 for Manugistics.



     As noted above, the acquisition of Talus by Manugistics is expected to close during the fourth quarter of fiscal 2001. The unaudited pro forma combined condensed financial information has been prepared using the purchase method of accounting whereby the assets and liabilities of Talus are adjusted to estimated fair value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of the purchase costs are subject to final determination based upon estimates and other evaluations of fair market value, identification and valuation of identifiable intangible assets, and potentially based upon changes in Manugistics stock price and the actual closing date. Therefore, the allocations reflected in the following unaudited pro forma combined condensed financial information may differ from the amounts ultimately determined.


     The method of combining historical financial statements for the preparation of the unaudited pro forma combined condensed financial statements is for presentation only. Actual statements of operations of the companies will be consolidated commencing on the date of acquisition. The unaudited pro forma combined condensed financial information does not purport to represent what Manugistics' operations or financial position actually would have been had the acquisition occurred on the dates specified, or to project Manugistics' results of operation or financial position for any future period or date.

     In the opinion of management, all material adjustments necessary to reflect the acquisition of Talus by Manugistics have been made. The accompanying unaudited pro forma combined condensed financial statements should be read in conjunction with the historical financial statements and related notes thereto for both Manugistics and Talus.


     The "As Adjusted" column reflects the issuance of a total of $250.0 million 5% convertible subordinated notes in October and November 2000.



     The accompanying pro forma financial information does not reflect the impact of Manugistics' stock split announced on November 8, 2000. See "Recent Developments -- Two-for-One Stock Split" for more information.

                            MANUGISTICS GROUP, INC.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                AUGUST 31, 2000
                        (IN THOUSANDS, EXCEPT PAR VALUE)


                                                                                                        AS ADJUSTED
                                  HISTORICAL    HISTORICAL    PRO FORMA      PRO FORMA       AS          PRO FORMA
                                  MANUGISTICS    TALUS(a)    ADJUSTMENTS    MANUGISTICS   ADJUSTED      MANUGISTICS
                                  -----------   ----------   -----------    -----------   ---------   ---------------
ASSETS
Current Assets:
  Cash and cash equivalents.....   $  23,758     $ 17,003                    $  40,761                   $  40,761
  Marketable securities.........      11,091          274                       11,365    $242,000(l)      253,365
  Accounts receivable -- net....      64,205        5,241                       69,446                      69,446
  Unbilled receivables..........                    4,359                        4,359                       4,359
  Other current assets..........       8,347        1,626                        9,973                       9,973
                                   ---------     --------                    ---------                   ---------
      Total current assets......     107,401       28,503                      135,904                     377,904
Property and equipment -- net...      14,382        3,994                       18,376                      18,376
Noncurrent Assets:
  Software development
    costs -- net................      16,484           --                       16,484                      16,484
  Intangibles and other
    assets -- net...............      10,576        1,815     $365,925(c)      378,316       8,000(l)      386,316
  Deferred tax asset............      17,669           --           --(e)       17,669          --          17,669
                                   ---------     --------     --------       ---------    --------       ---------
      Total assets..............   $ 166,512     $ 34,312     $365,925       $ 566,749    $250,000       $ 816,749
                                   =========     ========     ========       =========    ========       =========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Current Liabilities:
  Accounts payable..............   $   5,932     $  1,852     $  4,000(c)    $  11,784                   $  11,784
  Accrued compensation..........      11,030        4,699                       15,729                      15,729
  Other current liabilities.....      12,784        4,826        3,793(c)       22,306                      22,306
                                                                   903(h)
  Restructuring accruals........       2,381          903         (903)(h)       2,381                       2,381
  Line of credit................       6,000           --                        6,000                       6,000
  Current portion of long-term
    liabilities.................          --        1,144                        1,144                       1,144
  Deferred revenue..............      29,176          775                       29,951                      29,951
                                   ---------     --------     --------       ---------                   ---------
      Total current
         liabilities............      67,303       14,199        7,793          89,295                      89,295
Long-term liabilities...........         187        1,590        2,038(h)        3,815    $250,000(l)      253,815
Long-term restructuring
  accrual.......................       2,415        2,038       (2,038)(h)       2,415                       2,415
ESOP put obligation.............          --        2,166       (2,166)(k)          --                          --
Convertible redeemable preferred
  stock, $0.0001 par value......          --        6,350       (6,350)(c)          --                          --
Common stock put warrant........          --          609         (609)(c)          --                          --
Stockholders' equity:
  Preferred stock...............          --            2           (2)(b)          --                          --
  Common stock..................          59            2           (2)(b)          66                          66
                                                                     7(c)
  Additional paid-in-capital....     230,863       44,064      337,400(c)      629,303                     629,303
                                                               (44,064)(b)
                                                                61,040(c)
  Accumulated deficit...........    (123,038)     (34,703)      34,703(b)     (123,038)                   (123,038)
  Treasury stock................        (717)      (2,005)       2,005(b)         (717)                       (717)
  Deferred compensation.........     (10,849)          --      (23,830)(c)     (34,679)                    (34,679)
  Accumulated other
    comprehensive income........         289           --                          289                         289
                                   ---------     --------     --------       ---------    --------       ---------
      Total stockholders'
         equity.................      96,607        7,360      367,257         471,224          --         471,224
                                   ---------     --------     --------       ---------    --------       ---------
      Total liabilities and
         stockholders' equity...   $ 166,512     $ 34,312     $365,925       $ 566,749    $250,000       $ 816,749
                                   =========     ========     ========       =========    ========       =========


 SEE NOTES TO THE UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION.

                            MANUGISTICS GROUP, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                        SIX MONTHS ENDED AUGUST 31, 2000
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                                        AS ADJUSTED
                                   HISTORICAL    HISTORICAL    PRO FORMA     PRO FORMA       AS          PRO FORMA
                                   MANUGISTICS    TALUS(a)    ADJUSTMENTS   MANUGISTICS   ADJUSTED      MANUGISTICS
                                   -----------   ----------   -----------   -----------   --------      -----------
REVENUES:
  License fees...................   $ 54,483      $ 1,500                    $ 55,983                    $ 55,983
  Consulting, solution support
    and other services...........     54,186       21,664                      75,850                      75,850
                                    --------      -------                    --------                    --------
      Total revenues.............    108,669       23,164                     131,833                     131,833
                                    --------      -------                    --------                    --------
OPERATING EXPENSES:
  Cost of license fees...........      9,593           --                       9,593                       9,593
  Cost of consulting, solution
    support and other services...     25,292       14,175                      39,467                      39,467
  Sales and marketing............     48,134        4,409                      52,543                      52,543
  Product development............     16,215        3,648                      19,863                      19,863
  General and administrative.....     10,310        4,766      $ 45,740(d)     60,816                      60,816
  Restructuring expense..........         --         (562)                       (562)                       (562)
  Non-cash stock compensation
    expense(i)...................     20,711           --         3,972(g)     24,683                      24,683
                                    --------      -------      --------      --------                    --------
      Total operating expenses...    130,255       26,436        49,712       206,403                     206,403
                                    --------      -------      --------      --------                    --------
  Loss from operations...........    (21,586)      (3,272)      (49,712)      (74,570)                    (74,570)
  Other income(expense) -- net...        715          476                       1,191     $(6,850)(l)      (5,659)
  Increase in common stock put
    Warrant......................         --         (513)          513(j)         --                          --
                                    --------      -------      --------      --------     -------        --------
  Net loss before income taxes...    (20,871)      (3,309)      (49,199)      (73,379)     (6,850)        (80,229)
  Benefit for income taxes.......        (36)          --            --           (36)         --             (36)
                                    --------      -------      --------      --------     -------        --------
  Net loss.......................   $(20,835)     $(3,309)     $(49,199)     $(73,343)    $(6,850)       $(80,193)
                                    ========      =======      ========      ========     =======        ========
  Net loss per share -- basic and
    Diluted......................   $  (0.73)          --            --      $  (2.29)         --        $  (2.50)
  Shares used in share
    computation basic and
    diluted......................     28,541           --         3,486(f)     32,027          --          32,027


 SEE NOTES TO THE UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION.

                            MANUGISTICS GROUP, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED FEBRUARY 29, 2000
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                                       AS ADJUSTED
                                 HISTORICAL    HISTORICAL    PRO FORMA      PRO FORMA       AS          PRO FORMA
                                 MANUGISTICS    TALUS(a)    ADJUSTMENTS    MANUGISTICS   ADJUSTED      MANUGISTICS
                                 -----------   ----------   -----------    -----------   --------      -----------
REVENUES:
  License fees.................   $ 60,421      $    224                    $  60,645                   $  60,645
  Consulting, solution support
    and other services.........     92,012        37,626                      129,638                     129,638
                                  --------      --------                    ---------                   ---------
      Total revenues...........    152,433        37,850                      190,283                     190,283
                                  --------      --------                    ---------                   ---------
OPERATING EXPENSES:
  Cost of license fees.........     13,685           150                       13,835                      13,835
  Cost of consulting, solution
    Support and other
    services...................     44,346        30,369                       74,715                      74,715
  Sales and marketing..........     61,439         9,481                       70,920                      70,920
  Product development..........     29,150         7,305                       36,455                      36,455
  General and administrative...     15,837         6,098     $ 91,480(d)      113,415                     113,415
  Restructuring expense........     (1,506)        3,956                        2,450                       2,450
  Non-cash stock compensation
    Expense(i).................         --            --        7,945(g)        7,945                       7,945
                                  --------      --------     --------       ---------                   ---------
      Total operating
         Expenses..............    162,951        57,359       99,425         319,735                     319,735
                                  --------      --------     --------       ---------                   ---------
  Loss from operations.........    (10,518)      (19,509)     (99,425)       (129,452)                   (129,452)
  Other income
    (expense) -- net...........      1,389           284           --           1,673    $(13,700)(l)     (12,027)
                                  --------      --------     --------       ---------    --------       ---------
  Net loss before income
    taxes......................     (9,129)      (19,225)     (99,425)       (127,779)    (13,700)       (141,479)
  Benefit for income taxes.....       (184)           --           --            (184)         --            (184)
                                  --------      --------     --------       ---------    --------       ---------
  Net loss.....................   $ (8,945)     $(19,225)    $(99,425)      $(127,595)   $(13,700)      $(141,295)
                                  ========      ========     ========       =========    ========       =========
  Net loss per share -- basic
    and Diluted................   $  (0.33)           --           --       $   (4.12)         --       $   (4.56)
  Shares used in share
    computation basic and
    diluted....................     27,486            --      3,486(f)         30,972          --          30,972


 SEE NOTES TO THE UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION.

                            MANUGISTICS GROUP, INC.

                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                             FINANCIAL INFORMATION

     The unaudited pro forma combined condensed financial information is based upon the following:


     (a) Talus' historical column for the six months ended June 30, 2000 includes Talus' results of operations from January 1, 2000. Manugistics' historical column for the six months ended August 31, 2000 includes Manugistics' results of operations from March 1, 2000. Talus' results of operations for the three months ended September 30, 2000, which have been excluded from the accompanying pro forma presentation, are summarized as follows (in thousands):



                                                             THREE MONTHS ENDED
                                                             SEPTEMBER 30, 2000
                                                             ------------------
Revenue....................................................       $ 8,726
Net Loss...................................................        (4,113)



     (b) In the proposed merger, Manugistics will acquire all of the outstanding shares of Talus common stock in exchange for shares of Manugistics common stock. All series of Talus preferred stock are assumed converted to Talus common stock using conversion ratios set forth in the Talus Certificate of Incorporation and acquired by Manugistics through the issuance of Manugistics common stock in connection with the merger. Talus had issued options to purchase Talus common stock to its employees and directors. These options will be exchanged for options to acquire Manugistics common stock with the same terms as the original options (as adjusted for the exchange ratio set forth in the merger agreement). In addition, Talus had issued warrants to purchase Talus common stock to certain service providers and customers. These warrants will be exchanged for Manugistics stock warrants with similar terms (as adjusted for the exchange ratio set forth in the merger agreement).



     Manugistics will issue approximately 3,500,000 shares of its common stock for all outstanding classes of Talus common and preferred stock as discussed above. Manugistics will also issue options and warrants for the purchase of approximately 714,000 shares of Manugistics common stock in exchange for Talus options and warrants. The number of Manugistics shares of common stock and options to be issued could be increased to approximately 4,200,000 shares and approximately 800,000 options based on certain provisions in the merger agreement.


     Each share of Talus capital stock will convert into a fraction of a share of Manugistics common stock depending upon the average closing price of Manugistics common stock during the 15 day trading period ending two days before the closing of the merger. If the average closing price is equal to or less than $65.00 per share, approximately .08220 of a share of Manugistics common stock per share of Talus common stock will be received. If the average closing price is equal to or greater than $78.00 per share, approximately .07409 of a share of Manugistics common stock per share of Talus common stock will be received. If the average closing price is between $65.00 and $78.00 per share, between .08820 and .07409 of a share of Manugistics common stock per share of Talus common stock, calculated proportionately based upon the average closing price of Manugistics common stock between $65.00 and $78.00 will be received. The measurement date for the market price of the securities to be issued will not be known until the merger closing date. An average market value for a few days before and after the acquisition was agreed to, and announced, and is used for purposes of these pro forma financial statements. The final purchase price will be determined on the first date when the number of Manugistics shares and other consideration become fixed without subsequent revision.

     In accordance with FASB Interpretation No. 44 (FIN 44) "Accounting for Stock Transactions involving Stock Compensation," the estimated fair value of Manugistics' stock options and warrants that are fully vested are included as part of the purchase price. Unearned (deferred) compensation has been recorded for unvested stock options to the extent that service is required subsequent to the consummation date of the acquisition in order to vest in the Manugistics stock option. The amount allocated to unearned (deferred) compensation has been based on the estimated intrinsic value at the consummation date related to future vesting (service) period. The intrinsic value of the Manugistics' replacement awards allocated to unearned (de-ferred) compensation has been deducted from the estimated fair value of stock options awards for purposes of the allocation of the purchase price to the assets acquired.

     (c) Below is a table of the estimated acquisition cost (dollar amounts in thousands):

Manugistics stock to be issued (approximately 3,500,000
  shares)...................................................  $337,400
Manugistics stock options and warrants to be issued (options
  for approximately 714,000 shares).........................    61,040
Estimated intrinsic value of unvested options at
  consummation date related to future service...............   (23,830)
Estimated acquisition fees..................................     4,000
                                                              --------
  Total estimated acquisition cost to be allocated..........  $378,610
                                                              ========
  Acquisition cost to be allocated..........................  $378,610
  Less: Historical cost basis of the following at June 30,
     2000
     Net assets of Talus....................................    (7,360)
     Preferred stock and ESOP put obligation................    (9,125)
  Adjustments to assets and liabilities
     Employment severance...................................     1,400
     Facility closures and relocation.......................     2,100
     Other..................................................       300
                                                              --------
Excess of purchase price over historical cost basis of net
  liabilities acquired......................................  $365,925
                                                              ========

     Manugistics is in the process of identifying the fair values of tangible and intangible assets that will be acquired. It is expected that the intangible assets will include the following: developed technology, assembled workforce, trademarks, customer base and goodwill. The intangible assets are expected to have estimated lives ranging from 2 to 5 years. The unaudited pro forma combined condensed financial information has assumed a composite life of 4 years for purposes of computing amortization expense.

     (d) The amortization expense is estimated using a composite average life of 4 years. See note (c).

     (e) Manugistics has not recorded an additional tax benefit in the unaudited pro forma combined condensed financial information because of the uncertainty as to the recoverability of the amounts. Any deferred tax liabilities that may result from the final valuation and allocation of the excess purchase price have not been recorded.

     (f) This represents the weighted average number of Manugistics shares of common stock expected to be issued in connection with the acquisition of Talus. Manugistics stock options expected to be issued in the acquisition have been excluded because the impact would be anti-dilutive.

     (g) This amount represents the amortization of the deferred compensation over the estimated remaining vesting period, which is approximately 3 years. See notes (b) and (c).

     (h) This amount represents a reclassification of the restructuring accrual of Talus to the current and long-term liabilities of Manugistics.

     (i) The non-cash stock compensation expense of $20.7 million is recorded as a result of the July 1, 2000 effective date of FASB Interpretation No. 44. This $20.7 million is aggregated on a single line in the operating expenses and therefore is excluded from the individual operating expense lines to which the charge relates.

     The components of this expense are (dollar amounts in thousands):

Cost of consulting, solution support and other services.....  $ 6,237
Sales and marketing.........................................    7,349
Product development.........................................    5,343
General and administrative..................................    1,782
                                                              -------
  Non-cash stock compensation expense.......................  $20,711
                                                              =======

     (j) An adjustment for the fair value of approximately 7,000 Manugistics stock warrants will be recorded each quarter subsequent to the transaction. The amount of this fair value adjustment has not been estimated for purposes of this unaudited pro forma combined condensed financial information. See note (b).

     (k) An ESOP put obligation is recorded for put rights on approximately 3,000,000 shares of Talus stock, which relates to the termination of an employee stock ownership plan in 1999. This obligation is not expected to exist after the acquisition is complete. This obligation can be satisfied in either cash or stock. This pro forma financial information assumes that the ESOP put obligation will be satisfied from Talus common stock, which will then be exchanged for Manugistics common stock.


     (l) A 5% convertible subordinated note offering was completed in October and November 2000 in the total amount of $250,000,000. The following pro forma adjustments were made to account for the offering: inclusion of $242,000,000 of investments, $8,000,000 of deferred financing costs, and $250,000,000 of long-term liabilities in the balance sheet. Interest expense totaling $6,250,000 for the six-month period ended August 31, 2000 and $12,500,000 for the year ended February 29, 2000 were also included. Amortization of the deferred financing cost and related interest of approximately $600,000 for the six-month period ended August 31, 2000 and $1,200,000 for the year ended February 29, 2000 is also included. See note (e) for tax consideration.


                                 LEGAL MATTERS

     The legality of the shares of Manugistics common stock to be issued in connection with the merger will be passed upon for Manugistics by Dilworth Paxson LLP, Philadelphia, Pennsylvania. Joseph H. Jacovini, Chairman and a member of Dilworth Paxson LLP, is a member of the board of directors of Manugistics. On October 26, 2000, Mr. Jacovini was the beneficial owner of approximately 94,500 shares of common stock (including 1,336 shares of common stock held by his spouse and a total of 35,164 shares of common stock issuable upon exercise of certain options). Certain legal matters with respect to the federal income tax consequences of the merger will be passed upon for Talus by King & Spalding and for Manugistics by Paul, Hastings, Janofsky & Walker LLP.

                                    EXPERTS


     The consolidated financial statements of Manugistics as of February 29, 2000 and February 28, 1999 and for each of the three years in the period ended February 29, 2000, incorporated in this prospectus by reference from the Manugistics Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference; and have been so incorporated in reliance upon the report of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.


     The consolidated balance sheets of Talus and its subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999, all of which have been included in this registration statement, have been audited by KPMG LLP, independent certified public accountants, whose report thereon is included in this registration statement. These financial statements have been so included in reliance upon the report of KPMG LLP and upon their authority as experts in accounting and auditing.

                             STOCKHOLDER PROPOSALS

     Manugistics' 2001 annual meeting of stockholders will be held in July 2001. Any stockholder satisfying the SEC requirements and wishing to submit a proposal to be included in the proxy statement for the 2001 annual meeting of stockholders should submit the proposal in writing to the Secretary, Manugistics Group, Inc., 2115 East Jefferson Street, Rockville, Maryland 20852-4999. Manugistics must receive a proposal by March 2, 2001 to consider it for inclusion in the proxy statement for the 2001 annual meeting of stockholders.

     If the merger is not consummated, Talus will inform its stockholders of the date and time of the 2001 annual meeting of stockholders of Talus.

                      WHERE YOU CAN FIND MORE INFORMATION

     Manugistics files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Manugistics files with the

SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information should also be available for inspection at the offices of the Nasdaq National Market.

     Manugistics filed a registration statement to register with the SEC the Manugistics common stock to be issued to Talus stockholders in the merger. This document is a part of that registration statement and constitutes a prospectus of Manugistics. As allowed by SEC rules, this document does not contain all the information you can find in Manugistics' registration statement or the exhibits to that registration statement.

     The SEC allows Manugistics to "incorporate by reference" information into this document, which means that Manugistics can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this document, except for any information superseded by information contained directly in this document or in later filed documents incorporated by reference in this document.

     This document incorporates by reference the documents set forth below that Manugistics has previously filed with the SEC. These documents contain important information about Manugistics and its business (Manugistics SEC Filings (File No. 000-22154)).

      1. Annual Report on Form 10-K for the year ended February 29, 2000;

      2. Quarterly Report on Form 10-Q for the three months ended May 31, 2000;

      3. Quarterly Report on Form 10-Q for the three months ended August 31,
2000;

      4. Current Report on Form 8-K filed on March 2, 2000;

      5. Current Report on Form 8-K filed on April 27, 2000;

      6. Current Report on Form 8-K filed on September 22, 2000, as amended by the Form 8-K/A filed on October 10, 2000 and the Form 8-K/A filed on October 11, 2000;

      7. Current Report on Form 8-K filed on October 11, 2000;


      8. Current Report on Form 8-K filed on October 20, 2000;



      9.Current Report on Form 8-K filed on November 1, 2000;



     10.Current Report on Form 8-K filed on November 2, 2000;



     11.Current Report on Form 8-K filed on November 8, 2000; and



     12. The description of Manugistics common stock contained in Manugistics' Registration Statement on Form 8-A filed on August 21, 1989.


     Manugistics also incorporates by reference additional documents that may be filed with the SEC between the date of this document and the date that the reoffering or resale of securities acquired under this registration is completed. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     Manugistics has supplied all information contained or incorporated by reference in this document relating to Manugistics, Talus has supplied all information contained in this document relating to Talus and the selling stockholders have supplied all information contained in this document relating to the selling stockholders.

     You can obtain any of the documents incorporated by reference from Manugistics, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits, except that if the companies have specifically incorporated by reference an exhibit in this document, the exhibit will also be available without charge. You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

    Talus Solutions, Inc.          Manugistics Group, Inc.
         Overlook II              2115 East Jefferson Street
    2839 Paces Ferry Road       Rockville, Maryland 20852-4999
          Suite 1000            Attention: Investor Relations
 Atlanta, Georgia 30339-5770      Telephone: (301) 984-5000
  Attention: Michael R. Cote
  Telephone: (678) 556-5000


     You should rely only on the information contained or incorporated by reference in this document. Manugistics and Talus have not authorized anyone to provide you with information that is different from what is contained in this
document. This document is dated November      , 2000. You should not assume
that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to stockholders nor the issuance of Manugistics common stock in the merger creates any implication to the contrary.

                         FINANCIAL STATEMENTS OF TALUS

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Equity.............  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Talus Solutions, Inc.

     We have audited the accompanying consolidated balance sheets of Talus Solutions, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Talus Solutions, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Atlanta, Georgia
March 31, 2000, except for note 17,
for which the date is September 21, 2000

                      TALUS SOLUTIONS, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                 DECEMBER 31,
                                                              -------------------   SEPTEMBER 30,
                                                                1999       1998         2000
                                                              --------   --------   -------------
                                                                                     (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 25,277   $ 11,826     $ 12,057
  Short-term investments....................................        --         --          274
  Accounts receivable, net..................................     7,552      6,031        6,130
  Unbilled receivables......................................     3,438      6,400        4,396
  Prepaids and other current assets.........................     1,542      1,611        1,307
                                                              --------   --------     --------
                                                                37,809     25,868       24,164
Property and equipment, net.................................     3,815      4,803        4,506
Long-term investments.......................................        --         --        1,646
Other long-term assets......................................        59         75           57
                                                              --------   --------     --------
                                                              $ 41,683   $ 30,746     $ 30,373
                                                              ========   ========     ========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  1,710   $    927     $  2,013
  Accrued compensation......................................     5,143      3,459        4,337
  Other accrued liabilities.................................     4,919      3,366        2,933
  Deferred revenue..........................................     3,462      2,045          764
  Current portion of restructuring accrual..................       306         --          918
  Current portion of long-term debt and capital lease
    obligations.............................................     1,250      2,079        1,076
                                                              --------   --------     --------
                                                                16,790     11,876       12,041
Long-term restructuring accrual.............................     3,266         --        2,102
Long-term debt and capital lease obligations................     2,155      3,348        1,336
Other long-term liabilities.................................        --         --          500
Common stock put warrant....................................        96         96          686
Redeemable convertible preferred stock, $0.0001 par value...     4,470      3,718        7,162
  Authorized -- 2,000 shares; issued and outstanding -- 832
    shares; liquidation preference $5,197, $4,470 and $3,718
    at September 30, 2000(unaudited), December 31, 1999 and
    1998, respectively
ESOP put obligation.........................................     3,094      4,812        2,166
Commitments and contingencies
Stockholders' equity :
Convertible Preferred stock, $0.0001 par
  value -- Authorized -- 23,000 shares; issued and
  outstanding -- 22,017 shares at September 30, 2000
  (unaudited) and December 31, 1999 and 4,717 at December
  31, 1998; liquidation preference $45,000 at September 30,
  2000 (unaudited) and December 31, 1999 and $20,000 at
  December 31, 1998.........................................         2         --            2
Common stock:
  Class A voting; $0.0001 par value. Authorized 100,000
    shares at September 30, 2000 (unaudited), 50,000 shares
    at December 31, 1999 and 1998; 16,604, 16,031 and 17,030
    issued and 14,655, 14,342 and 16,210 outstanding at
    September 30, 2000 (unaudited), December 31, 1999 and
    1998, respectively......................................         2          2            2
  Class B nonvoting; $0.0001 par value. Authorized 5,000
    shares; 398, 398 and 689 issued and 398, 398 and 397
    outstanding at September 30, 2000 (unaudited), December
    31, 1999 and 1998, respectively.........................        --         --           --
Additional paid-in capital..................................    43,988     20,246       46,008
Treasury stock, 1,949, 1,689 and 820 shares at September 30,
  2000 (unaudited), December 31, 1999 and 1998, respectively of Class A and 292 shares of Class B at December 31,
  1998......................................................    (1,739)    (1,171)      (2,005)
  Accumulated deficit.......................................   (30,441)   (12,181)     (39,627)
                                                              --------   --------     --------
         Total stockholders' equity.........................    11,812      6,896        4,380
                                                              --------   --------     --------
                                                              $ 41,683   $ 30,746     $ 30,373
                                                              ========   ========     ========


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART
                              OF THESE STATEMENTS.

                      TALUS SOLUTIONS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (AMOUNTS IN THOUSANDS)


                                                                              NINE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,        SEPTEMBER 30,
                                              -----------------------------   ------------------
                                                1999       1998      1997       2000      1999
                                              --------   --------   -------   --------   -------
                                                                                 (UNAUDITED)
REVENUE:
License fees................................  $    224   $     --   $    --   $  1,927   $    --
Consulting, solution support and custom
  software development services.............    37,626     43,923    41,070     29,963    29,143
                                              --------   --------   -------   --------   -------
          Total revenue.....................    37,850     43,923    41,070     31,890    29,143
                                              --------   --------   -------   --------   -------
OPERATING EXPENSES:
  Cost of revenue...........................    30,519     32,750    27,040     18,142    20,581
  Sales and marketing.......................     9,481      6,341     5,542      6,357     6,451
  Product development.......................     7,305      5,077     1,819      6,971     5,061
  General and administrative................     6,098      6,403     4,171      6,703     4,281
  Acquisition-related expenses..............        --         --     1,005        800        --
  ESOP expense..............................        --      3,284       778         --        --
  Restructuring costs (income)..............     3,956         --        --       (211)      481
  Non-cash stock compensation expense.......        --         --        --        650        --
                                              --------   --------   -------   --------   -------
          Total operating expenses..........    57,359     53,855    40,355     39,412    36,855
                                              --------   --------   -------   --------   -------
Income (loss) from operations...............   (19,509)    (9,932)      715     (7,522)   (7,712)
Interest income.............................       698        223         1        886       333
Interest expense............................      (414)    (1,485)     (513)      (196)     (332)
(Increase) decrease in fair value of common
  stock put warrant.........................        --        360        --       (590)       --
                                              --------   --------   -------   --------   -------
Income (loss) before income taxes...........   (19,225)   (10,834)      203     (7,422)   (7,711)
Provision for income taxes..................        --         --      (370)        --        --
                                              --------   --------   -------   --------   -------
Net loss....................................   (19,225)   (10,834)     (167)    (7,422)   (7,711)
Dividends and accretion on redeemable
  preferred stock...........................      (753)      (627)     (558)    (2,692)     (564)
                                              --------   --------   -------   --------   -------
Net loss attributable to common
  stockholders..............................  $(19,978)  $(11,461)  $  (725)  $(10,114)  $(8,275)
                                              ========   ========   =======   ========   =======


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART
                              OF THESE STATEMENTS.

                      TALUS SOLUTIONS, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                             (AMOUNTS IN THOUSANDS)

                                                       PREFERRED STOCK                      COMMON STOCK
                                              ---------------------------------   ---------------------------------
                                                 SERIES B,         SERIES C,                            CLASS B
                                                CONVERTIBLE       CONVERTIBLE     CLASS A VOTING       NONVOTING      ADDITIONAL
                                              ---------------   ---------------   ---------------   ---------------    PAID-IN
                                              SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL
                                              ------   ------   ------   ------   ------   ------   ------   ------   ----------
Balance at December 31, 1996................     --     $ --        --    $ --    17,299    $  2      269     $ --     $    --
 Accrual of dividends and accretion of
   redeemable preferred stock...............     --       --        --      --        --      --       --       --          --
 (Increase) decrease in ESOP put
   obligation...............................     --       --        --      --        --      --       --       --          --
 Exercise of stock options..................     --       --        --      --       135      --      365       --         416
 Compensation expense related to release of
   shares in ESOP...........................     --       --        --      --        --      --       --       --          (7)
 Income tax benefit from stock option
   exercise.................................     --       --        --      --        --      --       --       --          25
 Purchases and retirements of treasury
   stock....................................     --       --        --      --        --      --     (135)      --        (225)
 Conversion of Class A voting common stock
   into Class B nonvoting common stock......     --       --        --      --      (534)     --      534       --          --
Net loss....................................     --       --        --      --        --      --       --       --          --
                                              -----     ----    ------    ----    ------    ----    -----     ----     -------
Balance at December 31, 1997................     --       --        --      --    16,900       2    1,033       --         209
 Accrual of dividends and accretion of
   redeemable preferred stock...............     --       --        --      --        --      --       --       --          --
 (Increase) decrease in ESOP put
   obligation...............................     --       --        --      --        --      --       --       --          --
 Sale of Series B convertible preferred
   stock, less offering costs...............  4,717       --        --      --        --      --       --       --      19,948
 Exercise of stock options..................     --       --        --      --       130      --       --       --         143
 Decrease in deferred compensation..........     --       --        --      --        --      --       --       --         658
 Income tax benefits from stock option
   exercises................................     --       --        --      --        --      --       --       --          64
 Compensation expense associated with
   purchase of shares from ESOP.............     --       --        --      --        --      --       --       --       1,027
 Reclassification of deferred compensation
   associated with the purchase of shares
   from ESOP................................     --       --        --      --        --      --       --       --        (806)
 Purchases of treasury stock................     --       --        --      --        --      --       --       --          --
 Retirement of treasury stock...............     --       --        --      --        --      --     (344)      --        (997)
Net loss....................................     --       --        --      --        --      --       --       --          --
                                              -----     ----    ------    ----    ------    ----    -----     ----     -------
Balance at December 31, 1998................  4,717       --        --      --    17,030       2      689       --      20,246
 Accrual of dividends and accretion of
   redeemable preferred stock...............     --       --        --      --        --      --       --       --          --
 (Increase) decrease in ESOP put
   obligation...............................     --       --        --      --        --      --       --       --          --
 Sale of Series C convertible preferred
   stock, less offering costs...............     --       --    17,300       2        --      --       --       --      24,765
 Issuance of common stock...................     --       --        --      --        10      --        1       --          12
 Purchases of treasury stock................     --       --        --      --        --      --       --       --          --
 Retirement of treasury stock...............     --       --        --      --    (1,009)     --     (292)      --      (1,628)
 Issuance of warrants.......................     --       --        --      --        --      --       --       --         593
Net loss....................................     --       --        --      --        --      --       --       --          --
                                              -----     ----    ------    ----    ------    ----    -----     ----     -------
Balance at December 31, 1999................  4,717     $ --    17,300    $  2    16,031    $  2      398     $ --     $43,988
                                              =====     ====    ======    ====    ======    ====    =====     ====     =======


                                              (ACCUMULATED
                                                DEFICIT)                    TOTAL
                                                RETAINED     TREASURY   STOCKHOLDERS'
                                                EARNINGS      STOCK        EQUITY
                                              ------------   --------   -------------
Balance at December 31, 1996................    $ (4,606)    $    --      $ (4,604)
 Accrual of dividends and accretion of
   redeemable preferred stock...............        (558)         --          (558)
 (Increase) decrease in ESOP put
   obligation...............................      (4,248)         --        (4,248)
 Exercise of stock options..................          --          --           416
 Compensation expense related to release of
   shares in ESOP...........................          --          --            (7)
 Income tax benefit from stock option
   exercise.................................          --          --            25
 Purchases and retirements of treasury
   stock....................................          --          --          (225)
 Conversion of Class A voting common stock
   into Class B nonvoting common stock......          --          --            --
Net loss....................................        (167)         --          (167)
                                                --------     -------      --------
Balance at December 31, 1997................      (9,579)         --        (9,368)
 Accrual of dividends and accretion of
   redeemable preferred stock...............        (627)         --          (627)
 (Increase) decrease in ESOP put
   obligation...............................       8,859          --         8,859
 Sale of Series B convertible preferred
   stock, less offering costs...............          --          --        19,948
 Exercise of stock options..................          --          --           143
 Decrease in deferred compensation..........          --          --           658
 Income tax benefits from stock option
   exercises................................          --          --            64
 Compensation expense associated with
   purchase of shares from ESOP.............          --          --         1,027
 Reclassification of deferred compensation
   associated with the purchase of shares
   from ESOP................................          --          --          (806)
 Purchases of treasury stock................          --      (2,168)       (2,168)
 Retirement of treasury stock...............          --         997            --
Net loss....................................     (10,834)         --       (10,834)
                                                --------     -------      --------
Balance at December 31, 1998................     (12,181)     (1,171)        6,896
 Accrual of dividends and accretion of
   redeemable preferred stock...............        (753)         --          (753)
 (Increase) decrease in ESOP put
   obligation...............................       1,718          --         1,718
 Sale of Series C convertible preferred
   stock, less offering costs...............          --          --        24,767
 Issuance of common stock...................          --          --            12
 Purchases of treasury stock................          --      (2,196)       (2,196)
 Retirement of treasury stock...............          --       1,628            --
 Issuance of warrants.......................          --          --           593
Net loss....................................     (19,225)         --       (19,225)
                                                --------     -------      --------
Balance at December 31, 1999................    $(30,441)    $(1,739)     $ 11,812
                                                ========     =======      ========

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART
                              OF THESE STATEMENTS

                      TALUS SOLUTIONS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)


                                                                                       NINE MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,        SEPTEMBER 30,
                                                       -----------------------------   ------------------
                                                         1999       1998      1997       2000      1999
                                                       --------   --------   -------   --------   -------
                                                                                          (UNAUDITED)
Cash flows from operating activities:
  Net loss...........................................  $(19,225)  $(10,834)  $  (167)  $ (7,422)  $(7,711)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
      Depreciation and amortization..................     2,081      1,525     1,230      1,769     1,496
      Increase (decrease) in fair value of common
         stock put warrant...........................        --       (360)       --        590        --
      Stock-based compensation.......................       593      2,982       400        705       456
      Restructuring provision........................     3,956         --        --       (211)      481
      Allowance for doubtful accounts................       516        214       181       (353)      245
      Changes in assets and liabilities:
      Accounts receivable............................    (2,037)     3,972    (2,025)     1,774    (1,316)
      Unbilled receivables...........................     2,962     (3,281)   (1,356)      (957)    3,077
      Prepaids and other current assets..............        68       (952)     (259)       235       (19)
      Other non-current assets.......................        16        420      (195)         2         2
      Accounts payable and other accrued
         liabilities.................................     2,336      2,849      (573)    (1,192)   (1,212)
      Accrued compensation...........................     1,684        352      (349)      (806)    1,019
      Deferred revenue...............................     1,417        911      (770)    (2,698)     (820)
      Restructuring accrual..........................      (384)        --        --       (341)     (262)
                                                       --------   --------   -------   --------   -------
         Net cash used in operating activities.......    (6,017)    (2,202)   (3,883)    (8,905)   (4,564)
                                                       --------   --------   -------   --------   -------
Cash flows from investing activities:
  Capital expenditures...............................    (1,093)    (2,674)   (1,826)    (2,460)     (861)
  Purchases of investments...........................        --         --        --     (1,920)       --
                                                       --------   --------   -------   --------   -------
         Net cash used in investing activities.......    (1,093)    (2,674)   (1,826)    (4,380)     (861)
                                                       --------   --------   -------   --------   -------
Cash flows from financing activities:
  Change in revolving credit facility, net...........      (868)    (1,632)    1,847         --     1,000
  Proceeds from issuance of long-term debt...........        --      2,000     8,564         --        --
  Principal payments on long-term debt and capital
    lease obligations................................    (1,154)    (5,692)   (3,506)      (993)     (836)
  Proceeds from issuance of Series B and C
    convertible preferred stock, less offering
    costs............................................    24,767     19,948        --         --    24,800
  Proceeds from issuance of put warrants.............        --         --       456         --        --
  Proceeds from issuance of common stock and exercise
    of stock options and warrants....................        12        143       416      1,324        --
  Purchases of treasury stock........................    (2,196)    (2,038)     (187)      (266)     (475)
                                                       --------   --------   -------   --------   -------
         Net cash provided by financing activities...    20,561     12,729     7,590         65    24,489
                                                       --------   --------   -------   --------   -------
         Net increase (decrease) in cash and cash
           equivalents...............................    13,451      7,853     1,881    (13,220)   19,064
Cash and cash equivalents at beginning of
  year...............................................    11,826      3,973     2,092     25,277    11,826
                                                       --------   --------   -------   --------   -------
Cash and cash equivalents at end of year.............  $ 25,277   $ 11,826   $ 3,973   $ 12,057   $30,890
                                                       ========   ========   =======   ========   =======
Supplemental disclosures of cash paid during the year
  for:
    Interest.........................................  $    425   $  1,348   $   564
                                                       ========   ========   =======
    Income taxes, net of refunds received............  $   (278)  $    276   $   827
                                                       ========   ========   =======
Supplemental disclosure of noncash financing
  activity:
    Capital leases...................................  $     --   $     --   $   187
                                                       ========   ========   =======
    Treasury stock purchases financed with a note
      payable........................................  $     --   $    130   $    --
                                                       ========   ========   =======


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART
                              OF THESE STATEMENTS.

                      TALUS SOLUTIONS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      THREE YEARS ENDED DECEMBER 31, 1999
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(1) NATURE OF BUSINESS AND BASIS OF PRESENTATION

THE COMPANY

     Talus and its wholly-owned subsidiary ("Talus" or the "Company") is a leading provider of pricing and revenue management software solutions. These solutions enable companies to achieve growth by winning new customers and increasing revenue and profit from existing customers. Talus' customers represent a number of industries, including, but not limited to, airlines, hotels, rental car, freight and package delivery, media, manufacturing, utilities, and e-Commerce. The Company's products and services are offered on a worldwide basis.

COMPANY FORMATION

     Talus was formed on November 18, 1997 for the purpose of effecting the mergers of Decision Focus Incorporated ("Decision Focus") and Aeronomics Incorporated ("Aeronomics") (collectively, the "predecessor companies") into Talus. These mergers were effected as stock-for-stock exchanges. These transactions were accounted for using the pooling of interests method of accounting with Decision Focus deemed to be the issuing company.

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Talus and a wholly-owned subsidiary. Significant intercompany accounts and transactions have been eliminated in consolidation.

INTERIM FINANCIAL INFORMATION


     The unaudited consolidated financial statements of the Company as of September 30, 2000 and for the nine months ended September 30, 2000 and 1999 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, certain information and footnotes required by generally accepted accounting principles for complete financial statements have been condensed or omitted. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. The results of operations for the nine months ended September 30, 2000 are not necessarily indicative of the expected results for the year ending December 31, 2000.


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

     The Company recognizes revenue based on the provisions of Statement of Position, or SOP, No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, and SOP No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." The Company generates revenue from two primary sources: (a) License fee revenue and (b) Consulting, solution support and custom software development services revenue.

     (a) License fee revenue: License fee revenue is generated from licensing the rights to the perpetual use of the Company's software products. The Company believes that implementation services typically provided to install its software products are essential to the customer's use of Talus software products in arrangements where the Company is responsible for implementation services. As such, the Company recognizes revenue on the percentage-of-completion method, measured by the percentage of contract costs incurred to date to estimated total contract costs for each contract.

     (b) Consulting, solution support and custom software development services revenue: The Company performs consulting and custom software development services under both time-and-materials and fixed-price contracts. These services include the development, installation and often the maintenance, of customized

                      TALUS SOLUTIONS, INC. AND SUBSIDIARY

                      THREE YEARS ENDED DECEMBER 31, 1999
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

software applications. Revenue from fixed-price contracts is recognized on the percentage-of-completion method, measured by the percentage of contract costs incurred to date to estimated total contract costs for each contract. Contract costs include all direct and certain indirect costs. Revenue derived from contracts to provide services on a time-and-materials basis is recognized as the related services are performed.

     Solutions support revenue is based principally upon performance of maintenance and support agreements. Support services are not considered essential to the functionality of the Company's software products. The Company recognizes support revenue ratably over the period of the contract, which is generally twelve months.

     The Company usually bills for license fees upon commencement of the contract, however, in some situations the Company may delay billing based on the terms of the contract. The Company bills for services on a monthly basis for time-and-materials contracts and upon achieving contractual milestones on fixed-price contracts.

     Unbilled receivables represent amounts due to the Company for work performed that had not been billed as of the period end. Deferred revenue is recognized for amounts billed or collected by the Company before satisfying the above revenue recognition criteria. Deferred revenue consists of the following:

                                                                DECEMBER 31
                                                              ---------------
                                                               1999     1998
                                                              ------   ------
License fees................................................  $  676   $   --
Other.......................................................   2,786    2,045
                                                              ------   ------
                                                              $3,462   $2,045
                                                              ======   ======

COST OF REVENUE

     Cost of revenue includes the cost of media, product packaging, documentation, and other production costs for license fee revenue. These costs have been insignificant to date. Cost of revenue for consulting, solutions support and custom software development services consist primarily of salaries and related benefits of delivery personnel, training and customer support personnel, including cost of services provided by third-party consultants engaged by the Company. When the current estimates of total contract revenue and contract costs indicate a loss, a provision for the entire loss on the contract is recorded and is included in cost of revenue.

CONCENTRATION OF CREDIT RISK


     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company's accounts receivable result primarily from operations and are receivable from a broad customer base principally in the United States. The Company does not require collateral for its receivables. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. The allowance for doubtful accounts aggregated $980 and $464 at December 31, 1999 and 1998, respectively, and $627 at September 30, 2000 (unaudited). Management believes the allowance for doubtful accounts is adequate to provide for normal credit losses.


CASH AND CASH EQUIVALENTS

     Cash equivalents are highly liquid interest-bearing investments with original maturities of three months or less when purchased. Cash equivalents are carried at cost, which approximates fair value. Cash equivalents at December 31, 1999 and 1998 consist primarily of money market instruments, commercial paper and certificates of deposit.

                      TALUS SOLUTIONS, INC. AND SUBSIDIARY

                      THREE YEARS ENDED DECEMBER 31, 1999
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, less accumulated depreciation. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets as follows:

Leasehold improvements......................................  5-9 years
Furniture and fixtures......................................  3-7 years
Computer equipment..........................................  3-5 years
Purchased computer software.................................  3-5 years

     Leasehold improvements are amortized using the straight-line method over the estimated useful life of the improvement or the lease term, whichever is shorter. Amortization of assets held under capital lease arrangements is included in depreciation expense.

SOFTWARE DEVELOPMENT

     The Company expenses all software development costs associated with establishing technological feasibility of software applications, which the Company defines as completion of beta testing. Because of the insignificant amount of costs incurred by the Company between completion of beta testing and release, the Company has not capitalized any software development costs in the accompanying consolidated financial statements.

STOCK-BASED COMPENSATION

     The Company applies the intrinsic value method to account for compensation expense related to the award of stock options to employees and directors, and furnishes pro forma disclosures in accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company accounts for options and warrants granted to non-employees using the fair-value method prescribed by SFAS No. 123 and Emerging Issues Task Force, or EITF, No. 96-18, "Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling, Goods, or Services."


UNAUDITED



     During the nine months ended September 30, 2000, the Company recorded a charge of $650 related to stock options granted to employees and directors. In addition, Talus issued common stock to vendor at prices below fair value for services rendered at prices below fair value.


COMPREHENSIVE INCOME/(LOSS)

     The Company did not have any significant components of other comprehensive income/(loss) for the three years ended December 31, 1999.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting

                      TALUS SOLUTIONS, INC. AND SUBSIDIARY

                      THREE YEARS ENDED DECEMBER 31, 1999
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 133 is not expected to have a material impact on the Company's consolidated financial statements.

RECLASSIFICATIONS

     Certain reclassifications have been made to the 1997 and 1998 consolidated financial statements to conform to the presentation adopted in 1999.

(3) MERGERS

     On November 18, 1997, Talus was formed in connection with the mergers of Decision Focus and Aeronomics into Talus, a newly formed corporation. These mergers were effected as follows: (1) the merger between Talus and Decision Focus was effected through the exchange of 8,821 shares of the Company's Class A voting common stock for 84 shares of Decision Focus's Class A voting common stock and 678 shares of the Company's Class B nonvoting common stock for 6 shares of Decision Focus's Class B nonvoting common stock (at exchange ratios of 105.1985 shares to one) and (2) the merger between Talus and Aeronomics was effected through the exchange 8,077 shares of the Company's Class A voting common stock for 4,391 shares of Aeronomics' Series B nonvoting common stock, 1 share of the Company's Class A voting common stock for 1 share of Aeronomics' Series A voting common stock, and 832 shares of the Company's convertible preferred stock for 443 shares of Aeronomics' convertible preferred stock (at exchange ratios of 1.8772 shares of the Company's Class A voting common stock for each Aeronomics Series A common share, and 1.8397 shares of the Company's Class A voting common stock for each Aeronomics Series B common share, and
1.8772 shares of the Company's convertible preferred stock for each Aeronomics convertible preferred share). Additionally, all previously outstanding options to acquire common stock of Decision Focus and Aeronomics were converted into options to acquire the Company's Class A voting common stock and Class B nonvoting common stock using the exchange ratios defined above. The transactions were accounted for using the pooling of interests method of accounting with Decision Focus deemed to be the issuing company. As a result, the historical financial position and results of operations of Decision Focus and Aeronomics have been combined to become the historical financial position and results of operations of the Company for all periods prior to the mergers to give retroactive effect to these transactions. In connection with these mergers, the Company incurred $1,005 in acquisition-related expenses, which have been separately classified in the 1997 consolidated statement of operations.

(4) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31, 1999 and 1998:

                                                               1999      1998
                                                              -------   -------
Furniture, fixtures, and leasehold improvements.............  $ 2,485   $ 2,452
Computer equipment..........................................    8,346     7,956
Purchased computer software.................................    2,647     2,045
                                                              -------   -------
                                                               13,478    12,453
Less accumulated depreciation...............................    9,663     7,650
                                                              -------   -------
  Property and equipment, net...............................  $ 3,815   $ 4,803
                                                              =======   =======

                      TALUS SOLUTIONS, INC. AND SUBSIDIARY

                      THREE YEARS ENDED DECEMBER 31, 1999
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(5) LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

REVOLVING CREDIT FACILITY

     The Company maintains a revolving credit facility (the "Revolver") with a commercial bank. The credit facility provides for up to $3.5 million in borrowings. Available borrowings under the facility are limited to 80% of eligible accounts receivable, as defined. The credit facility bears interest at a rate of prime plus 1/4% payable monthly and expired on May 1, 2000. Borrowings outstanding under the Revolver were $0 and $868 on December 31, 1999 and 1998, respectively.

NOTE PAYABLE -- COMMERCIAL BANK


     The Company maintains a long-term note payable with a commercial bank (the "Bank Note"). The original principal amount of the Bank Note was $5.0 million, with monthly installments of principal of $83 plus interest at a rate of 9.02% through its expiration in December 2002. The outstanding principal of this note was $3.0 million and $4.0 million at December 31, 1999 and 1998, respectively, and $2.3 million at September 30, 2000 (unaudited). The current portion of this obligation was $1.0 million at September 30, 2000 (unaudited), December 31, 1999 and 1998, respectively.


     The Revolver and the Bank Note contain various operating and financial covenants, and are secured by substantially all assets of the Company. At December 31, 1999, the Company did not meet the financial covenants pertaining to cash flows to fixed charges and minimum net worth. Subsequent to December 31, 1999, the Company obtained a waiver of its financial covenant violations.

OTHER NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS

     The Company is obligated under various notes payable arrangements to certain employees and former employees and various capital lease obligations, principally for furniture and fixtures and computer equipment. The remaining obligation under these notes payable and capital lease obligations aggregated $405 and $559 at December 31, 1999 and 1998, respectively.

     Scheduled annual maturities of long-term debt are as follows as of December 31, 1999:

              FOR THE YEAR ENDING DECEMBER 31,                AMOUNT
              --------------------------------                ------
2000........................................................  $1,250
2001........................................................   1,071
2002........................................................   1,042
2003........................................................      42
                                                              ------
                                                              $3,405
                                                              ======

                      TALUS SOLUTIONS, INC. AND SUBSIDIARY

                      THREE YEARS ENDED DECEMBER 31, 1999
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(6) ACCRUED COMPENSATION

     Accrued compensation consists of the following:


                                                       DECEMBER 31,
                                                      ---------------
                                                       1999     1998    SEPTEMBER 30, 2000
                                                      ------   ------   ------------------
                                                                           (UNAUDITED)
Incentive compensation..............................  $2,507   $   --         $1,609
Benefit plan contributions..........................     894    1,004            749
Vacation............................................     944      919          1,204
Expatriate tax liabilities..........................     324    1,430            581
Other...............................................     474      106            194
                                                      ------   ------         ------
                                                      $5,143   $3,459         $4,337
                                                      ======   ======         ======


(7) OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:


                                                       DECEMBER 31,
                                                      ---------------
                                                       1999     1998    SEPTEMBER 30, 2000
                                                      ------   ------   ------------------
                                                                           (UNAUDITED)
Loss contracts reserve..............................  $3,234   $2,609         $   64
Other...............................................   1,685      757          2,869
                                                      ------   ------         ------
                                                      $4,919   $3,366         $2,933
                                                      ======   ======         ======


(8) RESTRUCTURING CHARGE

     During December 1999, the Company undertook a plan to relocate its corporate offices to a more strategic location within the Atlanta, Georgia metropolitan area. The Company has executed a lease agreement for new space and moved into its new space during September 2000. In connection with this plan, the Company recorded a charge of $3,572 associated with lease space that was abandoned in fiscal 2000. The Company did not anticipate any future benefit from the costs incurred. The Company is obligated under a non-cancelable lease arrangement through August 2003 for the abandoned office location. Although the Company was actively seeking a sub-leasee for the abandoned space to mitigate its remaining cash obligation, it was not considered probable at December 31, 1999 that the Company would be able to obtain such a sublease.

     The remaining lease obligation from the lease abandonment date of October 1, 2000 is as follows:

                        PAYABLE IN:
                        -----------
2000........................................................   $  306
2001........................................................    1,217
2002........................................................    1,234
2003........................................................      815
                                                               ------
                                                               $3,572
                                                               ======

     During January 1999, the Company terminated 25 employees as part of an internal reorganization and cost savings plan. The Company recorded a charge of $481 for related severance costs, which had been paid as of December 31, 1999.

                      TALUS SOLUTIONS, INC. AND SUBSIDIARY

                      THREE YEARS ENDED DECEMBER 31, 1999
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

UNAUDITED


     During the nine months ended September 30, 2000, the Company (i) executed a sublease for a portion of its abandoned office location and (ii) moved into its new office space. Accordingly, the Company recorded income of $211 during the nine months ended September 30, 2000 to reflect the reduction in its remaining net lease obligation offset by the costs associated with its office move.


(9) STOCKHOLDERS' EQUITY

COMMON STOCK

     Class A common stock is voting common stock. Holders of Class B nonvoting common stock generally have identical rights as the holders of Class A voting common stock with the exception of voting rights. Holders of Class B nonvoting common stock are not entitled to vote on any matter unless otherwise required by law.

PREFERRED STOCK

     Preferred stock outstanding as of December 31, 1999 is as follows:

                                                          SHARES     ISSUED AND    ORIGINAL
                                                        AUTHORIZED   OUTSTANDING    VALUE
                                                        ----------   -----------   --------
Series A..............................................     2,000          832      $ 2,000
Series B..............................................     5,000        4,717       20,000
Series C..............................................    18,000       17,300       25,000
                                                          ------       ------      -------
                                                          25,000       22,849      $47,000
                                                          ======       ======      =======

     The rights, preferences and privileges of the holders of Series A, B and C preferred stock are as follows:

     Series A (Cumulative, Convertible, Redeemable and Nonvoting): Shares of the Company's Series A preferred stock are entitled to quarterly dividends at the annual rate of 8% ($0.1944 per share) when and if declared by the Company's Board of Directors. Such dividends are cumulative, accrue from the original issue date, and prohibit the Company from paying dividends on its common stock until all accrued dividends in arrears have been paid on the Series A preferred stock. The Company, at its option, may pay all accrued and unpaid dividends at conversion or may issue Class B nonvoting common stock. Dividends in arrears on the Series A preferred stock totaled $2,511 and $1,759 as of December 31, 1999 and 1998, respectively.

     The Series A preferred stock also includes liquidation rights which provide, upon liquidation of the Company, for the holder to be paid an amount equal to the original amount invested plus a 20% compounded annual return less any dividends paid under the dividend rights described above. The Series A preferred stock is nonvoting, unless the Company attempts to create a senior class or series of stock, amend the certificate of incorporation or bylaws in a manner that would adversely affect the rights and preferences of the Series A preferred stock, pay a dividend on the common stock, or otherwise fails to comply with certain terms and conditions of the preferred stock purchase agreement. The terms and conditions of the preferred stock purchase agreement include, among others, requirements for the Company to report financial information to the holder and visitation rights for the holder with respect to meetings of the Company's Board of Directors.

     Under the original terms of the Series A preferred stock purchase agreement, the holder could convert each share of Series A preferred stock into one share of Class B nonvoting common stock at any time, subject to adjustment for dilutive issuances of equity or convertible securities as described in the certificate of incorporation. Furthermore, the Series A preferred stock will automatically convert into Class B nonvoting common stock at the then current conversion rate in the event of an initial public offering meeting certain criteria ("Qualified IPO"). In the event of a merger or sale of the Company, the holder of the Series A

                      TALUS SOLUTIONS, INC. AND SUBSIDIARY

                      THREE YEARS ENDED DECEMBER 31, 1999
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

preferred stock would receive the form of consideration available for distribution to stockholders equal to the original invested amount plus accrued and unpaid cumulative dividends or the liquidation value, whichever is greater. Upon issuance of the Series C preferred stock in August 1999, the conversion ratio of the Series A preferred stock into Class B nonvoting common stock was adjusted in accordance with the certificate of incorporation. Accordingly, each share of Series A preferred stock is now convertible into 1.185 shares of Class B nonvoting common stock, or 985 shares in aggregate.


     The holder of Series A preferred stock was originally entitled to require the Company to redeem the shares and all accrued and unpaid dividends thereon for cash in July 2000. The redemption price is based on the appraised value of the Company, as defined in the agreement, but in no event will the redemption price be less than the original invested amount plus a 20% compounded annual return on the invested amount less any preferred dividends declared and paid. Upon issuance of the Series C preferred stock in August 1999, the Series A preferred stock mandatory redemption date was changed from July 2000 to July 2002. The Company's future cash obligation for the redemption of Series A preferred stock, assuming that the Series A preferred stock has not been converted to common stock, at the minimum redemption amount is approximately $7,150 which would be due in July 2002 and includes accrued dividends in arrears. The Series A preferred stock is presented outside of stockholders' equity since redemption is outside of the control of the Company.


     The holder of the Series A preferred stock also received certain other rights including, but not limited to, registration rights with respect to the shares. In the event of a distribution of assets and rights upon liquidation, shares of the Series A preferred stock rank "senior" to the Series B preferred stock, "junior" to the Series C preferred stock and "senior" to all classes of common stock.

UNAUDITED


     The Company determined that the fair value of the Series A preferred stock on September 30, 2000 exceeded the minimum redemption value as of such date. Accordingly, the Series A preferred stock is presented at its estimated fair value at September 30, 2000, which resulted in $1,965 additional accretion recorded during the nine months ended September 30, 2000.


                                   * * * * *

     Series B (Convertible and Voting): In September 1998, the Company issued 4,717 shares of Series B preferred stock, resulting in gross proceeds to the Company of $19.9 million. As part of the original Series B preferred stock purchase agreement, certain warrants were issued to the Series B preferred stock investors. The warrants provide, upon a liquidity event as defined in the agreement, the holders with the right to purchase at a nominal price additional shares of Series B convertible preferred stock equal in value to the greater of
(1) an 8% annual dividend, compounded annually on the purchased shares or (2) a 20% return compounded annually on the original investment amount of $20.0 million less the appreciation of the Series B convertible preferred stock since original issue date, grossed up to offset tax effects. Upon issuance of the Series C preferred stock in August 1999, the warrant holders agreed to cancel their warrants. A provision in the stock purchase agreement also provides for additional warrants at an exercise price of $0.01 if a particular customer contract incurred a loss of greater than $2.5 million, or any other customer contract considered "open" at the closing date incurred a loss greater than $2.0 million and the purchasers were not previously notified of such loss.

     The Series B preferred stock includes dividend rights when and if declared and paid by the Company on common stock as if the Series B preferred stock was converted to Class A common stock immediately prior to the dividend declaration. The Series B preferred stock also includes liquidation rights which provide, upon liquidation of the Company, for the holders to be paid an amount no less than the original investment amount plus declared but unpaid dividends. The terms and conditions of the stock purchase agreement include, among

                      TALUS SOLUTIONS, INC. AND SUBSIDIARY

                      THREE YEARS ENDED DECEMBER 31, 1999
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

others, requirements for the Company to report financial information to the holders and allows the holders to elect a member to the Company's Board of Directors.

     Under the original terms of the Series B preferred stock, the holders could convert each share of Series B preferred stock into one share of Class A voting common stock at any time, subject to adjustment for dilutive issuances of equity or convertible securities as described in the certificate of incorporation. Furthermore, the terms of the Series B preferred stock require conversion to Class A voting common stock at the then current conversion rate in the event of a Qualified IPO, merger or sale of the Company meeting certain criteria. Upon issuance of the Series C preferred stock in August 1999, the conversion ratio of the Series B preferred stock into Class A voting common stock was adjusted in accordance with the certificate of incorporation. Accordingly, each share of Series B preferred stock is now convertible into 2.934 shares of Class A voting common stock, or 13,840 shares in aggregate. Each share of Series B preferred stock carries voting rights equal to the number of shares of Class A voting common stock that would be issued upon conversion and votes together with the Class A common stock and other voting stock on all matters on which the Class A common stock is entitled to vote.

     The holders of the Series B preferred stock also received certain other rights including, but not limited to, registration rights with respect to the shares. In the event of a distribution of assets and rights upon liquidation, shares of Series B preferred stock rank "junior" to all other series of preferred stock and "senior" to all classes of common stock.

     Series C (Convertible and Voting): In August 1999, the Company issued 17,300 shares of Series C preferred stock, resulting in gross proceeds to the Company of $24.7 million.

     The Series C preferred stock includes dividend rights when and if declared and paid by the Company on common stock as if the Series C preferred stock was converted to Class A common stock immediately prior to the dividend declaration. The Series C preferred stock also includes liquidation rights, which provide, upon liquidation of the company, for the holders to be paid an amount no less than the original investment amount plus declared but unpaid dividends.

     The holders of Series C preferred stock may convert each share of Series C preferred stock into one share of Class A voting common stock at any time, subject to adjustment as provided for in the agreement. Each share of Series C preferred stock carries voting rights equivalent to the number of shares of Class A voting common stock that would be issued upon conversion, subject to certain exceptions. Furthermore, the terms of the Series C preferred stock require conversion to Class A voting common stock in the event of a Qualified IPO, merger or sale of the Company meeting certain criteria. The holders of Series C preferred stock also received certain other rights including, but not limited to, registration rights with respect to the shares.

     In the event of a distribution of assets and rights upon liquidation, shares of Series C preferred stock are "senior" to all other series of preferred stock and "senior" to all classes of common stock.

STOCKHOLDERS AGREEMENT

     In connection with the issuance of the Series B and Series C preferred stock, the Company entered into a Stockholders Agreement with the Series A, B and C preferred stock investors, and certain other major common shareholders. The agreement restricts the parties from transferring their ownership subject to exceptions, and grants rights of first refusal to the Company and the parties under the agreement. Additionally, the agreement (i) provides the preferred stockholders both with tag-along rights if the major common stockholders attempt to sell any stock and with preemptive rights on Company issuances of equity or convertible securities, and (ii) provides certain Series B and Series C investors with representation on the Company's Board of Directors and gives certain Series B and Series C investors certain veto rights, and (iii) obligates a major common stockholder under noncompete provisions.

                      TALUS SOLUTIONS, INC. AND SUBSIDIARY

                      THREE YEARS ENDED DECEMBER 31, 1999
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

STOCK WARRANTS

     In connection with certain services rendered by outside consultants and the issuance of certain notes payable, the Company issued warrants to purchase shares of the Company's Class A voting common stock. The following warrants were outstanding as of December 31, 1999:

                                     GRANT                                           EXERCISE
      NATURE OF TRANSACTION           DATE     GRANTED   OUTSTANDING   EXERCISABLE    PRICE     EXPIRATION
      ---------------------         --------   -------   -----------   -----------   --------   ----------
Financing.........................  Dec-1997      95          95            95        $0.01      Jan-2003
Consulting Services...............  Oct-1998      21          21            21         2.38      Oct-2003
Consulting Services...............  Jun-1999     260         260           260         2.38      Jun-2004
Consulting Services...............  Jul-1999      42          42            42         2.38      Jul-2004
                                                 ---         ---           ---
                                                 418         418           418
                                                 ===         ===           ===

     The Company calculated the fair value of all warrants on the date of grant for services rendered using the Black-Scholes option-pricing model as prescribed by SFAS No. 123. The fair value of the warrants issued in conjunction with consulting services was approximately $593 and was recognized as expense in the period the services were performed.

     The terms of the warrants issued in conjunction with certain notes payable grant the holder the right and option to put the warrants back to the Company for cash for a period of 30 days immediately prior to the expiration thereof at a price equal to the fair market value of the shares of Class A voting common stock issuable to the holder upon exercise, as defined.


     In December 1997 the Company allocated $456 to these warrants using the relative fair values of the notes payable and the warrants. As a result, the note was recorded with an original issue discount of $456. The value of these warrants is presented outside of stockholders' equity since redemption of the warrants is outside of the control of the Company. The fair value of such warrants were $96 at December 31, 1999 and 1998 and $686 at September 30, 2000 (unaudited). The accretion to fair value recorded for these warrants was $0, $(360) and $0 in 1999, 1998 and 1997, respectively, and $590 and $0 for the nine months ended September 30, 2000 and 1999 (unaudited), respectively.


     In March 1998, the Company borrowed an additional $2.0 million under the terms of the financing arrangement. In September 1998, the entire $5.0 million subordinated note payable was repaid with the proceeds of the sale of the Series B preferred stock and as a result, the remaining unaccreted discount of $334 was charged to interest expense.


UNAUDITED



     During the nine months ended September 30, 2000, the Company issued common stock to a customer at a price below fair value. The intrinsic value of the common stock issued of $2.0 million will be reflected as a reduction of revenue over the term of the customer contract, which is five years.


(10) STOCK-BASED INCENTIVE PLANS

TALUS 1998 STOCK OPTION PLAN

     In 1998, the Company adopted the Talus 1998 Stock Option Plan (the "1998 Plan"). The 1998 Plan, as amended, provided for shares of the Company's Class A voting common stock to be reserved for incentive stock option and nonqualified stock option grants to key employees. In November 1999, the Board approved the Amended and Restated Stock Option Plan (the "1999 Plan"), which provides for 12,715 shares of the Company's Class A voting common stock to be reserved for incentive stock option and nonqualified stock

                      TALUS SOLUTIONS, INC. AND SUBSIDIARY

                      THREE YEARS ENDED DECEMBER 31, 1999
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

option grants to key employees and other individuals performing services for the Company. Options available for grant at December 31, 1999 were 5,867.

OTHER STOCK OPTION PLANS

     Each of the predecessor companies maintained stock option plans (the "predecessor plans") prior to the formation of the Company. All awards granted under the predecessor plans were converted into options to acquire shares of the Company's Class A voting common stock or Class B nonvoting common stock.

STOCK OPTIONS AWARDS

     The following table summarizes activity in the Company's stock option plans for the three years ended December 31, 1999:

                                                                  YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------------------
                                                       1999                1998                1997
                                                 -----------------   -----------------   -----------------
                                                          WEIGHTED            WEIGHTED            WEIGHTED
                                                            AVG                 AVG                 AVG
                                                          EXERCISE            EXERCISE            EXERCISE
                                                 SHARES    PRICE     SHARES    PRICE     SHARES    PRICE
                                                 ------   --------   ------   --------   ------   --------
Options outstanding at beginning of year.......  1,319     $2.25     1,069     $2.00     1,734     $1.53
Granted........................................  6,571      1.01       488      2.38       290      2.45
Canceled/expired...............................   (640)     2.12      (108)     1.76      (349)     1.57
Exercised......................................     --        --      (130)     1.10      (606)     1.11
                                                 -----               -----               -----
Options outstanding at end of year.............  7,250     $1.14     1,319     $2.25     1,069     $2.00
                                                 =====               =====               =====
Options exercisable at end of year.............    463     $2.26       787     $2.26       405     $2.13
                                                 =====               =====               =====

     The following table summarizes information about stock options outstanding and exercisable as of December 31, 1999:

                         OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
----------------------------------------------------------------------   ---------------------------
                                                WEIGHTED-
                                 NUMBER          AVERAGE     WEIGHTED-       NUMBER        WEIGHTED-
         RANGES OF             OUTSTANDING      REMAINING     AVERAGE      EXERCISABLE      AVERAGE
         EXERCISE            AT DECEMBER 31,   CONTRACTUAL   EXERCISE    AT DECEMBER 31,   EXERCISE
          PRICES                  1999            LIFE         PRICE          1999           PRICE
---------------------------  ---------------   -----------   ---------   ---------------   ---------
$1.01......................       6,513           9.60         $1.01            --           $  --
$1.19-$2.45................         737           4.76          2.30           463            2.26
                                  -----                                        ---
$1.01-$2.45................       7,250           9.11          1.14           463            2.26
                                  =====                                        ===

     The per share weighted-average fair value of stock options granted during 1999, 1998 and 1997 was $0.27, $0.48 and $0.71, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%, expected volatility of 0%, risk-free interest rate of 6.2%, 4.5% and 5.9% for 1999, 1998 and 1997, respectively, and an expected life of five years for options granted in all periods.

     Had the Company determined compensation cost based on the fair value of the option at the grant date, the Company's pro forma net loss would have been as follows:

                                                            1999       1998     1997
                                                          --------   --------   -----
As reported.............................................  $(19,225)  $(10,834)  $(167)
                                                          ========   ========   =====
Pro forma...............................................  $(19,522)  $(11,032)  $(423)
                                                          ========   ========   =====

                      TALUS SOLUTIONS, INC. AND SUBSIDIARY

                      THREE YEARS ENDED DECEMBER 31, 1999
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(11) INCOME TAXES

     The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards.


     Provision for (benefit from) income taxes for the years ended December 31, 1999, 1998 and 1997 consists of:


                                                              1999   1998   1997
                                                              ----   ----   ----
Current provision for (benefit from) income taxes:
  Federal...................................................   $--   $ --   $(34)
  State.....................................................   --      --    (26)
  Foreign...................................................   --      46    200
                                                               --    ----   ----
          Total provision for (benefit from) current income
             taxes..........................................   --      46    140
                                                               --    ----   ----
Deferred provision for (benefit from) income taxes:
  Federal...................................................   --     (37)   183
  State.....................................................   --      (9)    47
                                                               --    ----   ----
          Total deferred provision for (benefit from) income
             taxes..........................................   --     (46)   230
                                                               --    ----   ----
          Total provision for (benefit from) income taxes...   $--   $ --   $370
                                                               ==    ====   ====

     A reconciliation of the Company's provision for income taxes to that computed by applying the statutory federal income tax rate of 34% is as follows:

                                                              1999      1998     1997
                                                             -------   -------   ----
Provision for (benefit from) income taxes at federal
  statutory income tax rate................................  $(6,537)  $(3,684)  $ 69
Increase in income tax expense resulting from:
  Merger expenses..........................................       --        --    247
  Other nondeductible expenses.............................       51        49     53
  Increase in valuation allowance..........................    6,922     3,040     --
  Compensation expense related to the ESOP.................       --       665     --
  State income tax expense, net of Federal income tax
     benefit...............................................       --         6     14
Other, net.................................................     (436)      (76)   (13)
                                                             -------   -------   ----
          Actual provision for income taxes................  $    --   $    --   $370
                                                             =======   =======   ====

     The primary components of net deferred tax assets and liabilities are as follows:

                                                               1999      1998
                                                              -------   -------
Deferred tax liabilities:
  Contract accounting.......................................  $   443   $   777
  Depreciation..............................................      360       237
  Other.....................................................       --       237
                                                              -------   -------
          Total deferred tax liabilities....................      803     1,251
                                                              =======   =======

                      TALUS SOLUTIONS, INC. AND SUBSIDIARY

                      THREE YEARS ENDED DECEMBER 31, 1999
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               1999      1998
                                                              -------   -------
Deferred tax assets:
  Operating loss carryforwards..............................    6,070     2,486
  Loss contracts reserve....................................    1,229       991
  Allowance for doubtful accounts...........................      372       252
  Restructuring costs.......................................    1,357        --
  Accruals..................................................    1,142       389
  Other.....................................................      595       280
                                                              -------   -------
          Total deferred tax assets.........................   10,765     4,398
          Valuation allowance...............................   (9,962)   (3,040)
                                                              -------   -------
          Deferred tax assets after valuation allowance.....      803     1,358
                                                              -------   -------
          Net deferred tax asset............................  $    --   $   107
                                                              =======   =======

     The Company provides a valuation allowance for deferred tax assets when it is more likely than not, based on available evidence, that some portion or all of the deferred tax assets will not be realized.

     Due to uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has recorded a valuation allowance against its net deferred tax asset. The valuation allowance increased by $6,922 and $3,040 in 1999 and 1998, respectively.

     As of December 31, 1999, the Company had net operating losses and foreign tax credits available for carryforward of approximately $16,000 and $250 which expire at various times beginning in the year 2011 and 2002, respectively. The Tax Reform Act of 1986 (the "Act") contains provisions that may limit the amount of net operating loss carryforwards that the Company may utilize in any one year in the event of cumulative changes in ownership over a three-year period in excess of 50%, as defined. The amount of net operating loss carryforwards available to offset taxable income may be limited in future periods as a result of an ownership change (as defined by the Act) that occurred in 1999 upon issuance of the Series C preferred stock. Of the total net operating loss carryforward at December 31, 1999, approximately $13,600 are subject to an annual limitation of approximately $1,600.

(12) EMPLOYEE BENEFIT PLANS

(i) 401(k) Plan


     The Company sponsors a defined contribution 401(k) benefit plan (the "Talus 401(k) Plan") for the benefit of its employees. Substantially all employees are eligible for participation in the plan. Employees can elect to contribute from 1% to 15% of their annual compensation subject to certain limitations on highly compensated individuals. The Company intends to make a discretionary matching contribution of up to 5% of the participant's annual salary. The participant's contributions vest 100% immediately, while any Company contributions vest 20% annually. During 1998, the Company terminated its predecessor 401(k) plan and established the Talus 401(k) Plan. The Company's total charge for contributions to the 401(k) plans for the years ended December 31, 1999, 1998 and 1997 were approximately $850, $1,061 and $162, respectively.


(ii) Money Purchase Pension Plan


     The Company maintained a defined contribution Money Purchase Pension Plan (the "MPP Plan") for the benefit of all eligible employees. Prior to 1998, the MPP Plan provided for the Company to make contributions in an amount equal to 10% of eligible employee compensation. In connection with the formation of the Talus 401(k) Plan in 1998, the Company amended the MPP Plan whereby contributions were to cease subsequent to December 31, 1997. Employees vested 20% annually in the Company's contributions to the

                      TALUS SOLUTIONS, INC. AND SUBSIDIARY

                      THREE YEARS ENDED DECEMBER 31, 1999
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

MPP Plan. The Company charged approximately $779 to expense for contributions to the MPP Plan for the year ended December 31, 1997.

(13) EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) AND TERMINATION

     During December 1999, the Company terminated its ESOP Plan. Each participant became 100% vested in their ESOP shares as a result of the ESOP Plan termination and became entitled to (i) receive a distribution of their ESOP shares or (ii) require the Company to purchase their ESOP shares at the December 31, 1998 appraised value of the Company's common stock.


     A summary of the ESOP Plan termination is as follows:


ESOP shares prior to termination............................   4,704
Shares distributed to participants..........................  (2,495)
Shares purchased by the Company.............................  (1,671)
                                                              ------
ESOP shares remaining -- December 31, 1999..................     538
                                                              ======


     The shares distributed to participants in December 1999 plus the remaining shares held by the ESOP (3,033) are subject to two put rights at $1.02 and $0.82, per share, which expire or are expected to expire in January 2001.


     The Company maintained the ESOP Plan for the benefit of all eligible employees through December 1999. The ESOP Plan was formed as a leveraged employee stock ownership plan. The ESOP Plan had borrowed under notes payable to the Company and from certain of the Company's shareholders to purchase the Company's Class A voting common stock. Contributions to the ESOP Plan made by the Company were used to fund principal and interest payments on the ESOP Plan debt. As principal payments were made by the ESOP Plan, shares of the Company's Class A voting common stock were released for allocation to the ESOP Plan participants with the remaining unallocated shares serving as collateral for the notes payable. Notwithstanding debt service requirements, contributions to the ESOP Plan were determined at the discretion of the Company's Board of Directors and shares were allocated to participants in the proportion that each participant's eligible compensation bears to total eligible compensation for all participants for the ESOP Plan year. Participants vested 20% annually in shares allocated to participants.

     During 1998, the Company has reflected the cost of the shares purchased with the borrowings as unearned compensation related to employee stock ownership plan in redeemable common stock with reductions at cost for shares allocated as a result of debt repayments. The Company recorded compensation expense for the ESOP Plan equal to discretionary cash contributions plus the fair value of shares committed to be released during each period. Any difference between the cost of the shares released and the fair value recorded was charged or credited to additional paid-in capital.

     During 1998, the independent fiduciary of the ESOP Plan agreed to sell unallocated shares to the Company at a price of $3.50 per share. In November 1998, the Company purchased 634 shares of Class A voting common stock from the ESOP Plan for cash at a total cost of $2,220. Of this amount, the Company charged $1,027 to ESOP expense.

     The ESOP Plan used the proceeds from the sale of Class A voting common stock to the Company to retire its debt obligation to the Company. As a result of eliminating its debt to the Company, 1,040 shares of Class A voting common stock previously held as collateral for the debt were made available for allocation to the participants. Accordingly, the Company charged $1,955 to ESOP expense for the year ended December 31, 1998 reflecting the allocation of the remaining shares. Additionally, the Company charged $302 to ESOP expense for the year ended December 31, 1998 for ESOP Plan administrative expenses paid by the

                      TALUS SOLUTIONS, INC. AND SUBSIDIARY

                      THREE YEARS ENDED DECEMBER 31, 1999
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Company. The Company charged $3,284, in aggregate, to expense for the ESOP Plan for the year ended December 31, 1998.

     During 1997, 324 shares of the Company's Class A voting common stock were allocated to participants. At December 31, 1997, the Company had 1,674 unallocated shares of its Class A voting common stock. The Company charged $778 to expense for the ESOP Plan for the year ended December 31, 1997.


     The value of shares held by the ESOP or held by individuals that contain put rights are presented outside of stockholders' equity since redemption of the shares is outside of the control of the Company. The maximum potential cash obligation of the Company was $3,094, $4,812 and $2,166 at December 31, 1999 and 1998 and September 30, 2000 (unaudited), respectively. The increase (decrease) in fair value of the ESOP put obligation for the years ended December 31, 1999, 1998, and 1997 and for the nine months ended September 30, 2000 and 1999 was $(1,718), $(8,859), $4,248, $(928), and $0, respectively.


(14) OPERATING LEASE COMMITMENTS

     The Company is obligated under noncancelable operating lease agreements for office facilities, furniture and fixtures, and computer equipment for the next five years and thereafter.

     Future minimum lease payments under all noncancelable operating lease agreements with remaining terms in excess of one year in the aggregate and for the next five years are shown as follows:

                  YEAR ENDING DECEMBER 31,
                  ------------------------
2000........................................................  $ 3,447
2001........................................................    4,608
2002........................................................    3,385
2003........................................................    2,168
2004........................................................    1,357
Thereafter..................................................    4,629
                                                              -------
                                                              $19,594
                                                              =======

     Net rent expense for all cancelable and noncancelable operating leases was $3,297, $3,129 and $2,421 for the years ended December 31, 1999, 1998 and 1997, respectively. The Company received approximately $236, $247 and $233 in rental income from subleases during the years ended December 31, 1999, 1998 and 1997, respectively.

(15) COMMITMENTS AND CONTINGENCIES

     The markets for the Company's pricing and revenue management software solutions and services are characterized by risk and uncertainty as a result of competition and rapidly evolving technology. Furthermore, the Company's business is subject to risk factors that may affect future results such as customer and market concentrations, market development, long sales and delivery cycle, ability to manage growth and customer projects, dependence on key personnel and foreign operations. Negative developments related to these risks and uncertainties or others could have a material adverse impact on the Company's financial position and results of operations.

     The Company is subject to certain other lawsuits, claims, and assessments arising out of the ordinary conduct of business. Such claims usually include assertions of breach of contract or non-performance by the Company. The Company has recorded reserves of approximately $3.1 million as of December 31, 1999 for litigation, claims and assessments ("LCA") that have been or may be asserted against the Company and for which an unfavorable outcome is probable and reasonably estimable. Approximately $2.7 million of LCA reserves are included in the loss contracts reserve. While the ultimate results and outcomes from these and

                      TALUS SOLUTIONS, INC. AND SUBSIDIARY

                      THREE YEARS ENDED DECEMBER 31, 1999
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

other LCA matters cannot be determined precisely, management, based in part upon the advice of legal counsel, believes that the resolution of all uninsured LCA matters and insured LCA matters will not have a material adverse effect on the Company's financial position or results of operations; however, there can be no assurance in this regard.


UNAUDITED



     During October 2000, the Company reached an agreement to settle a pending customer claim for $500, net of insurance proceeds. The settlement agreement requires payments of $700 and $500 on or before December 31, 2000 and 2001, respectively. The Company has received $700 from its insurance carrier related to this claim. The Company had previously accrued $2.7 million related to this claim, which was included in the loss contract reserve. The $2.2 million reduction of the reserve was reflected as a reduction of cost of revenue during the nine months ended September 30, 2000. The settlement payment due on or before December 31, 2001 is reflected in other long-term liabilities as of September 30, 2000.


(16) SIGNIFICANT CUSTOMER INFORMATION AND SEGMENT REPORTING

MAJOR CUSTOMERS

     For the year ended December 31, 1999, two customers accounted for 12% and 11% of revenues, respectively. For the years ended December 31, 1998 and 1997, one customer accounted for 10% and 13% of revenues, respectively.

INTERNATIONAL REVENUES

     Revenues and percentages to total revenues derived from customers domiciled in selected geographic regions throughout the world for the years ended December 31, 1999, 1998 and 1997 are summarized as follows:

                                             1999                   1998                   1997
                                     --------------------   --------------------   --------------------
                                     AMOUNT    PERCENTAGE   AMOUNT    PERCENTAGE   AMOUNT    PERCENTAGE
                                     -------   ----------   -------   ----------   -------   ----------
United States......................  $32,921      87.0%     $33,140      75.5%     $28,812      70.1%
Europe.............................    3,803      10.0        6,727      15.2        8,534      20.8
Other..............................    1,126       3.0        4,056       9.3        3,724       9.1
                                     -------     -----      -------     -----      -------     -----
          Total....................  $37,850     100.0%     $43,923     100.0%     $41,070     100.0%
                                     =======     =====      =======     =====      =======     =====

(17) SUBSEQUENT EVENT

     On September 21, 2000 the Company signed an agreement to be acquired by Manugistics Group, Inc. ("Manugistics") in a tax-free stock for stock merger.


     Under the agreement, Manugistics will acquire all outstanding stock and will assume all of the stock options and warrants of the Company. For the transaction, Talus stockholders will receive between 4.2 and 5.0 million shares of Manugistics common stock. The total value of the transaction is approximately $365.0 million, based upon the closing price of Manugistics common stock on September 21, 2000. The final value of the transaction and number of shares to be issued will be based upon Manugistics' common stock average price for the fifteen-day period 2 days prior to closing. The transaction is expected to close no later than February 28, 2001.

                                  APPENDIX "A"

                                MERGER AGREEMENT

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                            MANUGISTICS GROUP, INC.,

                             TALUS SOLUTIONS, INC.

                                      AND

                             MANU ACQUISITION CORP.

                                  DATED AS OF

                               SEPTEMBER 21, 2000

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                            MANUGISTICS GROUP, INC.,

                             TALUS SOLUTIONS, INC.

                                      AND

                             MANU ACQUISITION CORP.

                                  DATED AS OF

                               SEPTEMBER 21, 2000

     THIS AGREEMENT AND PLAN OF MERGER (the "AGREEMENT") is entered into as of this 21st day of September 2000, by and among MANUGISTICS GROUP, INC., a Delaware corporation ("PARENT"), MANU ACQUISITION CORP., a Delaware corporation wholly owned by Parent ("ACQUISITION") and TALUS SOLUTIONS, INC., a Delaware corporation (the "COMPANY").

                                    RECITALS

     A. The Boards of Directors of each of Parent, the Company and Acquisition believe that it is in the best interests of each company and its respective stockholders to consummate the reorganization provided for herein, pursuant to which Parent will directly acquire all of the capital stock of the Company through a merger of Acquisition with and into the Company, with the Company being the surviving corporation (as hereinafter defined in Section 1.1, the "Merger").

     B. Pursuant to the written consent of the holders of a majority of the voting capital stock of the Company made in accordance with Section 228 of the Delaware General Corporation Law ("DGCL"), the stockholders of the Company have approved the Merger.

     C. For federal income tax purposes, it is intended that the Merger qualify as a reorganization under the provisions of Sections 368(a)(1)(A) and 368
(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "CODE").

     D. Concurrently with the execution hereof, in order to induce Parent to enter into this Agreement, certain stockholders of the Company are entering into
(i) support agreements (the "SUPPORT AGREEMENTS") providing to Parent certain voting and purchase rights with respect to shares of Company capital stock held by them, and (ii) share transfer restriction agreements (the "SHARE TRANSFER RESTRICTION AGREEMENTS") providing for certain restrictions on the transfer of the shares of Parent Common Stock (as hereinafter defined) received in connection with the Merger, all upon the terms and conditions specified therein.

     E. The Board of Directors of Parent, Acquisition and the Company deem it advisable and in the best interests of each corporation and its respective stockholders that the Company and Parent combine in order to advance the long-term business strategies, goals and interests of the Company and Parent.

     F. The Company, on the one hand, and Parent and Acquisition, on the other hand, desire to make certain representations, warranties, covenants and other agreements in connection with the transactions contemplated hereby.

     NOW, THEREFORE, in consideration of the covenants, promises, representations and warranties set forth herein, and for other good and valuable consideration the receipt of which is hereby acknowledged, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     Section 1.1 The Merger. Upon the terms and subject to the conditions hereof, at the Effective Time (as defined in Section 1.3 hereof), (a) Acquisition shall be merged with and into the Company, (b) the separate corporate existence of Acquisition shall cease, and (c) the Company shall continue as the surviving corporation (the "SURVIVING CORPORATION") in the Merger under the laws of the State of Delaware under the name Talus Solutions, Inc. (the "MERGER").

     Section 1.2 Closing and Closing Date. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "CLOSING") will take place at the offices of Paul, Hastings, Janofsky & Walker LLP, 600 Peachtree Street, N.E., Suite 2400, Atlanta, Georgia 30308 at 10:00 a.m. local time, on (a) the next business day after the last to be fulfilled or waived of the conditions set forth in Article VII shall be fulfilled or waived in accordance herewith, or (b) at such other time, date or place as the Company and Parent may agree in writing. The date on which the Closing occurs is referred to herein as the "Closing Date".

     Section 1.3 Effective Time of the Merger. On the Closing Date, the parties hereto shall cause a certificate of merger, or other appropriate documentation, satisfying the requirements of the DGCL (the "CERTIFICATE OF MERGER") to be filed with the office of the Secretary of State of the State of Delaware in accordance with the provisions of the DGCL. When used herein, the term "EFFECTIVE TIME" shall mean the date and time when the Certificate of Merger has been accepted for filing by the Secretary of State of the State of Delaware or such date and time as otherwise specified in the Certificate of Merger.

     Section 1.4 Effect of the Merger. The Merger shall, from and after the Effective Time, have the effects provided in Section 259 of the DGCL. If at any time after the Effective Time, any further action is deemed necessary or desirable to carry out the purposes of this Agreement, the parties hereto agree that the Surviving Corporation and its proper officers and directors shall be authorized to take, and shall take, any and all such action.

                                   ARTICLE II

                           THE SURVIVING CORPORATION

     Section 2.1 Certificate of Incorporation. The Certificate of Incorporation of the Company shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time, until thereafter changed or amended as provided therein or by applicable law.

     Section 2.2 Bylaws. The bylaws of the Company as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

     Section 2.3 Board of Directors and Officers. The board of directors and officers of Acquisition immediately prior to the Effective Time shall be appointed as the board of directors and officers, respectively, of the Surviving Corporation, effective as of the Effective Time, and until the earlier of their respective resignations or the time that their respective successors are duly elected or appointed and qualified.

                                  ARTICLE III

                              CONVERSION OF SHARES

     Section 3.1 Merger Consideration. As of the Effective Time, by virtue of the Merger and without any action on the part of Acquisition, the Company, or
Parent:

     (a) Each share of the Company's Class A Voting Common Stock, par value $.0001 per share (the "CLASS A COMMON STOCK"), and Class B Non-Voting Common Stock, par value $.0001 per share (the "CLASS B COMMON STOCK", and together with the Class A Common Stock the "COMPANY COMMON STOCK"), issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares (as hereinafter defined)) will be converted, without any action on the part of the holders thereof, into a number of shares of the common stock, par value $0.002 per share, of Parent ("PARENT COMMON STOCK") equal to the Exchange Ratio (as hereinafter defined) determined in accordance with Section 3.1(c) below; provided that, cash shall be paid in lieu of fractional shares of Parent Common Stock (if any). Each share of the Company's Class A Cumulative Convertible Redeemable Non-Voting Preferred Stock, par value $.0001 per share (the "SERIES A PREFERRED STOCK"), Class B Convertible Voting Preferred Stock, par value $.0001 per share (the "SERIES B PREFERRED STOCK"), and Class C Convertible Voting Preferred Stock, par value $.0001 per share

(the "SERIES C PREFERRED STOCK", and together with the Series A Preferred Stock and the Series B Preferred Stock, the "COMPANY PREFERRED STOCK", and together with the Company Common Stock, the "COMPANY CAPITAL STOCK"), issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) will be converted, without any action on the part of the holders thereof, into a number of shares of Parent Common Stock equal to the Exchange Ratio determined in accordance with Section 3.1(c) below multiplied by the number of shares of Company Common Stock into which each share of Company Preferred Stock is convertible immediately prior to the Effective Time pursuant to the Company's Certificate of Incorporation; provided that, cash shall be paid in lieu of fractional shares of Parent Common Stock (if any). Such conversions shall be made pursuant to and in accordance with the procedures set forth in
Section 3.5 below.

     (b) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

          "AVERAGE STOCK PRICE" shall mean the average closing price for Parent Common Stock, as determined by averaging the Parent Common Stock Price on the Nasdaq National Market System (the "NASDAQ") for the fifteen (15) trading days immediately preceding the date which is two (2) days prior to the Closing Date (or, if applicable, depending upon the date of the Closing, such lesser number of trading days between the date hereof and the date which is two days prior to the Closing Date).

          "EXCHANGE RATIO" shall mean the Company Exchange Ratio, the Series A Exchange Ratio or the Alternative Exchange Ratio, as applicable.

          "PARENT STOCK AMOUNT" shall mean a number of shares of Parent Common Stock equal to (A) 5,000,000, if the Average Stock Price is equal to or less than $65.00 per share, or (B) 4,200,000, plus the product of 800,000 multiplied by a factor, the numerator of which is the difference between $78.00 and the Average Stock Price and the denominator of which is $13.00, if the Average Stock Price is greater than $65.00 per share but less than $78.00 per share, or (C) 4,200,000, if the Average Stock Price is equal to or greater than $78.00 per share.

          "REMAINING STOCK AMOUNT" means a number of shares of Parent Common Stock equal to the Parent Stock Amount minus the Series A Minimum Amount.

          "SERIES A ELECTION NOTICE" shall mean an election, made in writing and received by Parent not later than two days before the Closing Date from the holder of the Series A Preferred Stock, which specifies whether such holder will (i) elect to convert its shares of Series A Preferred Stock in accordance with Section IV.C.5.(a) of the Company's Certificate of Incorporation or (ii) treat the Merger as a liquidation in accordance with
     Section IV.C.3 of the Company's Certificate of Incorporation.

          "SERIES A MINIMUM AMOUNT" shall mean that number of shares (rounded to the nearest whole number of shares) of Parent Common Stock equal to the quotient of (i) the amount determined in accordance with the proviso to
     Section IV.C.3 of the Company's Certificate of Incorporation, divided by
     (ii) the Average Stock Price.

     (c) The Exchange Ratio shall be determined as follows:

          (i) If the Series A Election Notice specifies that the holder will convert its shares of Series A Preferred Stock in accordance with Section IV.C.5.(a) of the Company's Certificate of Incorporation, or if the holder of the Series A Preferred Stock fails to timely file such election, then the Exchange Ratio for each class of Company Capital Stock (the "COMPANY EXCHANGE RATIO") shall be equal to the quotient of: (A) the Parent Stock Amount; divided by (B) the aggregate number of shares of Company Common Stock issued and outstanding as of the Closing Date, computed on a fully-diluted basis (including for these purposes the number of: (i) shares of Company Common Stock issued upon conversion of the Company Preferred Stock; and (ii) shares of Company Common Stock issuable pursuant to the Company Stock Rights (whether or not vested)) (such denominator being, as of the date hereof, a total of 56,688,946).

          (ii) If the Series A Election Notice is timely received and specifies that the holder will treat the Merger as a liquidation in accordance with
     Section IV.C.3 of the Company's Certificate of Incorporation, then

             (A) the exchange ratio for the Series A Preferred Stock (the "SERIES A EXCHANGE RATIO") shall be equal to the quotient of: (x) the Series A Minimum Amount; divided by (y) the number of shares of Series A Preferred Stock outstanding immediately prior to the Effective Time; and

             (B) the exchange ratio for the Company Common Stock, the Series B Preferred Stock and the Series C Preferred Stock (the "ALTERNATIVE EXCHANGE RATIO") shall be equal to the quotient of: (A) the Remaining Stock Amount, divided by (B) the aggregate number of shares of Company Common Stock issued and outstanding as of the Closing Date, computed on a fully-diluted basis (including for these purposes the number of (i) shares of Company Common Stock issued upon conversion of the Series B Preferred Stock and the Series C Preferred Stock; and (ii) shares of Company Common Stock issuable pursuant to Company Stock Rights (whether or not vested), but expressly excluding any shares of Series A Preferred Stock or Company Common Stock issued or issuable upon conversion of the Series A Preferred Stock).

     (d) Each Share of Company Capital Stock held in the Company's treasury or held by any subsidiary of the Company, immediately prior to the Effective Time will be cancelled without the payment of any consideration therefor (it being understood that the shares of Company Common Stock held by the Company's Employee Stock Ownership Plan shall not be deemed treasury shares and shall be exchanged for shares of Parent Common Stock in the Merger in accordance with the provisions of Section 3.1(a) above).

     (e) Each share of common stock, par value $.0001 per share, of Acquisition ("ACQUISITION COMMON STOCK") issued and outstanding immediately prior to the Effective Time will be converted into and become one share of common stock, par value $.0001 per share, of the Surviving Corporation.

     (f) Each share of the Acquisition Common Stock held in Acquisition's treasury or by any subsidiary of Acquisition immediately prior to the Effective Time will be cancelled without the payment of any consideration therefor.

     (g) In no event shall Parent be obligated to issue more than 5,000,000 shares of Parent Common Stock (as adjusted for stock splits, stock dividends and similar transactions.).

     Section 3.2 Dissenting Shares. Notwithstanding any provision hereof to the contrary, any shares of Company Capital Stock held by a Dissenting Stockholder (as hereinafter defined) shall not be converted as described in Section 3.1 hereof, but instead shall be converted into the right to receive the consideration due a Dissenting Stockholder pursuant to Section 262 of the DGCL; provided, however, that if a Dissenting Stockholder shall fail to perfect his demand, withdraw his demand or otherwise lose his right for appraisal under the terms of the DGCL, then the Company Capital Stock held by such Dissenting Stockholder (the "DISSENTING SHARES") shall be deemed to be converted as of the Effective Time in accordance with the provisions of Section 3.1 hereof. Except as required by applicable Law, the Company shall not voluntarily make any payment with respect to, settle, or offer to settle or otherwise negotiate, any such demands. All amounts paid to Dissenting Stockholders shall be paid without interest thereon (to the extent permitted by applicable law). For purposes hereof, the term "DISSENTING STOCKHOLDER" shall mean a stockholder of the Company who (a) objects to the Merger; and (b) complies with the applicable provisions of the DGCL concerning dissenter's rights.

     Section 3.3 No Further Rights. From and after the Effective Time, holders of certificates theretofore evidencing Company Capital Stock shall cease to have any rights as stockholders of the Company, except as provided herein or by applicable law.

     Section 3.4 Stock Transfer Books. All shares of Parent Common Stock issued upon surrender of Certificates in accordance with this Article III shall be deemed to be in full satisfaction of all rights pertaining to shares of Company Capital Stock represented thereby. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Capital Stock shall be made thereafter. If after the Effective Time, certificates for Company Capital Stock (a "CERTIFICATE") are presented to the Surviving

Corporation or Parent they shall be cancelled and exchanged for such consideration as set forth in Section 3.1 hereof, subject to applicable law in the case of Dissenting Stockholders.

     Section 3.5 Exchange Procedure.

     (a) At the Effective Time, Parent shall issue an aggregate number of shares of Parent Common Stock equal to fifteen percent (15%) of the total number of shares of Parent Common Stock issuable pursuant to Section 3.1 hereto (such shares, subject to adjustment for fractional shares as set forth in Exhibit F, the "ESCROW SHARES") to be held in escrow pursuant to Article XI and Exhibit F hereof. The portion of the Escrow Shares issued and contributed on behalf of each holder of Company Capital Stock shall be in proportion to the aggregate number of shares of Parent Common Stock which such holder would otherwise be entitled to receive under Article 3 by virtue of ownership of Company Capital Stock; provided that, no fractional shares shall be escrowed and the number of Escrow Shares issued and contributed on behalf of each holder of Company Stock shall be rounded down to the nearest whole number of shares in the manner set forth in Exhibit F.

     (b) As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected and appointed by Parent, which exchange agent shall be a reputable institution reasonably satisfactory to the Company (the "EXCHANGE AGENT"), for the benefit of the holders of Company Capital Stock, (i) certificates representing the shares of Parent Common Stock (other than fractional shares and other than the Escrow Shares) issuable in accordance with Section 3.1 hereof, and (ii) cash in lieu of fractional shares to be paid pursuant to Section 3.1, in each case in exchange for the outstanding shares of Company Capital Stock.

     (c) Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery to the Exchange Agent of (A) the Certificates and (B) such other certifications, affidavits or documents as Parent may request, in form acceptable to Parent and its counsel and duly executed by such holder, said letter of transmittal to be in such form and have such other provisions as Parent may reasonably specify, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing Parent Common Stock (other than fractional shares), and cash in lieu of fractional shares. Upon surrender of a Certificate for cancellation to the Exchange Agent together with the other required documentation and such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor, subject to the provisions of Article XI hereof, (x) certificates representing the number of whole shares of the Parent Common Stock and (y) a check representing the amount of cash in lieu of fractional shares, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this
Article III, after giving effect to any required withholding tax; and, the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash in lieu of fractional shares payable to holders of Certificates. In the event of a transfer of ownership of Company Capital Stock which is not registered in the transfer records of the Company, certificates representing the proper number of shares of Parent Common Stock, together with a check for the cash to be paid in lieu of fractional shares, may be issued or paid to such a transferee if the Certificate representing such Company Capital Stock is presented to the Exchange Agent, accompanied by all documents reasonably required by the Exchange Agent to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

     (d) Notwithstanding any other provisions of this Agreement, no dividends or other distributions on the Parent Common Stock with a record date after the Effective Time shall be paid with respect to any shares of Company Capital Stock represented by a Certificate, nor shall any cash payment in lieu of fractional shares be paid with respect to such shares, until such Certificate is surrendered for exchange as provided herein. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of the Parent Common Stock, less the amount of any withholding taxes which may be required thereon.

     (e) No fractional shares of Parent Common Stock shall be issued pursuant hereto. In lieu of the issuance of any fractional shares of Parent Common Stock pursuant to the Merger, cash adjustments will be paid to holders in respect of any fractional shares of Parent Common Stock that would otherwise be issuable, and the amount of such cash adjustment shall be equal to the product of such fractional amount and the Average Stock Price.

     (f) Any portion of the Parent Common Stock held by the Exchange Agent (together with any cash in lieu of fractional shares and the proceeds of any investments thereof) that remains unclaimed by the former stockholders of the Company one year after the Effective Time shall be delivered to Parent. Any former stockholders of the Company who have not theretofore complied with this
Section 3.5 shall thereafter look only to Parent for payment of their Parent Common Stock, cash in lieu of fractional shares, and any dividends and other distributions on the Parent Common Stock, if any, in each case, without any interest thereon.

     (g) None of Parent, Acquisition, the Company, the Exchange Agent or any other person shall be liable to any former holder of Company Capital Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. Any such amounts remaining unclaimed by any holder of Company Capital Stock immediately prior to such time when such amounts would otherwise escheat to or become the property of any Governmental Entity (as hereinafter defined), shall, to the extent permitted by applicable laws, become the property of Parent, free and clear of all claims, or interest of any person previously entitled thereto.

     (h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the execution of an indemnity agreement reasonably acceptable to Parent by such person against any claim that may be made against it with respect to such Certificate, the Exchange Agent or Parent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock, and cash in lieu of fractional shares, and any unpaid dividends and distributions thereon, deliverable in respect thereof pursuant to this Agreement.

     (i) Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the Parent Common Stock, and cash in lieu of fractional shares thereof (and any dividends or distributions thereon), otherwise payable hereunder to any person, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign income tax law. To the extent that the Surviving Corporation or Parent so withholds those amounts, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Capital Stock in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

     (j) Subject to applicable law, Certificates surrendered for exchange by any person constituting an "affiliate" of the Company for purposes of Rule 145(c) under the Securities Act of 1933, as amended, and the rules promulgated thereunder (the "SECURITIES ACT"), shall not be exchanged until Parent has received from such person a signed Rule 145 Letter, in the form attached hereto as Exhibit A, pursuant to which such person will agree to comply with the provisions of Rule 145 under the Securities Act.

     Section 3.6 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Section 1.368-2(g) and 1.368-3(a) of the Income Tax Regulations.

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                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     With such exceptions as are set forth in a letter (the "Company Disclosure Letter") delivered by the Company to Parent prior to the execution hereof, making in the case of each such exception specific reference to the representation and warranty in this Article IV so excepted, the Company represents and warrants to Parent and Acquisition as follows:

     Section 4.1 Organization and Qualification.

     (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to carry on its business as it is now being conducted and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect (as hereinafter defined) on the Company. The Company has made available to Parent complete and correct copies of the Certificate of Incorporation and bylaws of the Company as in effect on the date hereof. The minute book of the Company, a true and complete copy of which has been made available to Parent, (i) accurately reflects all action taken by the directors and stockholders of the Company at meetings of the Company's board of directors or stockholders, as the case may be and (ii) contains true and complete copies, or originals, of the respective minutes of all meetings or consent actions of the directors or stockholders.

     (b) For purposes of this Agreement, the term "Material Adverse Effect" shall mean an act, omission or a circumstance of any kind whatsoever, individually or in the aggregate, that has a material and adverse effect on the assets, business, financial condition or results of operations of any party hereto and its subsidiaries taken as a whole, as applicable; provided, however, that (i) any adverse change resulting from conditions affecting the United States economy that is material to the business of a party hereto, shall not be taken into account in determining whether there has been or would be a "Material Adverse Effect" on or with respect to such party, (ii) any adverse change that is primarily caused by conditions affecting a party's industry sector shall not be taken into account in determining whether there has been or would be a "Material Adverse Effect" on or with respect to such party, (iii) any adverse change in the stock price or trading volume of a party's capital stock shall not be taken into account in determining whether there has been or would be a "Material Adverse Effect" on or with respect to such party, (iv) any failure by any party to meet the revenue or earnings predictions of equity analysts or any other revenue or earnings predictions or expectations (whether internal or external), for any period ending for which earnings are released on or after the date of this Agreement and prior to the Closing Date, in and of itself, shall not be taken into account in determining whether there has been or would be a "Material Adverse Effect" on or with respect to such party, and (v) any adverse change arising primarily out of, or resulting primarily from, actions taken by any party in connection with (but not in breach of) this Agreement and the transactions contemplated hereunder, or which is primarily attributable to the announcement of this Agreement and the transactions contemplated hereby (including, without limitation, any litigation, employee attrition or any loss or postponement of business resulting from termination or modification of any vendor, customer or other business relationships, delay of customer order or otherwise and any corresponding change in the margins, profitability or financial condition of a party) shall not be taken into account in determining whether there has been or would be a "Material Adverse Effect" on or with respect to such party.

     Section 4.2 Authority. The Company has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery hereof and the consummation of the transactions contemplated hereby by the Company have been duly and validly authorized and approved by the Company's board of directors and by the stockholders of the Company. This Agreement has been duly executed and delivered by the Company, and assuming the due authorization, execution and delivery by Parent and Acquisition, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or

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affecting creditors' rights and to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing.

     Section 4.3 Capitalization.

     (a) The authorized capital stock of the Company consists of (i) 100,000,000 shares of Class A Voting Common Stock, par value $.0001 per share, of which 16,603,843 shares are issued and outstanding, and 1,948,630 shares are held in the treasury of the Company; (ii) 5,000,000 shares of Class B Non-Voting Common Stock, par value $.0001 per share, of which 398,627 shares are issued and outstanding, and no shares are held in the treasury of the Company; (iii) 2,000,000 shares of Class A Cumulative Convertible Redeemable Non-Voting Preferred Stock, par value $.0001 per share, of which 831,635 shares are issued and outstanding, and no shares are held in the treasury of the Company, which will, subject to the consent of the holders, convert in the Merger into 985,219 shares of Company Class B Non-Voting Common Stock; (iv) 5,000,000 shares of Class B Convertible Voting Preferred Stock, par value $.0001 per share, of which 4,716,981 shares are issued and outstanding, and no shares are held in the treasury of the Company, which will automatically convert in the Merger into 13,839,872 shares of Company Class A Voting Common Stock; and (v) 18,000,000 shares of Class C Convertible Voting Preferred Stock, par value $.0001 per share, of which 17,299,851 shares are issued and outstanding, and no shares are held in the treasury of the Company, which will, subject to the consent of the holders, convert in the Merger into 17,299,851 shares of Company Class A Voting Common Stock. Such issued and outstanding shares, together with 9,510,163 shares of Company Common Stock reserved for issuance in respect of certain outstanding options, warrants and rights, constitute all of the Company Capital Stock subject to conversion in accordance with Article III and Section 6.12 hereof. All outstanding capital stock of the Company was issued and will be issued in material compliance with applicable federal and state securities laws.

     (b) The Company has outstanding (i) warrants to purchase and acquire, in the aggregate, 436,525 shares of Company Common Stock, and (ii) options (vested and non-vested) to purchase and acquire, in the aggregate, 9,073,638 shares of Company Common Stock (collectively, the "Company Stock Rights").

     (c) Except for the Company Stock Rights, there are no options, warrants, calls, convertible notes, agreements, commitments or other rights presently outstanding that would obligate the Company to issue, deliver or sell shares of its capital stock, or to grant, extend or enter into any such option, warrant, call, convertible note, agreement, commitment or other right. In addition to the foregoing, as of the date hereof, the Company has no bonds, debentures, notes or other indebtedness issued or outstanding that have voting rights in the Company. The Company Disclosure Letter sets forth a list of (i) all holders of Company Stock Rights; (ii) the number of shares, and class of shares, of capital stock of the Company represented by the Company Stock Rights; and (iii) the exercise price, date of grant, duration and vesting schedule, including accelerated vesting upon a change in control, for each Company Stock Right. There are no outstanding or authorized stock appreciation, phantom stock profit participation or similar rights with respect to the Company.

     (d) All of the issued and outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable. Each share of the capital stock of the Company is free and clear of any lien, charge, security interest, pledge, option, right of first refusal, voting proxy or other voting agreement, or encumbrance of any kind or nature imposed by the Company, other than (i) encumbrances that would not adversely affect the Merger or the conversion of such shares pursuant to the Merger, and (ii) restrictions on transfer imposed by federal and state securities laws. Except for the dividends accrued on the Company's Class A Cumulative Convertible Redeemable Non-Voting Preferred Stock in the aggregate amount set forth in the Company Disclosure Letter, there are no dividends declared or accrued, but not paid, in respect of any of the shares of the Company Capital Stock.

     Section 4.4 Subsidiaries. The Company owns all of the outstanding capital stock of the wholly owned subsidiary identified on the Company Disclosure Letter (the "Subsidiary"). The Subsidiary is a private company limited by shares, duly organized, validly existing and in good standing under the laws of England and Wales. The Subsidiary has the requisite corporate power and authority to carry on its business as it is now being conducted and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such
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qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect on the Company. The Company has made available to Parent complete and correct copies of the Memorandum and Articles of Association of the Subsidiary as in effect on the date hereof. Except for the Subsidiary, the Company has no subsidiaries and does not otherwise own or control, directly or indirectly, any controlling equity interest, or any security convertible into a controlling equity interest, in any corporation, partnership, limited liability company, joint venture, association or other business entity (any of the foregoing, an "ENTITY").

     Section 4.5 No Conflicts, Required Filings and Consents. Subject to any required filing pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "H-S-R ACT"), and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, none of (i) the execution and delivery of this Agreement by the Company, (ii) the consummation by the Company of the transactions contemplated hereby or (iii) compliance by the Company with any of the provisions hereof will:

     (a) conflict with or violate the Certificate of Incorporation or bylaws of the Company;

     (b) result in a violation of any constitution, statute, ordinance, rule, regulation, order, injunction, ruling, charge, judgment or decree applicable to the Company or by which the Company or any of its properties or assets is bound or affected, except for violations as would not have a Material Adverse Effect on the Company;

     (c) result in a violation or breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to any other any right of termination, amendment, acceleration or cancellation of, any (i) Material Contract (as defined in Section 4.9 hereof), or (ii) any license, permit, or franchise, to which the Company is a party or by which the Company or any of its properties or assets are bound or affected, except for such violations, breaches and defaults as would not have a Material Adverse Effect on the Company;

     (d) result in the creation of any material lien on any material property or assets of the Company; or

     (e) require the consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notification to (x) any government or subdivision thereof (whether domestic or foreign), or any administrative, governmental or regulatory authority, agency, commission, court, tribunal or body (whether domestic, foreign or multinational) (any of the foregoing, a "GOVERNMENTAL ENTITY"), or (y) any individual, partnership, joint venture, firm, corporation, limited liability company, association, trust or other enterprise (whether or not incorporated) (all of the foregoing, together with any Governmental Entity, "PERSON(S)") except for such consents which, if not obtained or made, would not have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the transactions contemplated hereby.

     Section 4.6 Financial Statements. The Company has made available to Parent the following financial statements (collectively the "COMPANY FINANCIAL STATEMENTS"): (i) the unaudited consolidated balance sheets and consolidated statements of income and cash flow as of and for the six months ended June 30, 2000 (the "COMPANY INTERIM FINANCIAL STATEMENTS") for the Company and the Subsidiary; and (ii) the audited consolidated balance sheets and consolidated statements of income, changes in stockholders' equity, and cash flow as of and for the twelve months ended December 31, 1999 and December 31, 1998 for the Company and the Subsidiary. The Company Financial Statements (including the notes thereto) have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of the Company and the Subsidiary as of such dates and the results of operations and cash flows of the Company and the Subsidiary for such periods (subject, in the case of unaudited financial statements, to normal and recurring year-end adjustments), and are consistent with the books and records of the Company.

     Section 4.7 Absence of Changes. Except as reported in the Company Interim Financial Statements, since December 31, 1999, the Company has not:

     (a) made any change in accounting methods or practices or valuation, or a material decrease in the book value, of any asset of the Company;

     (b) incurred any material liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise and whether due or to become due, (including, but not limited to, any "loss contingency" which

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is either "probable" or "reasonably possible" as all such terms are defined in
Statement of Financial Accounting Standards No. 5 of the Financial Accounting Standards Board (a "FASB Loss Contingency"), except for such liabilities or obligations that do not exceed in the aggregate $500,000;

     (c) increased (other than increases resulting from the calculation of reserves in the ordinary course of business consistent with past practice that do not exceed in the aggregate $500,000) or experienced any change in any assumptions underlying or methods of calculating, any reserves for bad debt, any contingency or other reserves;

     (d) paid, discharged or satisfied any claims, encumbrances, liabilities or obligations (whether absolute, accrued, contingent or otherwise and whether due or to become due), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of (i) liabilities and obligations reflected or reserved against in the Company Financial Statements or
(ii) liabilities and obligations arising in the ordinary course of business consistent with past practice since the date of the Company Financial Statements;

     (e) determined as collectible any notes or accounts receivable or any portion thereof which were previously considered uncollectible, or written off as uncollectible any notes or accounts receivable or any portion thereof, except for write-downs in the ordinary course of business consistent with past practice in accordance with GAAP consistently applied;

     (f) declared, paid, or committed for the payment, by the Company, of any bonus (including, year-end bonuses) or other additional salary, compensation or benefit to any employee of the Company that was not in the ordinary course of business consistent with past practice;

     (g) loaned or advanced any amount to any employee, officer, director or stockholder of the Company except for amounts advanced to employees, directors or officers of the Company that do not individually exceed $100,000 or in the aggregate exceed $500,000, except for out-of-pocket expenses in connection with travel;

     (h) sold, transferred or leased to any officer, director or stockholder of the Company any of the assets of the Company, or entered into any agreement or arrangement with, any officer, director or stockholder of the Company;

     (i) made any capital expenditures in excess of $100,000 for any single item, or $500,000 in the aggregate;

     (j) declared or paid a dividend, or any other declaration, payment or distribution of any type or nature to any stockholder of the Company in respect of its stock, whether in cash or property;

     (k) transferred or granted any right under any license, patent, copyright, trademark, trade name, trade secret, invention or similar rights, other than pursuant to licenses made in the ordinary course of business consistent with past practice; or entered into any settlement regarding the breach or infringement of, any license, patent, copyright, trademark, trade name, trade secret, invention or similar rights, or modified any existing rights with respect;

     (l) made or effected any material amendment, termination or waiver of, or notice of any material amendment, termination or waiver of, any material right, duty or obligation of the Company related to any Material Contract, including any agreement relating to Company Intellectual Property; or

     (m) had any resignation of any employee or employees, the loss of which would be, or has had, a Material Adverse Effect on the Company Intellectual Property or the conduct of the business of the Company;

     (n) issued or sold capital stock of the Company or its subsidiaries or granted options, warrants or rights to purchase or subscribe for any of the capital stock of the Company or any of its subsidiaries or altered the terms of any presently outstanding options or made any changes (by split-up, combination, reorganization or otherwise) in the capital structure of the Company or the Subsidiary, except for such issuances of capital stock pursuant to the exercise of employee stock options, warrants and other convertible securities outstanding as of December 31, 1999 or the granting of options to purchase capital stock pursuant to employee stock option plans existing on as of December 31, 1999; or

     (o) agreed or committed to do any of the foregoing.

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     Section 4.8 Intellectual Property.

     (a) All patents, trademarks, trade names, service marks, trade dress, Internet domain names, copyrights and any renewal rights therefor, technology, supplier lists, trade secrets, know-how, computer software programs or applications in both source and object code form, technical documentation of such software programs, registrations and applications for any of the foregoing and all other tangible or intangible proprietary information or materials that are or have been used (including without limitation in the development of) the Company's business and/or in any product, technology or process (i) currently being or formerly manufactured, published or marketed by the Company, (ii) previously or currently under development for possible future manufacturing, publication, marketing, or other use by the Company, or (iii) relating to services performed by the Company in the conduct of its business, are hereinafter referred to as the "COMPANY INTELLECTUAL PROPERTY".

     (b) The Company Disclosure Letter contains a true and complete list of the Company's issued patents and patent applications, registered trademarks and trademark applications or trade names, registered service marks and service mark applications, Internet domain names, Internet domain name applications, copyright registrations and applications and other filings and formal actions made or taken pursuant to Federal, state, local and foreign laws by the Company to protect its interests in the Company Intellectual Property ("IP Properties"). The Company is the sole and exclusive owner of, and has all right, title and interest in and to, all of the IP Properties.

     (c) The Company Intellectual Property consists solely of items and rights which are: (i) owned by the Company; (ii) in the public domain; or (iii) rightfully used by the Company pursuant to a valid license (the "LICENSED COMPANY INTELLECTUAL PROPERTY") (sufficient for the conduct of the Company's business as currently conducted and as proposed to be conducted), the parties, date, term and subject matter of each such license agreement (each, a "LICENSE AGREEMENT") being set forth on the Company Disclosure Letter, except for desk-top office software generally available at retail. The Company has all rights in the Company Intellectual Property necessary to carry out the Company's current activities (and had all rights necessary to carry out its former activities at the time such activities were being conducted), including without limitation, to the extent required to carry out such activities, rights to make, use, reproduce, modify, adopt, create derivative works based on, translate, distribute (directly or indirectly), transmit, display and perform publicly, license, rent and lease and, other than with respect to the Licensed Company Intellectual Property, assign and sell, the Company Intellectual Property.

     (d) To the knowledge of the Company, the reproduction, manufacturing, distribution, licensing, sublicensing, sale or any other exercise of rights in the Company Intellectual Property, as now used or proposed for use, licensing or sale by the Company does not infringe on any copyright, trade secret, trademark, service mark, trade name, trade dress, firm name, Internet domain name, logo, trade dress, mask work or of any Person or the patent of any Person, except where such infringement would not have a Material Adverse Effect on the Company. No claims (i) challenging the validity, effectiveness or, other than with respect to the Licensed Company Intellectual Property, ownership by the Company of any of the Company Intellectual Property, or (ii) to the effect that the use, distribution, licensing, sublicensing, sale or any other exercise of rights in any of the Company Intellectual Property as now used or proposed for use, licensing, sublicensing or sale by the Company infringes or will infringe on any intellectual property or other proprietary right of any person have been asserted or, to the knowledge of the Company, are threatened by any Person, nor are there, to the Company's knowledge, any valid grounds for any bona fide claim of any such kind. The Company has the right to use all source code now or previously constituting a portion of the Company's Intellectual Property which is necessary for use in products being offered, or products under development, for sale or license to, or use by, the Company or third parties. To the knowledge of the Company, all registered, granted or issued patents, trademarks, Internet domain names and copyrights held by the Company are enforceable and subsisting. To the knowledge of the Company, there is no unauthorized use, infringement or misappropriation of any of the Company Intellectual Property by any third party, employee or former employee.

     (e) All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception and development of the Company Intellectual Property on behalf of the Company, have executed nondisclosure agreements in the form made available to Parent and either (i) have

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been a party to a "work-for-hire" arrangement or agreements with the Company in accordance with applicable national and state law that has accorded the Company full, effective, exclusive and original ownership of all tangible and intangible property thereby arising, or (ii) have executed appropriate instruments of assignment in favor of the Company as assignee that have conveyed to the Company effective and exclusive ownership of all tangible and intangible property thereby arising.

     (f) The Company is not, nor as a result of the execution or delivery of this Agreement, or performance of the Company's obligations hereunder, will the Company be, in violation of any material license, sublicense, agreement or instrument to which the Company is a party or otherwise bound and which relates to the Company Intellectual Property; nor will execution or delivery of this Agreement, or performance of the Company's obligations hereunder, cause the termination or forfeiture, of any of the Company Intellectual Property.

     (g) The Company Disclosure Letter contains a true and complete list of all of the Company's software programs marketed by the Company to its customers and prospects or currently under development (the "COMPANY SOFTWARE PROGRAMS"). The Company has the rights to license or owns full and unencumbered right and good, valid and marketable title to the Company Software Programs free and clear of all mortgages, pledges, liens, security interests, conditional sales agreements, encumbrances or charges of any kind, except encumbrances or charges arising from any blanket security interests granted by the Company. All unexpired representations and warranties made or given by the Company to any of its customers respecting any of the Company's Software Programs or its Company Intellectual Property are true and correct in all material respects.

     (h) The source code and system documentation relating to the Company Software Programs (i) have at all times been maintained in strict confidence,
(ii) have been disclosed by the Company only to employees who have a "need to know" the contents thereof in connection with the performance of their duties to the Company and who have executed the nondisclosure agreements referred to in
Section 4.8(e) above, and (iii) except as set forth in the Company Disclosure Letter, have not been disclosed to any third party not under an obligation to maintain the confidential nature of such information.

     (i) The Company Disclosure Letter contains a true and complete list of all agreements pursuant to which any of the source code relating to the Company Software Programs has been placed in escrow and the identity of the escrow agent.

     Section 4.9 Material Contracts.

     (a) The Company Disclosure Letter sets forth a true and complete list of all Material Contracts (as hereinafter defined) which shall include agreements and commitments (whether written or oral) (other than Employee Plans (as hereinafter defined) and Benefit Arrangements (as hereinafter defined)) to which the Company is a party (in its own name or as a successor in interest), or by which it or any of its properties or assets is otherwise bound, including but not limited to any leases of real or personal property (whether the Company is party as lessee or lessor), service agreements, customer agreements, supplier agreements, agreements to lend or borrow money, stockholder agreements, employment agreements, and agreements relating to Company Intellectual Property Rights and the like. For purposes of this Agreement, "Material Contract" shall mean and include any agreement (i) relating to the Company Intellectual Property or Licensed Company Intellectual Property, except for desk-top office software generally available at retail, (ii) requiring in the aggregate, payments in excess of $100,000, or (iii) requiring the performance of services for more than one year, which agreement cannot be terminated, without liability to the Company, on ninety days or less written notice.

     (b) True and complete copies of all Material Contracts (or a true and complete narrative description of any oral Material Contract) have previously been made available to Parent. Neither the Company nor, to the knowledge of the Company, any other party to any of the Material Contracts (x) is in default under (nor does there exist any condition that, with notice or lapse of time or both, would cause such a default under) any of the Material Contracts, or (y) has waived any right it may have under any of the Material Contracts, except for such defaults or waivers which would not have a Material Adverse Effect on the Company. All of the Material Contracts constitute the valid and binding obligations of the Company, are enforceable in accordance

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with their respective terms, and, to the knowledge of the Company, of the other parties thereto, are enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing.

     (c) The Company is not a party to or bound by any agreement that contains any provision for severance or termination pay liabilities or obligations (including, without limitation, change of control or "golden parachute" provisions).

     (d) To the knowledge of the Company, the Company possesses the requisite Company Intellectual Property, personnel and other resources necessary to perform fully each Material Contract within the time permitted thereby and all other material terms thereof, without incurring costs in excess of the compensation to be received by the Company for such performance; and, to the knowledge of the Company, the performance by the Company of any and all of its Material Contracts will not result in or create any FASB Loss contingency.

     Section 4.10 Litigation and Proceedings/Assessments. There is no suit, action, claim, investigation or proceeding pending or, to the knowledge of the Company, threatened, against or affecting the Company, nor is there any judgment, decree, injunction or order of any applicable Governmental Entity or arbitrator outstanding against the Company. Except for the actions, suits, proceedings, hearings and investigations set forth in the Company Disclosure Letter, there is no action, suit, proceeding, hearing or investigation which, if adversely determined, would result in a judgment or damages payable by the Company in excess of $100,000.

     Section 4.11 Employee Benefit Plans/Labor Relations.

     (a) "EMPLOYEE PLANS" shall mean each "employee benefit plan", as defined in
Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), which (i) is subject to any provision of ERISA and (ii) is maintained, administered or contributed to by the Company and covers any employee or former employee of the Company or under which the Company or any affiliate has any liability. The Company Disclosure Letter lists all Employee Plans. True and complete copies of such Employee Plans (and, if applicable, related trust agreements) and all amendments thereto, all plan summaries and annual reports filed since December 31, 1996 (including all applicable attachments) have been made available to Parent. For purposes of this Section, "affiliate" of any Person means any other Person which, together with such Person, would be treated as a single employer under Section 414 of the Code.

     (b) No Employee Plan individually or collectively constitutes a "defined benefit plan" as defined in Section 3(35) of ERISA.

     (c) No Employee Plan constitutes a "multi-employer plan", as defined in
Section 3(37) of ERISA, and no Employee Plan is maintained in connection with any trust described in Section 501(c)(9) of the Code. No Employee Plan is subject to Title IV of ERISA. Neither the Company nor any affiliate has incurred, nor has reason to expect to incur, any liability under Title VI of ERISA, including any liability arising in connection with the termination of, or complete or partial withdrawal from, any plan previously covered by Title IV of ERISA.

     (d) Nothing done or omitted to be done and no transaction or holding of any asset under or in connection with any Employee Plan has or will make the Company or any affiliate subject to any material liability under Part 4 of Title I of ERISA or liable for any material tax pursuant to Subtitle D, Chapter 43 of the Code, including but not limited to Section 4975 of the Code.

     (e) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and has been so qualified during the period from its adoption to date, and each trust forming a part thereof is exempt from tax pursuant to Section 501(a) of the Code, and each Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by ERISA and any and all statutes, orders, final rules and applicable to such Employee Plan. No Employee Plan is currently, or at any time since December 31, 1996, has been, under audit or, to the knowledge of the Company, under any investigation by any Governmental Entity.

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     (f) There is no contract, agreement, plan or arrangement covering any employee or former employee of the Company that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 162(m) or Section 280G of the Code. Neither the Company nor any affiliate has any liability or potential liability to the stockholders of the Company arising from the award or grant or any stock option, warrant, stock appreciation, phantom stock, profit participation or similar rights with respect to the Company.

     (g) "BENEFIT ARRANGEMENT" shall mean each employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for compensation, bonus, profit-sharing, or other forms of incentive or deferred compensation, vacation benefits, disability benefits, workers' compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, health or medical insurance or other benefits) which (i) is not an Employee Plan, (ii) is entered into, maintained or contributed to, as the case may be, by the Company, and (iii) under which the Company has any material liability. Copies or descriptions of the Benefit Arrangements have been made available to Parent. Each Benefit Arrangement has been maintained in material compliance with its terms and with the requirements prescribed by any and all laws that are applicable to such Benefit Arrangement.

     (h) The transactions contemplated hereby will not result in any liability for severance pay to any employee or, with respect to any current or former employee, accelerate the exercisability, vesting or payment of any options, warrants, stock appreciation rights, phantom stock awards or any similar instruments, as the case may be, nor will any current or former employee be entitled to any payment solely by reason of such transactions.

     (i) All contributions required to be made to trusts in connection with any Employee Plan that would constitute a "defined contribution plan" (within the meaning of Section 3(34) of ERISA) have been made in a timely manner in compliance with applicable law and regulations.

     (j) Other than claims in the ordinary course for benefits with respect to the Employee Plans or Benefit Arrangements, there are no actions, suits or claims (including claims for income taxes, interest, penalties, fines or excise taxes with respect thereto) pending with respect to any Employee Plan or Benefit Arrangement, or any circumstances which, to the Company's knowledge, reasonably might give rise to any such action, suit or claim (including claims for income taxes, interest, penalties, fines or excise taxes with respect thereto).

     (k) All reports, returns and similar documents with respect to the Employee Plans or Benefit Arrangements required to be filed with any governmental agency have been so filed by the due date for such filings.

     (l) Neither the Company nor any affiliate has any obligation to provide health or other welfare benefits to former, retired or terminated employees, except as specifically required under Section 4980B of the Code or Section 601 of ERISA. The Company and all of its affiliates have complied in all material respects with the notice and continuation requirements of Section 4980B of the Code and Section 601 of ERISA and the regulations thereunder.

     (m) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or its affiliates relating to, any Employee Plan or Benefit Arrangement which in the aggregate would increase in any material respect the per employee expense of maintaining such Employee Plan or Benefit Arrangement above the level of the expense incurred on a per employee basis in respect thereof for the year ended December 31, 1999.

     (n) Neither the Company nor any affiliate is a party to any collective bargaining agreement; no collective bargaining agent has been certified as a representative of any of the employees of the Company or any affiliate; no representation campaign or election is now in progress with respect to any employee of the Company or any affiliate; and there are no labor disputes, grievances, controversies, strikes or requests for union representation pending, or, to the knowledge of the Company, threatened, relating to or affecting the Company, any affiliate or their respective businesses.

     (o) Each Employee Plan that has terminated on or after July 1, 1994 and prior to the date hereof and was intended to qualify under Section 401(a) or 401(k) of the Code upon its termination (each, a
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"TERMINATED PLAN" and collectively, the "TERMINATED PLANS") was so qualified upon its termination, and each trust established in connection with any such Terminated Plan that was intended to be exempt from federal income taxation under Section 501(a) of the Code was so exempt, each Terminated Plan has been maintained and terminated in material compliance with its terms and with the requirements prescribed by ERISA and any and all statutes, orders and final rules applicable to such Terminated Plan and no fact or event has occurred since the date of such Terminated Plan's adoption that adversely affects or could reasonably be expected to adversely affect the foregoing or the exempt status of any such trust upon their termination. There has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and the regulations thereunder) or violation of Sections 403 and 404 of ERISA and applicable regulations with respect to any Terminated Plan, and neither the Company nor any affiliate nor any fiduciary of any Terminated Plan, has any liability or potential liability on account of such Employee Plan termination, including with respect to the purchase of Company Common Stock from the participants or beneficiaries under such Terminated Plans, and the Company has performed all obligations required to be performed by it under, is not in any respect in default under or in violation of, and has no knowledge of, any default or violation by any party to, applicable law and the terms of the Terminated Plan (including, without limitation, any and all obligations relating to determining the eligibility, benefits, and rights of participants in the Terminated Plan).

     Section 4.12 Taxes.

     (a) The Company has duly and timely filed all U.S. federal, state and local income and franchise tax returns, excise filings, real and personal property tax returns, sales and use tax returns, VAT returns, escheat filings, payroll reportings and employee benefit returns, and all other tax returns and reports, whether domestic or foreign, including extensions, required to have been filed by the Company on or prior to the date hereof (collectively, all of the foregoing, the "COMPANY TAX RETURNS"). The Company has duly and timely paid and/or remitted all taxes, including, but not limited to, all income taxes, franchise taxes, excise taxes, property taxes, sales and use taxes, payroll taxes, VAT, withholding taxes, ad valorem taxes or assessments, (whether or not shown on any tax return) and other governmental charges, and all interest and penalties with respect thereto, required to be paid by the Company (whether by way of withholding or otherwise) to any U.S. federal, state, local or other taxing authority or any taxing authority in a foreign jurisdiction (except to the extent the same are being contested in good faith and adequate reserves therefor have been provided in the Company Financial Statements). As of the date hereof, all deficiencies proposed as a result of any audit have been paid or settled. The Company has no material liability for any taxes to any authority in any jurisdiction where the Company does not file a tax return, whether domestic or foreign; and the Company has not received any written claim from any authority in a jurisdiction where the Company does not file a tax return that it is or may be subject to taxation by that jurisdiction. There are no liens on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any tax.

     (b) The Company is not a party to, or bound by, or otherwise in any way obligated under, any tax sharing or similar agreement.

     (c) The Company has not consented to have the provisions of Section 341(f)(2) of the Code (or comparable state law provisions) apply to it, and the Company has not agreed or been requested to make any adjustment under Section 481(c) of the Code by reason of a change in accounting method or otherwise.

     (d) There is no dispute or claim concerning any tax liability of the Company either (i) claimed or raised by any authority in writing or (ii) as to which the Company has knowledge based upon personal contact with any agent of such authority. The Company Disclosure Letter lists all Company Tax Returns filed with respect to the Company for taxable periods ended on or after December 31, 1996 that have been audited or that currently are the subject of audit. The Company has made available to Parent correct and complete copies of all U.S. federal income tax returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company since December 31, 1996.

     (e) The Company has not waived any statute of limitations in respect of taxes or agreed to any extension of time with respect to a tax assessment or deficiency. The unpaid taxes of the Company (including, but not limited to, all taxes due and assessments and tax liabilities that have not yet been reported to or assessed by a taxing authority) (i) did not, as of June 30, 2000, exceed the reserve for tax liability (other than any reserve
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for deferred taxes established to reflect timing differences between book and tax income) set forth on the Company Interim Financial Statements and (ii) do not exceed that reserve as adjusted for the passage of time through the date hereof.

     Section 4.13 Compliance with Applicable Laws.

     (a) The Company is in compliance in all respects with all federal, state, foreign and local laws (whether statutory or otherwise), ordinances, rules, regulations, orders, judgments, decrees, writs and injunctions of any governmental authority (collectively, "Laws") applicable to the Company and its business, except for such noncompliance which would not have a Material Adverse Effect on the Company.

     (b) The Company has not received written notification from any governmental or regulatory authority within the past three (3) years of any asserted present or past failure to so comply with Laws, which failure would have a Material Adverse Effect on the Company and which has not been appropriately and completely resolved.

     Section 4.14 Section 368 of the Code.

     (a) The Initial Tax Certificate (as hereinafter defined in Section 6.14(b)(iii)) delivered by the Company is, and the Closing Tax Certificate to be delivered by the Company at Closing shall be, true and correct.

     (b) The Company has no knowledge of any reason, fact or circumstance which would cause the Merger to fail to qualify as a tax-free reorganization under
Section 368 of the Code; provided, however, that the Company has not considered for this purpose any information regarding Parent and Acquisition and their respective subsidiaries, and their respective properties, furnished by or on behalf of Parent and Acquisition to the Company or its advisors.

     Section 4.15 Brokers. Except for fees payable in connection with the opinion described in Section 4.22, no broker, finder or investment banker is entitled to any broker's, finder's or investment banking fee or other commission in connection with the transactions contemplated hereby as a result of arrangements made by or on behalf of the Company.

     Section 4.16 Environmental Matters. The Company and each predecessor for whose acts and omissions the Company is legally responsible, has complied with all laws and regulations relating to pollution and environmental control which are applicable to the Company or its properties or business, except for such noncompliance as would not have a Material Adverse Effect on the Company. The Company Disclosure Letter sets forth all litigation and other proceedings, and all rulings, orders or citations, pending against the Company, its properties or business, in each case relating to emissions or other proper disposal of materials.

     Section 4.17 Insurance. Company currently maintains, in full force and effect, all insurance policies that are reasonably required to be maintained for the conduct of its business or the ownership of its properties (both real and personal) (collectively, the "INSURANCE POLICIES"). True and complete copies of all the Company Insurance Policies have been made available to Parent. The Company (a) is not in default regarding the provisions of any Insurance Policy;
(b) has paid all premiums due thereunder; and (c) has not failed to present any notice or material claim thereunder in a due and timely fashion. The Insurance Policies are in effect and enforceable policies, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing. The coverage provided by the Insurance Policies, with respect to any insured act or event occurring on or prior the Closing Date, will not in any way be affected by or terminate or lapse by reason of the transactions contemplated hereby. The Company Disclosure Letter sets forth a listing, by policy, of all outstanding claims and the amount thereof made by the Company under each such policy.

     Section 4.18 Company not a Foreign Person. Company is not a "foreign person" for purposes of Section 1445 of the Code.

     Section 4.19 Bank Accounts. The Company Disclosure Letter sets forth the names and locations of all banks, trust companies, savings and loan associations, stock brokerages and other financial institutions at

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which the Company maintains accounts of any nature, or safe deposit boxes, and the name of all persons authorized to draw thereon or make withdrawals therefrom.

     Section 4.20 Title to Properties. The assets owned or leased by the Company are all of the assets necessary to conduct the business of the Company as currently being conducted and as proposed to be conducted. The Company has good and marketable title to all the assets it owns, real and personal, movable and immovable, tangible and intangible, free and clear of all claims, liens, charges, mortgages, attachments and other encumbrances of any kind or character, except for: (a) liens for taxes not yet due and payable, or (b) minor imperfections of title and encumbrances, if any, which (i) are not substantial in amount, (ii) do not detract from the value of the property subject thereto, impair the operations of the business of the Company, or the use or license of certain of the assets of the Company, and (iii) have arisen in the ordinary course of business consistent with past practice.

     Section 4.21 Related Party Transactions. No contract of the Company is with or for the benefit of (i) any party owning, or formerly owning, beneficially or of record, directly or indirectly, in excess of 5.0% of the outstanding capital stock of the Company, (ii) to the knowledge of the Company, any natural person related by blood, adoption or marriage to any such party
(iii) any director, officer or similar representative of any the Company, or
(iv) to the knowledge of the Company, any party or entity in which any of the foregoing parties has, directly or indirectly, at least a five percent beneficial interest (a "RELATED PARTY"). Without limiting the generality of the foregoing, no Related Party, directly or indirectly, owns or controls any material assets or material properties which are used in the Company's business and to the knowledge of the Company, no Related Party, directly or indirectly, engages in or has any significant interest in or connection with any business which is, or has been within the last two years, a competitor, customer or supplier of the Company or has done business with the Company or which currently sells or provides products or services which are similar or related to the products or services sold or provided in connection with the Business.

     Section 4.22 Opinion of Financial Advisor. The Company has received the oral opinion of Goldman, Sachs & Co. (to be confirmed in writing after the date hereof) to the effect that as of the date hereof, the Exchange Ratio with respect to the Company Common Stock is fair from a financial point of view to the stockholders of the Company, in connection with the acquisition of the Company pursuant to the Merger.

     Section 4.23 Disclosure. No representation or warranty of the Company herein (including the Company Disclosure Letter), and no certificate or affidavit furnished or to be furnished by or on behalf of the Company to Parent, Acquisition or their agents pursuant hereto, contains or will contain, at the time it is made, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                                   ARTICLE V

            REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION

     With such exceptions as are set forth in a letter (the "Parent Disclosure Letter") delivered by Parent to the Company prior to the execution hereof, making in the case of each such exception specific reference to the representation and warranty in this Article V so excepted, each of Parent and Acquisition jointly and severally represents and warrants to the Company as follows:

     Section 5.1 Organization and Qualification. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Acquisition is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Acquisition has the requisite corporate power and authority to carry on its business as it is now being conducted and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect on Parent. Parent has made available to the Company complete and correct copies of the Certificate of Incorporation and bylaws of Parent and Acquisition as in effect on the date hereof. The minute book of Parent, a true and complete copy of which has been made available to the Company, (a) accurately reflects all action taken by the directors and

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stockholders of Parent at meetings of Parent's board of directors or stockholders, as the case may be and (b) contains true and complete copies, or originals, of the respective minutes of all meetings or consent actions of the directors or stockholders.

     Section 5.2 Authority. Each of Parent and Acquisition has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery hereof and the consummation of the transactions contemplated hereby by each of Parent and Acquisition have been duly and validly authorized and approved by their respective boards of directors. No approval is required by the stockholders of Parent for the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. Parent, in its capacity as the sole stockholders of Acquisition, has approved and adopted this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Acquisition, and assuming the due authorization, execution and delivery by the Company, constitutes the valid and binding obligation of each of Parent and Acquisition, enforceable against each of Parent and Acquisition in accordance with its terms, subject, in each case, to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing.

     Section 5.3 Capitalization.

     (a) The authorized capital stock of Parent consists of (i) 100,000,000 shares of Common Stock, par value $.002 per share, of which 28,803,560 shares are issued and outstanding, and 752,510 shares are held in the treasury of Parent; and (ii) 4,620,253 shares of Preferred Stock, par value $.01 per share, of which no shares are issued and outstanding, and no shares are held in the treasury of Parent. All outstanding capital stock of Parent was issued and will be issued in material compliance with applicable federal and state securities laws. Except as disclosed in the SEC Documents (as hereinafter defined), including the Parent Financial Statements (as hereinafter defined) included therein: (i) there are no options, warrants, calls, convertible notes, agreements, commitments or other rights presently outstanding that would obligate Parent to issue, deliver or sell shares of its capital stock, or to grant, extend or enter into any such option, warrant, call, convertible note, agreement, commitment or other right; and (ii) Parent has no bonds, debentures, notes or other indebtedness issued or outstanding that have voting rights in Parent.

     (b) All of the issued and outstanding shares of capital stock of Parent are validly issued, fully paid and nonassessable. Parent is not a party to any registration rights agreement.

     (c) There are no outstanding or authorized stock appreciation, phantom stock profit participation or similar rights with respect to Parent.

     Section 5.4 Subsidiaries. Except as disclosed in the SEC Documents filed on or before the date hereof, Parent owns, directly or indirectly, all of the outstanding capital stock of the subsidiaries set forth on the Parent Disclosure Letter. Each such subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each of Parent's subsidiaries has the requisite corporate power and authority to carry on its business as it is now being conducted and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect on Parent. Parent has made available to the Company complete and correct copies of the Certificate or Articles of Incorporation and bylaws (or comparable charter documents with respect to any foreign jurisdiction) of each of Parent's subsidiaries as in effect on the date hereof. Except for the subsidiaries identified on the Parent Disclosure Letter, Parent has no subsidiaries and does not otherwise own or control, directly or indirectly, any controlling equity interest, or any security convertible into any controlling equity interest, in any Entity.

     Section 5.5 No Conflicts, Required Filings and Consents. Subject to any required filing pursuant to the H-S-R Act and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (i) none of the execution and delivery of this Agreement by Parent or Acquisition, (ii) the consummation by

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Parent and Acquisition of the transactions contemplated hereby, or (iii)
compliance by Parent and Acquisition with any of the provisions hereof, will:

     (a) conflict with or violate the Certificate of Incorporation or bylaws of Parent or Acquisition;

     (b) result in a violation of any constitution, statute, ordinance, rule, regulation, order, injunction, ruling, charge, judgment or decree applicable to Parent or Acquisition, or by which any of the properties or assets of Parent or Acquisition are bound of affected, except for such violations as would not have a Material Adverse Effect on Parent;

     (c) result in a violation or breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to any other any right of termination, amendment, acceleration or cancellation of, any material contract or any license, permit or franchise to which Parent or Acquisition is a party or by which any of the properties or assets of Parent or Acquisition are bound or affected, except for such violations, breaches and defaults as would not have a Material Adverse Effect on Parent;

     (d) result in the creation of any material lien on any material property or assets of Parent or Acquisition; or

     (e) require the consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notification to, any Governmental Entity or any other Person, except for (i) the filing with the Commission of the Registration Statement as set forth in Article VI hereof, (ii) such consents, waivers, approvals, orders or authorizations, registrations, declarations and filings, as may be required under applicable federal and state securities laws or by NASDAQ, and (iii) such other consents, approvals, orders, authorizations, registrations, declarations, which, if not obtained or made, would not have a Material Adverse Effect on Parent or prevent or materially delay the consummation of the transactions contemplated hereby.

     Section 5.6 Litigation. Except as otherwise disclosed in the SEC documents filed on or before the date hereof, there is no suit, action, claim, investigation or proceeding pending or, to the knowledge of Parent, threatened against or affecting Parent or Acquisition, nor is there any judgment, decree, injunction or order of any applicable Governmental Entity or arbitrator outstanding against Parent or Acquisition that, if adversely determined, would have a Material Adverse Effect on Parent.

     Section 5.7 Brokers. Except for fees payable in connection with the opinion described in Section 5.15, no broker, finder or investment banker is entitled to any broker's, finder's or investment banking fee in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Acquisition.

     Section 5.8 SEC Filings. Parent has timely filed with the Securities and Exchange Commission (the "COMMISSION") all reports, schedules, forms, proxy statements, registration statements and other documents required to be filed by Parent under the federal securities laws (collectively, all such reports, schedules, forms, proxy statements, registration statements and documents, the "SEC DOCUMENTS"). As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder (the "EXCHANGE ACT"), as the case may be, and the rules and regulations of the Commission promulgated thereunder applicable to the SEC Documents. As of their respective filing dates, none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by a later SEC Document filed and publicly available prior to the Effective Time, the circumstances or bases for which modifications or supersessions have not and will not individually or in the aggregate result in any material liability or obligation of Parent under the Securities Act or the Exchange.

     Section 5.9 Financial Statements. The following consolidated financial statements (collectively the "PARENT FINANCIAL STATEMENTS") consisting of: (i) the unaudited consolidated balance sheets and unaudited consolidated statements of income, changes in stockholders' equity, and cash flow as of and for the three months ended May 31, 2000 (the "PARENT INTERIM FINANCIAL STATEMENTS") of Parent and its subsidiaries, and (ii) the audited consolidated balance sheets as of February 28, 1999 and February 29, 2000 and the audited
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consolidated statements of income, changes in stockholders' equity and cash flow for the twelve months ended February 28, 1998, February 28, 1999 and February
29, 2000, which have been included in the SEC Documents (as amended or supplemented by any SEC Document filed on or before the date hereof) have been prepared in accordance with GAAP (except as otherwise disclosed in the SEC Documents and except, in the case of unaudited statements, as permitted by the rules of the Commission) applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of Parent and its subsidiaries as of such dates and the results of operations and cash flows of Parent and its subsidiaries for such periods (subject, in the case of unaudited financial statements, to normal and recurring year-end adjustments), and are consistent with the books and records of Parent.

     Section 5.10 Absence of Changes. Except as reported in the Parent Interim Financial Statements since February 29, 2000, Parent has not:

     (a) made any change in accounting methods or practices or valuation, or a material decrease in the book value, of any asset of Parent;

     (b) incurred any material liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise and whether due or to become due (including, but not limited to, any FASB Loss Contingency), except for such liabilities or obligations that do not exceed in the aggregate $500,000;

     (c) increased (other than increases resulting from the calculation of reserves in the ordinary course of business consistent with past practice that do not exceed in the aggregate $500,000) or experienced any change in any assumptions underlying or methods of calculating, any reserves for bad debt, any contingency or other reserves;

     (d) paid, discharged or satisfied any claims, encumbrances, liabilities or obligations (whether absolute, accrued, contingent or otherwise and whether due or to become due), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of (i) liabilities and obligations reflected or reserved against in the Parent Financial Statements or
(ii) liabilities and obligations arising in the ordinary course of business consistent with past practice since the date of the Parent Financial Statements;

     (e) determined as collectible any notes or accounts receivable or any portion thereof which were previously considered uncollectible, or written off as uncollectible any notes or accounts receivable or any portion thereof, except for write-downs in the ordinary course of business consistent with past practice in accordance with GAAP consistently applied;

     (f) declared or paid a dividend, or any other declaration, payment or distribution of any type or nature to any stockholder of Parent in respect of its stock, whether in cash or property;

     (g) except as disclosed in the SEC Documents, issued or sold capital stock of Parent or its subsidiaries or granted options, warrants or rights to purchase or subscribe for any of the capital stock of Parent or any of its subsidiaries or altered the terms of any presently outstanding options or made any changes (by split-up, combination, reorganization or otherwise) in the respective capital structure of Parent or any of its subsidiaries, except for such issuances of capital stock pursuant to the exercise of employee stock options, warrants and other convertible securities outstanding as of February 29, 2000 or the granting of options to purchase capital stock pursuant to employee stock option plans existing on as of February 29, 2000; or

     (h) agreed or committed to do any of the foregoing.

     Section 5.11 Intellectual Property.

     (a) All patents, trademarks, trade names, service marks, trade dress, Internet domain names, copyrights and any renewal rights therefor, technology, supplier lists, trade secrets, know-how, computer software programs or applications in both source and object code form, technical documentation of such software programs, registrations and applications for any of the foregoing and all other tangible or intangible proprietary information or materials that are or have been used (including without limitation in the development of) Parent's business and/or in any product, technology or process (i) currently being or formerly manufactured, published or marketed by Parent, (ii) previously or currently under development for possible future manufacturing, publication, marketing, or other use by Parent, or (iii) relating to services performed by Parent in the conduct of its business, are hereinafter referred to as the "PARENT INTELLECTUAL PROPERTY".

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     (b) The Parent Intellectual Property consists solely of items and rights which are: (i) owned by Parent; (ii) in the public domain; or (iii) rightfully used by Parent pursuant to a valid license (the "LICENSED PARENT INTELLECTUAL PROPERTY") (sufficient for the conduct of Parent's business as currently conducted and as proposed to be conducted). Parent has all rights in the Parent Intellectual Property necessary to carry out Parent's current activities (and had all rights necessary to carry out its former activities at the time such activities were being conducted), including without limitation, to the extent required to carry out such activities, rights to make, use, reproduce, modify, adopt, create derivative works based on, translate, distribute (directly or indirectly), transmit, display and perform publicly, license, rent and lease and, other than with respect to the Licensed Parent Intellectual Property, assign and sell, the Parent Intellectual Property.

     (c) To the knowledge of Parent, the reproduction, manufacturing, distribution, licensing, sublicensing, sale or any other exercise of rights in the Parent Intellectual Property, as now used or proposed for use, licensing or sale by Parent does not infringe on any copyright, trade secret, trademark, service mark, trade name, trade dress, firm name, Internet domain name, logo, trade dress, mask work or of any Person or the patent of any Person, except where such infringement would not have a Material Adverse Effect on Parent. No claims (i) challenging the validity, effectiveness or, other than with respect to the Licensed Parent Intellectual Property, ownership by Parent of any of the Parent Intellectual Property, or (ii) to the effect that the use, distribution, licensing, sublicensing, sale or any other exercise of rights in any of the Parent Intellectual Property as now used or proposed for use, licensing, sublicensing or sale by Parent infringes or will infringe on any intellectual property or other proprietary right of any person have been asserted or, to the knowledge of Parent, are threatened by any Person, nor are there, to Parent's knowledge, any valid grounds for any bona fide claim of any such kind. Parent has the right to use all source code now or previously constituting a portion of the Parent Intellectual Property which is necessary for use in products being offered, products under development, for sale or license to, or use by, Parent or third parties. To the knowledge of Parent, all registered, granted or issued patents, trademarks, Internet domain names and copyrights held by Parent are enforceable and subsisting. To the knowledge of Parent, there is no unauthorized use, infringement or misappropriation of any of the Parent Intellectual Property by any third party, employee or former employee.

     (d) All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception and development of the Parent Intellectual Property on behalf of Parent, have executed nondisclosure agreements in the form made available to Parent and either (i) have been a party to a "work-for-hire" arrangement or agreements with Parent in accordance with applicable national and state law that has accorded Parent full, effective, exclusive and original ownership of all tangible and intangible property thereby arising, or (ii) have executed appropriate instruments of assignment in favor of Parent as assignee that have conveyed to Parent effective and exclusive ownership of all tangible and intangible property thereby arising.

     (e) Parent is not, nor as a result of the execution or delivery of this Agreement, or performance of Parent's obligations hereunder, will Parent be, in violation of any license, sublicense, agreement or instrument to which Parent is a party or otherwise bound and which relates to the Parent Intellectual Property, except as would not have a Material Adverse Effect on Parent; nor will execution or delivery of this Agreement, or performance of Parent's obligations hereunder, cause the termination or forfeiture, of any of the Parent Intellectual Property.

     (f) Parent has the rights to license or owns full and unencumbered right and good, valid and marketable title to all of Parent's software programs marketed by Parent to its customers and prospects (the "PARENT SOFTWARE PROGRAMS"), free and clear of all mortgages, pledges, liens, security interests, conditional sales agreements, encumbrances or charges of any kind, except for liens, encumbrances and charges arising from any blanket security interests granted by the Company. All unexpired representations and warranties made or given by Parent to any of its customers respecting any of the Parent Software Programs or its Parent Intellectual Property are true and correct in all material respects.

     (g) The source code and system documentation relating to the Parent Software Programs (i) have at all times been maintained in strict confidence,
(ii) have been disclosed by Parent only to employees who have a "need to know" the contents thereof in connection with the performance of their duties to Parent and who

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have executed the nondisclosure agreements, and (iii) have not been disclosed to any third party not under an obligation to maintain the confidential nature of such information.

     Section 5.12 Taxes.

     (a) Parent has duly and timely filed all U.S. federal, state and local income, and franchise tax returns, excise filings, real and personal property tax returns, sales and use tax returns, escheat filings, payroll reporting and employee benefit returns, and all other tax returns and reports, including extensions, whether domestic or foreign, required to have been filed by Parent on or prior to the date hereof (collectively, all of the foregoing, the "PARENT TAX RETURNS"). With the exception of tax returns and potential liabilities to taxing authorities which, when netted against tax refunds receivable, would not in the aggregate exceed $500,000: Parent has duly and timely paid all taxes, including, but not limited to, all income taxes, franchise taxes, excise taxes, property taxes, sales and use taxes, payroll taxes, ad valorem taxes or assessments (whether or not shown on any tax return) and other governmental charges, and all interest and penalties with respect thereto, required to be paid by Parent (whether by way of withholding or otherwise) to any U.S. federal, state, local or other taxing authority or any taxing authority in a foreign jurisdiction (except to the extent the same are being contested in good faith, and adequate reserves therefor have been provided in Parent Financial Statements); as of the date hereof, all deficiencies proposed as a result of any audit have been paid or settled; and, Parent has no material liability for any taxes to any authority in any jurisdiction where Parent does not file a tax return, whether domestic or foreign; and Parent has not received any written claim from, any authority in a jurisdiction where Parent does not file a tax return that it is or may be subject to taxation by that jurisdiction. There are no liens on any of the assets of Parent that arose in connection with any failure (or alleged failure) to pay any tax.

     (b) Parent is not a party to, or bound by, or otherwise in any way obligated under, any tax sharing or similar agreement with parties not included in Parent's consolidated taxable group.

     (c) Parent has not consented to have the provisions of Section 341(f)(2) of the Code (or comparable state law provisions) apply to it, and Parent has not agreed or been requested to make any adjustment under Section 481(c) of the Code by reason of a change in accounting method or otherwise.

     (d) There is no dispute or claim concerning any tax liability of Parent either (i) claimed or raised by any authority in writing or (ii) as to which Parent has knowledge based upon personal contact with any agent of such authority. The Parent Disclosure Letter lists all Parent Tax Returns filed with respect to Parent for taxable periods ended on or after December 31, 1996 that have been audited or that currently are the subject of audit. Parent has made available to the Company correct and complete copies of all U.S. federal income tax returns, examination reports, and statements of deficiencies assessed against or agreed to by Parent since December 31, 1996.

     (e) Parent has not waived any statute of limitations in respect of taxes or agreed to any extension of time with respect to a tax assessment or deficiency.

     (f) The unpaid taxes of Parent (including, but not limited to, all taxes due and assessments and tax liabilities that have not yet been reported to or assessed by a taxing authority) (i) did not, as of May 31, 2000, exceed the reserve for tax liability (other than any reserve for deferred taxes established to reflect timing differences between book and tax income) set forth on Parent Interim Financial Statements and (ii) do not exceed that reserve as adjusted for the passage of time through the date hereof in accordance with the past custom and practice of Company in filing its tax returns.

     Section 5.13 Trading on NASDAQ. The Parent Common Stock is authorized for quotation on the NASDAQ, and the trading in the Parent Common Stock on NASDAQ has not been suspended.

     Section 5.14 Section 368 of the Code.

     (a) The Initial Tax Certificate delivered by Parent is, and the Closing Tax Certificate to be delivered by Parent at Closing shall be, true and correct.

     (b) Parent has no knowledge of any reason, fact or circumstance which would cause the Merger to fail to qualify as a tax-free reorganization under Section 368 of the Code; provided, however, that Parent has not

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considered for this purpose any information regarding the Company and its subsidiaries, and their respective properties, furnished by or on behalf of the Company to Parent or its advisors.

     Section 5.15 Opinion of Financial Advisor. Parent and Acquisition have received the written opinion of Deutsche Bank Securities Inc. to the effect that as of the date hereof, the consideration payable by Parent to the stockholders of the Company for all of the issued and outstanding capital stock of the Company is fair from a financial point of view to Parent, in connection with the acquisition of the Company pursuant to the Merger.

     Section 5.16 Disclosure. No representation or warranty of parent or Acquisition herein (including the Parent Disclosure Letter), and no certificate or affidavit furnished or to be furnished by or on behalf of Parent or by Acquisition to the Company or its agents pursuant hereto, contains or will contain, at the time it is made, any untrue statement of a material fact required to be stated thereon or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     Section 6.1 S-3 Registration Statement. The parties contemplate that, not later than ten (10) days after the date hereof, Dilworth Paxson LLP shall prepare and deliver to Parent and its professional advisors, an opinion (the "DILWORTH SECURITIES OPINION") to the effect that no registration under the Securities Act is necessary with respect to the issuance at Closing of the shares of Parent Common Stock. Provided that the Dilworth Securities Opinion is so delivered by such date and is in all respects satisfactory to the Company, Parent and their respective professional advisors, then in such event:

     (a) By not later than ninety (90) days after Parent has completed an offering of Parent Common Stock or debt or securities convertible into Parent Common Stock (but in no event later than March 31, 2001), Parent shall:

          (i) Prepare and file a registration statement with the Commission on Form S-3 under the Securities Act (or in the event that the Company is ineligible to use such form, such other form as the Company is eligible to use under the Securities Act) ("REGISTRATION STATEMENT") covering the resale of the Parent Common Stock including all Escrow Shares (the "REGISTRABLE SECURITIES"), issued to holders of Company Capital Stock as of the Effective Time who receive shares of Parent Common Stock in connection with the Merger, or their successors or assigns in accordance with Section 6.1(n) (the "HOLDERS"), which Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein not misleading. Such Registration Statement shall, in addition and without limitation, register (pursuant to Rule 416 under the Securities Act, or otherwise) such additional indeterminate number of Registrable Securities as shall be necessary to prevent dilution resulting from stock splits, stock dividends or similar transactions. Thereafter, the Company shall use its reasonable best efforts to cause such Registration Statement and other filings to be declared effective as soon as practicable. Parent shall not be obligated to include in such Registration Statement any shares of Parent Common Stock of the Holders other than shares issued pursuant to this Agreement.

          (ii) Prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection with such Registration Statement as may be necessary to keep the Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement as set forth in the Registration Statement and then on a continuous basis in accordance with Rule 415 under the Securities Act; and, notify the Holders of the effectiveness of such Registration Statement and any amendments or supplements thereto.

          (iii) Furnish to each Holder such numbers of copies of a current prospectus conforming with the requirements of the Securities Act, copies of the Registration Statement, any amendment or supplement thereto and any documents incorporated by reference therein and such other documents as such Holder

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     may reasonably require in order to facilitate the disposition of
     Registrable Securities owned by such Holder.

          (iv) (A) Register and qualify, or obtain an appropriate exemption from registration or qualification for, the securities covered by such Registration Statement under such other securities or "Blue Sky" laws of each jurisdiction of the United States as the Holders may reasonably request, (B) prepare and file in those jurisdictions such supplements (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof, (C) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times, and (D) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified, or to file a general consent to service of process in any jurisdiction with respect to matters unrelated to the issuance of Parent Company Stock pursuant hereto.

          (v) Promptly notify each Holder in writing of the happening of any such event as a result of which the prospectus (including any supplements thereto or thereof) included in such Registration Statement, as then in effect, includes an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and use its reasonable best efforts to promptly update and/or correct such prospectus to correct such untrue statement or omission, and deliver such number of copies of such supplement or amendment to each Holder as such Holder may reasonably request.

          (vi) Promptly notify each Holder of the issuance by the Commission or any state securities commission or agency of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose. Parent shall take all reasonable actions necessary to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible time.

          (vii) Permit a single firm of counsel, designated as Holders' counsel by a majority-in-interest of the Registrable Securities included in the Registration Statement, and reasonably satisfactory to Parent, to review
     (A) the Registration Statement and (B) all amendments and supplements thereto relating to information concerning the Holders within a reasonable period of time prior to filing thereof, to the extent practicable.

          (viii) List the Registrable Securities covered by such Registration Statement with all securities exchange(s) and/or markets on which the Parent Common Stock is then listed and prepare and file any required filings with the National Association of Securities Dealers, Inc. or any exchange or market where the shares of Parent Common Stock are traded.

          (ix) If applicable, take all steps necessary to enable Holders to avail themselves of the prospectus delivery mechanism set forth in Rule 153 (or successor thereto) under the Securities Act.

          (x) Provide a CUSIP number and a transfer agent and registrar, which may be a single entity, for the Registrable Securities not later than the effective date of the Registration Statement.

          (xi) At the reasonable request of the Holders of a majority-in-interest of the Registrable Securities, prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary in order to change the plan of distribution set forth in such Registration Statement.

          (xii) Furnish to the Holders a "10b-5 negative assurances letter" and independent auditor's comfort letter, both similar to such as would be provided in an underwritten offering.

          (xiii) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering.

     (b) Upon written notice to the Holders, Parent may suspend the use of any prospectus used in connection with the Registration Statement if the Board of Directors of Parent determines in good faith based

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upon advice of counsel that the use of the prospectus would be misleading because of material non-public information known to Parent and disclosure of which is determined by the Board of Directors to be materially detrimental to Parent and is not otherwise required by law; provided, however, that Parent may utilize this provision only once in any twelve (12) month period and any such suspension shall not exceed forty-five (45) calendar days. Parent will use its reasonable best efforts to cause any such suspension to terminate at the earliest possible date.

     (c) Parent shall pay the expenses incurred by it in complying with its obligations under this Section 6.1, including all registration and filing fees, exchange listing fees, the fees and expenses of counsel for Parent, the reasonable fees and expenses of one counsel retained by the Holders, which counsel shall be reasonably satisfactory to Parent, and the fees and expenses of accountants for Parent, but excluding any brokerage fees, selling commissions or underwriting discounts incurred by the Holders in connection with sales under the Registration Statement.

     (d) Parent shall seek to continue to qualify for registration on Form S-3 or any comparable or successor form or forms, or in the event that the Company is ineligible to use form, such form as the Company is eligible to use under the Securities Act.

     (e) In the case of the registration effected by Parent pursuant to this
Section 6.1, Parent will use its reasonable best efforts to keep such registration effective until all the Holders have completed the sales or distribution described in the Registration Statement relating thereto or, if earlier, until such Registrable Securities may be sold under Rule 144(k) (provided that Parent's transfer agent has accepted an instruction from Parent to such effect).

     (f) Parent will indemnify each Holder, each of its directors, officers and partners, and each person controlling each Holder within the meaning of Section 15 of the Securities Act and the rules and regulations thereunder, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document incident to any registration, qualification or compliance effected by Parent pursuant to this Section 6.1, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by Parent of the Securities Act or any state securities law or in either case, any rule or regulation thereunder applicable to Parent and relating to action or inaction required of Parent in connection with any such registration, qualification or compliance, and will reimburse each Holder, each of its officers, directors and partners, and each person controlling such Holder, for any legal and any other expenses reasonably incurred in connection with investigating and defending any such claim, loss, damage, liability or action, provided that Parent will not be liable in any such case to a Holder to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission based upon written information furnished to Parent by or on behalf of such Holder therefor and stated to be specifically for use therein. The indemnity agreement contained in this Section 6.1(f) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of Parent (which consent will not be unreasonably withheld).

     (g) Each Holder will indemnify Parent, each of its directors, officers and partners, each person who controls Parent within the meaning of Section 15 of the Securities Act and the rules and regulations thereunder, and each other Holder, and each of their directors, officers and partners, and each person controlling such other Holder(s), against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading, and will reimburse Parent and such other Holder(s) and their directors, officers and partners, or control persons for any legal or any other expenses reasonably incurred in connection with investigating and defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to Parent by such Holder and stated to be

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specifically for use therein; provided, however, that the obligations of each of the Holders hereunder shall be limited to an amount equal to the net proceeds to such Holder of securities sold pursuant to the Registration Statement. The indemnity agreement contained in this Section 6.1(g) shall not apply to amounts paid in settlement of any such claims, losses, damages or liabilities if such settlement is effected without the consent of such Holder (which consent shall not be unreasonably withheld).

     (h) Each party entitled to indemnification under this Section 6.1 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld) and the Indemnified Party may participate in such defense at the Indemnified Party's expense (unless the Indemnified Party shall have reasonably concluded that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party in such action, in which case the fees and expenses of counsel shall be at the expense of the Indemnifying Party), and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 6.1 unless, and only to the extent that, the Indemnifying Party is materially prejudiced thereby. No Indemnifying Party, in the defense of any such claim or litigation shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with the defense of such claim and litigation resulting therefrom.

     (i) If the indemnification provided for in this Section 6.1 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage or expense referred to herein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue (or alleged untrue) statement of a material fact or the omission (or alleged omission) to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

     (j) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with any underwritten public offering contemplated by this Agreement are in conflict with the foregoing provisions, the provisions in such underwriting agreement shall be controlling.

     (k) With a view to making available the benefits of certain rules and regulations of the SEC which may permit the sale of restricted securities to the public without registration, Parent agrees to use its reasonable best efforts to
(i) make and keep public information available as those terms are understood and defined in Rule 144 under the Securities Act, or any successor rule, at all times after the date hereof, (ii) use its reasonable best efforts to file with the SEC in a timely manner all reports and other documents required of Parent under the Securities Act and the Exchange Act at any time, and (iii) so long as the Holder owns any Registrable Securities, furnish to the Holder upon request, a written statement by Parent as to its compliance with the reporting requirements of Rule 144, and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of Parent, and such other reports and documents so filed as the Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing the Holder to sell any such securities without registration.

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     (l) Each Holder shall notify Parent in writing promptly after, and in no event later than five (5) business days after, the sale or other disposition by the Holder of any of the Registrable Securities.

     (m) Parent shall not include any securities in the Registration Statement other than securities owned by the Holders.

     (n) Any Holder may assign its registration rights under this Section 6.1 in connection with a transfer of the Registrable Securities, prior to the date of the initial filing of the Registration Statement with the Commission, to an affiliate of such Holder or a child, spouse or other member of such Holder's immediate family or a trust for the benefit of any such person, provided each such transferee agrees in a written instrument delivered to Parent to be bound by this Section 6.1; provided, however, that any Holder who owns in excess of 50,000 shares of the Registrable Securities may assign its registration rights under this Section 6.1 at any time in connection with a private resale of the Registrable Securities or in connection with a transfer of the Registrable Securities to an affiliate of such Holder or a child, spouse or other member of such Holder's immediate family or a trust for the benefit of any such person, provided each such transferee agrees in a written instrument delivered to Parent to be bound by this Section 6.1.

     (o) Parent agrees not to file any registration statement (other than a registration statement related to a public offering by Parent of its securities or a registration statement in connection with an offering by Parent pursuant to Rule 144(A) under the Securities Act) prior to the effective date of the Registration Statement.

     (p) If the Registration Statement is not declared effective on or before June 1, 2001, Parent agrees to assume and be bound by the terms and provisions of that certain Registration Rights Agreement dated September 30, 1998 by and among the Company and the other parties identified therein, as amended by Amendment No. 1 dated August 27, 1999.

     Section 6.2 Registration Statement on Form S-4. If the Dilworth Securities Opinion for any reason is not delivered to Parent within ten (10) days after the date hereof, or if the Dilworth Securities Opinion is not in all respects satisfactory to the Company, Parent and their respective professional advisors, then in such event:

     (a) Parent and the Company shall cooperate to prepare and cause to be filed on or before October 31, 2000 with the Commission a Registration Statement on Form S-4 with respect to the issuance of parent Common Stock in the Merger (the "Form S-4"). Each of Parent and the Company shall use reasonable best efforts to cause the Form S-4 to comply with applicable law and the rules and regulations promulgated by the Commission, to respond promptly to any comments of the Commission or its staff and to have the Form S-4 declared effective under the Securities Act as promptly as practicable after it is filed with the Commission. Each of the parties hereto shall promptly furnish to the other party all information concerning itself, its stockholders and its affiliates that may be required or reasonably requested in connection with any action contemplated by this Section 6.2. If any event relating to Parent or the Company occurs, or if Parent or the Company becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4, Parent or the Company, as applicable, shall inform the other thereof and shall cooperate with each other in filing such amendment or supplement with the Commission, and if appropriate, in mailing such amendment or supplement to the stockholders of Parent and the Company. Each party will notify the other promptly upon the receipt of any comments from the Commission or its staff or any other government officials and of any request by the Commission or its staff or any other government officials for amendments or supplements to the Form S-4 or for additional information and will supply the other party with copies of all correspondence between Parent, the Company or any of their representatives, on the one hand, and the Commission, or its staff or any other government officials, on the other hand, with respect to the Form S-4 or the Merger. Each party shall cooperate as requested by the other party in connection with responding to any such comments or requests.

     In addition, Parent shall file a Form S-3 if required in order to permit the resale of the Registrable Securities by a Holder which is an affiliate of Parent.

     (b) Prior to the Effective Time, Parent shall use reasonable efforts to obtain all regulatory or other approvals needed to ensure that the Parent Common Stock to be issued in the Merger: (i) will be registered or qualified under the securities law of every jurisdiction of the United States in which any registered holder of

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the Company Capital Stock who is receiving shares of registered Parent Common
Stock has an address of record or be exempt from such registration and (ii) will be approved for quotation at the Effective Time on the Nasdaq subject to official notice of issuance; provided, however, that Parent shall not, pursuant to the foregoing, be required (A) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified or (B) to file a general consent to service of process in any jurisdiction with respect to matters unrelated to the issuance of Parent Common Stock pursuant hereto.

     (c) Each of Parent and the Company (in respect of the information respectively supplied by it) agrees that (i) none of the information to be supplied by it or its affiliates for inclusion in the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading: and (ii) as to matters respecting it, the Form S-4 will comply as to form in all material respect with the provisions of the Securities Act and the Exchange Act, as applicable, and the rules and regulations promulgated by the Commission thereunder, except that no covenant, representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent for inclusion or incorporation by reference therein and no covenant, representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

     Section 6.3 Notice to Company Stockholders of the Merger. As soon as may be reasonably practicable, but not later than five (5) days after the date hereof, the Company shall notify each of the stockholders of the Company who are entitled to appraisal rights of the approval of the Merger and that appraisal rights are available for any or all shares of capital stock of the Company held by such stockholders, in accordance with the provisions of (a) Section 262(d)(2) of the DGCL, and (b) Section 228(d) of the DGCL. The Company shall permit counsel for Parent to review such notice within a reasonable period of time prior to the date of the making of such notification. In connection with such notification, Parent shall provide to the Company and its counsel such SEC Documents and information concerning Parent, for inclusion in the notification, as the Company and its counsel may reasonably request.

     Section 6.4 Cooperation; Access to Information; Consents..

     (a) Upon reasonable prior notice, the Company shall afford Parent and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to all of its properties, books, contracts, commitments and records, all other information concerning its business, properties and personnel (subject to restrictions imposed by applicable law) as Parent may reasonably request and all its key employees. Upon reasonable prior notice, Parent shall afford the Company and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to all of its properties, books, contracts, commitments and records, all other information concerning its business, properties and personnel (subject to restrictions imposed by applicable law) as the Company may reasonably request and all its key employees. No information or knowledge obtained in any investigation pursuant to this Section 6.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     (b) The Company and Parent shall use their reasonable best efforts to obtain the consents, waivers, assignments and approvals under any of their respective material contracts as may be required in connection with the Merger so as to preserve all rights of, and benefits to, the Company and Parent thereunder.

     Section 6.5 Expenses. Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties ("THIRD PARTY EXPENSES") incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses, it being understood that the fees and expenses associated with printing and distributing the materials under Section 6.2 are the obligations of the Parent.

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     Section 6.6 Public Disclosures.  Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger or the transactions contemplated hereby or thereby and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law, the NASDAQ or any listing agreement with a national securities exchange. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

     Section 6.7 Reasonable Best Efforts. Subject to the terms and conditions provided in this Agreement, each of the parties hereto shall use its reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, to obtain all necessary waivers, consents, tax opinions and approvals and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to cause the Merger to be effective on or before October 31, 2000 or as soon as practicable thereafter and otherwise to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement. Notwithstanding the foregoing, (A) none of Parent, the Company or any of their respective subsidiaries shall be required to agree to any divestiture or hold separate or similar transactions by it or any of its subsidiaries or affiliates of shares of capital stock or of any business, assets or property of any of them or any of their subsidiaries or affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock and (B) the Company shall not, without Parent's prior written consent, commit to any divestiture or hold separate or similar transaction by it or any of its subsidiaries or affiliates of shares of capital stock or of any business, assets or property of any of them or any of their subsidiaries or affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to on or exercise control of such assets, properties and stock.

     Section 6.8 Notification of Certain Matters. Each of the Company and Parent shall give prompt notice to the other party of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of any party contained in this Agreement to be untrue and inaccurate at or prior to the Effective Time such that the conditions set forth in Section 7.2(b) or 7.3(b) would not be satisfied and (ii) any failure of Parent or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder which is likely to cause any condition set in Article VII hereof not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.8 shall not limit or otherwise affect any remedies available to the party receiving such notice and no disclosure by Parent or the Company, pursuant to this Section 6.8 shall be deemed to amend or supplement the Parent Disclosure Letter or the Company Disclosure Letter, respectively, or prevent or cure any misrepresentations, breach of warranty or breach of covenant, unless the recipient party shall agree in writing to accept the disclosures set forth in any such notice.

     Section 6.9 Support Agreements; Share Transfer Restriction
Agreements. Those stockholders of the Company listed on Schedule 6.9 attached hereto have delivered to Parent, concurrently with the execution of this Agreement, (i) executed Support Agreements, substantially in the form attached hereto as Exhibit B, and (ii) executed Share Transfer Restriction Agreements, substantially in the form of Exhibit C attached hereto.

     Section 6.10 Regulatory Filings; Reasonable Best Efforts. As soon as may be reasonably practicable, Parent and the Company each shall file with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "DOJ") Notification and Report Forms relating to the transactions contemplated herein as required by the H-S-R Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties. Parent and the Company each shall promptly (a) supply the other with any information which may be required in order to effectuate such filings and (b) supply any additional information which reasonably may be required by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate.

     Section 6.11 Additional Documents and Further Assurances. Each party hereto, at the request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and

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things as may be necessary or desirable for effecting completely the consummation of this Agreement, the Merger and the transactions contemplated hereby.

     Section 6.12 Company Stock Rights.

     (a) Each Company Stock Right which is vested prior to or as of the Closing may be exercised by the holder thereof as and if so vested at any time prior to or at Closing, and shares of Company Common Stock shall be issued to such holder upon such exercise in accordance with the terms of such Company Stock Right, provided that such holder pays to the Company the applicable exercise price or warrant purchase price and otherwise complies with all conditions to and procedures for the exercise of such options, warrants or rights.

     (b) Each Company Stock Right which (i) is not vested prior to or as of the Closing or (ii) otherwise is not exercised by the holder thereof prior to or at the Closing, shall without further action on the part of the holder thereof be converted into an option to acquire a number of shares of Parent Common Stock equal to the Exchange Ratio (applicable to the conversion of Company Common Stock, as determined in accordance with Section 3.1(c)(i) or 3.1(c)(ii)(B), as applicable, hereof), rounded up to the nearest whole share (except where such rounding would adversely affect the status of an option to acquire Company Common Stock as an incentive stock option under Section 422 of the Code), and at a per share option price equal to the per share option price, if any, under the related Company Stock Right divided by the Exchange Ratio (applicable to the conversion of Company Common Stock, as determined in accordance with Section 3.1(c)(i) or 3.1(c)(ii)(B), as applicable, hereof), on terms and conditions substantially identical to the terms and conditions existing under the related Company Stock Right so converted.

     (c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the options assumed in accordance with this Section 6.12. Not later than ten (10) days after the Effective Time, Parent shall file a Registration Statement on Form S-8 (or any successor form) under the Securities Act with respect to all shares of Parent Common Stock subject to options that may be registered on a Form S-8, and shall use its reasonable best efforts to maintain the effectiveness of such Registration Statement for so long as such options remain outstanding.

     Section 6.13 Employee Benefits. From the Effective Time and until December 31, 2000, Parent shall cause the Company to continue (a) to maintain employee benefits plans and benefit arrangements for the benefit of the Company's employees which are no less favorable in the aggregate than the Employee Plans and Benefit Arrangements and (b) to continue to provide base compensation and incentive compensation opportunities for the Company's employees which in the aggregate are comparable to the base compensation and incentive compensation opportunities available to the Company's employees at the Closing; provided that, nothing herein shall be construed as requiring Parent or the Company to maintain the employment of any of the Company's employees through that date.

     Section 6.14 Certain Tax Matters.

     (a) Return Filing; Information Sharing.  Until the Closing Date:

          (i) The Company shall prepare and file, or cause to be prepared and filed, with the appropriate governmental authority all federal tax returns and all material state, local and foreign tax returns required to be filed (with extensions) by or with respect to the Company on or prior to the Closing Date;

          (ii) The Company agrees that it will, and will cause its affiliates to, make available all such information, employees and records of or relating to the Company as Parent may reasonably require with respect to matters relating to taxes (including, without limitation, the right to make copies of such information and records) and will cooperate with respect to all matters relating to all taxes (including, without limitation, the filing of tax returns, tax planning matters, the filing of an amended tax return (if the Company determines that such an amendment is necessary), audits, and proceedings); and

          (iii) If the Company or any affiliate thereof receives any written notice from any tax authority proposing any audit or adjustment to any tax relating to the Company, the Company or such affiliate shall give prompt written notice thereof to Parent which notice shall describe in detail each proposed adjustment.

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     (b) Certain Tax Opinions.

          (i) Parent represents, warrants and covenants that it has received an opinion of Paul, Hastings, Janofsky & Walker LLP ("PHJW"), counsel to Parent, issued for the sole reliance of Parent, in form and substance satisfactory to Parent, that the Merger, if consummated in accordance with this Agreement, and based upon the Initial Tax Certificates (defined below), will qualify as a reorganization within the meaning of Section 368(a) of the Code as in effect as of the date hereof (the "PHJW INITIAL TAX OPINION");

          (ii) The Company represents, warrants and covenants that it has received an opinion of King & Spalding ("K&S"), counsel to the Company, issued for the sole reliance of the Company, in form and substance satisfactory to the Company, that the Merger, if consummated in accordance with this Agreement, and based upon the Initial Tax Certificates (defined below), will qualify as a reorganization within the meaning of Section 368(a) of the Code as in effect as of the date hereof (the "K&S INITIAL TAX OPINION");

          (iii) In connection with the rendering of the Initial Tax Opinions, Parent, Acquisition and the Company have furnished PHJW and K&S with certificates signed by officers having authority to sign such certificates (the "INITIAL TAX CERTIFICATES"). Parent, Acquisition and the Company agree that they will furnish certificates dated as of the Closing Date in substantially the same form (updated as necessary) as the Initial Tax Certificates (the "CLOSING TAX CERTIFICATES") in connection with the issuance by PHJW and K&S of certain legal opinions dated as of the Closing Date;

          (iv) Parent, Acquisition and the Company shall cooperate in causing the Merger to qualify as a tax-free reorganization under Section 368(a) of the Code and shall treat the Merger as such a reorganization in which no other property or money (within the meaning of Section 356 of the Code, but excluding cash received in lieu of fractional shares) is received by Company stockholders (other than Dissenting Stockholders) for all tax purposes, including the reporting of the Merger as qualifying as such a reorganization on all relevant federal, state, local and foreign tax returns. Parent, Acquisition and the Company covenant and agree that they each shall not take any position or action inconsistent with the Initial Tax Certificates or the Closing Tax Certificates. Parent and the Company covenant and agree to (and to cause any affiliate or successor to) vigorously and in good faith defend all challenges to the tax-free status of the Merger; and

          (v) It is understood and agreed that both PHJW and K&S shall issue to their respective clients substantially identical opinions to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Code and related matters (A) for description in the notification to the Stockholders of the Company, described in Section 6.3, and (B) at Closing.

     (c) Tax Covenants. Parent and the Company covenant to each other that none of Parent, the Company or any of their respective subsidiaries has taken (or will take) any action that would prevent the Merger from qualifying as a reorganization described in Section 368(a) of the Code, including, without limitation, any action inconsistent with any representation, warranty, or covenant made or to be made in connection with opinions to be delivered pursuant to Sections 7.2(a) or 7.3(a) hereof. In addition, Parent and the Company each agree that in the event such party becomes aware of any such fact or circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization described in Section 368(a) of the Code, it will promptly notify the other party in writing.

     Section 6.15 No Solicitation. The Company agrees that it shall not, directly or indirectly, through any officer, director, employee, representative or agent (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a Competitive Proposal, or (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to any Competitive Proposal, or (iii) enter into any definitive agreement relating to a Competitive Proposal. For purposes of this Agreement, "COMPETITIVE PROPOSAL" means (i) any proposal or offer from any Person relating to any direct or indirect acquisition or purchase of all or a substantial part of the assets of the Company, (ii) any tender offer or exchange offer that if consummated would result in any Person beneficially owning twenty percent (20%) or more of any class of existing securities of the Company, (iii) any merger,

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consolidation, business combination, sale of substantially all of the assets, recapitalization, liquidation, dissolution, or similar transaction involving the Company, other than the transaction contemplated by the Agreement and other than transactions in the ordinary course of business consistent with past practice, or (iv) any other transaction the consummation of which would reasonably be expected to impede or delay the Merger.

     Section 6.16 Parent Board of Directors. Parent shall cause the Parent's Board of Directors to select and elect (i) one individual selected by Parent's Board of Directors from General Atlantic Partners 49, L.P., General Atlantic Partners 57, L.P., GAP Coinvestment Partners, L.P. and GAP Coinvestment Partners II, L.P., collectively as a group, and (ii) one individual selected by Parent's Board of Directors from the Company's Board of Directors to serve as members of Parent's Board of Directors in the respective classes of directors which shall have the longest unexpired terms at the time of each individual's election, such elections to be effective as of the Effective Time; and, in connection therewith, if necessary to add such persons to its Board of Directors, Parent shall take all actions necessary to expand the Parent's Board of Directors.

     Section 6.17 Parent Employee Retention Plan. As soon as practicable following the date of this Agreement and conditioned upon the consummation of the Merger, Parent's Board of Directors will adopt such resolutions or take other actions as may be required to create an employee retention plan, acceptable to Parent's Board of Directors, pursuant to which options to purchase shares of Parent Common Stock will be granted to employees of the Company, which shares will be subject to forfeiture in the event such employee voluntarily resigns or is terminated with cause by the Surviving Corporation, on such plan terms, provisions and conditions as are acceptable to the Board. The allocation of options to be awarded under the employee retention plan and all of the other terms and provisions of the awards thereunder shall be made by the compensation committee of Parent's Board of Directors, in consultation with the two (2) outside directors of the Company's Board of Directors.

     Section 6.18 NASDAQ Additional Shares Notification. Parent will file an additional shares notification with NASDAQ (the "Additional Shares Notification") to approve for listing, subject to official notice of its issuance, the shares of Parent Common Stock to be issued in connection with the Merger. Parent shall exercise reasonable good faith efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time. Parent will provide to the Company a copy of the Additional Shares Notification (including the opinion of counsel furnished therewith).

     Section 6.19 No Solicitation of Employees. The parties hereto agree that each such party shall not, directly or indirectly, through any entity, officer, director, employee, financial advisor, representative or agent of such party for a period commencing on the date hereof and terminating on the earlier of the Closing Date or the twelve (12) month anniversary of the termination of this Agreement, recruit or solicit any employee of the other party hereto or induce any employee of the other party hereto to terminate their agreement or relationship with such other party.

     Section 6.20 Indemnification of Directors and Officers.

     (a) Parent and the Surviving Corporation agree that the indemnification obligations set forth in the Company's Certificate of Incorporation and bylaws, in each case as of the Effective Time, shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of seven (7) years after the Effective Time in any manner that would adversely affect the rights thereunder of the individuals who on or prior to the Effective Time, were directors or officers of the Company or any of its subsidiaries.

     (b) After the Effective Time, Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director or officer of the Company and each of its subsidiaries and each such person who served at the request of the Company or any of its subsidiaries as a director, officer, trustee, partner or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, the "Indemnified Parties") against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative or investiga-

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tive, arising out of or pertaining to any action or omission in their capacity as an officer, director or other person to whom this provision applies, in each case occurring before the Effective Time (including the transactions contemplated by this Agreement).

     (c) For a period of seven (7) years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company with respect to matters arising before the Effective Time.

     (d) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties to any person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, honor the indemnification obligations set forth in this Section 6.20.

     (e) The obligations of Parent and the Surviving Corporation under this
Section 6.20 shall not be terminated or modified in such a manner as to adversely affect any director, officer or other person without the consent of such affected director, officer or other person (it being expressly agreed that each such director, officer or other person to whom this Section 6.20 applies shall be a third-party beneficiary of this Section 6.20).

     Section 6.21 Maintain S-3 Eligibility. Following the Effective Time, Parent shall use its reasonable best efforts and take all actions necessary to maintain eligibility to register its securities under the Securities Act on Form S-3.

     Section 6.22 Dividend on Class A Preferred Stock. As of the date hereof, there are dividends accrued, but unpaid, in respect of the shares of the Company's Series A Preferred Stock in the amount set forth in the Company Disclosure Letter(the "SERIES A PREFERRED STOCK DIVIDENDS"). Immediately prior to the Effective Time, if the holders determine to convert their shares of Series A Preferred Stock into shares of Class B Common Stock in accordance with
Section IV.C.5.(a) of the Company's Certificate of Incorporation, the Series A Preferred Stock Dividends will be paid in full in cash.

     Section 6.23 Conduct of Business Pending Closing. Between the date hereof and the Effective Time, the business of Parent and the Company each shall be conducted only in the ordinary and usual course and consistent with prior practice.

     Section 6.24 Employment Agreements. The Company shall use its reasonable best efforts to cause each of the employees of the Company set forth on Schedule
6.24 hereto (the "Key Employees"), to execute and deliver to Parent and the Company an Employment Agreement by and between the Company and each Key Employee in form and substance satisfactory to Parent.

     Section 6.25 Secondary Offering. If Parent determines to commence a public offering of its securities, Parent agrees in good faith to proceed with such offering as promptly as is reasonably practicable.

     Section 6.26 No Adverse Actions. Each of the parties hereto agrees not to, directly or indirectly, knowingly take any action which could materially delay the consummation of the Merger in accordance with the terms of this Agreement.

     Section 6.27 Securities Laws Compliance. If the Dilworth Securities Opinion is issued, the offer, sale and issuance of the Parent Common Stock pursuant to the terms of this Agreement will constitute transactions exempt from the registration requirements of Section 5 of the Securities Act, and the registration or qualification requirements of applicable states securities laws.

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                                  ARTICLE VII

                            CONDITIONS TO THE MERGER

     Section 7.1 Conditions to Obligations of Each Party. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

     (a) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there by any action taken, or any statue, rule, regulation, injunction order or decree enacted, entered, enforced, promulgated, issued or deemed applicable to the Merger which makes the consummation of the Merger illegal.

     (b) H-S-R Act. All waiting periods under the H-S-R Act relating to the transactions hereby will have expired or terminated early.

     (c) Dissenting Stockholders. The period of time permitted under Section 262 of the DGCL, during which the stockholders of the Company may demand the appraisal of their shares of Company Capital Stock, shall have expired.

     (d) Effectiveness of Form S-4 Registration Statement. If the Form S-4 shall have been filed in accordance with Section 6.2 hereof, such Form S-4 shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the Commission with respect thereto.

     Section 7.2 Conditions to Obligations of Parent. The obligations of Parent to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

     (a) Legal Opinion. Parent shall have received (i) the opinion of PHJW, counsel to Parent, in the form attached hereto as Exhibit D , to the effect that the Merger will be treated as a reorganization described in Section 368(a) of the Code, and that neither Parent nor any of its subsidiaries will recognize gain or loss by reasons of the issuance of the Parent Common Stock, in each case under the laws in effect as of the Closing Date, and (ii) the opinion of K&S, counsel to the Company, in form reasonably satisfactory to Parent and its counsel, to the effect that the provisions contained in Article XI and Exhibit F hereto relating to the indemnification of Parent and the related escrow of shares are enforceable in accordance with their terms. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering any such opinion.

     (b) Representations and Warranties. The representations and warranties of the Company in this Agreement shall be true and correct in all respects on and as of the Effective Time as though such representations and warranties were made on and as of such time, except for those representations and warranties which address matters only as of a particular date (which shall be true and correct only as of such date) and such inaccuracies as individually or in the aggregate would not have a Material Adverse Effect on the Company.

     (c) Covenants. The Company shall have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by the Company as of the Effective Time.

     (d) Certificate of the Company. Parent shall have been provided with a certificate executed on behalf of the Company by its President and Chief Executive Officer, its Chief Operating Officer or its Chief Financial Officer to the effect that, as of the Effective Time, the conditions set forth in Sections 7.2(b) and 7.2(c) have been met.

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

     (e) Dissenting Stockholders. Appraisal rights shall not have been properly demanded by Dissenting Stockholders of the Company pursuant to Section 262 of the DGCL for shares of the Company Common Stock in a number greater than seven percent (7%) of the Company Common Stock issued and outstanding immediately prior to the Effective Time (for these purposes, converting any shares of Company Preferred Stock held by such Dissenting Stockholders to the equivalent number of shares of Company Common Stock).

     (f) Share Transfer Restriction Agreements. All of the Share Transfer Restriction Agreements delivered by stockholders of the Company to Parent shall be in full force and effect in accordance with their terms.

     Section 7.3 Conditions to the Obligations of the Company. The obligations of the Company to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

     (a) Legal Opinion. The Company shall have received (i) the opinion of K&S, counsel to the Company, in the form attached hereto as Exhibit E, to the effect that the Merger will be treated as a reorganization described in Section 368(a) of the Code under the law in effect as of the Closing Date. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering any such opinion.

     (b) Representations and Warranties. The representations and warranties of Parent and Acquisition in this Agreement shall be true and correct in all respects and as of the Effective Time as though such representations and warranties were made on and as of the Effective Time, except for those representations and warranties which address matters only as of a particular date (which shall be true and correct only as of such date) and such inaccuracies as individually or in the aggregate would not have a Material Adverse Effect on Parent.

     (c) Covenants. Parent and Acquisition shall have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by them as of the Effective Time.

     (d) Certificate of Parent. The Company shall have been provided with a certificate executed on behalf of Parent by officers with titles of Senior Vice President or above to the effect that, as of the Effective Time, the conditions set forth in Sections 7.2(b) and 7.2(c) have been met.

                                  ARTICLE VIII

                                    SURVIVAL

     Section 8.1 Survival. Except as otherwise provided in the Terms and Provisions of the Escrow and Indemnification Rights set forth in Exhibit F attached hereto, and subject to the provisions of Section 5.3 of Exhibit F, the representations and warranties of the Company and Parent set forth in this Agreement shall terminate immediately upon the Effective Time. The covenants and agreements of the Company and Parent set forth in this Agreement shall survive the Effective Time and shall remain in full force and effect until performed or satisfied by the applicable party responsible for the same in this Agreement.

     Section 8.2 Disclaimer of Other Representations and Warranties. No party hereto makes any representation or warranty other than those representations and warranties set forth in this Agreement (including Exhibits and Schedules hereto).

                                   ARTICLE IX

                       TERMINATION, AMENDMENT AND WAIVER

     Section 9.1 Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

     (a) by mutual consent of Parent and the Company;

     (b) by the Company or Parent if: (i) the Effective Time has not occurred by
(x) December 31, 2000 or (y) in the event the Form S-4 is filed in accordance with Section 6.2 hereof, then March 31, 2001; provided,

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

however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement; provided, further, that any party terminating this Agreement pursuant to this Section 9.1(b)(i) shall provide the other party with written notice of such termination, which notice shall set forth those conditions to such party's obligations hereunder that have not been satisfied as of such date; or (ii) there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the Merger; or (iii) there shall be any statute, rule, regulation, injunction, order or decree enacted, entered, enforced, promulgated, issued or deemed applicable to the Merger which makes consummation of the Merger illegal;

     (c) by Parent or the Company if there shall be any governmental action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Entity, which would (i) prohibit Parent's ownership or operation of any material portion of the business of the Company or (ii) compel Parent or the Company to dispose of or hold separate all or a material portion of the business assets of the Company as a result of the Merger;

     (d) by the Company if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty or covenant contained in this Agreement on the part of either Parent or Acquisition, or if any representation or warranty on the part of Parent shall have become untrue (except for those representations and warranties which address matters only as of a particular date, which shall be true and correct only as of such date), and such inaccuracy in such representation or warranty or breach shall have a Material Adverse Effect on Parent; or

     (e) by Parent if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty or covenant contained in this Agreement on the part of the Company, or if any representation or warranty of the Company shall have become untrue (except for those representations and warranties which address matters only as of a particular date, which shall be true and correct only as of such date) and such inaccuracy in such representations and warranties or such breach shall have a Material Adverse Effect on the Company.

     Section 9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1 and subject to the payment of any amounts due under Section 9.3, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Acquisition or the Company, or their respective officers, directors or stockholders, provided that each party shall remain liable for any willful breaches of such party's covenants hereunder or intentional or willful breaches of such party's representations and warranties hereunder prior to its termination; provided, further, that the provisions of Sections 6.5, 6.19 and 9.3 of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

     Section 9.3 Termination Fees and Other Events.

     (a) If Parent shall terminate this Agreement pursuant to Section 9.1(e), then the Company shall pay to Parent (by wire transfer or immediately available funds not later than five (5) days after the date of termination of this Agreement) an amount equal to $9,148,125, to reimburse and compensate Parent for its time, expenses and lost opportunity costs of pursuing the Merger.

     (b) If the Company shall terminate this Agreement pursuant to Section 9.1(d), then parent shall pay to the Company (by wire transfer of immediately available funds not later than five (5) days after the date of termination of this Agreement) an amount equal to $9,148,125, to reimburse and compensate the Company for its time, expenses and lost opportunity costs of pursuing the Merger.

     (c) The parties acknowledge and agree that the agreements contained in this
Section 9.3 are an integral part of the transactions contemplated by this Agreement. No termination of this Agreement under this Article IX shall be effective unless and until all fees required to be then paid by the applicable party pursuant to Section 9.3 hereof shall have been received in immediately available funds by the party entitled thereto. Notwithstanding anything to the contrary contained in this Section 9.3, if any party fails to pay any fees OR expenses due under this Section 9.3 within the time required under this Agreement or, if no time period is specified, within five business days of the event giving rise to the payment of such fees and expenses, in addition to any other amounts paid or payable pursuant to this Section, such defaulting party shall pay the out-of-pocket costs and expenses (including reasonable legal fees and expenses) incurred by the non-defaulting party in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment together with interest on the amount of any unpaid fees and expenses at the publicly announced prime rate of Citibank N.A. from the date such fees and expenses were required to be paid.

                                   ARTICLE X

                               GENERAL PROVISIONS

     Section 10.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified (return receipt requested) or overnight mail or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however, that notices sent by mail will not be deemed given until received:

     (a) if to the Company:

       Talus Solutions, Inc.
        Overlook II
        2839 Paces Ferry Road
        Suite 1000
        Atlanta, Georgia 30339-5770
        Attn: Thomas R. Madison
              President and Chief Executive Officer
          Fax: (678) 556-4998

         with a copy to:

       King & Spalding
        191 Peachtree Street
        Atlanta, Georgia 30303
        Attn: William R. Spalding
        Fax: 404-572-5100

     (b) if to Parent or Acquisition:

       Manugistics Group, Inc.
        2115 East Jefferson Street
        Rockville, Maryland 20852-4999
        Attn: Gregory J. Owens
            President and Chief Executive Officer
          Fax: (301) 984-2333

         with copies to:

       Paul, Hastings, Janofsky & Walker LLP
        600 Peachtree Street, N.E.
        Suite 2400
        Atlanta, Georgia 30308
        Attn: Paul J. Connell
        Fax: 404-815-2350

         and

       Dilworth Paxson LLP
        3200 The Mellon Bank Center
        1735 Market Street
        Philadelphia, Pennsylvania 19103
        Attn: Joseph H. Jacovini
        Fax: 215-575-7200

     Section 10.2 Interpretation. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     Section 10.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     Section 10.4 Entire Agreement. The exhibits and schedules hereto are incorporated herein by reference. This Agreement and the documents, schedules and instruments referred to herein and to be delivered pursuant hereto constitute the entire agreement between the parties pertaining to the subject matter hereof, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Mutual Nondisclosure Agreement between Parent and the Company dated as of January 11, 2000. There are no other representations or warranties, whether written or oral, between the parties in connection with the subject matter hereof, except as expressly set forth herein.

     Section 10.5 Assignments; Parties in Interest. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that the rights, interests, and obligations of the Acquisition hereunder may be assigned to any direct wholly owned Delaware subsidiary of Parent without such prior consent. Subject to the preceding sentence, this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing herein, express or implied, is intended to or shall confer upon any Person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason hereof, except as otherwise provided herein; provided, however, that, nothing herein shall be construed as permitting any Holder to transfer to any other Person any of the registration rights effected pursuant to the Registration Statement described in
Section 6.1 hereof except as otherwise provided therein.

     Section 10.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     Section 10.7 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

     Section 10.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     Section 10.9 Rights of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement, and therefor, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     Section 10.10 Specific Performance. The parties hereto agree that irreparable damage could occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties will be entitled to the remedy of specific performance of the terms hereof, in addition to any other right or remedy any person hereto may have at law or in equity.

     Section 10.11 Knowledge. "To the knowledge of the Company" or any similar phrase contained in this Agreement shall mean the actual knowledge, after due and appropriate inquiry, of the Company Executives.

For purposes hereof, the "Company Executives" shall consist of Robert Cross, Thomas R. Madison, Jr., Michael Cote, Jeffrey Hudkins, Robert Phillips and Adam Meyerowitz. "To the knowledge of Parent" or any similar phrase contained in this Agreement shall mean the actual knowledge, after due and appropriate inquiry, of the Parent Executives. For purposes hereof, the "Parent Executives" shall consist of Gregory Owens, Raghavan Rajaji and Timothy Smith.

                                   ARTICLE XI

     Section 11.1 Indemnification; Escrow Fund. At the Effective Time, the Escrow Shares will be deposited with an escrow agent that is mutually agreeable to the Company and Parent, without any act required on the part of the Company's stockholders. The Escrow Shares will be held in deposit in accordance with the terms and conditions set forth in Exhibit F attached hereto and will secure the indemnification obligations of the Company and its stockholders to Parent for any losses incurred by Parent as a result of any breach of the representations, warranties, covenants or agreements of the Company which are contained in this Agreement.

                       [SIGNATURES ON THE FOLLOWING PAGE]

     IN WITNESS WHEREOF, Parent, Acquisition and the Company have caused this Agreement to be signed and delivered by their respective duly authorized officers has signed and delivered this Agreement, all as of the date first written above.

                                          PARENT:

                                          MANUGISTICS GROUP, INC.

                                          By: /s/ GREGORY J. OWENS
                                            ------------------------------------
                                            Gregory J. Owens
                                            President and CEO

                                          ACQUISITION:

                                          MANU ACQUISITION CORP.

                                          By: /s/ RAGHAVAN RAJAJI
                                            ------------------------------------
                                            Raghavan Rajaji
                                            President

                                          THE COMPANY:

                                          TALUS SOLUTIONS, INC.

                                          By: /s/ THOMAS R. MADISON, JR.
                                            ------------------------------------
                                            Thomas R. Madison, Jr.
                                            President and CEO

                                  APPENDIX "B"

                    FAIRNESS OPINION OF GOLDMAN, SACHS & CO.

PERSONAL AND CONFIDENTIAL

September 21, 2000

Board of Directors
Talus Solutions, Inc.
Overlook II
2839 Paces Ferry Road SE
Atlanta, GA 30339

Ladies and Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the holders, in the aggregate, of the outstanding shares of capital stock (the "Company Capital Stock") of Talus Solutions, Inc. (the "Company") of the Exchange (as defined below) pursuant to the Agreement and Plan of Merger, dated as of September 21, 2000, among Manugistics Group, Inc. ("Manugistics"), the Company, and Manu Acquisition Corp. ("Acquisition Sub"), a wholly owned subsidiary of Manugistics (the "Agreement"). Pursuant to the Agreement, the Company will be merged with Acquisition Sub (the "Merger"), and all of the outstanding shares of Company Capital Stock will be converted in the aggregate into a number of shares of common stock, par value $0.002 per share ("Manugistics Common Stock"), of Manugistics ranging from 4.2 million to 5.0 million, based on the Average Stock Price (as defined in the Agreement) of Manugistics Common Stock, and as set forth in the Agreement (the "Exchange").

     Goldman, Sachs & Co. ("Goldman Sachs"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. While we were retained to undertake a study to enable us to render a fairness opinion with respect to the Merger, we did not act as the Company's financial advisor with respect to the Merger and did not participate in any negotiations leading to the Agreement. Randall A. Blumenthal, a Managing Director of Goldman Sachs, is a board observer of the Company. As of the date hereof, entities affiliated with Goldman Sachs own 95,292 shares of the Company's Class A Common Stock, 857,633 shares of the Company's Series B Preferred Stock and 3,113,973 shares of the Company's Series C Preferred Stock. Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Manugistics for its own account and for the accounts of customers. In addition, Goldman Sachs may provide investment banking services to Manugistics in the future.

     In connection with this opinion, we have reviewed, among other things, the Agreement; certain audited, consolidated financial statements of the Company for the two years ended December 31, 1999; the Annual Reports to Stockholders and the Annual Reports on Form 10-K of Manugistics for the five fiscal years ended February 29, 2000; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Manugistics; certain other communications from the Company to its Board of Directors; certain other communications from Manugistics to its stockholders; certain internal financial analyses and forecasts for Manugistics prepared by the management of Manugistics; and certain internal financial analyses and forecasts for the Company prepared by the management of the Company (the "Company Forecasts"). We also have held discussions with members of the senior management of the Company and Manugistics regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for Manugistics Common Stock, which like many Internet related stocks has been and is likely to continue to be subject to significant short term price and trading volatility, compared certain financial information for the Company and Manugistics and certain stock market information for Manugistics with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the software industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

     We have relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. For purposes of our analysis, and with your consent, we have taken into account management's assessment of the risks and uncertainties associated with the Company achieving the Company Forecasts in the amounts and at the times indicated therein. We understand that, pursuant to the Agreement, certain stockholders of the Company have agreed to indemnify Manugistics against breaches of certain representations, warranties, agreements and covenants of the Company in the Agreement. In rendering this opinion, we have with your consent, not taken into account any potential payments such stockholders may be required to make pursuant to such indemnity obligations. With your consent, in rendering this opinion, we have not taken into account any restrictions on the resale of the shares of Manugistics Common Stock to be received by stockholders of the Company pursuant to the Agreement. We are not expressing any opinion herein as to the prices at which Manugistics Common Stock may trade in the future. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Manugistics or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. We are expressing no opinion with respect to the allocation of shares of Manugistics Common Stock among the holders of the various types of Company Capital Stock in the Merger. The opinion expressed herein is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of shares of Company Capital Stock should vote with respect to such transaction.

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that the Exchange pursuant to the Agreement is fair from a financial point of view to the holders, in the aggregate, of shares of Company Capital Stock.

Very truly yours,

/s/ Goldman, Sachs & Co.

(Goldman, Sachs & Co.)

                                  APPENDIX "C"


               FAIRNESS OPINION OF DEUTSCHE BANK SECURITIES, INC.


                                                              September 21, 2000

Board of Directors
Manugistics Group, Inc.
2115 East Jefferson Street
Rockville, Maryland 20852

Gentlemen:

     Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to Manugistics Group, Inc. ("Manugistics") in connection with the proposed acquisition by Manugistics of Talus Solutions, Inc. (the "Company") pursuant to the Agreement and Plan of Merger, dated September 21, 2000, among the Company, Manugistics and Manugistics Acquisition, Inc., a wholly owned subsidiary of Manugistics ("Manugistics Sub") (the "Merger Agreement"), which provides, among other things, for the merger of Manugistics Sub with and into the Company (the "Transaction"), as a result of which the Company will become a wholly owned subsidiary of Manugistics. As set forth more fully in the Merger Agreement, as a result of the Transaction, each share of the Company's Class A Voting Common Stock, par value $.0001 per share, and Class B Non-Voting Common Stock, par value $.0001 per share and each share of the Company's Class A Cumulative Convertible Redeemable Non-Voting Preferred Stock, par value $.0001 per share, Class B Convertible Voting Preferred Stock, par value $.0001 per share and Class C Convertible Voting Preferred Stock, par value $.0001 per share, issued and outstanding immediately prior to the effective time of the Transaction (other than any Dissenting Shares (as defined in the Merger Agreement) will be converted, into shares of common stock, par value $0.002 per share, of Manugistics ("Manugistics Common Stock") at the Exchange Ratio (as defined in section 3.1(b) and (c) of the Merger Agreement); provided that cash will be paid in lieu of any fractional shares of Manugistics Common Stock. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

     You have requested Deutsche Bank's opinion, as investment bankers, as to the fairness, from a financial point of view, to Manugistics of the Exchange Ratio.

     In connection with Deutsche Bank's role as financial advisor to Manugistics, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning Manugistics, certain financial and other information concerning the Company furnished to Deutsche Bank by the Company, and certain internal analyses and other information furnished to Deutsche Bank by the Company and Manugistics. Deutsche Bank has also held discussions with members of the senior managements of the Company and Manugistics regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for Manugistics Common Stock, (ii) compared certain financial and stock market information for Manugistics and, to the extent applicable, the Company with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations, which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

     Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company or Manugistics, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the Company or Manugistics. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company or Manugistics, as the case may be, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

     For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of Manugistics, Manugistics Sub and the Company contained in the Merger Agreement are true and correct; Manugistics, Manugistics Sub and the Company will each perform all of the covenants and agreements to be performed by it under the Merger Agreement; and all conditions to the obligations of each of Manugistics, Manugistics Sub and the Company to consummate the Transaction will be satisfied consistent with relevant State and Federal regulations without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Manugistics or the Company is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Manugistics or the Company or materially reduce the contemplated benefits of the Transaction to Manugistics. In addition, you have informed Deutsche Bank, and accordingly for purposes of rendering its opinion Deutsche Bank has assumed, that the Transaction will be tax-free to each of Manugistics and the Company.

     This opinion is addressed to, and for the use and benefit of, the Board of Directors of Manugistics and is not a recommendation to the stockholders of Manugistics to approve the Transaction or the issuance of shares of Manugistics Common Stock in the Transaction. This opinion is limited to the fairness, from a financial point of view, to Manugistics of the Exchange Ratio, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by Manugistics to engage in the Transaction.

     Deutsche Bank will be paid a fee for its services as financial advisor to Manugistics in connection with the Transaction, which shall be payable upon the delivery of this opinion. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking and other financial services to Manugistics for which it has received compensation, including underwriting the initial public offering and a subsequent public equity offering. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Manugistics for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

     Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that the Exchange Ratio is fair, from a financial point of view, to Manugistics.

                                          Very truly yours,

                                          /s/  Deutsche Bank Securities Inc.

                                          DEUTSCHE BANK SECURITIES INC.

                                  APPENDIX "D"

              TAX OPINION OF PAUL, HASTINGS, JANOFSKY & WALKER LLP

                               September 21, 2000

Manugistics Group, Inc.
2115 East Jefferson Street
Rockville, Maryland 20852-4999

     Re: Agreement and Plan of Merger, dated as of September 21, 2000, by and among Manugistics Group, Inc., Manu Acquisition Corp. and Talus Solutions, Inc.

Ladies and Gentlemen:

     We have acted as counsel to Manugistics Group, Inc., a Delaware corporation ("Parent"), in connection with the proposed merger of Manu Acquisition Corp., a Delaware corporation ("Acquisition"), wholly owned by Parent, with and into Talus Solutions, Inc., a Delaware corporation (the "Company") (the "Merger") pursuant to the Agreement and Plan of Merger dated as of September 21, 2000 (the "Agreement"). At your request, in connection with the Agreement, we are rendering our opinion regarding certain federal income tax consequences of the Merger.

     Except as otherwise provided, capitalized terms not defined herein have the meanings set forth in the Agreement or in the certificates that have been delivered to us by Parent (on behalf of Parent and Acquisition) and the Company for purposes of this opinion and that contain the representations of Parent and the Company (the "Officers' Certificates").

     This opinion is based upon and subject to:

          (i) the Merger being effected in the manner described in the registration statement to be filed on Form S-4 with the Securities and Exchange Commission in connection with the Merger (the "Registration Statement") and Proxy Statement (the "Proxy Statement") and in accordance with the provisions of the Agreement, which is the only document containing the substantive terms of the Merger;

          (ii) the accuracy and completeness, at all times through the Effective Time of the Merger, of the representations made to us by Parent and the Company in their respective Officers' Certificates (including, in the case of representations made to the best knowledge of Parent or the Company management, or similarly qualified, the accuracy and completeness, at all times through the Effective Time of the Merger, of such representations as though not so qualified);

          (iii) the accuracy and completeness, at all times through the Effective Time of the Merger, of the statements concerning the Merger set forth in the Registration Statement, Proxy Statement and Agreement, including the purposes of Parent and the Company for consummating the Merger; and

          (iv) the accuracy and completeness, at all times through the Effective Time of the Merger, of any statements concerning the Merger that have come to our attention during our engagement.

     Based on our examination of the foregoing items and subject to the limitations set forth herein, we are of the opinion that, for United States federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

     Our opinion is based on current provisions of the Code, Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law, any of which may be changed at any time with retroactive effect. Any change in applicable laws or facts and circumstances surrounding the Merger, or any inaccuracy in the statements, facts, assumptions and representations on which we have relied, may affect the continuing validity of the opinion set forth herein. We assume no responsibility to inform you of any change or inaccuracy that may occur or come to our attention.

     We express no opinion as to the United States federal income tax consequences of the Merger to stockholders subject to special treatment under United States federal income tax law (including, for example, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, traders in securities who elect to apply a mark-to-market method of accounting, foreign holders, persons who hold shares as a hedge against currency risk or as part of a straddle, constructive sale or conversion transaction, holders who acquired their shares of Parent upon the exercise of employee stock options or otherwise as compensation, and holders who do not hold their shares of Parent as capital assets within the meaning of Section 1221 of the Code). In addition, no opinion is expressed with respect to the tax consequences of the Merger under applicable foreign, state or local laws or under any federal tax laws other than those pertaining to the income tax, and our opinion may not be relied upon, in each case except to the extent specifically stated herein.

     We understand that our opinion will be referred to in the Registration Statement. We hereby consent to such use of our opinion.

                                          Very truly yours,

                                          /s/  PAUL, HASTINGS, JANOFSKY & WALKER
                                                           LLP
                                          --------------------------------------
                                          Paul, Hastings, Janofsky & Walker LLP

                                  APPENDIX "E"

                         TAX OPINION OF KING & SPALDING

                               September 21, 2000

Talus Solutions, Inc.
Overlook II
2839 Paces Ferry Road
Suite 1000
Atlanta, GA 30339

     Re: Federal Income Tax Consequences of the Merger of Manu Acquisition Corp. with and into Talus Solutions, Inc.

Ladies and Gentlemen:

     We have acted as counsel to Talus Solutions, Inc. (the "Company") in connection with the proposed merger (the "Merger") of Manu Acquisition Corp. ("Acquisition"), a wholly owned subsidiary of Manugistics Group, Inc. ("Parent"), with and into the Company pursuant to the Agreement and Plan of Merger, dated as of September 21, 2000, by and among Parent, Acquisition, and the Company (the "Agreement"). You have requested our opinion regarding certain of the federal income tax consequences of the Merger.

     We understand that our opinion will be referred to in the Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission in connection with the Merger (the "Registration Statement"). We hereby consent to such use of our opinion.

     All capitalized terms used herein and not defined herein shall have the respective meanings specified in the Agreement.

                    INFORMATION AND ASSUMPTIONS RELIED UPON

     In rendering the opinion expressed herein, we have examined such documents as we have deemed necessary or appropriate, including, among other documents, the Agreement and the Registration Statement. In our examination of the documents and in our reliance upon them in issuing this opinion, we have assumed, with your consent, that all documents submitted to us as photocopies or telecopies faithfully reproduce the originals thereof; that such originals are authentic; that all such documents submitted to us have been or will be duly executed and validly signed (or filed, where applicable) to the extent required in substantially the same form as they have been provided to us; that each executed document will constitute the legal, valid, binding, and enforceable agreement of the signatory parties; that all representations and statements set forth in such documents are and will remain true, accurate, and complete in all material respects; that the Merger will be carried out in accordance with the terms of such documents; and that all obligations imposed on, or covenants agreed to by, the parties pursuant to any of such documents have been or will be performed or satisfied in accordance with their terms in all material respects. We also have assumed that the Merger will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions and that the Merger qualifies as a statutory merger under applicable state law. Furthermore, we have not attempted to verify independently any representations and have assumed that all representations contained in the documents are, and at the Effective Time will be, true, accurate, and complete in all material respects. We further have assumed that you have disclosed to us all of the documents that are relevant to the transactions that are the subject of this opinion.

     We also have obtained such additional information and representations, upon which we also have relied in rendering this opinion, as we have deemed relevant and necessary through consultations with various representatives of Parent, Acquisition, and the Company. We have obtained written certificates from officers and executives of Parent, Acquisition, and the Company to verify certain relevant facts that have been represented to us or that we have been authorized to assume and upon which we have relied in rendering this opinion. This opinion assumes that the statements contained in such certificates are true, accurate, and complete on the date hereof and will be true, accurate, and complete at the time of the Merger.

                                    OPINION

     Subject to the assumptions set forth above, it is our opinion that the Merger will qualify as a "reorganization" under Section 368(a) of the Code.

     The opinion expressed herein is based upon existing statutory, regulatory, administrative, and judicial authority in effect as of the date of this letter, any of which may be changed at any time with retroactive effect. In addition, our opinion is based solely on the documents that we have examined, the additional information that we have obtained, and the statements, assumptions, and representations referred to herein that we have assumed with your consent to be true, accurate, and complete on the date hereof and at the Effective Time. Our opinion cannot be relied upon if any of the material facts contained in such documents or such additional information, statements, assumptions, or representations referred to herein is, or later becomes, inaccurate. We are under no obligation to supplement or revise our opinion to reflect any changes (including changes that could have retroactive effect) in applicable law or any document, information, corporate record, covenant, statement, assumption, or representation stated herein that becomes untrue or incorrect. Our opinion represents our legal judgment and has no official status of any kind. Accordingly, we cannot assure you that the Internal Revenue Service or a court having jurisdiction over the issue will agree with our opinion.

     Finally, our opinion is limited to the tax matters specifically addressed herein. We have not been asked to address, nor have we addressed, any other tax consequences of the Merger, including, but not limited to, any other federal, state, local, foreign, transfer, sales, or use tax consequences.

     This letter is furnished by us as counsel to the Company. The opinion expressed herein is solely for the benefit of the Company and may not be relied upon in any manner for any purpose by any other person or otherwise referred to in any document without our prior express written consent.

                                          Very truly yours,

                                          /s/  KING & SPALDING
                                          --------------------------------------
                                                 King & Spalding

                                  APPENDIX "F"

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW
                              262 APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec.251 (other than a merger effected pursuant to sec.251(g) of this title), sec.252, sec.254, sec.257, sec.258, sec.263 or sec.264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec.251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its Certificate of Incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its Certificate of Incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the Certificate of Incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec.228 or sec.253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or
     (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 339, L. '98, eff. 7-1-98.)

                                    PART II

              INFORMATION NOT REQUIRED IN PROSPECTUS; UNDERTAKINGS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Manugistics has adopted the provisions of Section 102(b)(7) of the Delaware General Corporation Law (the "Delaware GCL"), which eliminate or limit the personal liability of a director to Manugistics or its stockholders for monetary damages for breach of fiduciary duty under certain circumstances. Furthermore, under Section 145 of the Delaware GCL, Manugistics shall indemnify each of its directors and officers against expenses (including reasonable costs, disbursements and counsel fees) in connection with any proceeding involving such person by reason of having been an officer or director, to the extent such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of Manugistics, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be made by a majority of a quorum of disinterested members of the board of directors, independent legal counsel or the stockholders of Manugistics.

     Manugistics' Certificate of Incorporation states that a director of Manugistics shall not be personally liable to Manugistics or its stockholders for monetary damages for breach of fiduciary duty as a director, except that this provision shall not eliminate or limit a director's liability for any breach of the director's duty of loyalty to Manugistics or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the Delaware GCL, or for any transaction from which the director derived an improper personal benefit.

     Manugistics' bylaws further provide that Manugistics shall indemnify its officers, directors and employees to the fullest extent permitted by law. The bylaws also permit Manugistics to purchase insurance on behalf of any such person against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not Manugistics would have the power to indemnify such person against such liability under the foregoing provision of the bylaws. Manugistics maintains such insurance.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


     The Exhibits listed below are filed as part of this Registration Statement.



EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
    2         Agreement and Plan of Merger is attached as Appendix "A" to the Prospectus included in this Registration Statement.
    3.1       Certificate of Incorporation of Manugistics Group, Inc., as
              amended (incorporated by reference from Manugistics'
              Registration Statement on Form S-1 (File No. 33-65312) and
              Registration Statement on Form S-3 (File No. 333-31949)).
    3.2       Amended and Restated Bylaws of Manugistics Group, Inc.
              (incorporated by reference from Manugistics' Registration
              Statement on Form S-1 (File No. 33-65312)).
    5         Legal opinion of Dilworth Paxson LLP regarding the legality of the Manugistics common stock being issued in the merger.
    8.1       Tax opinion of Paul, Hastings, Janofsky & Walker LLP
              regarding the tax consequences of the merger to stockholders of Manugistics Group, Inc. is attached as Appendix "D" to
              the Prospectus included in this Registration Statement.
    8.2       Tax opinion of King & Spalding regarding the tax
              consequences of the merger to stockholders of Talus is
              attached as Appendix "E" to the Prospectus included in this
              Registration Statement.
   23.1       Consent of KPMG LLP regarding the Consolidated Financial
              Statements of Talus and its subsidiary.
   23.2       Consent of Deloitte & Touche LLP regarding the Consolidated
              Financial Statements of Manugistics Group, Inc. and
              subsidiaries.

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
   23.3       Consent of PricewaterhouseCoopers LLP regarding the
              Consolidated Financial Statements of TYECIN Systems, Inc.
              and subsidiaries.
   23.4       Consent of Paul, Hastings, Janofsky & Walker LLP is
              contained in its opinion filed as Exhibit 8.1 to the
              Registration Statement.
   23.5       Consent of King & Spalding is contained in its opinion filed as Exhibit 8.2 to the Registration Statement.
   23.6       Consent of Dilworth Paxson LLP is contained in its opinion filed as Exhibit 5 to the Registration Statement.
   23.7       Consent of Goldman, Sachs & Co.
   23.8       Consent of Deutsche Bank Securities Inc.
   24         Powers of Attorney contained on the signature pages of the
              Registration Statement.
   99.1       Opinion of Goldman, Sachs & Co. is attached as Appendix "B"
              to the Prospectus included in this Registration Statement.
   99.2       Opinion of Deutsche Bank Securities Inc. is attached as
              Appendix "C" to the Prospectus included in this Registration
              Statement.


ITEM 22. UNDERTAKINGS.

     (1) The undersigned registrant hereby undertakes:

          (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof; and

          (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (2) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (3) The undersigned registrant hereby undertakes as follows: that before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (4) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed after the effective date of the registration statement through the date of responding to the request.

     (6) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, State of Maryland, on the 21st day of November, 2000.


                                          MANUGISTICS GROUP, INC.

                                          By: /s/ GREGORY J. OWENS
                                            ------------------------------------
                                            Gregory J. Owens
                                            Chief Executive Officer and
                                              President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.



               SIGNATURE                                      TITLE                              DATE
               ---------                                      -----                              ----
         /s/ GREGORY J. OWENS            Director, Chief Executive Officer and President   November 21, 2000
---------------------------------------    (Principal Executive Officer)
           Gregory J. Owens

          /s/ RAGHAVAN RAJAJI            Executive Vice President and Chief Financial      November 21, 2000
---------------------------------------    Officer (Principal Financial Officer and
            Raghavan Rajaji                Principal Accounting Officer)

                   *                     Chairman of the Board of Directors                November 21, 2000
---------------------------------------
           William M. Gibson

                   *                     Director                                          November 21, 2000
---------------------------------------
           J. Michael Cline

                   *                     Director                                          November 21, 2000
---------------------------------------
             Lynn C. Fritz

                   *                     Director                                          November 21, 2000
---------------------------------------
          Joseph H. Jacovini

                   *                     Director                                          November 21, 2000
---------------------------------------
              Hau L. Lee

                   *                     Director                                          November 21, 2000
---------------------------------------
           William G. Nelson

                   *                     Director                                          November 21, 2000
---------------------------------------
           Thomas A. Skelton

         * /s/ RAGHAVAN RAJAJI
 -------------------------------------
            Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
    2         Agreement and Plan of Merger is attached as Appendix "A" to the Prospectus included in this Registration Statement.
    3.1       Certificate of Incorporation of Manugistics Group, Inc., as
              amended (incorporated by reference from Manugistics'
              Registration Statement on Form S-1 (File No. 33-65312) and
              Registration Statement on Form S-3 (File No. 333-31949)).
    3.2       Amended and Restated Bylaws of Manugistics Group, Inc.
              (incorporated by reference from Manugistics' Registration
              Statement on Form S-1 (File No. 33-65312)).
    5         Legal opinion of Dilworth Paxson LLP regarding the legality of the Manugistics common stock being issued in the merger.
    8.1       Tax opinion of Paul, Hastings, Janofsky & Walker LLP
              regarding the tax consequences of the merger to stockholders of Manugistics Group, Inc. is attached as Appendix "D" to
              the Prospectus included in this Registration Statement.
    8.2       Tax opinion of King & Spalding regarding the tax
              consequences of the merger to stockholders of Talus is
              attached as Appendix "E" to the Prospectus included in this
              Registration Statement.
   23.1       Consent of KPMG LLP regarding the Consolidated Financial
              Statements of Talus and its subsidiary.
   23.2       Consent of Deloitte & Touche LLP regarding the Consolidated
              Financial Statements of Manugistics Group, Inc. and
              subsidiaries.
   23.3       Consent of PricewaterhouseCoopers LLP regarding the
              Consolidated Financial Statements of TYECIN Systems, Inc.
              and subsidiaries.
   23.4       Consent of Paul, Hastings, Janofsky & Walker LLP is
              contained in its opinion filed as Exhibit 8.1 to the
              Registration Statement.
   23.5       Consent of King & Spalding is contained in its opinion filed as Exhibit 8.2 to the Registration Statement.
   23.6       Consent of Dilworth Paxson LLP is contained in its opinion filed as Exhibit 5 to the Registration Statement.
   23.7       Consent of Goldman, Sachs & Co.
   23.8       Consent of Deutsche Bank Securities Inc.
   24         Powers of Attorney contained on the signature pages of the
              Registration Statement.
   99.1       Opinion of Goldman, Sachs & Co. is attached as Appendix "B"
              to the Prospectus included in this Registration Statement.
   99.2       Opinion of Deutsche Bank Securities Inc. is attached as
              Appendix "C" to the Prospectus included in this Registration
              Statement.